Pursuant to Rule 424(b)(3)
Registration Statement No. 333-116858

PROSPECTUS

DELCO REMY INTERNATIONAL, INC.

OFFER TO EXCHANGE

Second-Priority Senior Secured Floating Rate Notes Due 2009

for all outstanding Second-Priority Senior Secured Floating Rate Notes Due 2009

and

9 3/8% Senior Subordinated Notes Due 2012 for all outstanding 9 3/8% Senior Subordinated Notes Due 2012

The exchange offer will expire at 5:00 p.m., New York City time on August 6, 2004, unless extended.

Terms of the exchange offer:

•	We will exchange all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.
•	You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.
•	We believe that the exchange of old notes will not be a taxable event for U.S. federal income tax purposes, but you should see “United States Federal Income Tax Considerations” on page 137 for more information.
•	We will not receive any proceeds from the exchange offer.
•	The terms of the new notes are substantially identical to the old notes, except that the new notes are registered under the Securities Act of 1933 and the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes.

See “Risk Factors” beginning on page 14 for a discussion of risks that should be considered by holders prior to tendering of their old notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 6, 2004

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Trademarks, service marks and trade names of other companies appearing in this document are the property of their respective holders.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, which we refer to as the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

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FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus include some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. All statements other than statements of current or historical fact contained in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “plan,” “will” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We caution you that forward-looking statements involve risks, uncertainties and other factors that may cause our actual results and performance to differ materially from any future results or performance expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include, among others, the following:

•	the cyclical nature of demand in our business and downturns in the automotive industry;

•	the demand for our products;

•	our reliance upon a major customer;

•	risks associated with our estimated costs;

•	consolidation among automotive parts customers and suppliers;

•	indirect control of us by a limited number of persons;

•	risks associated with integration of our acquisitions into our business;

•	the effectiveness of our lean manufacturing and other cost saving plans;

•	risks associated with international operations, including unfavorable political, regulatory, labor and tax conditions in other countries;

•	risks associated with loss of the rights to the company’s name;

•	technological trends and innovations and associated costs;

•	our dependence on the availability of raw materials and component parts;

•	effects of fluctuations in foreign exchange rates;

•	litigation risks;

•	risks associated with product liability and warranty and recall claims; and

•	risks associated with environmental and health and safety liabilities and requirements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. In light of these risks, uncertainties and assumptions, the forward-looking statements in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus. We urge you to review carefully this prospectus, particularly the section “Risk Factors,” for a more complete discussion of the risks of an investment in the notes.

Our forward-looking statements speak only as of the date made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties, including the United States Department of Commerce. Industry publications, studies and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data, and we do not make any representations as to the accuracy of such information. Similarly, we believe our internal research is reliable but it has not been verified by any independent source.

iii

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read this entire prospectus, including the financial data and related notes, before making an investment decision. As used in this prospectus, the terms “we,” “us,” “Delco Remy” and the “Company” refer to Delco Remy International, Inc. and its subsidiaries on a consolidated basis, unless the context requires otherwise. We changed our fiscal year end to December 31, effective August 1, 2000. Prior to August 1, 2000, our fiscal year ended July 31. As used in this prospectus, the term “fiscal year” other than fiscal year 2003, 2002 and 2001 refers to the year ended July 31 in the year indicated.

THE EXCHANGE OFFER

On April 23, 2004, we issued and sold $125.0 million aggregate principal amount of our Second-Priority Senior Secured Floating Rate Notes Due 2009 and $150.0 million aggregate principal amount of our 9 3/8% Senior Subordinated Notes Due 2012, which we refer to as the old notes. In connection with that sale, we entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to deliver this prospectus to you and to complete an exchange offer for the old notes. As required by the registration rights agreement, we are offering to exchange $125.0 million aggregate principal amount of our new Second-Priority Senior Secured Floating Rate Notes Due 2009 and $150.0 million aggregate principal amount of our new 9 3/8% Senior Subordinated Notes Due 2012, which we refer to as the new notes, the issuance of which will be registered under the Securities Act, for a like aggregate principal amount of our old notes. We refer to this offer to exchange new notes for old notes in accordance with the terms set forth in this prospectus and the accompanying letter of transmittal as the exchange offer. You are entitled to exchange your old notes for new notes. We urge you to read the discussions under the headings “The Exchange Offer” and “The New Notes” in this summary for further information regarding the exchange offer and the new notes. We refer to the old notes and the new notes collectively as the “notes.”

THE COMPANY

We are a leading global manufacturer and remanufacturer of aftermarket and original equipment electrical components and aftermarket powertrain/drivetrain components for automobiles, light trucks, heavy duty trucks and other heavy duty vehicles. We sell our products worldwide primarily under the “Delco Remy” brand name, first used in 1918, the “World Wide Automotive” brand name, first used in 1986, and our customers’ private label brand names. Our products include starter motors, alternators, engines, transmissions, torque converters and fuel systems. We also provide exchange services for used components, commonly known as cores, for remanufacturers. In 2003, approximately 61% of our net sales were to the aftermarket and approximately 39% were to the original equipment market. We supply numerous highly-engineered products to over 3,500 customers, principally in North America, Europe, Latin America and Asia.

We believe we are North America’s largest producer of remanufactured starters and alternators for the aftermarket. Remanufacturing is a process through which cores are disassembled into their sub-components, cleaned, inspected, combined with new subcomponents, reassembled into finished products and tested to original equipment specifications. Remanufactured products can be produced at a substantially lower cost than a traditionally manufactured product and with substantially higher quality than an individually repaired product. Our expanding aftermarket business benefits from the non-deferrable nature of the repairs for which many of our products are used. We believe we are also North America’s largest supplier of original equipment starters for automobiles and light trucks and starters and alternators for heavy duty vehicles.

At the time of our separation from General Motors in August 1994, we were predominantly a North American original equipment component supplier, with over 56% of our fiscal year 1995 net sales derived from

GM and its service parts operation. Through strategic capital investments, acquisitions, joint ventures and facility and workforce rationalization, we have become a low cost, global manufacturer and remanufacturer with a more balanced business and product mix between the aftermarket and original equipment market. Since fiscal year 1995, we have increased our net sales, broadened our product line, expanded our manufacturing and remanufacturing capabilities, diversified our customer base and end markets, lowered our cost base and extended our participation in international markets. From fiscal year 1995 through 2003, we have:

•	increased our net sales from $573.4 million to $1,053.2 million;

•	reduced the percentage of our net sales to GM, our largest customer, from 56% to 26%; and

•	increased our net sales to the aftermarket as a percentage of net sales from 19% to 61%.

With the acquisition of Delphi Corporation’s light vehicle alternator business in 2003, we believe we have now established the principal capabilities, geographic positions, cost base and customer base that we sought to achieve following our separation from GM nearly ten years ago. We are now well-positioned to capitalize on our achievements by increasing our sales through organic growth, pursuing cost-savings opportunities and focusing on cash flow generation.

Competitive Strengths

Leading and Strategic Market Positions

We have leading and strategic market positions across a number of product lines. We are North America’s largest producer of remanufactured starters and alternators for the aftermarket. Most of our competitors in the highly fragmented aftermarket for remanufactured starters and alternators are smaller, regional companies and local rebuilders. Many of these smaller competitors are finding it difficult to meet the increasing quality, cost and service demands of customers, who, in turn, are seeking to reduce the number of their suppliers. With our original equipment manufacturing capabilities, remanufacturing expertise, low cost base, full product line, better access to cores and ability to capitalize on economies of scale, we believe we are well-positioned to benefit from the consolidation of the aftermarket. We are also North America’s largest supplier of original equipment starters for automobiles and light trucks and starters and alternators for heavy duty vehicles. Most of our competitors in the North American original equipment market for electrical components are divisions of large diversified component suppliers. We believe that our product focus creates a significant competitive advantage. Also, the design, manufacturing and technological expertise that we have developed in our original equipment operations contribute to our strength in the aftermarket, creating synergy between our markets. We believe that based on our 2003 sales, our North American market positions for the following product lines are as follows:

Product Line	Market Position
Light Vehicle Aftermarket Starters and Alternators	#1
Light Vehicle Original Equipment Starters	#1
Heavy Duty Aftermarket Starters and Alternators	#1
Heavy Duty Original Equipment Starters and Alternators	#1
Aftermarket Transmissions—Original Equipment Services	#2

Low-Cost Manufacturing Position With Global Footprint

We believe our manufacturing cost base is among the lowest in our industry. Since 1995, we have been transitioning our production capacity to lower cost countries, such as Mexico, South Korea, China, Poland and Hungary. As of December 31, 2003, approximately 61% of our manufacturing workforce was located in lower cost countries compared with only 7% in 1995. Additionally, none of our workers in the United States are represented by unions. The transition of our workforce to lower cost countries has enabled us to reduce our labor costs. We estimate that our hourly labor costs per production worker were $6.77 as of December 31, 2003. Our increased manufacturing capacity outside of the United States has also enabled us to take advantage of global purchasing initiatives, such as low-cost material sourcing, and has positioned us geographically closer to our customers operating in or near these regions.

High Quality, Lean Manufacturing Operations

In 1999, we launched an initiative to implement lean manufacturing operations globally throughout our entire company. Lean manufacturing reduces product errors, transportation, inventory levels, operator motion, overproduction and waiting and fosters the increased flow of material, information and people. Our lean manufacturing operations enable us to manufacture high quality products at a low cost by capitalizing on manufacturing efficiencies. As a result of our lean manufacturing initiatives, we believe our products are among the highest quality in our markets.

Strong Brand Recognition

We manufacture and market our products worldwide principally under the “Delco Remy,” “World Wide Automotive,” and our customers’ private label brand names. In connection with our 1994 separation from GM, we acquired perpetual rights to use our “Delco Remy” brand name for the sale of automotive and light truck starters. Our “Delco Remy” brand name is considered a premium brand name for automotive electrical components. “Delco Remy” branded starters were standard components on 92% of GM’s North American light vehicles produced in 2003. We believe our brand presence in the light vehicle original equipment market increases our recognition in the light vehicle aftermarket. In the heavy duty vehicle market, brand loyalty is essential, because end-customers typically specify original equipment components for new vehicles and aftermarket components for replacement. According to an August 2003 MacKay & Company brand preference survey of 2,975 fleet operators who operate over 245,000 vehicles, the “Delco Remy” brand of starters was selected by respondents representing approximately 54% of vehicles, and the “Delco Remy” brand of alternators was selected by respondents representing approximately 49% of vehicles. In each case, the next most preferred brands were specified by respondents representing 20% or less of vehicles. Our premium brand name has contributed to our position as a primary supplier to many of our heavy duty vehicle original equipment manufacturer customers, including GM, Freightliner (DaimlerChrysler), PACCAR, Cummins and Volvo/Mack Trucks. We believe our brand names are important assets that distinguish our products as premium products in their respective markets.

Diverse Business Mix

We supply our products on a global basis to a diverse customer base in the automotive, light truck and heavy duty vehicle aftermarkets and original equipment markets. Our diverse customer base and operations provide stability for our business, because we are less dependent upon any single customer, vehicle model or product line. The design, manufacturing and technological expertise that we have developed in our original equipment operations contributes to the strength of our aftermarket business. This expertise provides us with advantages over many of our aftermarket competitors. We believe that our participation in the aftermarket and our diversified customer base reduce our exposure to the cyclical nature of the automotive and heavy duty vehicle original equipment markets. The following charts illustrate our customer and end-market diversity:

Experienced Management Team

Our operations are led by an experienced management team of six senior executives with an average of 27 years of industry experience. Our management team has a proven track record of successfully winning new customers, maintaining strong relationships with our existing customers, implementing cost reduction initiatives, operating through changing economic cycles, integrating business lines and introducing new products to the market. Our Chief Executive Officer and President, Thomas Snyder, has been in the automotive industry for 37 years in both the original equipment and aftermarket businesses, having held executive positions within GM’s Delco Remy division since 1980.

Business Strategy

Focus on Operating Efficiency and Cash Flow Generation

We continue to pursue cost savings opportunities and to focus on generating cash flow. In 2003, we closed six manufacturing facilities and transferred production to existing lower cost facilities primarily in Mexico, South Korea and Hungary. As a result of these actions, we estimate that we will realize approximately $25.0 million in cost savings in 2004. We also intend to continue implementing lean manufacturing principles and global purchasing initiatives to provide additional opportunities to improve our operating cash flow. Over the last three years, our cash flows have been impacted by payments of $65.1 million relating to our acquisitions (excluding joint venture payments of $11.8 million) and $37.4 million related to the rationalization of our global manufacturing base. Despite these payments, we generated $87.0 million of cash flow from operations over the last three years. In 2004, we estimate that we will pay an additional $40.0 to $42.0 million in acquisition related payments and $10.0 to $12.0 million in facility rationalization payments, which will satisfy substantially all of our remaining obligations relating to acquisitions and substantially complete the rationalization of our facilities. We believe our organic sales growth, combined with cost savings efforts and the payment in 2004 of substantially all of our remaining contingent acquisition and facility rationalization costs will position us to generate improved cash flow.

Enhance our Share In the Remanufacturing Market

We intend to leverage our leading position as a supplier of remanufactured components to the automotive aftermarket. Remanufactured products have significant advantages over traditionally manufactured and individually repaired products. A remanufactured product can be produced at a substantially lower cost than a traditionally manufactured product and with substantially higher quality than an individually repaired product. The use of remanufactured components by original equipment manufacturers, which we refer to as OEMs, has increased in recent years as OEMs have sought to reduce warranty and extended service costs. Remanufactured components generally offer the same degree of quality and reliability as original equipment products at a lower cost. This trend has also resulted in independent aftermarket customers requiring higher quality standards for remanufactured products. Remanufactured products accounted for 53% of our net sales, and 87% of our net sales to the aftermarket in 2003. We plan to continue to exploit our leading position in the remanufacturing market.

Increase our Share in the Global Light Vehicle Original Equipment Market

Following the acquisition of Delphi Corporation’s light vehicle alternator business in 2003, we believe we have significant opportunities to expand our share in the original equipment market, particularly in the European and Asian light vehicle markets, where customers increasingly look for suppliers with both starter and alternator technology. Our manufacturing base is well-positioned to support our anticipated growth, with facilities in twelve countries and on five continents. We are in the process of developing and expanding our sales infrastructure in Europe and Asia to support additional business. We also expect to benefit from anticipated growth in Latin America, Eastern Europe and Asia, where demand for light vehicles is expected to increase at a compounded annual rate of almost 15% from 2003 to 2005, according to a J.D. Power and Associates study. In 2003, we generated 7.9% of our net sales from these emerging markets. Globally, light vehicle original equipment components accounted for 25% of our net sales in 2003.

Capitalize on Growth in the Heavy Duty Truck Market

We intend to capitalize on the expected growth in the original equipment market and aftermarket for heavy duty truck components. North American heavy duty truck (Class 5 through 8) production is expected to increase 61%, from 381,000 units to 614,000 units, between 2003 and 2006, according to a J.D. Power and Associates study. In 2003, we launched new heavy duty alternator and starter motor products and are continuing to work to expand our truck product line to take advantage of the rebound in heavy duty truck production. In addition, we believe that the demand for heavy duty truck replacement components is expected to grow over the next few years as the significant number of vehicles produced from 1998 to 2000 reach their prime replacement age. As the largest supplier of original equipment and aftermarket starters and alternators to the North American heavy duty truck market, we believe we are well-positioned to benefit from these positive trends.

Maintain our Focus on Technologically Advanced Products

In order to successfully compete in our markets, we continue to invest in advanced technology by regularly updating and enhancing our product line. We believe that our continuous pursuit of advanced technology creates a competitive advantage for us. In 2003, we launched a new family of next-generation starters and alternators. We are also in various stages of development on a number of new products including:

•	high technology products in the distributed generation and hybrid electric vehicle markets;

•	a new family of gear reduction starters for the heavy duty truck and industrial markets;

•	a new family of light vehicle alternators; and

•	a small gear reduction starter specifically designed for application on world automobile platforms.

THE EXCHANGE OFFER

Notes Offered

$125,000,000 aggregate principal amount of Second-Priority Senior Secured Floating Rates Notes Due 2009 and $150,000,000 aggregate principal amount of 9 3/8 % Senior Subordinated Notes Due 2012. The terms of the new notes and the old notes are identical in all material respects, except for transfer restrictions and registration rights relating to the old notes.

The Exchange Offer

We are offering the new notes to you in exchange for a like principal amount of old notes. Old notes may be exchanged only in integral multiples of $1,000. We intend by the issuance of the new notes to satisfy our obligations contained in the registration rights agreement.

Expiration Date: Withdrawal of Tender

The exchange offer will expire at 5:00 p.m., New York City time, on August 6, 2004, or such later date and time to which it may be extended by us. The tender of old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer

Our obligation to accept for exchange, or to issue new notes in exchange for, any old notes is subject to customary conditions relating to compliance with any applicable law or any applicable interpretation by the staff of the Securities and Exchange Commission, the receipt of any applicable governmental approvals and the absence of any actions or proceedings of any governmental agency or court which could materially impair our ability to consummate the exchange offer. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes

If you wish to accept the exchange offer and tender your old notes, you may complete, sign and date the Letter of Transmittal, or a facsimile of the Letter of Transmittal, in accordance with its instructions and instructions in this prospectus, and mail or otherwise deliver such Letter of Transmittal, or the facsimile, together with the old notes and any other required documentation, to the exchange agent at the address set forth herein. See “The Exchange Offer—Procedures for Tendering Old Notes.”

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Exchange Agent	Deutsche Bank National Trust Company is serving as the exchange agent in connection with the exchange offer.

Federal Income Tax Considerations	The exchange of notes pursuant to the exchange offer should not be a taxable event for federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

CONSEQUENCES OF EXCHANGING OLD NOTES PURSUANT TO THE EXCHANGE OFFER

Based on certain interpretive letters issued by the staff of the Securities and Exchange Commission to third parties in unrelated transactions, we are of the view that the holders of old notes (other than any holder who is an “affiliate” of our company within the meaning of Rule 405 under the Securities Act) who exchange their old notes for new notes pursuant to the exchange offer generally may offer the new notes for resale, resell such new notes and otherwise transfer the new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided:

•	the new notes are acquired in the ordinary course of the holders’ business;

•	the holders have no arrangement with any person to participate in a distribution of the new notes; and

•	neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.” In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or in compliance with an available exemption from registration or qualification. We have agreed, under the registration rights agreement and subject to limitations specified in the registration rights agreement, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions as any holder of the notes reasonably requests in writing. If a holder of old notes does not exchange in old notes for new notes according to the terms of the exchange offer, the old notes will continue to be subject to the restrictions on transfer contained in the legend printed on the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of old notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer. See “The Exchange Offer—Consequences of Failure to Exchange; Resales of New Notes.”

The old notes are currently eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages (PORTAL) market. Following commencement of the exchange offer but prior to its completion, the old notes may continue to be traded in the PORTAL market. Following completion of the exchange offer, the new notes will not be eligible for PORTAL trading.

THE NEW NOTES

The terms of the new notes and the old notes are identical in all material respects, except for transfer restrictions and registration rights relating to the old notes.

Issuer	Delco Remy International, Inc.

Maturity Date

Floating Rate Notes	April 15, 2009.

Fixed Rate Notes	April 15, 2012.

Interest Payment Dates

Floating Rate Notes	January 15, April 15, July 15 and October 15 of each year, commencing July 15, 2004.

Fixed Rate Notes	April 15 and October 15 of each year, commencing October 15, 2004.

Optional Redemption

Floating Rate Notes	We may redeem some or all of the floating rate notes beginning on April 15, 2006 at the redemption prices listed under “Description of the New Notes—Optional Redemption—Floating Rate Notes.”

Prior to April 15, 2006, we may redeem up to 35% of the aggregate principal amount of the floating rate notes with the net proceeds of specified public equity offerings.

Fixed Rate Notes	We may redeem some or all of the fixed rate notes beginning on April 15, 2008 at the redemption prices listed under “Description of the New Notes—Optional Redemption—Fixed Rate Notes.”

Prior to April 15, 2007, we may redeem up to 35% of the aggregate principal amount of the fixed rate notes with the net proceeds of specified public equity offerings.

Change of Control

If a Change of Control of our company occurs, subject to some conditions, we must give holders of both the fixed rate notes and the floating rate notes an opportunity to sell to us the applicable notes at a purchase price of 101% of the principal amount of the applicable notes, plus accrued and unpaid interest to the date of the purchase. The term “Change of Control” is defined under “Description of the New Notes—Change of Control.”

Ranking

Floating Rate Notes	The floating rate notes and the guarantees of the floating rate notes will be our and our subsidiary guarantors’ senior secured obligations and will rank:

•	equal in the right of payment with all of our and the subsidiary guarantors’ existing and future senior debt,

including debt under our senior credit facilities and the guarantees thereof;

•	but junior in priority as to collateral with respect to our and our subsidiary guarantors’ obligations under our senior credit facilities and any other future obligations secured by a first-priority lien on the collateral; and.

•	senior to all of our and our subsidiary guarantors’ existing and future subordinated indebtedness.

In addition, the floating rate notes will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries that are not providing guarantees. See “Description of the New Notes—Ranking—Floating Rate Notes.”

Fixed Rate Notes	The fixed rate notes and the guarantees of the floating rate notes will be our and our subsidiary guarantors’ senior subordinated unsecured obligations and will rank:

•	junior to all of our and the subsidiary guarantors’ existing and future senior indebtedness, including any borrowings under our senior credit facilities and the floating rate notes;

•	equal in right of payment with any of our and our subsidiary guarantors’ existing and future senior subordinated indebtedness; and

•	senior to all of our and our subsidiary guarantors’ future subordinated indebtedness.

In addition, the fixed rate notes will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries that are not providing guarantees. See “Description of the New Notes—Ranking—Fixed Rate Notes.”

Guarantees

Floating Rate Notes	The floating rate notes will be guaranteed, jointly and severally, on a senior secured basis, by certain of our existing and future domestic restricted subsidiaries.

Fixed Rate Notes	The fixed rate notes will be guaranteed, jointly and severally, on a senior subordinated basis, by certain of our existing and future domestic restricted subsidiaries.

Collateral for the Floating Rate Notes

The floating rate notes and the subsidiary guarantees of the floating rate notes will be secured, subject to permitted liens, by a second-priority lien on and security interest in substantially all the assets owned by us and the subsidiary guarantors that secure our obligations under our senior credit facilities or future indebtedness incurred to refinance or replace such facilities on a first-priority basis. These assets include (i) 100% of the capital stock of each of our existing and future domestic subsidiaries, (ii) 65% of the capital stock of each of our existing and future foreign subsidiaries that are owned directly by us or a subsidiary guarantor and (iii) substantially all the tangible and intangible assets owned by us and each of the subsidiary guarantors.

We may not have second-priority liens on all the collateral securing the notes in place prior to the closing of this exchange. The collateral securing the floating rate notes may be released without the consent of the holders of the floating rate notes in certain circumstances. See “Description of the New Notes—Security for the Floating Rate Notes.”

Intercreditor Agreement

Pursuant to an intercreditor agreement, the liens securing the floating rate notes will be expressly second in priority to all liens that secure our senior credit facilities and future indebtedness incurred to replace or refinance our senior credit facilities in accordance with the terms of the indenture governing the floating rate notes. Pursuant to the intercreditor agreement, the second-priority liens securing the floating rate notes may not be enforced at any time when the obligations secured by first-priority liens are outstanding, subject to certain limited exceptions. Any release of all first-priority liens upon any collateral approved by holders of the first-priority liens shall also release the second-priority liens securing the floating rate notes on the same collateral (subject to certain exceptions). The holders of the first-priority liens will receive all proceeds from any realization on the collateral until the obligations secured by the first-priority liens are paid in full. See “Description of the New Notes—Security for the Floating Rate Notes.”

Restrictive Covenants	The indentures governing both the floating rate notes and the fixed rate notes will contain covenants that limit our ability and certain of our subsidiaries’ ability to:

•	incur additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;

•	make investments;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries;

•	engage in transactions with our affiliates;

•	sell assets, including capital stock of our subsidiaries; and

•	consolidate or merge.

In addition, the indenture governing the floating rate notes will contain covenants that limit our ability and certain of our subsidiaries’ ability to:

•	create liens;

•	enter into sale and lease back transactions; and

•	impair the security interest with respect to the collateral.

These covenants are subject to important exceptions and qualifications, which are described under “Description of the New Notes—Covenants Relating to All the New Notes” and “Description of the New Notes—Covenants Relating to Floating Rate Notes Only.”

RISK FACTORS

Investing in the new notes involves substantial risk. See “Risk Factors” for a discussion of certain factors that you should consider before investing in the new notes.

SUMMARY HISTORICAL FINANCIAL DATA

The following table provides a summary of certain of our historical consolidated financial data. The summary historical consolidated financial data for each of the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements. The summary historical consolidated financial data as of December 31, 2001, and as of and for the three months ended March 31, 2004 and the three months ended March 31, 2003, have been derived from our unaudited consolidated financial statements. The pro forma data included below give effect to this exchange and the application of the net proceeds therefrom as described under “Use of Proceeds” as if such transactions had occurred on January 1, 2003 for purposes of the statement of operations data and on December 31, 2003 for purposes of the balance sheet data. Historical results are not necessarily indicative of the results to be expected in the future. The information presented below is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data,” our consolidated financial statements, the related notes and other financial information included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
	(dollars in thousands)
Statements of Operations Data:
Net sales	$967,876	$1,026,945	$1,053,239	$256,570	$293,187
Cost of goods sold	790,632	858,770	865,403	213,139	240,467
Cost of goods sold—special charges	13,945	—	118,423	—	—

Gross profit	163,299	168,175	69,413	43,431	52,720
Selling, general and administrative expenses	98,413	97,651	98,671	26,222	27,578
Special charges—selling, general and administrative expenses	16,081	—	—	—	—
Restructuring charges (credits)	30,098	(4,375)	49,508	45,085	1,095

Operating income (loss)	18,707	74,899	(78,766)	(27,876)	24,047
Interest expense, net	50,800	56,416	62,151	14,116	16,202
Net (loss) income from continuing operations before cumulative effect of change in accounting principle	(41,729)	1,906	(184,015)	(47,754)	5,406
Net loss from discontinued operations, net of tax	(30,918)	(60,266)	(2,610)	(1,330)	(150)
Cumulative effect of change in accounting principle, net	—	(74,176)	—	—	—
Net (loss) income	$(72,647)	$(132,536)	$(186,625)	$(49,084)	$5,256
Other Financial Data:
Depreciation and amortization	$30,375	$27,286	$24,574	$7,480	$5,912
Capital expenditures	18,538	19,176	20,009	5,257	6,030
Interest expense, net	50,800	56,416	62,151	14,116	16,202
Ratio of earnings to fixed charges (unaudited)(a)	—	1.3x	—	—	1.4x

Pro Forma Financial Data (unaudited):
Interest expense, net			$60,577	$13,758	$15,751

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(unaudited)			(unaudited)
	(dollars in thousands)
Balance Sheet Data (end of period):
Cash and cash equivalents	$22,584	$12,426	$21,328	$12,946	$17,305
Working capital(b)	354,735	251,914	77,396	233,947	98,889
Total assets	947,231	852,819	723,976	843,259	765,518
Total debt	599,949	626,572	624,500	626,317	636,172
Total stockholders’ deficit	(202,199)	(356,738)	(575,994)	(414,514)	(576,705)

(a)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes (benefit), fixed charges, minority interest and loss (income) from unconsolidated joint ventures. Fixed charges include interest expense and the portion of operating rents that is deemed representative of an interest factor. Our earnings were insufficient to cover our fixed charges by $36.3 million and $140.9 million for the years ended December 31, 2001 and 2003, respectively, and by $42.0 million for the three months ended March 31, 2003.

(b)	Working capital at December 31, 2003 and March 31, 2004 reflects a special charge of $104.1 million recorded in the fourth quarter of 2003 to reflect a change in our estimate for the valuation of core inventory.

RISK FACTORS

You should consider carefully the following risk factors, in addition to the other information set forth in this prospectus, before deciding to exchange your old notes in the exchange offer.

Risks Relating to Our Business

Our business is cyclical in nature and downturns in our primary markets could reduce the revenues and profitability of our business.

In 2003, 32.2% of our sales were derived from the OEM market in North America. The demand for our original equipment products is dependent on the production of automobiles, light trucks and heavy duty vehicles in North America. The automotive industry is highly cyclical, as new vehicle demand is dependent on consumer spending and is tied closely to the overall strength of the North American economy. In addition, automotive production can be affected by inventory levels, interest rates, labor relations issues, regulatory requirements, trade agreements and other factors. The volume of automotive production in North America has fluctuated, sometimes significantly, from year to year, and such fluctuations give rise to fluctuations in the demand for our products. Any decline in the demand for new automobiles, particularly in the United States, could have a material adverse impact on our financial condition and results of operations. Seasonality experienced by the automobile industry also impacts our operations, and historically we have reported lower levels of sales for July and December due to model changeovers and plant idlings by the automobile and light truck OEMs. Historically, the heavy duty truck industry has been more cyclical than the automotive industry. New demand in the heavy duty truck industry is largely dependent upon the overall strength of the North American economy. In addition, heavy duty truck production can be affected by interest rates, government regulations, new product introductions and other factors. There can be no assurance that the heavy duty truck industry supplied by us will not experience downturns in the future. A significant decrease in overall demand for heavy duty trucks could have a material adverse effect on us.

Longer product life of parts may reduce aftermarket demand for some of our products.

In 2003, approximately 61% of our sales were to the aftermarket. The average useful life of parts has been steadily increasing in recent years due to improved quality and innovations in products and technologies. The longer product lives allow vehicle owners to replace parts of their vehicles less often. Additional increases in the average useful life of automotive parts are likely to adversely affect the demand for our aftermarket products. See “Business—Industry Overview.”

The loss of a major customer could reduce our net sales and profitability.

The majority of our sales are to automotive and heavy duty OEMs, OEM dealer networks, leading automotive parts retail chains and warehouse distributors. There can be no assurance that any of our top customers will continue to require all of the products or services currently provided by us or that any of our top customers will not develop alternative sources, including their own in-house operations, for the products or services they currently purchase. The loss of any of our major customers could reduce our net sales and net income.

Some of our customers are pursuing ways to shift their costs of working capital. One customer in the retail automotive sector that accounted for approximately 4% of our net sales in 2003 has adopted a “pay-on-scan” program. A pay-on-scan program requires that suppliers assume certain inventory costs until the inventory is eventually sold. In addition, this customer is pursuing extended payment terms after the sale is generated, which would require suppliers to increase working capital and borrowings. We have historically declined to participate under scan-based trading arrangements, even though some of our competitors may do so. Our decision not to participate may result in our loss of these customers, which could reduce our net sales and cash flows. If we agree to sell our products under scan-based trading arrangements, our net sales and cash flows may be adversely affected.

We depend heavily on GM. If GM develops alternative sources or otherwise decreases its need for the products we currently supply, our revenues may decrease.

GM and GM Service Parts Operations, which we refer to as GM SPO, together accounted for approximately 26% of our aggregate net sales in 2003. Separately, GM accounted for approximately 53% of our total OEM net sales and GM SPO accounted for about 10% of our total aftermarket net sales in 2003. The loss of GM as a customer for OEM or aftermarket products, the default by GM on its obligations to act as a distributor or to purchase our OEM or aftermarket products, a substantial decrease in demand for GM’s automobile models containing our products or our failure to obtain supply orders for our products used in GM’s new automobile models could have a material adverse effect on our business, financial condition and results of operations. In addition, strikes and work stoppages affecting GM’s operations may postpone GM’s need for components produced by us, which could have a material adverse effect on our business, financial condition and results of operations.

In connection with our separation from GM in July 1994, GM entered into long-term contracts to purchase from us 100% of its North American requirements for automotive starters (other than for Saturn and Geo) and 100% of its U.S. and Canadian requirements for heavy duty starters and alternators. GM’s obligation to purchase automotive starters from us terminates on August 31, 2008. GM’s obligation to purchase heavy duty starters and alternators from us terminated on July 31, 2000. GM’s commitments to purchase products from us in the future are subject to those products remaining competitive as to price, technology and design. See “Business—Customers.” We cannot be sure that GM will not develop alternative sources for components currently produced by us and purchase some or all of its requirements for starters and alternators from these alternative sources.

In addition, GM SPO is the exclusive distributor of a significant number of our automotive products and is a distributor of our heavy duty aftermarket products. Our exclusive distribution arrangement with GM SPO for our automotive aftermarket products terminates on July 31, 2009. Our distribution arrangement with GM SPO is continuously renewable on an annual basis for our heavy duty aftermarket products.

The prices that we can charge GM and some of our other customers are predetermined, and we bear the risk of costs in excess of our estimates.

Our supply agreements with GM and some of our other customers require us to provide our products at predetermined prices. In some cases, these prices decline over the course of the contract. The costs that we incur in fulfilling these contracts may vary substantially from our initial estimates. Unanticipated cost increases may occur as a result of several factors, including increases in the costs of labor, components or materials. Although in some cases we are permitted to pass on to our customers the cost increases associated with specific materials, cost increases that we cannot pass on to our customers would adversely affect our financial condition and results of operations.

Consolidation among our customers could make it more difficult for us to compete successfully.

In each of the original equipment market and aftermarket, the customer base is consolidating. As a result, we are competing for business from fewer customers. Even if we successfully attract this business, we would become even more reliant on major customers, which would exacerbate the risks described above. Due to the cost and capital focus of these major customers, we have been, and expect to continue to be, required to reduce prices. If we are not able to generate cost savings and operational improvements in the future that would be sufficient to offset price reductions required by existing customers or as otherwise necessary to attract new business these price reductions could adversely affect our results of operations and financial conditions.

We may lose the right to use “Delco” as part of our company’s name.

Our right to use “Delco” as part of our company’s name expires on July 31, 2004. The continued use of “Delco” as part of our name after this date depends on GM granting us permission to do so. Although we will still be permitted to sell automotive and light truck starters and heavy duty starters and alternators under the “Delco Remy” brand name or use “Remy” as part of our company’s name, if GM refuses to allow us to continue to use “Delco” as part of our company’s name after July 31, 2004, we will have to change our corporate name, which could lead to customer confusion and may adversely affect our business.

Our products are subject to changing technology, which could place us at a competitive disadvantage, relative to alternate products introduced by our competitors.

Some of our products are subject to changing technology. For example, distributed generation and hybrid vehicles use more advanced technology than found in traditional starters and alternators. We cannot assure you that we will be able to achieve the technological advances or introduce new products that may be necessary to remain competitive within our business. We may require significant ongoing and recurring additional capital expenditures and investment in research and development, manufacturing and other areas to remain competitive. Further, we cannot assure you that any technological development by us can be adequately protected such that we can maintain a sustainable competitive advantage.

A limited number of persons indirectly control us and may exercise their control in a manner adverse to you.

Court Square Capital Limited, or Court Square, Citicorp Venture Capital Equity Partners, L.P., CVC Executive Fund LLC, CVC/SSB Employee Fund, L.P., Berkshire Hathaway Inc. and Dresdner Kleinwort Capital Partners 2001 LP together beneficially own approximately 95% of our outstanding common stock and members of our management beneficially own approximately 4% of our outstanding common stock. By virtue of their ownership, these persons have the power to direct our affairs and will be able to determine the outcome of all matters required to be submitted to the stockholders for approval, including the election of a majority of our directors, the approval of mergers, consolidations and the sale of all or substantially all of our assets and the amendment of our certificate of incorporation. These persons have the power to prevent or cause a change in control of our company. In addition, these persons may exercise such power in their own interests and not necessarily in the interests of the holders of the notes. See “Ownership of Capital Stock” and “Description of Capital Stock—Securities Transfer, Recapitalization and Holders Agreement.”

We may not be able to integrate our acquisitions into our business successfully.

We have completed 17 acquisitions and entered into six joint ventures since our separation from GM. We also may consider acquisitions, business combinations and joint ventures in the future. Acquisitions and joint ventures involve a number of special risks and challenges, including those relating to conforming the standards, processes, procedures and controls of the acquired business with those of our existing operations, coordinating new product and process development, the assumption of unknown liabilities, integrating product technologies, increases in indebtedness and increasing the scope, geographic diversity and complexity of our operations. Our failure to integrate these businesses successfully into our existing businesses could result in our company incurring unanticipated expenses and losses.

If we are unable to retain senior executives, our growth may be hindered.

Our performance substantially depends on the efforts and abilities of our senior management team, including Thomas J. Snyder, our Chief Executive Officer and President, and other executive officers and key employees. Furthermore, much of our competitive advantage is based on key customer relationships forged by members of our senior management and on the expertise, experience and know-how of our key personnel regarding our distribution infrastructure, systems and products. The loss of key employees could have a negative effect on our business, revenues, results of operations and financial condition.

Our lean manufacturing and other cost saving plans may not be effective.

Our operations strategy includes goals such as improvement of inventory management, customer delivery, plant and distribution facility consolidation and the integration of back office functions across our businesses. While we believe that the successful implementation of these and other cost saving plans could result in reducing our expenses, there can be no assurance that these results can be achieved. If we are unable to realize these anticipated synergies, our operating results and financial condition may be adversely affected. Moreover, the implementation of cost saving plans and facilities integration may disrupt our operations and performance. Moving production abroad could make quality control difficult or more expensive.

Our business is very competitive, and increased competition could reduce our revenues.

The motor vehicle parts industry in which we operate is highly competitive. Some of our OEM competitors are divisions or subsidiaries of companies that are larger and have substantially greater resources than we do. Certain of these competitors are domiciled in areas that we are targeting for growth. We cannot be sure that we will be able to compete successfully with our competitors. See “Business—Competition.”

Furthermore, the trend towards consolidation among automotive parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete favorably in the future with these larger companies, our financial condition and results of operations could be adversely affected due to a reduction of, or inability to increase, sales sufficient to offset other price increases. See “Business—Industry Overview.”

Our international operations subject us to risks not faced by domestic competitors, which include unfavorable political, regulatory, labor and tax conditions in other countries.

Approximately 23% of our net sales in fiscal year 2003 were derived from net sales in foreign markets. We expect sales from international markets to represent an increasing portion of total sales. Risks inherent in international operations include the following:

•	agreements may be difficult to enforce and receivables difficult to collect through a foreign country’s legal system;

•	foreign customers may have longer payment cycles;

•	foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade or investment, including exchange controls;

•	U.S. export licenses may be difficult to obtain;

•	intellectual property rights may be more difficult to enforce in foreign countries;

•	general economic conditions in the countries in which we operate could have an adverse effect on our earnings from operations in those countries;

•	unexpected adverse changes in foreign laws or regulatory requirements may occur;

•	compliance with a variety of foreign laws and regulations may be difficult; and

•	overlap of different tax structures may subject us to additional taxes.

We cannot be sure that any of these factors will not have a material adverse effect on our business, financial condition and results of operations. See “Business—Business Strategy.”

We are exposed to domestic and foreign currency fluctuations that could harm our reported revenue and results of operations.

Our international sales are generally denominated in foreign currencies, and this revenue could be materially affected by currency fluctuations. Changes in currency exchange rates could adversely affect our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. Principal and interest on the notes will be payable in U.S. dollars. Our ability to pay interest and principal on the notes and our other principal indebtedness when due is dependent on the then current exchange rates between U.S. dollars, on the one hand, and the euro and other European as well as Asian currencies, on the other hand, which rates are and will be subject to fluctuation.

Approximately 23% of our net sales in fiscal year 2003 were derived from net sales in foreign markets. Fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by us in foreign markets where payment for our products and services is made in the local currency. We expect that our share of revenue and costs in non-U.S. dollar denominated currencies will continue to increase in future periods. We cannot be sure, however, that exchange rate fluctuations will not have a material adverse effect on our results of operations and financial condition.

We are dependent on the availability of raw materials and component parts.

We purchase substantial amounts of raw materials and some component parts from outside sources. Our principal purchased materials include aluminum castings, gray and ductile iron castings, armatures, solenoids, copper wire, injectors, electronics, steel shafts, forgings, bearings, commutators, pumps and carbon brushes. The availability and prices of raw materials and component parts may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide price levels. Any change in the supply of, or price for, these materials could materially affect our operating results. It is generally difficult to pass increased prices for raw materials through to our customers in the form of price increases. Therefore, a significant increase in the prices of these materials could increase our operating costs and adversely affect our profit margins.

We are subject to risk due to an extensive global supply chain and may incur additional costs that could negatively impact our operations and net income.

Weather, strikes and seasonal fluctuations are all potential obstacles to obtaining the supply of components and products that our customers require. Although some supply items are dual sourced (from more than one geographic area), any disruption in the supply chain from weather, strikes or government port intervention or excessive demand would cause us to incur premium alternative freight costs or cause temporary shortages to customers, thereby negatively impacting our business and financial results.

We may incur material losses and costs as a result of product liability and warranty and recall claims that may be brought against us.

We may be exposed to product liability and warranty claims in the event that our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. In 2001, we recorded a special charge attributable to higher than anticipated warranty costs related to a limited class of heavy duty OEM alternators. The design and production issues, which caused the unusually high level of claims, were corrected. Accordingly, we could experience material warranty or product liability losses in the future and incur significant costs to defend these claims.

In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of that product. Depending on the terms under which we supply products, we may be held responsible for some or all of the repair or replacement costs of our products, when the product supplied did not perform as represented. Our costs associated with providing product warranties could be material. Product liability, warranty and recall costs may have a material adverse effect on our financial condition.

Environmental and health and safety liabilities and requirements could require us to incur materials costs.

We are subject to various U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing:

•	discharges of pollutants into the air and water;

•	the management and disposal of hazardous substances; and

•	the cleanup of contaminated properties.

The nature of our operations exposes us to the risk of liabilities and claims with respect to environmental matters, including on-site and off-site disposal of hazardous waste. For example, there are ongoing investigation and remediation activities in connection with several of our properties, and we have been identified as a potentially responsible party at two off-site disposal sites. Although virtually all of these matters are being handled by former owners of our various properties and businesses pursuant to indemnification and similar agreements, we could incur material costs in connection with these matters if these indemnities become inapplicable or unavailable.

In addition, future events could require us to make additional expenditures to modify or curtail our operations, install pollution control equipment or investigate and cleanup contaminated sites, such as:

•	the discovery of new information concerning past releases of hazardous substances;

•	the discovery or occurrence of compliance problems relating to our operations;

•	changes in existing environmental laws or their interpretation; and

•	more rigorous enforcement by regulatory authorities.

Expenditures resulting from these events could have a material adverse effect on our business, financial condition and results of operation. See “Business—Environmental Regulation.”

Risks Relating to the New Notes

Our substantial indebtedness may limit cash flow available to invest in the ongoing needs of our business.

We have a significant amount of indebtedness. As of March 31, 2004, on a pro forma basis after giving effect to the offering of the old notes, we would have had total debt of approximately $651.4 million. In addition, on a pro forma basis, as of March 31, 2004, we would have had $113.7 million available to draw under our asset based revolving credit facility.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increase the amount of interest expense that we have to pay, because certain of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

•	increase our vulnerability to adverse general economic or industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions, general corporate purposes or other purposes;

•	prevent us from raising the funds necessary to repurchase all notes tendered to us upon the occurrence of changes of control in our ownership, which would constitute a default under the indentures governing our notes; or

•	place us at a competitive disadvantage compared to our competitors that have less debt.

See “Capitalization,” “Selected Consolidated Financial Data” and “Description of Other Indebtedness.”

Some of our indebtedness is subject to floating interest rates, which would result in our interest expense increasing.

As of March 31, 2004, on a pro forma basis after giving effect to the offering of the old notes, approximately $160.6 million of our indebtedness would have been subject to floating interest rates. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and reducing funds available for operations or other purposes. Our annual pro forma interest expense net of interest income for 2003 was $60.6 million. Accordingly, we may experience economic losses and a negative impact on earnings as a result of interest rate fluctuations. Although we may use interest rate protection agreements from time to time to reduce our exposure to interest rate fluctuations in some cases, we may not elect or have the ability to implement hedges or, if we do implement them, they may not achieve the desired effect. See “Capitalization” and “Description of Certain Indebtedness.”

We and our subsidiaries will be able to incur substantially more debt. This could further exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the indentures governing the new notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness as defined in the indentures. As of March 31, 2004, on a pro forma basis after giving effect to the offering of the old notes and the anticipated application of proceeds, our senior credit facilities would have provided for additional borrowings of up to $113.7 million under our revolving credit facility. To the extent new debt is added to our and our subsidiaries’ current debt levels, the substantial leverage risks described above would increase. See “Description of the New Notes” and “Description of Other Indebtedness.”

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control. If we cannot generate the required cash, we may not be able to make the necessary payments under the new notes.

Our ability to make payments on our indebtedness, including the new notes, and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our historical financial results have been, and we anticipate that our future financial results will be, subject to substantial fluctuations. We cannot assure you that our business will generate sufficient cash flow from operations, that we will realize the currently anticipated cost savings and operating improvements on schedule or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the new notes, or to fund our other liquidity needs. Our inability to pay our debts would require us to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling equity securities. However, we cannot assure you that any alternative strategies will be feasible at the time or prove adequate. Also, some alternative strategies would require the prior consent of our senior secured lenders which we may not be able to obtain. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Restrictions imposed by our debt instruments limit our ability to engage in business, operating and financing arrangements, which could prevent us from taking advantage of potentially profitable business opportunities.

The operating and financial restrictions and covenants in our debt instruments, including the senior credit facilities, the 8 5/8% senior notes due 2007, the 11% senior subordinated notes due 2009 and the fixed rate notes and floating rate notes, may affect adversely our ability to finance our future operations or capital needs or engage in other business activities that may be advantageous to us. In particular, our senior credit facilities require us to maintain certain financial ratios which become more restrictive over time. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our senior credit facilities. In the event of any default under our senior credit facilities, the lenders under our senior credit facilities could elect to declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be due and payable, require us to apply all of our available cash to repay these borrowings or prevent us from making debt service payments on the new notes, any of which would be an event of default under the new notes. See “Description of the New Notes” and “Description of Other Indebtedness.”

Claims of creditors of our non-guarantor subsidiaries will generally have priority with respect to the assets and earnings of those subsidiaries over your claims.

We conduct all of our business through our subsidiaries. Some of our domestic subsidiaries, and all of our foreign subsidiaries, are not guaranteeing the new notes. The aggregate net sales and net loss for fiscal year 2003 of our subsidiaries that are not guaranteeing the new notes were $180.9 million and $1.4 million, respectively, and at December 31, 2003, those subsidiaries had total assets of $238.8 million. Claims of creditors of the non-guarantor subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of the non-guarantor subsidiaries, will generally have priority with respect to their assets and earnings over the claims of creditors of our company, including holders of the new notes, even if the obligations of the subsidiaries do not constitute senior indebtedness. See “Description of the New Notes—Ranking” and “Description of the New Notes—Covenants Relating to all the Notes—Limitation on Indebtedness.”

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indentures governing either series of new notes, which would violate the terms of the applicable new notes.

Upon the occurrence of a change of control (as defined in the applicable indentures), we will be required to offer to repurchase all of our existing notes and the fixed rate notes and the floating rate notes. The existing notes include the 8 5/8% senior notes due 2007 which rank pari passu with the obligations and guarantees arising under our senior credit facilities (and will rank pari passu with the obligations and guarantees arising under the floating rate notes) and rank senior to most of our other indebtedness (including the 11% senior subordinated notes due 2009 and the fixed rate notes). We cannot assure you that there will be sufficient funds available for us to make any required repurchases of all of our existing notes, including the floating rate notes and the fixed rate notes, upon a change of control. In addition, our senior credit facilities will prohibit us from purchasing any notes and provide that the occurrence of a change of control constitutes a default. If we do not repay all borrowings under our senior credit facilities or obtain a consent of our lenders under our senior credit facilities to repurchase the notes, we will be prohibited from purchasing the notes. Our failure to purchase tendered notes would constitute a default under the indentures governing the notes, which, in turn, would constitute a default under our senior credit facilities. See “Description of the New Notes—Change of Control.”

Insolvency and administrative laws could adversely affect your ability to enforce your rights under the new notes, the note guarantees and, with respect to the floating rate notes, the security documents.

If a bankruptcy proceeding were to be commenced under the federal bankruptcy laws by or against us or any subsidiary guarantor, it is likely that delays will occur in any payment upon acceleration of the new notes and in enforcing remedies under the related indentures, including with respect to the liens securing the floating rate notes and the guarantees of the floating rate notes and the fixed rate notes. Provisions under federal bankruptcy laws or general principles of equity that could result in the impairment of your rights include, but are not limited to:

•	the automatic stay;

•	avoidance of preferential transfers by a trustee or debtor-in-possession;

•	substantive consolidation;

•	limitations on collectability of unmatured interest or attorney fees;

•	fraudulent conveyance; and

•	forced restructuring of the new notes, including reduction of principal amounts and interest rates and extension of maturity dates, over the holders’ objections.

A financial failure by us or our subsidiaries could affect payment of the new notes if a bankruptcy court were to “substantively consolidate” us and our subsidiaries. If a bankruptcy court substantively consolidated us and our subsidiaries, the assets of each entity would be subject to the claims of creditors of all entities. This would expose you not only to the usual impairments arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base. Furthermore, forced restructuring of the new notes could occur through the “cram-down” provision of the bankruptcy code. Under this provision, the new notes could be restructured over your objections as to their general terms, including interest rate and maturity.

Applicable statutes allow courts, under specific circumstances, to avoid the subsidiary guarantees of the fixed rate notes and the floating rate notes and the related second-priority liens with respect to the floating rate notes.

Various fraudulent conveyance laws enacted for the protection of creditors may apply to the subsidiary guarantors’ issuance of the guarantees and the liens securing their obligations under the floating rate notes. To the extent that a court were to find that:

•	a guarantee was incurred with actual intent to hinder, delay or defraud any present or future creditor; or

•	a subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing the guarantees and that such subsidiary guarantor:

•	was insolvent;

•	was rendered insolvent by reason of the issuance of its guarantee;

•	was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on our business; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they matured;

then the court could void the guarantee of such subsidiary guarantor and the liens securing its obligations under the floating rate notes or subordinate the guarantee and the liens securing its obligations under the floating rate notes in favor of the subsidiary guarantor’s other creditors. Furthermore, to the extent that a guarantee were voided as a fraudulent conveyance or held unenforceable for any other reason:

•	claims of holders of the new notes against a subsidiary guarantor would be adversely affected;

•	the new notes would be effectively subordinated to all obligations of the other creditors of the subsidiary guarantor; and

•	the other creditors would be entitled to be paid in full before any payment could be made with respect to the new notes.

The measures of insolvency for purposes of fraudulent transfer laws will vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair salable value of all of its assets;

•	the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that the new notes are being issued and the subsidiary guarantees are being incurred for proper purposes and in good faith and that, after giving effect to the issuance of the new notes, each guarantor, after giving effect to its guarantee of the new notes, will not be insolvent, have unreasonably small capital for the business in which it is engaged or have incurred debts beyond its ability to pay as they mature. We cannot be certain, however, that a court would agree with our conclusions in this regard.

We are a holding company and there may be limitations on our ability to receive distributions from our subsidiaries.

We conduct all of our operations through subsidiaries and are dependent upon dividends or other intercompany transfers of funds from our subsidiaries to meet our obligations. Generally, creditors of a subsidiary will have a claim to the assets and earnings of that subsidiary that is senior to the claims of the creditors of its parent company, except to the extent the claims of the parent’s creditors are guaranteed by the subsidiary. In addition, the ability of our subsidiaries to pay dividends and to make payments to us may be restricted by, among other things, applicable corporate and other laws and regulations and agreements of the subsidiaries. Although the indentures governing the new notes will limit the ability of restricted subsidiaries to enter into restrictions on their ability to pay dividends or make other intercompany transfers of funds to us, these limitations are subject to a number of qualifications and exceptions. See “Description of the New Notes—Covenants Relating to All the Notes.”

There is no public trading market for the notes and an active trading market may not develop for the notes.

The old notes are currently eligible for trading in the PORTAL Market, a screen-based market operated by the National Association of Securities Dealers. The PORTAL Market is limited to qualified institutional buyers as defined by Rule 144A of the Securities Act. The new notes are new securities for which there is no established trading market. We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market. The liquidity of the trading market in the new notes, and the market price quoted for the new notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the new notes.

Failure to tender your old notes for new notes could limit your ability to resell the old notes.

The old notes were not registered under the Securities Act or under the securities laws of any state and may not be resold, offered for resale or otherwise transferred unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your old notes for new notes under the exchange offer, you will not be able to resell, offer to resell or otherwise transfer the old notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, we will no longer be under an obligation to register the old notes under the Securities Act except in the limited circumstances provided under the registration rights agreement. In addition, if you want to exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities, and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

The market price for the new notes may be volatile.

The market for non-investment grade debt has historically been subject to disruptions that have caused volatility in the prices of securities similar to the new notes. The market for the new notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of the new notes.

Risks Relating to the Floating Rate Notes

Rights of holders of the floating rate notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

The collateral securing the floating rate notes includes assets, both tangible and intangible, whether now owned, or acquired or arising in the future. Applicable law provides that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. The trustee for the floating rate notes will not monitor the future acquisition of property and rights that constitute collateral, or take action to perfect the security interest in such acquired collateral. There can be no assurance that the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, or that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the floating rate notes against third parties.

The value of the collateral securing the floating rate notes and the guarantees may not be sufficient to satisfy our and our subsidiaries’ obligations under the floating rate notes and the guarantees and the collateral securing the floating rate notes and the guarantees may be reduced or diluted under certain circumstances.

The floating rate notes will be secured by second-priority liens, or a second-priority position under the security agreements, on the collateral described in this prospectus. This collateral also secures our and our subsidiaries’ obligations under our senior credit facilities on a first-priority basis and may be subject to other Permitted Liens (as defined in the indenture governing the floating rate notes). The collateral may also secure additional indebtedness on a first or second-priority basis to the extent permitted by the terms of our senior credit facilities and the indenture governing the floating rate notes. The floating rate notes will rank junior in right of payment to all of our and our subsidiary guarantors’ existing and future first-priority secured debt that is secured by the collateral securing the floating rate notes to the extent of the value of such collateral. As of March 31, 2004, after giving pro forma effect to the offering of the old notes, there would have been $6.3 million outstanding, secured by first-priority liens on collateral securing the floating rate notes and we would have been able to borrow $113.7 million under our senior credit facilities, which loans would be secured.

In the event of foreclosure on the collateral, the proceeds from the sale of the collateral securing indebtedness under the floating rate notes may not be sufficient to satisfy the floating rate notes. This is because:

•	proceeds from a sale of the collateral would be distributed to satisfy indebtedness and all other obligations under our indebtedness secured by a first-priority lien on the collateral before any such proceeds are distributed in respect of the floating rate notes; and

•	after all our obligations under our first-priority indebtedness have been satisfied, the proceeds from the sale of collateral will be available on an equal and ratable basis to holders of the floating rate notes and the holders of any other second-priority indebtedness.

The value of the collateral and the amount to be received upon a sale of such collateral will depend upon many factors including, among others, the physical condition of the collateral, then current conditions in the industry in which we operate, the ability to sell the collateral in an orderly sale, the condition of the international, national and local economies, the availability of buyers and other factors. The book value of the collateral should not be relied on as a measure of realizable value for such assets. By their nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In addition, a significant portion of the collateral includes assets that may only be usable, and thus retain value, as part of our existing operating businesses. Accordingly, any such sale of the collateral separate from the sale of certain operating businesses may not be feasible or of significant value. To the extent that holders of other secured indebtedness or third parties enjoy liens (including statutory liens), whether or not permitted by the indenture governing the floating rate notes, such holders or third parties may have rights and remedies with respect to the collateral securing the floating rate notes that, if exercised, could reduce the proceeds available to satisfy the obligations under the floating rate notes.

The lenders under our senior credit facilities will have the sole right to exercise remedies against the collateral securing the floating rate notes, for so long as they are outstanding, to release all the collateral securing the floating rate notes.

All rights against the collateral will be subject to the terms of an intercreditor agreement. The holders of the first-priority liens or their collateral agent will control all decisions and actions with respect to the collateral until the debt secured by the first-priority liens is paid in full and all commitments to lend are terminated. Accordingly, the holders of the floating rate notes will not have any right to initiate or direct the exercise of remedies against the collateral while the first-priority lien debt is outstanding. As a result, even following an event of default, including a bankruptcy proceeding, the holders of the floating rate notes will not have any right or ability to exercise or cause the exercise of remedies against the collateral while the first-priority lien debt is outstanding, other than to file a claim of interest in a bankruptcy proceeding to preserve the second-priority liens against the collateral.

Under the terms of the intercreditor agreement, if the lenders under the first-priority lien debt release the first-priority liens, then the holders of the floating rate notes will be deemed to have released the second-priority liens on the same collateral securing the floating rate notes, subject to certain limitations. In addition, any sale or disposition of collateral that does not violate the asset disposition covenant in the indenture governing the floating rate notes will also result in a release of the liens on that collateral.

If the lenders holding the first-priority lien debt enter into any amendment, waiver or consent in respect of any of the documents securing the first-priority liens for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of such documents, or changing in any manner the rights of the first-priority lenders, then such amendment, waiver or consent shall apply automatically, with certain exceptions, to any comparable provision of the security documents governing the second-priority liens created for the benefit of the holders of the floating rate notes.

The obligations secured by the collateral for the floating rate notes may exceed the value or realizable proceeds from a disposition of such collateral.

The holders of the first-priority liens will receive all proceeds from the liquidation of the collateral securing the floating rate notes until all obligations under such first-priority lien debt are paid in full. The amount to be received from a liquidation of the collateral will depend upon numerous factors, including the factors discussed above. Accordingly, the floating rate notes are secured by the collateral only to the extent the first-priority lien debt is over-secured by such collateral. We cannot assure you that the proceeds of any sale of the pledged assets would be sufficient to satisfy, or would not be substantially less than, amounts due on the floating rate notes after satisfying our obligations secured by the first-priority liens. No independent appraisals of any of the pledged property have been prepared by or on behalf of us in connection with the exchange of the floating rate notes.

If the proceeds of any sale of the pledged assets were not sufficient to repay all amounts due on the floating rate notes, the holders of the floating rate notes (to the extent the floating rate notes were not repaid from the proceeds of the sale of the pledged assets) would have only an unsecured claim against our remaining assets. See “Description of the New Notes—Security for the Floating Rate Notes.”

The floating rate notes are not secured by all our assets, and the liens on the collateral may be subject to limitations.

Our obligation to make payments on the floating rate notes will be secured only by the collateral described in this prospectus under “Description of the New Notes—Security for the Floating Rate Notes.” If the floating rate notes are refinanced in part, the refinancing indebtedness may also be secured by second-priority liens in the collateral securing the remaining floating rate notes. See “Description of the New Notes—Principal, Maturity and Interest” and “Description of the New Notes—Covenants Relating to all the Notes—Limitation on Incurrence of Additional Indebtedness.”

The capital stock securing the floating rate notes will automatically be released from the collateral to the extent the pledge of such collateral would require the filing of separate financial statements for any of our subsidiaries with the SEC.

The indenture governing the floating rate notes and the related security documents will provide that, to the extent that any rule would require the filing with the SEC (or any other governmental agency) of separate financial statements of any of our subsidiaries due to the fact that such subsidiary’s capital stock or other securities secure the floating rate notes, then such capital stock or other securities will automatically be deemed not to be part of the collateral securing the floating rate notes to the extent necessary to not be subject to such requirement. In such event, the security documents may be amended, without the consent of any holder of the floating rate notes, to the extent necessary to release the liens on such capital stock or other securities. The lenders under our senior credit facilities are not subject to a similar requirement. As a result, holders of the floating rate notes could lose their security interest in such portion of the collateral if and for so long as any such rule is in effect. In addition, the release of capital stock of a subsidiary pursuant to this provision in certain circumstances could result in less than a majority of the capital stock of a subsidiary being pledged to secure the floating rate notes, which could impair the ability of the collateral agent to sell a controlling interest in such subsidiary or to otherwise realize value on its security interest in such subsidiary’s stock or assets.

Rights of holders of the floating rate notes may be adversely affected by bankruptcy proceedings.

Bankruptcy law could prevent the collateral agent from repossessing and disposing of the collateral securing the floating rate notes upon the occurrence of an event of default under the indenture governing the floating rate notes if a bankruptcy proceeding is commenced by or against us before the collateral agent repossesses and disposes of the collateral. Under bankruptcy law, secured creditors such as the holders of the floating rate notes are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval.

Additionally, applicable federal bankruptcy laws generally permit a debtor to continue to retain and to use collateral, including capital stock, even if the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The interpretation of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in collateral. Because the term “adequate protection” is subject to varying interpretation and because of the broad discretionary powers of a bankruptcy court, it is impossible to predict (1) whether payments under any of the floating rate notes would be made following commencement of and during a bankruptcy case, (2) whether or when the lenders under the senior credit facilities could foreclose upon or sell any collateral or (3) whether or to what extent holders of the floating rate notes would be compensated for any delay in payment or loss of value of the collateral under the doctrine of “adequate protection.” Furthermore, in the event a bankruptcy court were to determine that the value of the collateral was not sufficient to repay all amounts due on the floating rate notes, the holders of such floating rate notes would become holders of “undersecured claims.” Applicable federal bankruptcy laws generally do not permit the payment or accrual of interest, costs and attorneys’ fees for “undersecured claims.”

Risks Relating to the Fixed Rate Notes

Your right to receive payments on the fixed rate notes is junior to our existing senior indebtedness, including the floating rate notes and the existing senior indebtedness of the subsidiary guarantors, and possibly all of our and their future borrowings.

The fixed rate notes and the related subsidiary guarantees will be subordinated to the prior payment in full of our and the subsidiary guarantors’ respective current and future senior indebtedness to the extent set forth in the indenture governing the fixed rate notes. As of March 31, 2004, after giving pro forma effect to the offering of the old notes, we would have had $337.7 million of senior indebtedness, consisting of our 8 5/8% senior notes due 2007 and the floating rate notes and other senior indebtedness and the subsidiary guarantors would have had about $294.3 million of senior indebtedness, consisting of their guarantees of our obligations under our 8 5/8% senior notes due 2007 and the floating rate notes and other senior indebtedness. In addition, our future borrowings under our senior credit facilities will constitute senior indebtedness. Because of the subordination provisions of the fixed rate notes, in the event of the bankruptcy, liquidation or dissolution of our company or any guarantor, our assets or the assets of the guarantors would be available to pay obligations under the fixed rate notes and our other senior subordinated obligations only after all payments had been made on our or the guarantors’ senior indebtedness. Sufficient assets may not remain after all these payments have been made to make any payments on the fixed rate notes and our other senior subordinated obligations, including payments of interest when due. The term “Senior Indebtedness,” with respect to the fixed rate notes, is defined in the “Description of the New Notes” section of this prospectus. In addition, all payments on the fixed rate notes and the guarantees will be prohibited in the event of a payment default on our senior indebtedness (including borrowings under the senior credit facilities) and, for limited periods, upon the occurrence of other defaults under the senior credit facilities.

The fixed rate notes are not secured by our assets and those of our subsidiaries, and the lenders under the senior credit facilities and the holders of the floating rate notes will be entitled to remedies available to a secured lender, which gives them priority over the senior subordinated note holders to collect amounts due on our debt.

In addition to being subordinated to all of our existing and future senior debt, the fixed rate notes and the subsidiary guarantees will not be secured by any of our assets. Our obligations under the senior credit facilities are secured by, among other things, a first-priority pledge of all of our capital stock, mortgages upon all of the real property owned by us in the U.S. and by substantially all of the assets of our company and each of our existing and subsequently acquired or organized material domestic (and, to the extent no adverse tax consequences will result, foreign) subsidiaries. Our obligations under the floating rate notes are secured by a second-priority pledge of this same collateral. If we become insolvent or are liquidated, or if payment under the senior credit facilities or in respect of any other secured senior indebtedness is accelerated, the lenders under the senior credit facilities or holders of other secured senior indebtedness (including the floating rate notes) will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to the senior credit facilities or the other senior debt). Upon the occurrence of any default under any secured indebtedness (and even without accelerating such indebtedness), the secured parties may be able to prohibit the payment of the fixed rate notes and related guarantees either by limiting our ability to access our cash flow or under the subordination provisions contained in the indenture governing the fixed rate notes. See “Description of Other Indebtedness—Senior Credit Facilities,” “Description of Other Indebtedness—8 5/8% Senior Notes Due 2007” and “Description of the New Notes.”

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive in exchange old notes of like principal amount, the terms of which are identical in all material respects to the new notes. The old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness.

We used the net proceeds from the sale of the old notes as follows:

•	$121.4 million of the net proceeds from the old notes to repay in full our $60.0 million term loan facility, to repay $58.8 million outstanding under our revolving credit facility and to pay the call premium on our term loan facility and fees on our amended and restated senior credit agreement; and

•	$147.1 million of the net proceeds from the old notes to repurchase or redeem our outstanding 10 5/8% senior subordinated notes due 2006 and to pay the call premium with respect to such notes and accrued interest thereon.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2004, on an actual basis and as adjusted to give effect to the issuance of the old notes. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Other Indebtedness” and our financial statements and accompanying notes included elsewhere in this prospectus.

	As of March 31, 2004
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents	$17.3	$14.8

Long-term debt:
Revolving credit facility(1)	$66.1	$6.3
Term loan facility(2)	60.0	—
Second-Priority Senior Secured Floating Rate Notes	—	125.0
8 5/8% Senior Notes Due 2007(3)	145.0	145.0
10 5/8% Senior Subordinated Notes Due 2006(4)	140.0	—
11% Senior Subordinated Notes Due 2009(5)	163.7	163.7
Senior Subordinated Fixed Rate Notes	—	150.0
Other debt and capitalized leases	61.4	61.4

Total debt	636.2	651.4
Stockholders’ deficit(6)	(576.7)	(586.9)

Total capitalization	$59.5	$64.5

(1)	The revolving credit facility provides for borrowings of up to $120 million, subject to specific requirements, including a borrowing base calculation and compliance with financial covenants. The revolving credit facility matures on June 30, 2007. The interest rate on the amounts outstanding under our revolving credit facility at March 31, 2004 was approximately 4.0%.
(2)	Our term loan facility was repaid in full with the proceeds of the offering of the old notes.
(3)	The 8 5/8% Senior Notes Due 2007 were issued in 1997 in an aggregate principal amount of $145 million. The 8 5/8% Senior Notes Due 2007 accrue interest at the rate of 8 5/8% per annum and are due December 15, 2007. Interest on the 8 5/8% Senior Notes Due 2007 is payable in cash semi-annually. The 8 5/8% Senior Notes Due 2007 are fully and unconditionally guaranteed on a senior basis by the Company’s domestic subsidiaries.
(4)	The 10 5/8% Senior Subordinated Notes Due 2006 were issued in 1996 in an aggregate principal amount of $140 million. The 10 5/8% Senior Subordinated Notes Due 2006 were redeemed on April 23, 2004, with the proceeds of the offering of the old notes.
(5)	The 11% Senior Subordinated Notes Due 2009 were issued in 2001 in an aggregate principal amount of $162.9 million with a face amount of $165.0 million. The 11% Senior Subordinated Notes Due 2009 accrue interest at the rate of 11% per annum and are due May 1, 2009. Interest on the 11% Senior Subordinated Notes Due 2009 is payable in cash semi-annually. The 11% Senior Subordinated Notes Due 2009 are fully and unconditionally guaranteed on a senior subordinated basis by the Company’s domestic subsidiaries.
(6)	The increase in stockholders’ deficit reflects the pro forma loss, including call premiums and write-off of deferred debt issuance costs, realized on the early retirement of our term loan facility and our 10 5/8% Senior Subordinated Notes Due 2006.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table provides a summary of certain of our historical consolidated financial data. We changed our fiscal year to December 31, effective August 1, 2000. Prior to August 1, 2000, our fiscal year ended July 31. Accordingly, our financial statements include audited financial data for the five-month transition period ended December 31, 2000. The selected historical consolidated financial data for the fiscal years ended December 31, 2001, 2002 and 2003 and as of the fiscal years ended December 31, 2002 and 2003 have been derived from our audited consolidated financial statements. The selected historical consolidated financial data as of the fiscal year ended December 31, 2001, as of and for the three months ended March 31, 2003 and March 31, 2004 and as of and for the fiscal years ended July 31, 1999 and 2000 and the five month transition period ended December 31, 2000 have been derived from our unaudited consolidated financial statements. The data as of and for the five-month period ended December 31, 1999 are included for comparative purposes and are unaudited. The information presented below is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	Year Ended July 31,		Five Months Ended December 31,		Year Ended December 31,			Three Months Ended March 31,
	1999	2000	1999	2000	2001	2002	2003	2003	2004
	(unaudited)							(unaudited)
	(dollars in thousands)
Statements of Operations Data:
Net sales	$843,745	$990,169	$404,797	$406,005	$967,876	$1,026,945	$1,053,239	$256,570	$293,187
Cost of goods sold	686,345	781,988	324,536	324,089	790,632	858,770	865,403	213,139	240,467
Cost of goods sold—special charges	—	—	—	—	13,945	—	118,423	—	—
Gross profit	157,400	208,181	80,261	81,916	163,299	168,175	69,413	43,431	52,720
Selling, general and administrative expenses	79,100	101,907	42,627	42,122	98,413	97,651	98,671	26,222	27,578
Special charges—selling, general and administrative expenses	—	—	—	—	16,081	—	—	—	—
Restructuring charges (credits)	—	30,831	—	—	30,098	(4,375)	49,508	45,085	1,095
Operating income (loss)	78,300	75,443	37,634	39,794	18,707	74,899	(78,766)	(27,876)	24,047
Interest expense, net	40,915	42,726	17,082	19,458	50,800	56,416	62,151	14,116	16,202
Net income (loss) from continuing operations before cumulative effect of change in accounting principle	22,707	13,404	9,952	10,269	(41,729)	1,906	(184,015)	(47,754)	5,406
Net income (loss) from discontinued operations, net of tax	5,639	(986)	1,294	(570)	(30,918)	(60,266)	(2,610)	(1,330)	(150)
Cumulative effect of change in accounting principle, net	—	—	—	—	—	(74,176)	—	—	—
Net income (loss)	$28,346	$12,418	$11,246	$9,699	$(72,647)	$(132,536)	$(186,625)	$(49,084)	$5,256

Other Financial Data:
Depreciation and amortization	$20,544	$28,085	$11,994	$11,730	$30,375	$27,286	$24,574	$7,480	$5,912
Capital expenditures	22,857	32,745	19,236	10,706	18,538	19,176	20,009	5,257	6,030
Interest expense, net	40,915	42,726	17,082	19,458	50,800	56,416	62,151	14,116	16,202
Ratio of earnings to fixed charges (unaudited)(a)	1.9x	1.7x	2.1x	2.0x	—	1.3x	—	—	1.4x

Balance Sheet Data (end of period):	(unaudited)							(unaudited)
Cash and cash equivalents	$10,383	$13,947	$6,743	$21,463	$22,584	$12,426	$21,328	$12,946	$17,305
Working capital(b)	293,618	325,400	316,755	372,393	354,735	251,914	77,396	233,947	98,889
Total assets	782,663	889,240	816,757	924,470	947,231	852,819	723,976	843,259	765,518
Total debt	444,630	488,089	450,311	523,993	599,949	626,572	624,500	626,317	636,172
Total stockholders’ equity (deficit)	109,524	117,790	121,484	121,081	(202,199)	(356,738)	(575,994)	(414,514)	(576,705)

(a)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes (benefit), fixed charges, minority interest and loss (income) from unconsolidated joint ventures. Fixed charges include interest expense and the portion of operating rents that is deemed representative of an interest factor. Our earnings were insufficient to cover our fixed charges by $36.3 million and $140.9 million during the years ended December 31,

2001 and 2003, respectively, and by $42.0 million during the three months ended March 31, 2003.

(b)	Working capital at December 31, 2003 and March 31, 2004 reflects a special charge of $104.1 million recorded in the fourth quarter of 2003 to reflect a change in our estimate for the valuation of core inventory.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and accompanying notes. Except for historical information, the discussions in this section contain forward-looking statements that involve risks and uncertainties. Future results could differ materially from those discussed below. See “Forward-Looking Statements.”

General

We are a leading global manufacturer and remanufacturer of aftermarket and original equipment electrical components and aftermarket powertrain/drivetrain components for automobiles, light trucks, heavy duty trucks and other heavy duty vehicles. We supply numerous highly-engineered products to over 3,500 customers, principally in North America, Europe, Latin America and Asia.

The aftermarket is highly fragmented and competitive. We believe that aftermarket suppliers are consolidating. We believe that this consolidation is occurring, in part, because of higher quality standards for remanufactured products, which may be more expensive or technically difficult for smaller remanufacturers to meet. We plan to exploit our leading position in the aftermarket for electrical components and to grow our share through internal growth.

The demand for components in the OEM market is cyclical. We believe that opportunities for growth in the OEM market will continue to come primarily through the introduction of new products and expansion of our global operations. We believe that our aftermarket and original equipment products are complementary and provide us with a competitive advantage in meeting customer needs and maintaining the high levels of expertise necessary to compete successfully in both markets. We believe that the high capability and expertise required to meet the stringent technology and quality requirements of OEM customers provide us with a competitive advantage in the development and production of products for the aftermarket.

The primary elements of cost of goods sold in our products include component parts, material, labor costs and overhead. The availability of cores may impact our cost of goods sold. While the availability and cost of cores fluctuate based on supply and demand, our relationships with dealers and our customers have historically provided us with sufficient access to cores at favorable prices.

With our acquisition of Delphi Corporation’s light vehicle alternator business in 2003, we believe we have now established the principal capabilities, geographic positions, cost base and customer base that we sought to achieve following our separation from GM nearly ten years ago. We believe we are now well-positioned to capitalize on our achievements by increasing our sales through organic growth, pursuing cost savings opportunities and focusing on cash flow generation.

GM accounted for about 53% of our net OEM sales in 2003. GM SPO accounted for about 10% of net aftermarket sales in 2003. In connection with our separation from GM, GM entered into long-term contracts to purchase from us 100% of GM’s North American requirements for automotive starters (other than for Saturn and Geo) and 100% of GM’s U.S. and Canadian requirements for heavy duty starters and alternators. Our starters accounted for approximately 92% of GM’s 2003 production. GM’s obligations to purchase our products in the future are subject to such products remaining competitive as to price, technology and design. GM’s obligation to purchase automotive starters from us terminates on August 31, 2008. Our exclusivity agreement with GM for heavy duty vehicles expired in 2000, although we supplied 46% of GM’s heavy duty starters and alternators in 2003. We cannot be sure that GM will not develop alternative sources for components currently produced by us and purchase some or all of its requirements from alternative sources.

In addition, GM SPO has been designated as an exclusive distributor of a significant amount of our automotive aftermarket products and as a distributor of our heavy duty aftermarket products. Our exclusive distribution arrangement with GM SPO for our automotive aftermarket products terminates on July 31, 2009. Our distribution arrangement with GM SPO is renewable on an annual basis for our heavy duty aftermarket products.

During the past three years, we have taken actions to improve our cost structure, delivery, quality and price, some of which have resulted in significant charges to income. The restructuring and other special or unusual charges discussed below have been significant factors contributing to the net losses reported during the past three years. Events affecting the past three fiscal years include:

•	A special charge of $104.1 million in 2003 for a change in estimate for the valuation of core inventory from primarily customer core acquisition cost to core broker prices. This change will enhance purchasing and manufacturing decisions and provide more flexibility to adjust inventory levels and improve liquidity.

•	A special charge of $14.3 million in 2003 for the estimated cost of the past service fees, other claims, interest and costs relating to an interim decision from the panel of arbitrators regarding the dispute with our Mexican joint venture partner, GCID Autopartes, S.A. de C.V.

•	Various restructuring actions to align our cost structure with market requirements (net charges totaling $75.2 million in 2003, 2002 and 2001) and implementation of rigorous continuous improvement and lean manufacturing programs throughout our operations to further reduce cost and improve productivity.

•	A non-cash charge of $24.7 million in 2003 to provide a valuation allowance for all unreserved domestic deferred income tax net assets established prior to 2003, and the establishment of a valuation allowance for the deferred tax assets arising from 2003 domestic losses.

•	Disposal of non-core businesses, which were primarily generating losses, to focus resources on core operations (net losses on disposal totaling $25.9 million in 2003 and 2002 and cash proceeds on the sale of $30.1 million in 2003).

•	A $74.2 million non-cash charge for the write-down of goodwill in connection with the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”).

•	A non-cash charge of $16.1 million in 2001 to write-off various disputed items related to our separation from GM.

•	Costs of $4.2 million associated with our going private and leveraged recapitalization transaction in 2001. An additional $105.2 million charge to retained earnings was recorded in connection with this transaction.

We believe that the actions and other charges discussed above, combined with organic growth and new business have provided the foundation for improved operating performance in future years. The initial impact of the restructuring and other cost reduction actions are reflected in our 2003 operating performance. Gross margins, excluding the special charges for the change in estimate for core valuation and the Mexican arbitration interim decision discussed above, improved in 2003 compared with 2002. Selling, general and administrative expenses, as a percentage of net sales, have improved for two consecutive years. Significant uses of cash in 2003 and 2002 included minority interest buyouts and acquisition payments totaling $36.2 million and restructuring payments of $31.2 million.

Results of Operations

The following table sets forth selected statements of operations data expressed as a percentage of net sales:

	Year Ended December 31,			Three Months Ended March 31,
	2003	2002	2001	2004	2003
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	82.2	83.6	81.7	82.0	83.1
Special charges to costs of goods sold	11.2	—	1.4	—	—
Gross profit	6.6	16.4	16.9	18.0	16.9
Selling, general and administrative expenses	9.4	9.5	10.2	9.4	10.2
Special charges to selling, general and administrative expenses	—	—	1.7	—	—
Restructuring charges (credits)	4.7	(.4)	3.1	.4	17.6
Operating (loss) income	(7.5)	7.3	1.9	8.2	(10.9)
Interest expense, net	5.9	5.5	5.2	5.5	5.5
Merger and tender offer expenses	—	—	.4	—	—
Income tax expense (benefit)	3.5	.8	(.7)	.5	2.0
Minority interest	—	.4	1.0	.2	(.1)
Loss from unconsolidated joint ventures	.6	.4	.3	.1	.3
Discontinued operations	(0.2)	(5.9)	(3.2)	(0.1)	(0.5)
Cumulative effect of change in accounting principle	—	(7.2)	—	—	—
Net (loss) income	(17.7)	(12.9)	(7.5)	1.8	(19.1)

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

Net Sales

Net sales of $293.2 million in the first quarter of 2004 increased $36.6 million, or 14.3%, compared with the first quarter of 2003. Sales to automotive OEMs increased $12.7 million due to higher alternator volume, including new business awards, partially offset by lower starter revenue. Heavy duty OEM sales increased $9.4 million due to strong industry demand from Class 5 – 8 truck customers. Electrical aftermarket sales increased $16.2 million due to higher volume from retail customers and GM SPO. Higher Electrical retail sales reflect strong business conditions and customer inventory update and refresh orders. Powertrain/drivetrain sales increased $0.6 million due to higher remanufactured diesel engine and parts sales, largely offset by lower remanufactured transmission volume. Third party sales in the core services business decreased $2.3 million.

Gross Profit

Gross profit of $52.7 million in the first quarter of 2004 increased $9.3 million, or 21.4%, compared with the first quarter of 2003, and as a percentage of net sales improved to 18.0% in the first quarter of 2004 from 16.9% in the first quarter of 2003. Automotive OEM gross profit increased $0.6 million due to the benefits of restructuring and cost reduction actions, largely offset by unfavorable product mix as a result of lower starter volume. Heavy duty OEM gross profit increased $1.7 million due to sales volume growth and the benefits of restructuring and cost reduction actions. Electrical aftermarket gross profit increased $7.0 million due to higher sales volume, better product mix and the cost benefit of our restructuring actions. Powertrain/drivetrain gross profit increased $0.2 million due to higher diesel engine volume, largely offset by lower transmission sales. Gross profit on core services decreased $0.2 million due to lower sales volume, largely offset by better product mix.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, which we refer to as SG&A, of $27.6 million in the first quarter of 2004 increased $1.4 million, or 5.2%, from $26.2 million in the first quarter of 2003. The increase in SG&A reflects higher expenditures on engineering and systems. As a percentage of net sales, SG&A improved to 9.4% in the first quarter of 2004 compared with 10.2% in the first quarter of 2003 due primarily to the effects of our cost reduction efforts.

Restructuring Charges

In the first quarter of 2004, we recorded a restructuring charge of $1.1 million relative to the actions discussed below, as well as the closure and consolidation of certain manufacturing and distribution facilities at our operations in Mexico. The charge consisted of employee termination benefits of $0.7 million and other costs of $0.4 million.

In the first quarter of 2003, we recorded a restructuring charge totaling $45.1 million relative to: (i) the closure of our starter and alternator manufacturing operations in Anderson, Indiana; (ii) the closure of our electrical aftermarket remanufacturing and distribution facilities in Reed City, Michigan; and (iii) the consolidation of our alternator and starter remanufacturing operations in Mississippi. The majority of the charge related to the closure of the manufacturing facilities in Anderson, Indiana and consisted of employee termination benefits of approximately $13.0 million, a pension and post-employment benefit net curtailment gain of $5.4 million, the write down of certain fixed assets and accrual of certain contract termination costs totaling $37.3 million and other costs totaling $0.2 million.

Operating Income (Loss)

Operating income of $24.0 million in the first quarter of 2004 and an operating loss of $27.9 million in the first quarter of 2003 reflected the sales, gross profit, SG&A and restructuring charge factors discussed above.

Interest Expense, Net

Interest expense, net, increased $2.1 million to $16.2 million in the first quarter of 2004 compared to $14.1 million in the first quarter of 2003. This increase reflected $1.2 million of interest expense charged to discontinued operations in 2003 that was charged to continuing operations in 2004 and marginally higher average levels of borrowings year over year.

Income Taxes

Income tax expense of $1.4 million in the first quarter of 2004 consisted of provisions for domestic state and local taxes of $0.2 million and taxes in various foreign jurisdictions of $1.2 million. Income tax expense of $5.3 million in the first quarter of 2003 consisted of provisions in foreign jurisdictions of $2.4 million and $2.9 million of withholding tax on intercompany dividends. We established a valuation allowance for domestic U.S. deferred tax assets in 2003, which resulted in no domestic U.S. tax provision on first quarter 2004 domestic income.

Minority Interest

Minority interest in income of subsidiaries of a $0.5 million charge in the first quarter of 2004 consisted primarily of minority shareholders’ interests in the earnings of Delco Remy Mexico, which we refer to as DRM, and Hubei Delphi Automotive Generators Company, Ltd., which we refer to as Hubei. The $0.2 million credit recorded in the first quarter of 2003 consisted primarily of minority shareholders’ interests in World Wide Automotive, L.L.C., which we refer to as World Wide, Power Investments, Inc., which we refer to as Power, and

DRM, which reflected higher operating costs in certain of these subsidiaries. We completed the acquisition of the remaining shares from the minority shareholders of World Wide and Power under contractual put agreements during 2003.

Loss From Unconsolidated Joint Ventures

The loss from unconsolidated joint ventures of $0.5 million in the first quarter of 2004 consisted primarily of our share of losses recorded by Hitachi Remy Automotive GmbH, which we refer to as Hitachi, partially offset by earnings recorded by Sahney Paris Rhone, Ltd., which we refer to as SPR. The loss of $0.7 million in the first quarter of 2003 consisted of losses recorded by iPower Technologies, L.L.C. and Hitachi, which offset earnings at SPR.

Discontinued Operations

The loss from discontinued operations of $0.3 million in the first quarter of 2004 consisted of expenses recorded by the contract and retail gas engine businesses. We recorded an additional gain of $0.1 million in the first quarter of 2004 relative to the sale of Tractech and Kraftube in 2003. The loss from discontinued operations of $3.7 million in the first quarter of 2003 consisted of operating losses in the contract and retail gas engine businesses, Tractech and Kraftube totaling $2.5 million and interest expense of $1.2 million. We also recorded an estimated gain of $2.4 million on the sale of Tractech and Kraftube in the first quarter of 2003.

Year Ended December 31, 2003 Compared To Year Ended December 31, 2002

Net Sales

Net sales of $1,053.2 million in 2003 increased $26.3 million, or 2.6%, from $1,026.9 million in 2002. Automotive OEM net sales increased $7.5 million due primarily to shipments of alternators from Hubei and increased demand from non-GM customers. Heavy-duty OEM net sales increased $4.9 million due to strong demand from Class 5 – 8 truck customers, primarily in the fourth quarter. Electrical aftermarket net sales were up $10.6 million due to new business wins, partially offset by reduced sales to GM SPO and, in the first quarter, customer inventory reductions. Powertrain/drivetrain net sales declined $7.0 million due to reduced transmission volume as a result of reductions in service parts inventory at GM and changes in Ford’s and GM’s warranty policies, which allowed dealers to repair more transmissions in lieu of purchasing remanufactured transmissions. These declines were partially offset by increased diesel engine and parts volume. Third party net sales in the core services business increased $10.3 million. The above changes also include the impact of foreign currency exchange rates on consolidated net sales.

Gross Profit

Gross profit of $69.4 million in 2003 includes the special charges totaling $118.4 million discussed below and compares with gross profit of $168.2 million in 2002. Excluding the special charges, gross profit and gross profit as a percentage of net sales improved in 2003 compared with 2002. Automotive OEM gross profit declined $0.8 million in 2003 as a result of start-up costs in new facilities, strengthening foreign currencies on costs in foreign production facilities and costs arising from the shut down and transfer of operations, largely offset by higher sales and the benefits of cost reduction and restructuring actions. Heavy-duty OEM gross profit increased $10.1 million due to higher sales and the benefits of cost reduction and restructuring actions. OEM gross profit was negatively impacted by the $14.3 million special charge discussed below. Electrical aftermarket gross profit declined $82.6 million, reflecting the aforementioned special charge ($88.7 million) discussed below, and unfavorable product mix, partially offset by increased sales volume. Powertrain/drivetrain gross profit declined $18.3 million reflecting the impact of the aforementioned special charge ($15.4 million) discussed below, lower transmission volume and product mix, offset by an overall increase in remanufactured diesel engine and parts sales and lower warranty cost. Gross profit on core services increased $7.1 million due to sales volume growth and improved product mix.

Selling, General and Administrative Expense

SG&A expenses increased $1.0 million, to $98.7 million in 2003, compared to $97.7 million in 2002. As a percentage of net sales, SG&A expenses improved to 9.4% in 2003 from 9.5% in 2002. The year over year increase in spending primarily reflects investments in product engineering, distribution and marketing programs, largely offset by overall cost reduction and control efforts.

Special Charges

We recorded a special charge to cost of goods sold of $104.1 million for a change in estimate of the valuation of our core inventory. This change in estimate establishes a new fair market value for core inventory, from primarily customer core deposit value to core broker price. It also aligns us with the majority of companies that use core broker prices for inventory valuation and with market trends indicating that the long term recovery of core prices is unlikely. This non-cash charge did not materially impact our liquidity or borrowing base. We believe that this change will drive better purchasing and manufacturing decisions and provide additional flexibility to adjust inventory levels. In future periods, the value of cores will be estimated over the expected remaining life of the core and will be evaluated on an ongoing basis by comparing the estimate to broker prices.

We recorded a $14.3 million charge in 2003 in connection with an interim decision entered by the arbitration panel in a proceeding brought against certain of our affiliates by the minority partner of our Mexico joint venture. Based on the interim decision, we currently estimate that the total net payments for the purchase of the minority partnership’s interest, the award for past service fees, and other claims, including interest and costs, will be approximately $18.0 million, subject to the finalization of the award by the arbitrators. We expect that the arbitration panel will issue a final decision in the second quarter of 2004, and we will pay the entire award shortly thereafter.

Restructuring Charges and Credits

In 2003, we recorded restructuring charges totaling $49.5 million related to: (i) the closure of our starter and alternator manufacturing operations in Anderson, Indiana; (ii) the closure of our electrical aftermarket remanufacturing and distribution facilities in Reed City, Michigan; (iii) the consolidation of two of our remanufacturing operations in Mississippi; (iv) the closure of our transmission remanufacturing facility in Jacksonville, Florida; and (v) the consolidation of certain of our operations in Europe. The charges consisted of employee termination benefits of $14.8 million, a non-cash asset impairment charge of $29.3 million, operating lease impairment charges of $9.1 million, a pension plan curtailment charge of $1.8 million and other costs of $1.7 million. These charges were offset by a non-cash post-employment benefit plan curtailment gain of $7.2 million.

In 2002, we recorded a non-cash net restructuring credit of $4.4 million consisting of a $4.9 million post-employment benefit curtailment gain and a $0.5 million pension curtailment charge related to employee separation programs associated with our 2001 restructuring actions.

Operating Income (Loss)

The $78.8 million operating loss in 2003 includes the special charges totaling $118.4 million and $49.5 million in restructuring charges discussed above and operating profit of $74.9 million in 2002 includes the $4.4 million curtailment gain. Year over year performance was also impacted by the net sales, gross profit and SG&A expense factors discussed above.

Interest Expense, Net

Interest expense, net, increased $5.7 million to $62.1 million in 2003 compared to $56.4 million in 2002. This increase results from a $9.7 million interest expense that was charged to discontinued operations in 2002 and to continuing operations in 2003, and a $0.5 million increase in deferred financing costs related to the senior credit facilities. These increases were partially offset by $2.7 million of reductions as a result of lower borrowings under the senior credit facilities and other items. Interest expense in 2002 includes a $1.8 million loss on the write off of deferred financing costs in connection with the early retirement of our then existing $200.0 million revolving credit facility.

Income Taxes

The income tax provision of $36.8 million in 2003 includes a $24.7 million deferred tax valuation allowance recorded in the fourth quarter for all unreserved domestic income tax net assets established prior to 2003. This valuation allowance was provided in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”) primarily as a result of recording three consecutive years of domestic losses. The 2003 provision also includes a $2.9 million provision related to withholding tax on intercompany dividends declared in 2003 and provisions in various foreign jurisdictions totaling $9.2 million. A valuation allowance was also established on the deferred tax assets arising from 2003 domestic losses. Our consolidated effective income tax rate of 46.0% in 2002 reflects taxable intercompany dividends paid in 2002, which are not deductible for financial reporting purposes.

Minority Interest in Income or Loss of Subsidiaries

Minority interest in income or loss of subsidiaries of a $0.1 million credit in 2003 compares with a $4.2 million charge in 2002. The year over year change reflects (i) a $2.5 million credit in 2003 related to minority shareholders’ share of the $104.1 million charge for the change in estimate in the valuation of core inventory and (ii) our purchase of additional shares from the minority shareholders of World Wide, Power and Delco Remy Korea, partially offset by the minority interest of Hubei, which was acquired in March 2003.

Loss From Unconsolidated Joint Ventures

The loss from unconsolidated joint ventures of $6.4 million in 2003 compares with a loss of $3.8 million in 2002. This increased loss primarily reflects the write-off of our investment in iPower Technologies, L.L.C., which we refer to as iPower, and increased losses recorded by Hitachi, partially offset by higher earnings at SPR and the termination in 2002 of our joint venture, Continental ISAD Electrical Systems GmbH & Co., formed with Continental AG in 2002.

Discontinued Operations

The loss from discontinued operations of $4.9 million in 2003 consisted of operating losses of $3.7 million, including restructuring charges of $0.4 million, and interest expense of $1.2 million. The loss from discontinued operations of $32.0 million in 2002 consisted of operating losses of $23.2 million, including restructuring charges for closure of facilities and employee separation costs totaling $2.8 million, interest expense of $10.8 million and an income tax benefit of $2.0 million.

We recorded a $2.3 million net gain on the disposal of Tractech, Inc., which we refer to as Tractech, and Kraftube, Inc., which we refer to as Kraftube, in 2003 and a $28.2 million loss on the disposal of the retail gas engine business in 2002. A valuation allowance was recorded for the income tax benefit relating to the 2002 loss.

Cumulative Effect of Change in Accounting Principle

In accordance with the provisions of SFAS No. 142, we recorded a $74.2 million charge to write down goodwill in certain of our operations in the first quarter of 2002. There was no income tax effect on this charge.

Year Ended December 31, 2002 Compared To Year Ended December 31, 2001

Net Sales

Net sales of $1,026.9 million in 2002 increased $59.0 million, or 6.1%, from $967.9 million in 2001. Automotive OEM net sales increased $24.8 million due primarily to volume growth driven by strong customer demand. Heavy duty OEM net sales were up $1.1 million due to customer pull ahead of Class 8 products in the third quarter of 2002 in advance of forthcoming changes in engine technology required by EPA regulations and sales incentives initiated by certain customers in the fourth quarter of 2002, partially offset by lower volume in Europe. Electrical aftermarket net sales grew $26.5 million due to retail market share gains, partially offset by lower OEM service parts volume. Powertrain/drivetrain net sales increased $4.7 million due to the acquisition of Mazda North American Operations, which we refer to as Mazda NA, and AutoMatic Transmissions International A/S, which we refer to as AMT, in 2001 ($10.1 million), partially offset by lower sales as a result of softness in the remanufactured transmission and diesel engine markets. Third party net sales in the core services business increased $1.9 million in 2002.

Gross Profit

Gross profit of $168.2 million in 2002 compares to $163.3 million in 2001. Gross profit in 2001 was negatively impacted by the $13.9 million special charge discussed below. Excluding the special charge in 2001, gross profit and gross profit as a percentage of net sales were down in 2002 compared with 2001. Automotive OEM gross profit increased $14.8 million due to higher sales volume and improved operating efficiency, partially offset by the negative impact of strengthening foreign currencies on costs in foreign production facilities. Heavy duty OEM gross profit increased $12.4 million in 2002 due to the special warranty charge recorded in 2001, offset by lower sales volume in Europe. Electrical aftermarket gross profit decreased $20.3 million in 2002 due to a higher ratio of retail sales (which generate lower margins) to OEM service parts sales, price reductions, and start-up costs of new programs. Powertrain/drivetrain gross profit decreased $5.2 million in 2002 due to lower sales and the resulting negative impact on overhead absorption and labor efficiency, partially offset by the effect of the acquisitions of Mazda NA and AMT in 2001 ($3.9 million). Margins in the aftermarket overall were depressed by the emphasis on increased usage of cores in inventory, which are booked at a higher cost than cores purchased on the open market. While this helped to conserve cash, it generated higher levels of scrappage of the underlying cores. Gross profit on core services increased $3.2 million in 2002 due to higher sales volume. In all business units, we realized the initial benefits of the restructuring actions initiated in the fourth quarter of 2001.

Selling, General and Administrative Expense

SG&A expenses declined $0.8 million to $97.7 million in 2002 compared to $98.4 million in 2001, excluding special charges of $16.1 million discussed below. As a percentage of net sales, SG&A expenses improved to 9.5% in 2002 from 10.2% in 2001. The favorable impact of cost and business process improvement programs initiated in the fourth quarter of 2001 and overall spending reductions throughout our business were partially offset by investments in marketing programs, particularly in Europe.

Special Charges

In 2001, we recorded special charges totaling $30.0 million, $13.9 million of which was reported as a deduction to gross profit and $16.1 million of which was charged to SG&A. The deduction to gross profit was attributable to higher than anticipated warranty costs related to a limited class of heavy duty OEM alternators. The design and production issues, which caused the unusually high level of claims, were corrected. The charge was adequate to cover all relevant claims. The $16.1 million charged to SG&A consisted primarily of disputed items related to the GM acquisition. In the fourth quarter of 2001, we conceded these claims in connection with the negotiations of other long-term agreements with GM and Delphi Corporation.

Restructuring Charges and Credits

In 2002, we recorded a non-cash net restructuring credit of $4.4 million consisting of a $4.9 million post-employment benefit curtailment gain and a $0.5 million pension curtailment charge related to employee separation programs associated with our 2001 restructuring actions.

In 2001, we recorded restructuring charges totaling $30.1 million related to the closure and realignment of certain manufacturing facilities and administrative functions in the United States, Canada and Europe. The charge consisted of $23.3 million for various voluntary and involuntary employee separation programs and $6.8 million of non-cash asset impairment charges and other miscellaneous costs.

Operating Income

Operating income of $74.9 million in 2002 compares with operating income of $18.7 million in 2001. This year over year change reflects the net sales, gross profit and SG&A expense factors and special and restructuring charges discussed above.

Interest Expense, Net

Interest expense, net, increased $5.6 million to $56.4 million in 2002 compared to $50.8 million in 2001. This increase was due to (i) higher levels of debt to fund acquisitions and other investing activities and the higher interest rate associated with the 11% senior subordinated notes due 2009, partially offset by increased cash from operating activities ($3.5 million, net); (ii) a $1.9 million year over year decrease in interest expense charged to discontinued operations in 2001 and to continuing operations in 2002; and (iii) a $1.8 million loss on the write off of deferred financing costs in connection with the early retirement of our then-existing $200.0 million revolving credit facility. These items were partially offset by $1.6 million of interest income related to a Federal income tax refund received in 2002.

Income Taxes

Our consolidated effective income tax rate was 46.0% in 2002 compared with a 18.6% benefit in 2001. At December 31, 2002, we had unrecognized tax net operating loss carryover, research credits and alternative minimum tax credits of $162.1 million, $1.7 million and $2.9 million, respectively. The increase in the effective income tax rate year over year was due primarily to taxable dividends (primarily intercompany) paid in 2002 which are not deductible for financial reporting purposes and an $18.0 million addition to the reserve for the value of tax assets in excess of their estimated future recognizable value in 2001.

Minority Interest in Income of Subsidiaries

Minority interests’ share of earnings of our consolidated subsidiaries were $4.2 million in 2002 compared with $9.3 million 2001. This year over year decrease reflects our purchase of additional shares from the minority shareholders of World Wide, Power and Delco Remy Korea. In addition, earnings in 2002 for Delco Remy Korea were negatively affected by a change in transfer pricing between Delco Remy Korea and one of our U.S. subsidiaries, which, accordingly, reduced the minority interests’ earnings.

Loss from Unconsolidated Joint Ventures

The loss from unconsolidated joint ventures increased by $0.9 million to $3.8 million in 2002 compared with a loss of $2.9 million in 2001 due primarily to increased research and development activity at iPower.

Discontinued Operations

The loss from discontinued operations of $32.0 million in 2002 consisted of operating losses of $23.2 million, including restructuring charges for closure of facilities and employee separation costs totaling $2.8 million, interest expense of $10.8 million and an income tax benefit of $2.0 million. A $28.2 million loss on the disposal of the retail gas engine business was recorded in 2002. The loss from discontinued operations of $30.9 million in 2001 consisted of operating losses of $31.7 million, including restructuring charges of $9.3 million, interest expense of $9.0 million and an income tax benefit of $9.8 million.

Cumulative Effect of Change in Accounting Principle

In accordance with the provisions of SFAS No. 142, we recorded a $74.2 million charge to write down goodwill in certain of our operations, effective January 1, 2002. There was no income tax effect on this charge.

Liquidity and Capital Resources

Our short-term liquidity needs include required debt service (including capital lease payments), day-to-day operating expenses, working capital requirements and the funding of capital expenditures, contingent acquisition payments for previously completed acquisitions and restructuring actions. Cash interest payments are expected to approximate $61.0 million in 2004. In 2004, we will be required to make payments in connection with the previous acquisitions of M&M Knopf Auto Parts, Inc., which we refer to as Knopf, Delco Remy Mexico, Delco Remy Korea and portions of Delphi Corporation’s light vehicle alternator business. We expect that the aggregate amount of these additional payments, including the Delco Remy Mexico arbitration panel interim award, will be in the range of $38.0 million to $41.0 million payable in 2004. Long-term liquidity requirements include principal payments of long-term debt and payments in connection with the acquisition of Delphi Corporation’s light vehicle alternator business of about $2.0 million in 2005. In connection with the separation from GM, one of our subsidiaries issued a contingent purchase price note to GM payable beginning in 2004. The amount of the payment is based upon a percentage of our average earnings over the three-year period ending December 31, 2003 in excess of certain imputed earnings. No payments will be required to be made under the terms of this contingent price note. Our contractual obligations are provided in the table under the section “Contractual Obligations and Contingent Liabilities and Commitments.” Our principal payments on long-term lease obligations are presented in Note 9 to our consolidated financial statements.

Our principal sources of cash to fund our short-term liquidity needs consist of cash generated by operations and borrowings under our senior credit facilities. On June 28, 2002, we entered into a $250.0 million secured, asset based, revolving credit facility with a syndicate of banks led by Wachovia Bank, National Association and its subsidiary Congress Financial Corporation. On October 3, 2003, we amended and restated this senior credit facility. The amended and restated senior credit facilities consist of a $60.0 million secured term loan facility and a $190.0 million secured, asset based, revolving credit facility. Proceeds from the new term loan were used to reduce outstanding debt under our asset based revolving credit facility. The term loan financing increased our total borrowing capacity under our senior credit facilities by approximately $60.0 million because that $60.0 million was no longer applied against the borrowing base calculation. The interest rate on the term loan facility was Wachovia Bank’s prime rate plus 4.5%, subject to a minimum interest rate of 8.5%. The applicable interest rate on the borrowings under the revolving credit facility remained unchanged and floats at rates subject to a margin of up to .75% above the lenders’ prime rate or up to 3.25% above the Eurodollar rate, at our option. The rate as of March 31, 2004 was 8.5% for the term loan and was approximately 4.0% for the revolving credit facility. The senior credit facilities are collateralized by liens on substantially all of our assets and substantially all of the assets of our domestic and certain of our foreign subsidiaries and by the capital stock of such subsidiaries. At March 31, 2004, borrowings under the senior credit facilities were $126.1 million, and letters of credit totaled $7.3 million. Based on the collateral supporting the senior credit facilities at March 31, 2004, $81.7 million was available, net of letters of credit.

On April 23, 2004, subsequent to the balance sheet date, we issued $125.0 million of Second Priority Senior Secured Floating Rate Notes due 2009, bearing an interest rate of LIBOR plus 4.00%, and $150.0 million of 9 3/8% Senior Subordinated Notes due 2012. The net proceeds of the issuance of these notes were used to pay down existing indebtedness under our senior credit facilities, including repayment of the $60.0 million term loan and relevant prepayment premium, and to finance the redemption of our outstanding 10 5/8% Senior Subordinated Notes Due 2006 issued on August 1, 1996, including the call premium and accrued interest. The 10 5/8% notes were called for redemption in their entirety on April 23, 2004 at a redemption price of 101.771% of their face amount plus accrued but unpaid interest up to, but not including, the redemption date of May 24, 2004.

In connection with issuing the new notes in April 2004, we amended our senior credit facilities to reflect the extinguishment of the $60.0 million term loan, provide for borrowings of up to $120.0 million under our asset based revolving credit facility, and extend the maturity date from March 31, 2006 to June 30, 2007. On a pro forma basis, as of March 31, 2004, we would have had $113.7 million available to draw under our revolving credit facility.

We believe that these financing actions taken in April 2004 will contribute to increased liquidity and an overall lower cost of capital.

We are subject to various covenants under the terms of our financing agreements. Certain of these covenants are effective if at any time excess availability under our senior credit facilities is less than $40.0 million. Excess availability under our senior credit facilities was $108.9 million at May 31, 2004. The covenants include the maintenance of certain EBITDA levels. EBITDA is defined under the senior credit facilities as earnings before interest, taxes, depreciation and amortization, adjusted for certain restructuring and other special charges. EBITDA for purposes of the covenant calculation under the terms of our financing agreements is a monthly rolling twelve-month requirement and, for the year ending December 31, 2004, the twelve-month EBITDA requirement is $108.0 million. The EBITDA (as defined by the senior credit facilities) requirement for the year ended December 31, 2003 was $93.0 million and we attained $108.9 million. We believe that the actions referred to above have provided additional flexibility to comply with all covenant requirements during 2004 and we are prepared to take certain actions to remain in compliance with covenants in the event of any unforeseen market downturns or other circumstances.

During 2003, certain of our Mexican subsidiaries entered into a machinery and equipment sale-leaseback financing transaction with GE Mexico. Cash proceeds were $10.3 million, net of security deposits of $5.4 million. Under the terms of this agreement, the relevant subsidiaries must maintain certain net worth, earnings before interest, taxes, depreciation and amortization (as defined) and sales levels, in addition to other requirements normally associated with this type of financing. We have accounted for these transactions as a financing transaction in accordance with SFAS No. 66 and SFAS No. 98. Accordingly, we have recorded an obligation of $15.7 million. We also continue to explore additional financing options, both in the U.S. and abroad, in an effort to further enhance liquidity and assure continued compliance with the covenants of all existing financing arrangements.

We participate in two programs that accelerate the collection of accounts receivable. Under one program we sell the accounts of certain of our aftermarket customers to banks, on a non-recourse basis, at a discount. At March 31, 2004, the amount of receivables under this program was $30.9 million. The second program is an early pay plan under which a third party acts as paying agent for one of our customers. The accounts are paid, at a discounted rate, in five to seven days after shipment instead of the regular terms. This program is also without recourse. The amount covered by this plan at March 31, 2004 was $14.8 million.

We believe that cash generated from operations, together with the amounts available under the senior credit facilities and other borrowings, will be adequate to meet our debt service, capital expenditure, contingent acquisition payment, restructuring and working capital requirements for at least the next twelve months, although no assurance can be given in this regard. We also continue to explore additional financing options, both in the U.S. and abroad, in an effort to further enhance liquidity.

Three Months Ended March 31, 2004

Cash used in operating activities of continuing operations of $8.8 million in the first quarter of 2004 improved from $16.9 million used in the first quarter of 2003. Cash used in the first quarter of 2004 reflected net income from continuing operations, excluding non-cash and other reconciling items, of $15.4 million, a $17.6 million increase in net working capital and cash restructuring payments of $6.6 million. Accounts receivable increased $25.1 million in the first quarter of 2004 due primarily to stronger first quarter shipments, partially offset by an increase in accelerated collections under the receivables programs discussed above. Receivables management measured in days of sales outstanding improved year over year. Inventories increased $16.4 million in the first quarter of 2004 due primarily to increases in support of anticipated higher future retail aftermarket and heavy duty OEM sales. Accounts payable increased $19.9 million in the first quarter of 2004 due primarily to higher production levels and timing of vendor payments. Cash restructuring payments of $6.6 million in the first quarter of 2004 consisted of $4.7 million and $1.3 million of employee termination benefits relative to the 2001 and 2003 restructuring actions, respectively, and $0.6 million of other items. Cash used in the first quarter of 2003 of $16.9 million reflects a net loss from continuing operations, excluding non-cash and other reconciling items, of $0.8 million, a $9.1 million increase in net working capital and cash restructuring payments of $7.0 million. Accounts receivable increased $22.7 million from 2002 year end due to higher sales volume in the first quarter compared with the fourth quarter of 2002 and increased sales to customers with longer terms. Inventories increased $27.2 million in the first quarter of 2003 due to increases in support of the first quarter restructuring actions and in anticipation of seasonal demand for the Electrical Aftermarket. Accounts payable increased $17.3 million in the first quarter of 2003 due to higher production levels and timing of vendor payments. The $23.5 million increase in other net current liabilities reflected higher accrued wages and benefits, interest and general accruals. Cash restructuring payments of $7.0 million in the first quarter of 2003 consisted primarily of employee termination benefits relative to the 2001 and 2003 restructuring actions.

Cash used in investing activities of continuing operations of $5.9 million in the first quarter of 2004 compares with cash provided of $17.8 million in the first quarter of 2003. Acquisition payments in the first quarter of 2003 consisted of the purchase, under contractual put agreements, of increased ownership percentages in World Wide ($3.1 million) and Power ($1.3 million) and payments on notes relative to the acquisition of certain parts of the Delphi Corporation alternator business in the fourth quarter of 2002 ($0.4 million). In addition, we acquired 51% of Hubei in the first quarter of 2003 for $3.6 million in cash. Cash of $3.6 million was included in the opening balance sheet of this acquisition. We recorded proceeds on the sale of Tractech and Kraftube in the first quarter of 2003 of $27.9 million, net of expenses. An additional $0.1 million was received in the first quarter of 2004. Capital expenditures in both 2004 and 2003 were primarily for production, engineering and distribution equipment.

Cash provided by financing activities of continuing operations of $10.7 million in the first quarter of 2004 consisted of net borrowings under our senior credit facilities and other debt and the payment of $1.1 million in cash dividends to the minority shareholders of Hubei. Cash provided of $0.2 million in the first quarter of 2003 consisted of net borrowings under our senior credit facility and other debt agreements.

Year Ended December 31, 2003

Cash provided by operating activities of continuing operations in 2003 of $27.2 million reflects net income from continuing operations, excluding non-cash and other reconciling items, of $34.0 million, a reduction in net working capital, excluding the effect of acquisitions and the change in estimate for core inventory valuation, of $8.6 million and cash restructuring payments of $15.4 million. Accounts receivable increased $3.7 million due primarily to increased sales volume in the OEM markets in the fourth quarter of 2003 and extended terms with certain customers in the core services business. Days of sales outstanding improved year over year. Inventories increased $27.3 million, excluding the change in estimate for core inventory valuation, reflecting launch of the new light-duty alternator product line, higher core returns from our customers and the exchange impact of the weaker dollar. Inventory turns improved year over year. Accounts payable increased by $22.1 million in 2003 due primarily to strong fourth quarter sales and the resulting increased inventory purchases, and changes in terms with certain foreign vendors. A $17.5 million decrease in other net current assets and liabilities primarily reflects increases in accrued wages, interest, and other accrued liabilities. Cash restructuring payments consisted of employee termination benefits and lease termination costs.

Cash used in investing activities of continuing operations of $9.0 million included acquisition payments totaling $18.9 million, consisting of payments under contractual put agreements for World Wide ($5.9 million), Delco Remy Korea ($5.3 million) and Power ($5.2 million), and the acquisition of Delphi Corporation’s light vehicle alternator business ($6.1 million, including $3.6 million of cash acquired). In the fourth quarter of 2003, we recorded an estimated contingent earn-out liability of $13.5 million related to the acquisition of Knopf (as discussed above). The liability was based on the achievement of certain earnings goals by Knopf during the period August 2000 to December 2003 and is payable in 2004. This adjustment to the purchase price of Knopf resulted in a $13.5 million increase in goodwill. In the fourth quarter of 2003, we reversed an estimated contingent earn-out liability and recorded a corresponding reduction in goodwill in the amount of $4.3 million which had been established relating to the acquisition of Mazda NA. We determined that it was unlikely that certain sales goals during the period January 2003 to December 2005 would be achieved by Mazda NA. Net proceeds of $30.1 million were recorded on the sale of Tractech and Kraftube. Capital expenditures of $20.0 million consisted primarily of production, engineering and distribution equipment. We have planned capital expenditures of approximately $28.0 million in 2004. Capital expenditures are expected to increase in 2004 as a result of the planned expansion in our European and Asian operations.

Cash used in financing activities of continuing operations was $4.2 million in 2003. Net proceeds of $10.3 million were recorded in connection with the sale-leaseback financing transaction with GE Mexico. These proceeds were used to reduce borrowings under the revolving line of credit. Cash payments of $2.0 million were made in connection with the amendments to the senior credit facilities as discussed above.

Cash outflows of discontinued operations of $6.1 million in 2003 primarily reflected operating losses of $3.4 million, excluding restructuring charges, and cash restructuring payments of $2.5 million.

Year Ended December 31, 2002

Cash provided by operating activities of continuing operations of $45.3 million in 2002 reflects net income from continuing operations, excluding non-cash and other reconciling items, of $42.7 million, a reduction in working capital of $18.4 million and cash restructuring payments of $15.8 million. Accounts receivable declined $6.8 million in 2002 due to accelerated collections through arrangements with certain financial institutions ($16.7 million), partially offset by increased fourth quarter sales. Inventories increased $4.4 million in 2002 due primarily to higher product returns in the aftermarket during the fourth quarter, largely offset by increased core usage and other inventory management efforts. Accounts payable increased $11.9 million year over year due to timing of vendor payments. Cash restructuring payments consisted primarily of employee termination benefits.

Cash used in investing activities of continuing operations included payments under contractual put agreements for Power ($5.6 million), World Wide ($5.4 million) and Delco Remy Korea ($5.5 million), a contingent purchase price payment of $0.5 million related to the acquisition of Mazda NA and $0.3 million related to the acquisition of Delphi Corporation’s light vehicle alternator business. Capital expenditures of $19.2 million consisted primarily of production equipment and tooling. In 2002, we contributed $3.0 million to our iPower joint venture.

Cash provided by financing activities of continuing operations in 2002 of $5.7 million consisted of net borrowings under our revolving line of credit and increased borrowings in certain foreign operations. Deferred financing cost payments totaling $7.8 million were made in 2002 in conjunction with the replacement of our prior senior credit facility. Cash payments of $1.8 million were made to the minority shareholders of Delco Remy Korea in 2002.

Cash outflows of discontinued operations of $23.7 million in 2002 reflected operating losses of $20.4 million, excluding impairment and restructuring charges, and cash restructuring payments of $5.1 million, partially offset by decreases in working capital.

Year Ended December 31, 2001

Cash provided by operating activities of continuing operations in 2001 of $14.5 million reflects income from continuing operations, excluding non-cash and other reconciling items, of $50.1 million, an increase in working capital of $29.4 million and cash restructuring payments of $6.2 million. The increase in working capital was due to higher accounts receivable and a reduction of accounts payable due to timing of vendor payments. Cash restructuring payments consisted primarily of employee termination benefits.

Cash used in investing activities of continuing operations included the acquisitions of Mazda NA ($17.1 million), XL Component Distribution Limited ($2.4 million) and AMT ($0.5 million). In addition, we increased our ownership position in World Wide ($6.4 million) and Power ($2.4 million). Capital expenditures of $18.5 million consisted primarily of production equipment and tooling. Investments in joint ventures included iPower ($5.0 million), Hitachi ($2.0 million) and Continental ISAD ($1.6 million).

Cash provided by financing activities of continuing operations consisted of proceeds of $157.3 million, net of discount, fees and expenses, on the issuance of the 11% senior subordinated notes on April 26, 2001, payment of $17.8 million on the early retirement of the GM subordinated debenture issued in connection with the separation from GM and a $63.7 million net reduction in the senior credit facilities and other debt.

Cash outflows of discontinued operations of $20.8 million in 2001 primarily reflected operating losses of $22.5 million, excluding restructuring charges, and cash restructuring payments of $2.0 million.

Contractual Obligations, Contingent Liabilities and Commitments

Our contractual obligations as of December 31, 2003 are provided in the following table:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year		1-3 years	4-5 years	More than 5 Years
	(dollars in millions)
Long-Term Debt(1)	$606	$29	(2)	$408	$169	$—
Capital Lease Obligations	19	2		6	5	6
Pension Funding(3)	5	5		—	—	—
Other Post Retirement Benefits Funding	11	1		3	1	6
Operating Leases	37	10		16	6	5
Acquisition Payments	25	23		2	—	—
Employee Termination Benefits	11	10		1	—	—
Interim Arbitration Decision	12	12		—	—	—
Other	9	6		2	—	1

Total Contractual Cash Obligations	$735	$98		$438	$181	$18

As Adjusted	$758	$98		$186	$306	$168

(1)	These amounts include indebtedness outstanding under our senior credit facilities, senior subordinated notes and senior notes.
(2)	Includes $19.0 million related to foreign revolving credit facilities which were renewed for one year in the amounts and months indicated: (i) $6.0 million in January 2004, (ii) $4.0 million in March 2004 and (iii) $9.0 million in April 2004. Also includes a $5.0 million note payable related to the acquisition of the remaining shares from the minority shareholders of Delco Remy Korea.
(3)	Amounts beyond 2004 are not currently estimable.

Other than scheduled payments, there were no material changes to these commitments during the quarter ended March 31, 2004.

In 2004, we will be required to make payments in connection with the previous acquisitions of Knopf, DRM, Delco Remy Korea Limited and portions of Delphi Corporation’s light vehicle alternator business. We expect that the net amount of these additional payments, including the DRM arbitration panel interim award, will be in the range of $38.0 million to $41.0 million payable in 2004. We also expect to make payments in connection with the acquisition of Delphi Corporation’s light vehicle alternator business of approximately $2.0 million in 2005.

Cash payments relative to our restructuring actions are estimated to be approximately $6.0 million in the last nine months of 2004.

With respect to capital expenditures, we expect capital spending in the last nine months of 2004 to approximate $20.0 million.

In addition to the contractual obligations disclosed above, we also have a variety of other contractual agreements related to the procurement of materials and other commitments. With respect to these agreements, we are not subject to any contracts which commit us to significant non-cancelable commitments. With respect to agreements related to the procurement of inventory used in our manufacturing and remanufacturing processes, we had approximately $65.0 to $70.0 million of open purchase orders at March 31, 2004.

Contingencies

We are a party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business, including those relating to commercial transactions, product liability, safety, health, taxes, environmental and other matters. For more information, see “Business—Legal Proceedings,” and Note 16 to our financial statements.

Seasonality

Our business is seasonal, as our major OEM customers historically have one to two week shutdowns of operations during July and December. Our sales results in the third and fourth quarters reflect the effects of these shutdowns. Our working capital requirements also are affected by seasonality, as we build inventory for the summer sales months in the aftermarket. Typically our working capital requirements are highest from April through August and the change from the highest month to the lowest month (typically December), for accounts receivable, inventory and accounts payable has averaged $40.0 million over the past three years. Refer to Note 20 to our consolidated financial statements, which pertains to quarterly (unaudited) financial information.

Effects of Inflation

We believe that the relatively moderate inflation over the last few years has not had a significant impact on our revenues or profitability and that we have been able to offset the effects of inflation by realizing improvements in operating efficiency. We have provisions in many of our contracts, which provide for the pass through of fluctuations in the price of certain raw materials, such as copper and aluminum.

Foreign Sales

Approximately 20.5% of our net sales in the three months ended March 31, 2004 was derived from net sales made to customers in foreign countries. Because of these foreign sales, our business is subject to the risks of doing business abroad, including currency exchange rate fluctuations, limits on repatriation of funds, compliance with foreign laws and other economic and political uncertainties.

Accounting Pronouncements

For a discussion of pending accounting pronouncements that may affect us, see Note 4 to our financial statements.

Critical Accounting Policies

Our accounting policies, including those described below, require management to make significant estimates and assumptions using information available at the time the estimates are made. Actual amounts could differ significantly from these estimates. See Note 4 to our consolidated financial statements for a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. We believe the following are some of the more critical judgment areas in the application of accounting policies that currently affect the consolidated financial condition and results of operations.

Inventory

Inventories are valued at the lower of cost or market determined by the first-in, first-out (FIFO) method. Estimates of lower of cost or market value of inventory are determined at the operating unit level and are based upon the inventory at that location taken as a whole. In the fourth quarter of 2003, we changed our estimate for the valuation of core inventory from primarily customer acquisition cost to primarily core broker prices and recorded a special charge of $104.1 million. Of this charge $95.0 million related to the write down of the core component of inventory and $9.1 million related to the establishment of an estimated liability for core returns. In future periods, the value of cores will be estimated over the expected remaining life of the core and will be evaluated on an ongoing basis by comparing the estimate to broker prices.

We evaluate inventories on a regular basis to identify inventory on hand that may be obsolete or in excess of current and future projected market demand. For inventory deemed to be obsolete, we provide a reserve on the full value of the inventory. Inventory that is in excess of current and projected use is reduced by an allowance to a level that approximates the estimate of future demand.

Goodwill And Other Intangible Assets

We adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002. Under SFAS No. 142, goodwill is no longer amortized; however, it must be tested for impairment at least annually. Amortization continues to be recorded for other intangible assets with definite lives. We are subject to financial statement risk to the extent that goodwill and indefinite-lived intangible assets become impaired.

Employee Benefit Plans

We provide a range of benefits to our employees and retired employees, including pensions and post-retirement healthcare. We record annual amounts relating to these plans based on calculations specified by U.S. GAAP, which include various actuarial assumptions such as discount rates, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The expected return on plan assets is based on our expectation of the long-term average rate of return on assets in the pension funds, which is reflective of the current and projected asset mix of the funds and considers the historical returns earned on the funds. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. As required by U.S. GAAP, the effects of the modifications are recorded currently or amortized over future periods. Based on information provided by our independent actuaries and other relevant sources, we believe that the assumptions used are reasonable.

Income Taxes

We account for income taxes in accordance with SFAS No. 109. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance that represents operating loss carryforwards for which utilization is uncertain. Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against our net deferred tax assets. The valuation allowance would need to be adjusted in the event future taxable income is materially different than amounts estimated.

In the fourth quarter of 2003, we recorded a charge of $28.3 million for a deferred tax valuation allowance for all unreserved domestic income tax assets established prior to 2003. Of this total, $24.7 million was charged to income tax provision and $3.6 million was charged to other comprehensive loss.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, our operations are exposed to continuing fluctuations in foreign currency values, interest rates and commodity prices that can affect the cost of operating, investing and financing. Accordingly, we address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. Our objective is to reduce earnings and cash flow volatility associated with these fluctuations. Our derivative activities, all of which are for purposes other than trading, are initiated within the guidelines of established policies and procedures designed to manage market risk. We do not enter into any derivative transactions for speculative purposes. For further information on these matters see Note 4 to our financial statements.

Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and variable rate debt positions. In order to limit the effect of interest rate changes on earnings and cash flows, we maintain a significant percentage of fixed rate debt (77% at December 31, 2003). As such, we are exposed to U.S. changes in interest rates only on the senior credit facilities. A 100 basis point increase in U.S. market interest rates on the amounts outstanding at December 31, 2003 under the senior credit facilities would result in an increase in our annual interest expense of approximately $1.1 million.

Our foreign currency risk exposure results from fluctuating currency exchange rates, primarily changes in the U.S. dollar against the South Korean Won and certain European currencies. We face transactional currency exposures that arise when our foreign subsidiaries (or ourselves) enter into transactions, generally on an intercompany basis, denominated in currencies other than their local currency. We also face currency exposure that arises from translating the results of our global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. Exposure to variability in foreign currency exchange rates is managed primarily through the use of natural hedges, whereby funding obligations and assets are both denominated in the local currency. From time to time, we enter into exchange agreements to manage our exposure arising from fluctuating exchange rates related to specific transactions. A hypothetical 10 percent weakening in the exchange rates of foreign currencies over a one-year period would increase earnings by approximately $0.4 million. A hypothetical 10 percent weakening in exchange rates of foreign currencies would reduce the carrying value of our net investment in our foreign subsidiaries at December 31, 2003 by approximately $6.0 million.

BUSINESS

We are a leading global manufacturer and remanufacturer of aftermarket and original equipment electrical components and aftermarket powertrain/drivetrain components for automobiles, light trucks, heavy duty trucks and other heavy duty vehicles. We sell our products worldwide primarily under the “Delco Remy” brand name, first used in 1918, the “World Wide Automotive” brand name, first used in 1986, and our customers’ widely recognized private label brand names. Our products include starter motors, alternators, engines, transmissions, torque converters and fuel systems. We also provide exchange services for used components, commonly known as cores, for remanufacturers. In 2003, approximately 61% of our net sales were to the aftermarket and approximately 39% were to the original equipment market. We supply numerous highly-engineered products to over 3,500 customers, principally in North America, Europe, Latin America and Asia.

We believe we are North America’s largest producer of remanufactured starters and alternators for the aftermarket. Remanufacturing is a process through which cores are disassembled into their sub-components, cleaned, inspected, combined with new subcomponents, reassembled into finished products and tested to original equipment specifications. Remanufactured products can be produced at a substantially lower cost than a traditionally manufactured product, and with substantially higher quality than an individually repaired product. Our expanding aftermarket business benefits from the non-deferrable nature of the repairs for which many of our products are used. We believe we are also North America’s largest supplier of original equipment starters for automobiles and light trucks and starters and alternators for heavy duty vehicles.

At the time of our separation from GM in August 1994, we were predominantly a North American original equipment component supplier, with over 56% of our fiscal year 1995 net sales derived from GM. Through strategic capital investments, acquisitions, joint ventures and facility and workforce rationalization, we have become a low cost, global manufacturer and remanufacturer with a more balanced business and product mix between the aftermarket and original equipment market. Since fiscal year 1995, we have increased our sales, broadened our product line, expanded our manufacturing and remanufacturing capabilities, diversified our customer base and end markets, lowered our cost base and extended our participation in international markets. See “Summary Historical Financial Data.”

During 2003, we completed the acquisition of certain parts of Delphi Corporation’s light duty alternator business for cash payments totaling $6.1 million, including cash acquired of $3.6 million. This acquisition included 51% of Hubei ($3.6 million); Delphi Automotive Systems Poland ($1.5 million); and other assets ($1.0 million).

With the completion of this acquisition, we believe we have now established the principal capabilities, geographic positions, cost base and customer base that we sought to achieve following our separation from GM nearly ten years ago. We are now well-positioned to capitalize on our achievements by increasing our sales through organic growth, pursuing cost-savings opportunities and focusing on cash flow generation.

We changed our fiscal year end to December 31, effective August 1, 2000. Prior to August 1, 2000, our fiscal year ended on July 31. References to “fiscal year” other than fiscal year 2003, 2002 and 2001 pertain to years ending July 31 of such year.

Industry Overview

In general, our business is influenced by the underlying trends in the automobile, light truck, heavy duty truck, construction and industrial markets. However, since our separation from GM, we have reduced our dependence on the cyclical original equipment markets by focusing on expanding our remanufacturing capabilities and placing greater importance on our aftermarket business.

Aftermarket

The aftermarket consists of the production and sale of both new and remanufactured parts used in the maintenance and repair of automobiles, trucks and other vehicles.

Remanufacturing is a process through which cores are disassembled into their sub-components, cleaned, inspected, combined with new subcomponents, reassembled into finished products and tested to original equipment specifications. A remanufactured product can be produced at a substantially lower cost than an originally manufactured product and with substantially higher quality than a traditionally repaired product due to effective salvage technology methods, high volume precision manufacturing techniques and rigorous inspection and testing procedures. The ability to procure cores is critical to the remanufacturing process.

Aftermarket parts are supplied principally through three distribution channels:

•	car and truck dealers that obtain parts through their OEM parts organizations (e.g., GM SPO, Ford Parts and Service Division, Freightliner, Caterpillar Service Parts, and International Truck Parts Organization) or directly from an OEM-authorized remanufacturer;

•	retail automotive parts chains and mass merchandisers; and

•	independent warehouse distributors and jobbers who supply independent service stations, installers, specialty and general repair shops, farm equipment dealers, car dealers and small retailers.

We believe that the aftermarket and our opportunity in the aftermarket have been, and will continue to be, impacted by the following trends:

•	the increasing number and average age of vehicles in use and the number of miles driven annually;

•	the increasing demands of customers that their aftermarket suppliers meet high quality and service standards;

•	the increasing use of remanufactured parts for OEM warranty and extended service programs, especially on larger, more complex components such as engines, transmissions and fuel system components;

•	the growth and consolidation of large retail automotive parts chains and warehouse distributors requiring larger, nationally capable suppliers;

•	the increasing engine output and durability demands related to the high temperatures at which engines operate;

•	the increased high-technology content of replacement components which requires more factory manufacturing compared with in-vehicle repair; and

•	the increasing service lives of automotive parts.

OEM Markets

The OEM market consists of the production and sale of new component parts for use in the manufacture of new vehicles. The OEM market includes two major classes of customers:

•	automobile and light truck manufacturers, marine and industrial manufacturers; and

•	heavy duty truck and engine manufacturers and other heavy duty vehicle manufacturers.

The OEM market has been impacted by fundamental changes in the OEMs’ sourcing strategies. OEMs are consolidating their supplier base, demanding that their suppliers provide technologically advanced product lines, greater systems engineering support and management capabilities, just-in-time sequenced delivery and lower system costs. OEMs are increasingly requiring that their preferred suppliers establish global production capabilities to meet their needs as they expand internationally and increase platform standardization across multiple markets. As OEM global alliances increase, global pricing for automotive components is becoming the norm.

OEMs continue to outsource component manufacturing in response to competitive pressures to improve quality and reduce capital outlays, production costs, overhead and inventory levels. In addition, OEMs are increasingly purchasing integrated systems from suppliers who provide the design, engineering, manufacturing and project management support for a complete package of integrated products. By purchasing complete systems, OEMs are able to shift design, engineering and product management to fewer and more capable suppliers. Integrated systems suppliers are generally able to design, manufacture and deliver components at a lower cost than the OEMs due to:

•	their lower labor costs and other manufacturing efficiencies;

•	their ability to spread research and development and engineering costs over products provided to multiple OEMs; and

•	other economies of scale inherent in high volume manufacturing such as the ability to leverage global purchasing capabilities.

Business Strategy

Focus on Operating Efficiency and Cash Flow Generation

We continue to pursue cost savings opportunities and to focus on generating cash flow. In 2003, we closed six manufacturing facilities and transferred production to existing lower cost facilities primarily in Mexico, South Korea and Hungary. As a result of these actions, we estimate that we will realize approximately $25.0 million in cost savings in 2004. We also intend to continue implementing lean manufacturing principles and global purchasing initiatives to provide additional opportunities to improve our operating cash flow. Over the last three years, our cash flows have been impacted by payments of $65.1 million relating to our acquisitions (excluding joint venture payments of $11.8 million) and $37.4 million related to the rationalization of our global manufacturing base. Despite these payments, we generated $87.0 million of cash flow from operations over the last three years. In 2004, we estimate that we will pay an additional $40.0 to $42.0 million in acquisition related payments and $10.0 to $12.0 million in facility rationalization payments, which will satisfy substantially all of our remaining obligations relating to acquisitions and complete the rationalization of our facilities. We believe our organic sales growth, combined with cost savings efforts and the payment in 2004 of substantially all of our remaining contingent acquisition and facility rationalization costs will position us to generate improved cash flow.

Enhance our Share In the Remanufacturing Market

We intend to leverage our leading position as a supplier of remanufactured components to the automotive aftermarket. Remanufactured products have significant advantages over traditionally manufactured and individually repaired products. A remanufactured product can be produced at a substantially lower cost than a traditionally manufactured product and with substantially higher quality than an individually repaired product. The use of remanufactured components OEMs has increased in recent years as OEMs have sought to reduce warranty and extended service costs. Remanufactured components generally offer the same degree of quality and reliability as original equipment products at a lower cost. This trend has also resulted in independent aftermarket customers requiring higher quality standards for remanufactured products. Remanufactured products accounted for 53% of our net sales, and 87% of our net sales to the aftermarket in 2003. We plan to continue to exploit our leading position in the remanufacturing market.

Increase our Share in the Global Light Vehicle Original Equipment Market

Following the acquisition of Delphi Corporation’s light vehicle alternator business in 2003, we believe we have significant opportunities to expand our share in the original equipment market, particularly in the European and Asian light vehicle markets, where customers increasingly look for suppliers with both starter and alternator technology. Our manufacturing base is well-positioned to support our anticipated growth, with facilities in twelve countries and on five continents. We are in the process of developing and expanding our sales infrastructure in Europe and Asia to support additional business. We also expect to benefit from anticipated growth in Latin America, Eastern Europe and Asia, where demand for light vehicles is expected to increase at a compounded annual rate of almost 15% from 2003 to 2005, according to a J.D. Power and Associates study. In 2003, we generated 7.9% of our net sales from these emerging markets. Globally, light vehicle original equipment components accounted for 25% of our net sales in 2003.

Capitalize on Growth in the Heavy Duty Truck Market

We intend to capitalize on the expected growth in the original equipment market and aftermarket for heavy duty truck components. North American heavy duty truck (Class 5 through 8) production is expected to increase 61%, from 381,000 units to 614,000 units, between 2003 and 2006, according to a J.D. Power and Associates study. In 2003, we launched new heavy duty alternator and starter motor products and are continuing to work to expand our truck product line to take advantage of the rebound in heavy duty truck production. In addition, we believe that the demand for heavy duty truck replacement components is expected to grow over the next few years as the significant number of vehicles produced from 1998 to 2000 reach their prime replacement age. As the largest supplier of original equipment and aftermarket starters and alternators to the North American heavy duty truck market, we believe we are well-positioned to benefit from these positive trends.

Maintain our Focus on Technologically Advanced Products

In order to successfully compete in our markets, we continue to invest in advanced technology by regularly updating and enhancing our product line. We believe that our continuous pursuit of advanced technology creates a competitive advantage for us. In 2003, we launched a new family of next-generation starters and alternators. We are also in various stages of development on a number of new products including:

•	high technology products in the distributed generation and hybrid electric vehicle markets;

•	a new family of gear reduction starters for the heavy duty truck and industrial markets;

•	a new family of light vehicle alternators; and

•	a small gear reduction starter specifically designed for application on world automobile platforms.

Products

Our product line includes a diverse range of manufactured and remanufactured products for the aftermarket and OEM markets, which we sell under the “Delco Remy” brand name, the “World Wide Automotive” brand name or under our customers’ private-label brand names. We also provide core acquisition services for third party aftermarket remanufacturers as well as our own subsidiaries. Our product line is classified into two product categories: electrical systems and powertrain/drivetrain. Third-party sales for core acquisition services are included in the “other” category.

The following table sets forth the approximate composition by product category of our revenues for the fiscal years ended December 31, 2003, 2002 and 2001*:

	Year Ended December 31,
Product Categories	2003	2002	2001
Electrical systems	79.9%	79.7%	79.2%
Powertrain/drivetrain	13.9	14.9	15.3
Other	6.2	5.4	5.5

Total	100.0%	100.0%	100.0%

*	See our consolidated financial statements and the notes relating thereto for a more detailed presentation of revenues from external customers, a breakdown of foreign revenues, measure of profit (loss) and total assets.

Products within the electrical systems category include manufactured and remanufactured starters and alternators. Our starters and alternators are used in cars and light trucks manufactured by OEMs globally and are also used in marine and industrial applications. Additionally, we manufacture and remanufacture a full line of heavy duty starters and alternators for use primarily with large diesel engines. Most North American heavy duty truck and engine manufacturers specify our starters and alternators as part of their standard electrical system. We are North America’s largest supplier of remanufactured starters and alternators for the aftermarket. We are also

North America’s largest supplier of original equipment starters for automobiles and light trucks and starters and alternators for heavy duty vehicles.

Products within the powertrain/drivetrain category include transmissions, diesel and marine engines, fuel injectors, injection pumps and turbo chargers (fuel systems), torque converters, water pumps, rack and pinions, power steering pumps, and gears.

Customers

Our principal customers include automotive and heavy duty OEMs, OEM dealer networks, leading automotive parts retail chains and warehouse distributors. Our major customers include GM, International Truck and Engine Corporation, Advance Auto Parts, DaimlerChrysler, AutoZone, Caterpillar, Ford, Delphi, PACCAR, Cummins, Volvo/Mack Trucks, Pep Boys and Mazda.

We have long-term agreements, with terms typically ranging from three to five years, to supply heavy duty starters and alternators to GM, DaimlerChrysler Commercial Trucks, PACCAR, Volvo/Mack Trucks and Cummins. Net sales to GM and related affiliates accounted for approximately 26% of our net sales, of which approximately 20% were net OEM sales, in 2003. No other customer accounted for more than 10% of consolidated net sales.

In connection with our separation from GM in July 1994, GM entered into long-term contracts with us to purchase 100% of its North American requirements for automotive starters (other than for Saturn and Geo) and 100% of its U.S. and Canadian requirements for heavy duty starters and alternators, at fixed prices which are scheduled to decline over the life of the contracts. GM’s obligations to purchase our automotive starters and heavy duty starters and alternators under these agreements are subject to those products remaining competitive as to price, technology and design. In fiscal year 1999, we and GM extended the terms of these agreements for us to supply automotive starting motors to August 31, 2008. We currently provide 92% of the starters for GM’s North American light vehicles in production. The amendment also provides that Delco Remy America and its international operations will be the supplier of starting motors for the life of production of engines covered under these agreements. In April 2002, in connection with the extension of our exclusivity agreement with GM, we reduced our prices in accordance with the competitive clause of the original agreement. The supply agreement relating to heavy duty products terminated on July 31, 2000.

In 1994, GM also entered into a long-term contract with us to distribute exclusively our automotive aftermarket products. The market drives prices we may charge to GM under this agreement. This agreement terminates on July 31, 2009.

Distribution

Our products are distributed to our customers primarily by common carrier. However, we have an extensive distribution and logistics network to supply our global manufacturing footprint.

We employ our own direct sales force, which develops and maintains sales relationships with major North American truck fleet operators as well as our OEM, retail, warehouse, distributor and aftermarket customers. A network of field service engineers and product service engineers supplements these sales efforts.

Competition

The automotive parts market is highly competitive. Competition is based primarily on quality of products, service, delivery, technical support and price. Most OEMs and aftermarket distributors source parts from one or two suppliers and we compete with a number of companies who supply automobile manufacturers throughout the world. In the automotive market, our principal competitors include Denso, Valeo, Mitsubishi, Bosch, Visteon, Rayloc, Unit Parts, Aftermarket Technologies and Motorcar Parts & Accessories. In the heavy duty truck market, our competitors include Mitsubishi, Hitachi, Denso, Prestolite, Visteon and Bosch.

Patents, Trademarks and Licenses

Pursuant to a Trademark License Agreement between us and GM, GM has granted us an exclusive license to use the “Delco Remy” trademark on and in connection with automotive starters and heavy duty starters and alternators until July 31, 2004, extendable indefinitely at our option upon payment of a fixed $100,000 annual licensing fee to GM. We have also been granted a perpetual, royalty-free license to use the “Remy” trademark. The “Delco Remy” and “Remy” trademarks are registered in the United States, Canada and Mexico and in most major markets worldwide. GM has agreed with us that, upon our request, GM will register the trademarks in any jurisdiction where they are not currently registered.

We have also been granted an exclusive license to use the “Delco Remy” name as a tradename and corporate name worldwide until July 31, 2004 pursuant to a Tradename License Agreement between us and GM. Our right to use “Delco” as part of our company’s name expires on July 31, 2004. The continued use of “Delco” as part of our name after this date depends on GM granting us permission to do so. In addition, GM has granted us a perpetual license to use the “Remy” name as a tradename and corporate name worldwide.

We own and/or have obtained licenses to various domestic and foreign patents and patent applications related to our products and processes. The patents expire at various times over the next 18 years. While these patents and patent applications in the aggregate are important to our competitive position, no single patent or patent application is material to us.

As part of our acquisition of Delphi Corporation’s light duty alternator business, we and Delphi Technologies, Inc., which we refer to as Delphi Technologies, entered into a license agreement dated November 30, 2002, by which we licensed from Delphi Technologies certain patents and technical information used in the manufacture and remanufacture of belt-driven automotive generators and alternators.

Purchased Materials

Principal purchased materials for our business include: aluminum castings, gray and ductile iron castings, armatures, solenoids, copper wire, injectors, electronics, steel shafts, forgings, bearings, commutators, pumps and carbon brushes. All materials are readily available from a number of suppliers, and we do not foresee any difficulty in obtaining adequate inventory supplies. We generally follow the North American industry practice of passing on to our customers the costs or benefits of fluctuation in copper and aluminum prices on an annual or semi-annual basis.

Employees

As of March 31, 2004, we employed 6,166 people, 1,513 of whom were salaried and administrative employees and 4,654 of whom were hourly employees. Approximately 2,700 of our employees are based in the United States, none of whom are unionized.

As of March 31, 2004, approximately 146 of our hourly employees at Delco Remy Hungary are affiliated with the Hungarian Steel Industry Workers Union. The agreement was signed July 17, 1996 and is perpetual, subject to termination upon three months notice from either party.

As of March 31, 2004, approximately 442 of our hourly workers at our Polish facilities are affiliated with the Intercompany Trade Union or the Intercompany Union Organization NSZZ. Agreements with these unions were signed on August 23, 2000 and are perpetual.

As of March 31, 2004, approximately 730 of our hourly employees at Delco Remy Remanufacturing de Mexico are affiliated with the Confederacion Regional Obrera Mexicana. Agreements with this union expire on February 15, 2006.

As of March 31, 2004, approximately 289 hourly employees at Delco Remy Mexico S. de R.L. de C.V. are affiliated with the Confederacion Regional Obrera Mexicana. These are not our employees, but are contracted from a service company that has union agreements expiring on January 31, 2005.

As of March 31, 2004, approximately 826 hourly employees at Remy Componentes S. de R.L. de C.V. are affiliated with the Confederacion Regional Obrera Mexicana. Of these employees, 425 are our employees and have union agreements that expire on February 15, 2006. The other 401 are not our employees, but are contracted from a service company that has union agreements expiring on January 31, 2005.

Our other facilities are primarily non-union. We are not aware of any current efforts to organize the employees in our other facilities. There can be no assurance that there will not be any labor union efforts to organize employees at facilities that are not currently unionized. At the present time, we believe that our relations with our employees are satisfactory.

Research and Development

Our engineering staff works independently and with OEMs to design new products, improve performance and technical features of existing products and develop methods to lower manufacturing costs. In support of our engineering efforts, we have formed technical alliances with a select number of engineering and technology firms to identify long-term engineering advances and opportunities. We are a participant in Electricore Incorporated, a consortium for advanced transportation technologies. Through this participation, we are implementing technical alliances to develop next generation motors and alternators. We are developing a family of belt driven alternator starters, which we refer to as BAS, for mild hybrid gas applications.

We obtained new business with Allison Electric Drive, a unit of GM Powertrain, for the electric machine integral to the development of the transmission used in hybrid vehicles and have begun low volume production. We have plans to expand this product line to include similar products for higher volume automotive applications.

We plan to launch an ultra-capacitor module for the delivery vehicle market. The ultra-capacitor module is an energy storage device, which eliminates jump-starts, improves battery life and improves cold start capability. This product has potential use in a variety of over the road applications.

Consistent with our strategy to introduce technologically advanced and improved products, we spent approximately $4.5 million in the first quarter of 2004, $17.5 million in 2003, $15.2 million in 2002 and $15.5 million in 2001 on research and development activities. All expenditures were funded by us.

Foreign Operations

Information about our foreign operations is set forth in tables relating to geographic information in Note 17 to our consolidated financial statements, “Business Segments and Geographic Area Information.”

Environmental Regulation

Our subsidiaries’ facilities and operations are subject to a wide variety of federal, state, local and foreign environmental laws, regulations, ordinances and directives, including those related to air emissions, wastewater discharges and chemical and hazardous waste management and disposal, which we refer to as environmental laws. Our subsidiaries’ operations also are governed by laws relating to workplace safety and worker health, primarily the Occupational Safety and Health Act, and foreign counterparts to such laws, which we refer to as employee safety laws. We believe that we and our subsidiaries’ operations are in compliance with current requirements under environmental laws and employee safety laws, except for non-compliance where the cost that might be incurred to resolve the non-compliance would not have a material adverse effect on our results of operations, business or financial condition. The nature of our and our subsidiaries’ operations, however, exposes us to the risk of liabilities or claims with respect to environmental and worker health and safety matters. There can be no assurance that such costs will not be incurred in connection with such liabilities or claims.

Based on our experience to date, we believe that the future cost of compliance with existing environmental laws (or liability for known environmental claims) will not have a material adverse effect on our business, financial condition or results of operations. However, future events, such as changes in existing environmental laws or their interpretation or the discovery of presently unknown conditions, may give rise to additional compliance costs or liabilities for the subsidiaries that could have a material adverse effect on our business, financial condition or results of operations.

Certain environmental laws hold current owners or operators of land or businesses liable for their own and for previous owners’ or operators’ releases of hazardous substances. Because of their operations, the long history of industrial uses at some of our facilities, the operations of predecessor owners or operators of certain of the businesses, and the use, production and release of hazardous substances at these sites, our subsidiaries are affected by such liability provisions of environmental laws. Various of our subsidiaries’ facilities have experienced in the past or are currently undergoing some level of regulatory scrutiny and are, or may become, subject to further regulatory inspections, future requests for investigation or liability for past disposal practices.

For example, Franklin Power Products, Inc. (our subsidiary) in Franklin, Indiana has been undergoing a Resource Conservation and Recovery Act (RCRA) site investigation and clean-up of volatile organic compounds in the soil and groundwater pursuant to an Environmental Protection Agency Administrative Order on Consent, which we refer to as the EPA order, issued to both Franklin Power Products and Amphenol Corporation, a prior owner of the property. Pursuant to the EPA order, Franklin Power Products and Amphenol Corporation are jointly addressing this matter. Amphenol indemnified Franklin Power Products for certain liabilities associated with the EPA order and Amphenol has satisfied and continues to satisfy the requirements of the EPA order. Based on our experience to date and the indemnities from Amphenol and the sellers of Franklin Power Products to us, we believe that future costs associated with this site will not have a material adverse effect on our results of operations, business or financial condition.

Nabco Inc.’s (our subsidiary) Marion, Michigan facility was listed on Michigan’s state list of contaminated sites since 1993 because of hazardous substances in the soils and groundwater at the facility. Based on sampling results submitted to the Michigan environmental authority in September 2001, the Michigan environmental authority has removed the site from the state list of contaminated sites.

During the environmental due diligence performed in connection with the separation from GM, GM and we identified certain on-site pre-closing environmental conditions, including the presence of certain hazardous substances in the soil at the former GM Meridian, Mississippi facility and in the soil and groundwater at the former GM Anderson, Indiana facilities. At the time, GM reported the presence of these substances in the groundwater to the EPA and the Indiana Department of Environmental Management, and we understand that GM continues to be responsible for working with the EPA to resolve these issues. We have vacated one of the former GM Anderson facilities and the former GM Meridian, Mississippi facility and have ceased manufacturing at the other former GM Anderson facility. We are in the process of decommissioning the other former GM Anderson facility in preparation for its demolition and return to GM. In connection with the decommissioning, we are also investigating and remediating contamination caused by our operations. Pursuant to our agreement with GM, we are responsible for contamination we created and certain decommissioning costs, and GM is responsible for certain pre-existing contamination. We do not believe the cost to decommission and demolish the facility would have a material adverse effect on our operations, business or financial condition.

We have commenced a series of environmental, health and safety reviews to enable our subsidiaries to confirm their compliance with environmental laws and employee safety laws. The Remy Reman facilities in Mississippi and the World Wide facility in Virginia identified certain possible violations of state air laws and notified the applicable state agencies under the state voluntary audit disclosure rules. The Mississippi Department of Environmental Quality (MDEQ) issued Notices of Violation regarding two of the facilities and MDEQ and the subsidiaries have agreed to a resolution whereby the subsidiaries would enter into Agreed Orders requiring the subsidiaries to pay approximately $60,000 in penalties and spend approximately $110,000 in supplemental environmental projects. The World Wide facility in Virginia applied for and received the required air permit, and no fines or penalties were assessed.

In September 2000, one of Franklin Power Products, Inc.’s Indiana facilities received a Finding of Violation and Order for Compliance from the EPA requiring the facility to correct violations of its wastewater discharge permits. Franklin Power Products, Inc. has installed waste water treatment equipment and is in compliance with the terms of the Order and has eliminated the discharge.

Backlog

The majority of our products are not on a backlog status.

Seasonality

Our business is seasonal, as our major OEM customers historically have one to two week shutdowns of operations during July and December. Our sales results in the third and fourth quarters reflect the effects of these shutdowns. Our working capital requirements also are affected by seasonality, as we build inventory for the summer sales month in the aftermarket. Typically our working capital requirements are highest from April through August and the change from the highest month to the lowest month (typically December), for accounts receivable, inventory and accounts payable has averaged $40 million over the past three years. Refer to Note 20 to our consolidated financial statements, which presents certain quarterly (unaudited) financial information.

Properties

Our world headquarters are located at 2902 Enterprise Drive, Anderson, Indiana 46013. We lease our headquarters. The following table sets forth certain information regarding manufacturing and certain other facilities operated by us as of March 31, 2004.

Location	Number Of Facilities	Use	Owned/Leased
Anderson, IN	3	Office	Leased
Anderson, IN	1	Manufacturing	Leased
Anderson, IN	2	Testing	Leased
Atlanta, GA	1	Warehouse/Office	Leased
Bagsvaerd, Denmark	1	Manufacturing	Leased
Bay Springs, MS	1	Manufacturing	Leased
Brooklyn, NY	2	Warehouse/Office	Leased
Brusque, Brazil	1	Manufacturing	Leased
Budapest, Hungary	1	Warehouse	Owned
Buffalo, NY	2	Office/Warehouse	Leased
Chantilly, VA	2	Manufacturing/Office/Warehouse	Leased
Cradley Health, United Kingdom	1	Manufacturing/Warehouse	Leased
Detroit	1	Office	Leased
Dulmen, Germany	1	Office	Leased
Edmonton, Canada	1	Manufacturing/Warehouse	Leased
Findlay, OH	1	Retail	Leased
Flint, MI	1	Warehouse/Office	Leased
Fort Wayne, IN	1	Manufacturing/Warehouse	Leased
Fradley, United Kingdom	2	Manufacturing/Warehouse	Leased
Franklin, IN	4	Manufacturing/Office/Warehouse	Leased/Owned
Hancock, MD	1	Warehouse/Office	Leased
Heverlee, Belgium	1	Office	Leased
Heist Op Den Berg, Belgium	4	Office/Manufacturing/Warehouse	Leased
Jemmel, Tunisia	1	Manufacturing	Leased
Jingzhou, P.R. China	1	Manufacturing	Leased
Kaleva, MI	1	Manufacturing	Leased
S. Kearny, NJ	1	Warehouse/Office	Leased
Kings Winford, United Kingdom	1	Manufacturing	Leased
Kyoungnam, South Korea	1	Manufacturing/Warehouse	Owned
Laredo, TX	1	Warehouse	Leased

Location	Number Of Facilities	Use	Owned/Leased
Lavant, United Kingdom	2	Manufacturing	Leased
Leicester, United Kingdom	1	Manufacturing/Warehouse	Leased
Mansfield, TX	1	Manufacturing	Leased
Marion, MI	1	Manufacturing	Leased
Memphis, TN	1	Warehouse	Leased
Meridian, MS	2	Manufacturing/Office	Leased
Mezokovesd, Hungary	1	Manufacturing	Owned
Miskolc, Hungary	1	Manufacturing	Leased
Peru, IN	7	Manufacturing/Warehouse	Leased
Philadelphia, PA	1	Office/Warehouse	Leased
Piscataway, NJ	1	Office/Warehouse	Leased
Raleigh, MS	3	Manufacturing/Warehouse	Leased
Ridgeville, SC	2	Manufacturing	Leased/Owned
San Luis Potosi, Mexico	5	Manufacturing/Office/Warehouse	Leased
Saskatoon, Canada	1	Warehouse	Leased
Seoul, South Korea	1	Office	Leased
Shubuta, MS	1	Manufacturing	Leased
Soeborg, Denmark	1	Manufacturing/Office	Leased
Spartanburg, SC	1	Warehouse/Office	Leased
Summerville, SC	6	Manufacturing/Office/Warehouse	Leased
Swidnica, Poland	1	Manufacturing/Office/Warehouse	Owned
Sylverena, MS	1	Warranty Laboratory	Leased
Taylorsville, MS	1	Manufacturing/Warehouse	Leased
Toledo, OH	1	Retail	Leased
Troy, MI	1	Office	Leased
Winchester, VA	2	Office/Manufacturing/Warehouse	Leased
Winnepeg, Canada	2	Manufacturing/Warehouse	Leased/Owned

We believe all facilities are suitable for their intended purpose, are being efficiently utilized and provide adequate capacity to meet demand for the next several years.

Plant Closures and Consolidations

In 2003, we took the following restructuring and consolidation actions:

•	The closure of our Delco Remy America starter and alternator manufacturing operations in Anderson, Indiana. Our lower cost facilities in Mexico absorbed the majority of the production of these plants. This action affected approximately 350 hourly UAW represented employees and approximately 50 salaried employees. This action is expected to generate approximately $20.0 million in incremental cost savings in 2004.

•	The closure of our electrical remanufacturing business, Nabco, located in Reed City, Michigan. This action affected approximately 210 employees. Our facilities in Kaleva and Marion, Michigan will continue to remanufacture electrical components for Delphi Corporation and other selected customers. Our facilities in Winchester, Virginia and Mexico absorbed the production of these plants. This action is expected to generate approximately $1.0 million in incremental cost savings in 2004.

•	Completion of plans for the consolidation of our remanufacturing operations in Mississippi from 4 plants to 2 plants. This action affects approximately 55 employees. This action is expected to generate approximately $2.0 million in incremental cost savings in 2004.

•	Completion of plans for the closure of our aftermarket transmission remanufacturing facility in Jacksonville, Florida and transfer of these operations to our existing facilities in Summerville, South

Carolina. This action will affect approximately 40 employees. This action is expected to generate approximately $1.0 million in incremental cost savings in 2004.

•	Other restructuring actions in certain of our facilities in North America and Europe affecting approximately 45 employees. These actions are expected to generate approximately $1.0 million of cash savings in 2004.

Legal Proceedings

From time to time, we are a party to various legal actions in the normal course of our business, including those related to commercial transactions, product liability, safety, health, taxes, environmental and other matters.

Delco Remy Mexico, S. de R.L. de C.V. Arbitration

Remy Mexico Holdings, S. de R.L. de C.V., which we refer to as RMH, our indirect subsidiary, and GCID Autopartes, S.A. de C.V., which we refer to as GCID, are parties to a series of agreements, including a partnership agreement. The partnership agreement created DRM, which operates certain manufacturing facilities in Mexico. GCID is the minority partner with a 24% ownership interest. An affiliate of ours and RMH, Remy Componentes, S. de R.L. de C.V., which we refer to as RC and DRM, were parties to a services agreement with an affiliate of GCID relating to the partnership, which, among other things, requires the payment of fees in connection with the provision of employees to the partnership. That agreement terminated as of April 3, 2004. Another affiliate of GCID was the partnership’s landlord until April 30, 2004.

RMH and GCID signed a letter of intent on or about May 3, 2000, whereby GCID agreed to terminate certain of the agreements with RMH and to sell its partnership interest to RMH in exchange for a $13 million termination payment by RMH to GCID, but the transaction was never finalized. In June 2001, GCID declared RMH in default under the partnership agreement, alleging that RMH had failed to conduct the business of the partnership in accordance with that agreement. In August 2001, GCID instituted an arbitration proceeding before the American Arbitration Association against RMH and later added RC and our wholly-owned subsidiary, Delco Remy America, Inc., who together with RMH and RC are referred to as the named parties. GCID and its affiliates sought damages for the alleged (i) breaches of the partnership agreement, including a requirement under the partnership that RMH buy out GCID’s partnership interest; (ii) breaches of fiduciary duty; (iii) breaches of various other contracts between and among the various parties and (iv) tortious interference with contractual relations. DRM terminated the lease agreement as of September 27, 2003. DRM and RC relocated all operations to another facility in San Luis Potosi, Mexico as of April 30, 2004. In accordance with an interim award from the arbitration panel on March 10, 2004, DRM and RC hired the employees previously provided by GCID’s affiliate under the services agreement as of April 3, 2004.

The arbitration panel issued its final award on June 25, 2004. Based on the final award, the total net payments for GCID’s minority partnership interest, the award for past service fees for the period of 1997 through 2004, and other claims, including interest, will be approximately $17.2 million plus approximately $1.9 million in VAT.

UAW Litigation

On April 16, 2003, the International Union, United Automobile, Aerospace and Agriculture Implement Workers of America, which we refer to as the UAW and its Local Union 662 filed suit against us and Delco Remy America, Inc., which we refer to as DRA, in Federal District Court in the Southern District of Indiana, Indianapolis Division. The lawsuit was filed under Section 301 of the Labor Management Relations Act, 29

U.S.C. Sec. 185, seeking enforcement of an expired Supplemental Unemployment Benefits plan, which we refer to as the SUB plan. The plaintiffs allege that the SUB plan provides supplemental unemployment benefits for 52 weeks and separation pay in an amount exceeding $20.0 million for employees who were terminated as a result of the closure of DRA’s Anderson, Indiana production facilities at the end of March 2003. The plaintiffs also seek to enforce terminated provisions of a health care program which the plaintiffs allege provides the terminated employees with 25 months of continued hospital, surgical, medical, hearing aid, prescription drug, mental health, substance abuse and vision insurance coverage. The terminated employees were represented by the UAW and its Local Union 662 under various agreements, which expired on March 31, 2003. The lawsuit was filed shortly after the UAW membership failed to ratify DRA’s last, best and final offer for a Shutdown Agreement. The UAW filed an amended complaint on July 8, 2003 to which we filed an answer on July 24, 2003. The magistrate has approved a case management plan, and the trial is currently expected to begin in October 2004. We deny the material allegations of the complaint, deny any wrongdoing and intend to defend ourselves vigorously, but are unable to predict whether the proceedings will have a material adverse effect on us.

Remy Reman Facilities

The Remy Reman facilities in Mississippi identified certain possible violations of state air laws and notified the state environmental agency under the state voluntary audit disclosure rules. The Mississippi Department of Environmental Quality issued Notices of Violation regarding two of the facilities and the subsidiaries have agreed to pay approximately $60,000 in penalties and spend approximately $110,000 in supplemental environmental projects.

World Wide Facility

The World Wide facility in Virginia identified certain possible violations of state air laws and notified the state environmental agency under the state voluntary audit disclosure rules. In April 2003, the Virginia Department of Environmental Quality issued a warning letter regarding the facility. The necessary permit application was submitted, the permit was issued, and no further corrective action is necessary. Because the violation has been corrected and, based on the state’s enforcement practice manual, we do not believe that the state environmental agency intends to pursue enforcement or penalty actions for the past violations. However, if any such claim were pursued, we do not believe that the costs of such matters, if any, will have a material adverse effect on our results of operations, business or financial condition.

Acquisitions

In 2003, we acquired Delphi Corporation’s light vehicle alternator business for $6.1 million, including $3.6 million of acquired cash. Future royalty payments associated with this acquisition are not currently expected to exceed $5 million in the aggregate.

During 2003, we made cash payments totaling $5.9 million under contractual put agreements to purchase the remaining shares from the minority shareholders of World Wide, which we acquired in 1997. These payments increased our ownership of World Wide from 94.0% to 100.0%.

In 2003, we made cash payments totaling $5.3 million on notes issued in 2002 in connection with our acquisition of the remaining shares from the minority shareholders of Delco Remy Korea, which was acquired in 1999.

We made payments totaling $5.2 million in 2003 under contractual put agreements to purchase the remaining shares from the minority shareholder of Power which we acquired in 1996. These payments increased our ownership percentage of Power from 93.4% to 100.0%.

In the fourth quarter of 2003, we recorded an estimated contingent earn-out liability of $13.5 million related to the acquisition of Knopf. The liability was based on the achievement of certain earnings goals by Knopf during the period August 2000 to December 2003 and is payable in 2004. This adjustment to the purchase price of Knopf resulted in a $13.5 million increase in goodwill.

In the fourth quarter of 2003, we reversed an estimated contingent earn-out liability in the amount of $4.3 million, which had been established related to the acquisition of Mazda NA. We determined that it was unlikely that certain sales goals during the period January 2003 to December 2005 would be achieved by Mazda NA. This adjustment to the purchase price of Mazda NA resulted in a $4.3 million reduction in goodwill.

Discontinued Operations

In the first quarter of 2003, we sold two non-core businesses, Tractech and Kraftube, which were engaged in the manufacture of traction control devices and components for the air conditioning industry, respectively. Net aggregate proceeds from the sales were $30.1 million and we recorded a gain of $2.3 million. Operating results for these businesses are classified as discontinued operations in our consolidated financial statements.

In the first quarter of 2003, we completed plans to exit our contract remanufacturing operation for gas engines in Beaumont, Texas. We recorded a charge of $0.6 million. Operating results for this business are classified as discontinued operations in our consolidated financial statements.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table sets forth the name and ages for each of our directors, executive officers and key employees and the positions they hold:

Name	Age	Position
Harold K. Sperlich	74	Chairman of the Board of Directors
Thomas J. Snyder	59	President, Chief Executive Officer and Director
E. H. Billig	76	Vice Chairman of the Board of Directors
Richard M. Cashin, Jr.	50	Director
Alexander P. Coleman	37	Director
Michael A. Delaney	49	Director
James R. Gerrity	62	Director
Robert J. Schultz	73	Director
John P. Civantos	36	Director
Rajesh K. Shah	52	Executive Vice President, Chief Financial Officer
Roderick English	52	Senior Vice President, Human Resources and Communication
David E. Stoll	61	Vice President, Treasurer and Secretary
Amitabh Rai	43	Vice President and Corporate Controller
Patrick C. Mobouck	49	Vice President—Managing Director, Europe
Richard L. Stanley	47	President, Delco Remy America

Harold K. Sperlich, Chairman of the Board of Directors. Mr. Sperlich has been Chairman of the Board of Directors since our inception in 1994. Since retiring from Chrysler Corporation in 1988, having served as its President, Mr. Sperlich has served as a consultant to the automotive industry. Before joining Chrysler in 1977, Mr. Sperlich held several senior administrative and operating posts with Ford Motor Company.

Thomas J. Snyder, President, Chief Executive Officer and Director. Mr. Snyder was elected Chief Executive Officer effective January 1, 2000. He was elected President, Chief Operating Officer and Director when we were founded in 1994. From 1973 to 1994, he held a variety of managerial and executive positions with the Delco Remy Division of GM. He is a member of the Board of the Indiana Chamber of Commerce and of Saint John’s Health Systems. He is a member of the Board of Visitors of Hudson Institute and of Indiana University’s Kelley School of Business in Indianapolis.

E. H. Billig, Vice Chairman of the Board of Directors. Mr. Billig has been Vice Chairman of the Board of Directors since our inception in 1994. Mr. Billig has been Chairman of the Board of MSX International, Inc. since 1997, where he was also Chief Executive Officer until January 2000. He was formerly President and Chief Operating Officer of MascoTech, Inc. He is also a director of Titan Wheel International, Inc.

Richard M. Cashin, Jr., Director. Mr. Cashin has been a director since our inception in 1994. Mr. Cashin was President from 1994 to April 2000 and a Managing Director for more than five years of Citicorp Venture Capital Ltd., which we refer to as CVC. From April 2000 to April 2001, he was a partner of Cashin Capital Partners, a private equity investment firm. Since April 2001, he has been the Managing Partner of One Equity Partners, the private equity arm of Bank One. In addition, Mr. Cashin serves as a director of Fairchild Semiconductor Corporation, Titan Wheel International, Inc., and Quintiles Transnational Corp.

Alexander P. Coleman, Director. Mr. Coleman has been a director since 2001. Mr. Coleman is a Managing Investment Partner of Dresdner Kleinwort Benson Private Equity LLC, Dresdner Bank A.G.’s U.S. private equity arm, and a Managing Director of Dresdner Kleinwort Wasserstein. Mr. Coleman joined Dresdner Kleinwort Benson in January 1996. Mr. Coleman is a director of KMC Telecom, Inc. and Gardenburger, Inc.

Michael A. Delaney, Director. Mr. Delaney has been a director since our inception in 1994. Mr. Delaney has been a Managing Director of CVC since 1995 and a Vice President for the past six years. Mr. Delaney is Vice President and Managing Director of Court Square. He is also a director of MSX International, Inc., ChipPac Inc. and Erico Corporation.

James R. Gerrity, Director. Mr. Gerrity has been a director since our inception in 1994. From 1986 to 1993, Mr. Gerrity was President and a director of Dyneer Corporation. Mr. Gerrity currently is a director of Ballantrae Corporation, Inc., Palomar Technologies, Inc. and Flender AG.

Robert J. Schultz, Director. Mr. Schultz became a director in 1997. Mr. Schultz retired as Vice Chairman and a member of the Board of Directors of GM in 1993. Mr. Schultz joined GM in 1955 and served as General Manager of GM’s Delco Electronics Division and Group Executive of Chevrolet-Pontiac-GM of Canada. Mr. Schultz is also Chairman of the Board of Advanced Electron Beams, Inc., a director of MCT Corporation, and was Chairman of the Board of OEA, Inc. until its sale in 2002. He is also a member of the Board of Trustees of California Institute of Technology.

John P. Civantos, Director. Mr. Civantos became a director in May 2004. Mr. Civantos is a principal at CVC, which he joined in 2004. Prior to 2004, he worked for Hicks, Muse, Tate & Kurst, a private equity firm. In addition, Mr. Civantos is a director of Cablevision, S.A., Fox Panamerican Sports Holdings, TYT Sports Management, Traffic Sports Marketing and PanAmerican Sports Teams.

Rajesh K. Shah, Executive Vice President, Chief Financial Officer. Mr. Shah has been our Chief Financial Officer since March 2002. From 1999 through March 2002, Mr. Shah was the Chief Financial Officer and Executive Vice President of Finance for Collins & Aikman Corp. Prior to that he served as Vice President of Finance for United Technologies Automotive Division since 1994.

Roderick English, Senior Vice President, Human Resources and Communications. Mr. English has been Senior Vice President of Human Resources and Communications since November 1997. Prior to that Mr. English had been Senior Vice President of Human Resources and Communications at Delco Remy America since our inception in 1994. Mr. English joined the Delco Remy Division of GM in 1976 and became Plant Manager of plant 17 in 1992. Prior to that, Mr. English served as Divisional Manager of Labor Relations since 1989.

David E. Stoll, Vice President, Treasurer and Secretary. Mr. Stoll served as Vice President, Controller and Secretary since our inception in 1994. During fiscal year 2000, he was elected to the position of treasurer. Prior to joining us, he was Vice President of Finance and Administration of Dyneer Corporation since 1987 and, prior to that, served as Corporate Controller since 1973.

Amitabh Rai, Vice President and Corporate Controller. Mr. Rai has been Vice President and Corporate Controller since July 2003. Before joining us, Mr. Rai was with Sensient Technologies Corporation since November 1990 in financial roles of increasing responsibility, most recently as Director of Accounting and Finance, Sensient Flavors Group.

Patrick C. Mobouck, Vice President-Managing Director, Europe. Mr. Mobouck has been Vice President-Managing Director, Europe since July 1997. He has also been Chairman of Autovill since August 1997. Before joining us, Mr. Mobouck was with Monroe Auto Equipment since 1987, most recently as Managing Director-Europe, Middle East and Africa.

Richard L. Stanley, President, Delco Remy America. Mr. Stanley has been President of Delco Remy America since November 1998. Prior to that, Mr. Stanley had been Senior Vice President, Automotive Systems since our inception in 1994. Mr. Stanley joined the Delco Remy Division of GM in 1978, serving most recently as Director of Customer Programs since 1992 and as European Chief Engineer since 1988.

Director Compensation

Mr. Sperlich received $264,800 in director’s fees during 2003 for services related to special projects (in connection with acquisitions and strategic alliances) undertaken by him at the direction of the Board of Directors in their capacity as Directors.

Mr. Gerrity received $128,600 in director’s fees during 2003 for services related to special projects (in connection with acquisitions and strategic alliances) undertaken by him at the direction of the Board of Directors in their capacity as Directors.

During 2003, Mr. Billig and Mr. Schultz each received an annual fee of $40,000, and each received a fee of $1,200 for each Board of Directors meeting attended and $1,000 for each meeting of a committee of the Board of Directors attended.

Executive Compensation

The following table sets forth, for the years ending December 31, 2003, 2002 and 2001, the information regarding the cash compensation paid by us, as well as other compensation paid or accrued for that period, to each of our executive officers named below, in all capacities in which they served.

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Year	Salary($)	Bonus($)	All Other Compensation(s)
		(dollars in thousands)
Thomas J. Snyder	2003	500.0	434.9	23.5	(1)
President and Chief	2002	481.2	352.3	20.7	(1)
Executive Officer	2001	425.0	89.8	21.2	(1)

Rajesh K. Shah	2003	425.0	229.4	5.3	(2)
Executive Vice President and	2002	336.4	267.8	1.8	(2)
Chief Financial Officer	2001	—	—	—

Richard L. Stanley	2003	321.0	167.5	12.0	(3)
President, Delco Remy America	2002	306.2	155.9	10.3	(3)
	2001	291.5	37.0	10.2	(3)

Richard L. Keister	2003	291.5	152.1	16.2	(4)
President, Aftermarket	2002	291.5	127.6	8.2	(4)
	2001	260.0	123.3	10.2	(4)

Roderick English	2003	281.0	149.2	10.5	(5)
Senior Vice President,	2002	271.7	139.9	11.4	(5)
Human Resources and	2001	262.5	33.3	10.4	(5)
Communications

(1)	Includes the following: (i) $10,751, $8,500 and $9,437 in matching contributions under our 401(k) Plan in fiscal years 2003, 2002 and 2001, respectively; and (ii) $12,763, $12,166 and $11,785 in premiums paid under a life insurance policy in fiscal years 2003, 2002 and 2001, respectively.
(2)	Includes the following: (i) $5,305 and $1,840 in premiums paid under a life insurance policy in fiscal year 2003 and 2002.
(3)	Includes the following: (i) $9,630, $8,000 and $8,429 in matching contributions under our 401(k) Plan in fiscal years 2003, 2002 and 2001, respectively; and (ii) $2,406, $2,262 and $1,777 in premiums paid under a life insurance policy in fiscal years 2003, 2002 and 2001, respectively.

(4)	Includes the following: (i) $10,307, $6,364 and $4,658 in matching contributions under our 401(k) Plan in fiscal years 2003, 2002 and 2001, respectively; (ii) $5,889, $1,834 and $1,995 in premiums paid under a life insurance policy in fiscal years 2003, 2002 and 2001, respectively; and (iii) $3,517 in premiums paid under a disability insurance policy in fiscal year 2001. Mr. Keister served as President of Aftermarket from October 2001 to May 2004. He resigned effective May 28, 2004.
(5)	Includes the following: (i) $8,085, $7,685 and $7,027 in matching contributions under our 401(k) Plan in fiscal years 2003, 2002 and 2001, respectively; and (ii) $2,439, $3,752 and $3,371 in premiums paid under a life insurance policy in fiscal years 2003, 2002 and 2001, respectively.

Stock Options

There are currently no options outstanding to purchase our securities. See “Certain Relationships and Related Transactions,” for a description of other agreements entered into between us and our executive officers and directors as a result of the going private transaction and the merger.

Retirement Plans

Delco Remy America, Inc., our wholly owned subsidiary, established the Delco Remy America Salaried Retirement Plan, which we refer to as the retirement plan, primarily to provide eligible salaried employees with a monthly pension benefit after retirement for life. As of December 31, 2003, our named executive officers have been credited with the following amounts of service under the retirement plan: Thomas J. Snyder – 41.4 years; and Richard L. Stanley – 25.8 years.

Change of Control Agreements

We executed change of control agreements with the following executive officers: Mr. Snyder, Mr. Shah, Mr. Stanley, Mr. English and Mr. Mobouck. These agreements entitle each of the eligible executive officers to receive payments and benefits upon the occurrence of a change of control of our business followed by termination of the executive’s employment within the two years immediately following the change of control under specified circumstances. In case of Mr. Snyder, the total payment will be equal to $2.7 million, and he will be entitled to receive continuation of medical, dental and life insurance benefits until his sixty-fifth birthday. Each eligible executive officer other than Mr. Snyder will receive a payment of $1.0 million (or if the termination occurs after the first two years following execution of the change of control agreements, his or her average compensation in the three full calendar years immediately preceding the termination of employment) and continuation of medical, dental and life insurance benefits for a period of one year after the termination of employment with us.

Payments and other benefits received by Mr. Snyder will be subject to gross-up tax treatment so that we will compensate Mr. Snyder for any excise taxes applicable to payments and other benefits, including the gross-up payment, received by him upon a change of control. Payments and other benefits received by the other eligible executives will be subject to cut-back treatment so that any payments or other benefits to be received by any of them will be reduced to a level, which eliminates any excise taxes. Under some circumstances, the present value of the payments and other benefits to be provided to the executives in connection with a change of control will not be deductible by us.

Amendments to Benefit Plans

As a condition to the execution of the change of control agreements, we required the applicable executive officers to agree to amendments to our benefit plans. We amended the definition of “Change in Control” in the Delco Remy International, Inc. Supplemental Executive Retirement Plan, which we refer to as the executive retirement plan, to conform to the definition contained in the change of control agreements. In addition, we amended the executive retirement plan to provide that, upon a change in control, we will not be required to place any funds in trust unless the board of directors determines in good faith that the change in control or any related or contemplated financing transaction will impair in any material respect our financial condition or creditworthiness or any other surviving successor or entity. We further amended the executive retirement plan to remove the provision providing for accelerated vesting of benefits upon a change in control. All affected persons consented to the amendments.

Split-Dollar Insurance Agreements

We entered into Collateral Assignment Split-Dollar Insurance Agreements, effective as of August 1, 2000, with certain key management employees. The employees own the life insurance policies. However, they have assigned the policies to us as security for the repayment of premiums paid by us. Our interest in the cash value of the policy is equal to the premium paid by us, and the employees have a remaining interest in the cash value. If an employee dies while the collateral assignment is in place, we have a right to receive a portion of the death benefit equal to the amount of the premiums previously paid by us, with any excess payable to designated beneficiaries of the employee. Under the agreements, the employee is provided with life insurance protection under a universal life insurance product, which we refer to as the policy. The collateral assignment will terminate on the first to occur of the following events:

•	total cessation of our business;

•	our bankruptcy, receivership or dissolution;

•	surrender or cancellation of the policy by the employee;

•	employee entering into competition with us or an affiliated employer;

•	the delivery by the employee of a written notice terminating the agreement;

•	death of the employee;

•	termination of the employee’s employment with us for cause; or

•	as of the date the employee turns 65.

Upon the occurrence of any of these events other than death of an employee, the employee has an option to tender an amount equal to the amount of the premiums paid by us under the agreements, and upon receipt of the repayment we will release the assignment of the policy by the employee. Messrs. Snyder, English and Stanley are parties to the agreements.

As a condition to execution of the change of control agreements, we required the applicable executives to agree to amend the agreements to conform the definition of change in control to the definition included in the change of control agreements. We also amended the agreements to provide that our obligations to place substantial sums in trust for the benefit of the beneficiaries in connection with a change in control will be triggered only if our Board of Directors determines in good faith that the change in control or any related or contemplated financing transaction will impair in any material respect our financial condition or creditworthiness or any other surviving or successor entity.

Employment Agreement

In July 1994, we entered into an employment agreement with Mr. Snyder, which provided for his employment until July 1999. The agreement provides for successive additional 12-month extensions until notice by either us or Mr. Snyder. The current extension will expire in July 2004. Mr. Snyder receives an annual base salary of $500,000, subject to merit increases as determined by the Board of Directors, plus annual performance bonuses as determined by the Board of Directors. The agreement provides that Mr. Snyder may not engage in any business competitive with us while employed by us and for a period of one year thereafter.

Separation Agreement

We executed a separation agreement with Mr. Shah. If we terminate Mr. Shah’s employment other than for cause or Mr. Shah terminates his employment for good reason, Mr. Shah is entitled to receive from us his accrued salary to the date of termination, his accrued pro-rata bonus to the date of termination, reimbursement for relocation expenses, twelve months of executive outplacement services, and, for eighteen months after the date of termination, his base salary at the date of termination, a bonus equal to 60% of his salary at the date of termination, and continued medical, dental and vision benefits.

OWNERSHIP OF CAPITAL STOCK

The following table sets forth as of March 15, 2004 the number and percentage of shares of each class of common stock and preferred stock beneficially owned by (i) each person or group that is known to us to be the beneficial owner of more than 5% of each class of capital stock, (ii) each of our directors and named executive officers and (iii) all of our directors and executive officers as a group.

	Number and Percent of Shares
	Preferred Stock		Class A Stock(1)		Class B Stock(1)		Class C Stock
Name of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent	Number	Percent
Citicorp Venture Capital Equity Partners, L.P.(2) 399 Park Avenue New York, New York 10043	1,620,406.51	72.43%	—	—	1,735,711.17	69.84%	16,687.00	100%
Harney Investment Trust c/o Berkshire Hathaway Inc. 1440 Kiewit Plaza Omaha, Nebraska 68131	460,404.96	20.58%	—	—	498,098.94	20.04%	—	—
Court Square Capital Limited(3) 399 Park Avenue New York, New York 10043	—	—	1,000	100%	—	—	—	—
Harold K. Sperlich	—	—	—	—	—	—	—	—
Thomas J. Snyder(4)	9,174.56	0.41%	—	—	51,425.69	2.07%	—	—
Rajesh K. Shah	—	—	—	—	—	—	—	—
Roderick English	2,618.84	0.12%	—	—	14,833.25	0.60%	—	—
Richard L. Keister	1,585.09	0.07%	—	—	4,314.86	0.17%	—	—
Patrick C. Mobouck	327.36	0.01%	—	—	13,354.16	0.54%	—	—
Richard Stanley	5,728.72	0.26%	—	—	19,697.73	0.79%	—	—
E.H. Billig	—	—	—	—	—	—	—	—
Richard M. Cashin, Jr.	8,614.61	0.39%	—	—	9,319.90	0.37%	—	—
Alexander P. Coleman	—	—	—	—	—	—	—	—
Michael A. Delaney	—	—	—	—	—	—	—	—
James R. Gerrity(5)	4,307.30	0.19%	—	—	2,559.94	0.10%	—	—
Robert J. Schultz	—	—	—	—	—	—	—	—
John Weber	—	—	—	—	—	—	—	—
All directors and executive officers as a group	32,356.48	1.45%	—	—	115,505.53	4.65%	—	—

(1)	The original holders of the voting Class A Common Stock are entitled to a number of votes equal to 51% of the total number of votes entitled to be cast by the holders collectively owning all of the Class A Common Stock and the Class B Common Stock. The holders of Class B Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Except as required by law, the holders of Class C Common Stock have no voting rights. The Class A Common is convertible into an equal number of shares of Class B Common Stock, the Class B Common Stock is convertible into an equal number of shares of Class C Common Stock and the Class C Common Stock is convertible into an equal number of shares of Class B Common Stock.
(2)	Citicorp Venture Capital Equity Partners, L.P., which we refer to as CVC Equity Partners, is a Delaware limited partnership managed by CVC Management LLC, a Delaware limited liability company. Citicorp Partners LLC, a Delaware limited liability company, which we refer to as Citicorp Partners, is the general manager of CVC Equity Partners. Citicorp Partners is owned 35% by Citigroup Venture Capital GP Holdings Ltd., a Delaware limited partnership, which we refer to as CVC GP, and 65% by certain investment professionals employed by Citigroup Inc., a Delaware corporation, which we refer to as Citigroup. Court Square owns all of the outstanding equity interests of CVC GP.
(3)	Court Square is a Delaware corporation principally engaged in the business of making leveraged acquisitions. Court Square is owned by Citicorp Banking Corporation, a Delaware corporation, which we refer to as Citicorp Banking. Citicorp, a Delaware corporation, owns all of the outstanding capital stock of Citicorp Banking. Citigroup Holdings Company, a Delaware corporation, owns all of the outstanding common stock of Citicorp. Citigroup owns all the outstanding common stock of Citigroup Holdings Company.
(4)	Includes 1,292.19 shares of preferred stock and 14,397.98 shares of Class B Common Stock held by Daisy Farm Limited Partnership of which Mr. Snyder is the general partner.
(5)	Includes 2,093.95 shares of Class B Common Stock and 3,876.57 shares of preferred stock and 465.99 shares of Class B Common Stock and 430.73 shares of preferred stock held by The James R. Gerrity Living Trust and The Susan Gerrity Living Trust, respectively.

DESCRIPTION OF CAPITAL STOCK

In 2001, we adopted our Amended and Restated Certificate of Incorporation and recapitalized our capital stock into three classes of common stock, Class A, Class B and Class C, and one class of preferred stock. Holders of substantially all of our common stock and preferred stock agreed, effective as of July 1, 2003, to amend the terms of our outstanding preferred stock.

Redeemable Preferred Stock

Our Second Amended and Restated Certificate of Incorporation provides that we may issue 3,500,000 shares of preferred stock, all of which has been designated as 12% Series A Accreting Preferred Stock. As of March 31, 2004, 2,237,257.23 shares of preferred stock were outstanding. The preferred stock has a stated value of $100 per share and is entitled to receive dividends when, as and if declared by the Board of Directors in such amounts as the Board of Directors may determine at the time of declaration, provided that the aggregate amount of dividends per share do not exceed the compounded annual rate of 12% of the stated value per share from the date of original issue. The vote of a majority of the outstanding shares of the preferred stock is required to authorize or issue any other class or series of stock entitled to a preference prior to the preferred stock or to amend the Certificate of Incorporation if the amendment would adversely affect the relative rights and preferences of the holders of the preferred stock. The vote of not less than 75% of the outstanding shares of the preferred stock is required to amend the Certificate of Incorporation if the amendment changes the maximum dividend amount or accreting amount payable on the preferred stock. Except as described above or as otherwise required by law, the preferred stock is not entitled to vote.

The preferred stock is redeemable at our option or the option of the holders of the preferred stock on and after December 16, 2023. Each holder of the preferred stock may elect to have the holder’s shares of preferred stock repurchased by us at any time after December 16, 2023. The holders of the preferred stock are entitled to a preference amount per share upon liquidation. If available assets upon liquidation are insufficient to pay the holders of the outstanding shares of preferred stock in full, the assets, or proceeds from the sale of the assets, will be distributed ratably among the holders of the preferred stock. The redemption price, the repurchase price and the liquidation preference per share are equal to (a) the stated value, plus (b) an accreted amount equal to the stated value multiplied by 12% per annum, compounded annually from the date of original issue, less (c) (i) any dividends declared and paid thereon, plus (ii) 12% of any dividends declared and paid thereon, compounded annually from the date of payment.

The preferred stock is convertible at our option concurrently with our first qualified public offering of common stock. Subject to certain exceptions, we may not pay any dividend upon capital stock junior to the preferred stock, except for a dividend payable in capital stock junior to the preferred stock (including the common stock or junior stock), or redeem or otherwise acquire shares of junior stock, unless we have declared and paid dividends on the preferred stock in an accreted amount equal to the stated value of the preferred stock multiplied by 12% per annum, compounded annually from the date of original issue, less any dividends declared and paid thereon. The number of shares of common stock deliverable upon conversion of a share of preferred stock equals (a) (i) the stated value, plus (ii) an accreted amount equal to the stated value multiplied by 12% per annum, compounded annually from the date of original issue, less (iii) (A) any dividends declared and paid thereon, plus (B) 12% of any dividends declared and paid thereon, compounded annually from the date of payment, divided by (b) our net proceeds per share of common stock received, after giving effect to underwriting discounts, in the offering.

Common Stock

The Second Amended and Restated Certificate of Incorporation provides that we may issue 12,001,000 shares of common stock, divided into three classes consisting of 1,000 shares of Class A Common Stock, 6,000,000 shares of Class B Common Stock, and 6,000,000 shares of Class C Common Stock. As of the date hereof, 1,000 shares of Class A Common Stock, 2,485,337.48 shares of Class B Common Stock and 16,687 shares of Class C Common Stock were issued and outstanding.

The holders of Class A Common Stock are entitled to vote on all matters submitted to a vote of the stockholders. The original holders of Class A Common Stock, or Court Square, Citicorp or Citibank, N.A. or any direct or indirect subsidiary of Citicorp or Citibank, N.A., in each case, to the extent that the entity is the owner of Class A Common Stock, are entitled to that number of votes equal to, in the aggregate, 51% of the total number of votes entitled to be cast by the holders collectively owning all of the outstanding shares of Class A Common Stock and Class B Common Stock. The number of votes to be cast by the holder of Class A Common Stock may vary and is determined, in each instance, prior to a vote of stockholders. If at any time the aggregate principal amount of indebtedness outstanding under our (1) Indenture dated August 1, 1996 among us, certain of our subsidiaries and National City Bank of Indiana; and (2) Indenture dated December 22, 1997 among us, certain of our subsidiary guarantors and United States Trust Company of New York is less than $50,000,000, the holder of Class A Common Stock will be entitled to one vote for each share of Class A Common Stock held. So long as the holders of the Class A Common Stock are entitled to more than one vote per share, in any election of our directors, 21% (rounded up to the nearest whole director) of the directors to be elected shall be elected by a majority of the votes cast by the holders of shares of outstanding Class B Common Stock other than Court Square or any person that is or is deemed to be in the consolidated tax group of which Court Square is a member.

The holders of Class B Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We cannot amend our Amended and Restated Certificate of Incorporation, enter into any plan of liquidation, recapitalization, reorganization, reclassification, consolidation or merger, sell all or substantially all of our assets or stock or enter into any other business combination without the approval of a majority of the holders of Class B Common Stock. Except as required by law, the holders of Class C Common Stock have no voting rights.

Under our Amended and Restated Certificate of Incorporation, shares of Class A Common Stock are convertible into an equal number of shares of Class B Common Stock. Shares of Class B Common Stock are convertible into an equal number of shares of Class C Common Stock. Shares of Class C Common Stock are convertible into an equal number of shares of Class B Common Stock. In the case of a conversion from Class C Common Stock, which is nonvoting, into Class B Common Stock, which is voting, the holder of shares to be converted would be permitted under applicable law to hold the total number of shares of Class B Common Stock which would be held upon conversion.

Securities Transfer, Recapitalization and Holders Agreement

In connection with our recapitalization, our stockholders entered into the Securities Transfer, Recapitalization and Holders Agreement, which we refer to as the securities holders agreement, containing certain agreements among the stockholders regarding our capital stock and corporate governance. According to the securities holders agreement, so long as Court Square and its permitted transferees owns at least 5% of the common stock outstanding, Court Square has the right to designate observers to attend meetings of our Board of Directors. The securities holders agreement contains provisions, which, with certain exceptions, restrict the ability of our stockholders to transfer any of the common stock or preferred stock. If holders of at least 50% of our common stock approve the sale of our business, each of our stockholders has agreed to consent to the sale and, if the sale includes the sale of stock, each of our stockholders has agreed to sell all of such stockholder’s common stock on the terms and conditions approved by holders of a majority of the common stock then outstanding. Subject to some limitations, certain of our shareholders may not sell any of their shares of common stock without offering our other stockholders a pro rata opportunity to participate in such sale.

The securities holders agreement also provides for certain additional restrictions on transfer of shares by our stockholders, including our right to repurchase certain shares from those stockholders employed by us, upon termination of such person’s employment prior to 2006 at a formula price, and the grant of a right of first refusal in favor of us in the event such person elects to transfer our shares of common stock.

Preferred Stockholders Agreement

In connection with our recapitalization, our stockholders entered into a Preferred Stockholders Agreement, which we refer to as the preferred stockholders agreement, containing certain additional agreements among our stockholders regarding our preferred stock. Subject to some limitations, certain of our shareholders may not sell any of their shares of preferred stock without offering our stockholders a pro rata opportunity to participate in such sale. If holders of at least 50% of the common stock approve the sale of our business, each of our stockholders has agreed to consent to the sale and, if the sale includes the sale of stock, each of our stockholders has agreed to sell all of such stockholder’s preferred stock on the terms and conditions approved by holders of a majority of our common stock then outstanding.

Registration Rights Agreement

In connection with the securities holders agreement, we and our stockholders also entered into a registration rights agreement. According to the registration rights agreement, upon the written request of Court Square, or certain of its permitted transferees, we will prepare and file a registration statement with the Securities and Exchange Commission concerning the distribution of all or part of the shares held by such party and use our best efforts to cause such registration statement to become effective. If at any time we file a registration statement for common stock pursuant to a request by Court Square or otherwise, we will allow the other parties to the registration rights agreement to have their shares of common stock (or a portion of their shares under certain circumstances) included in the registered offering of the common stock. We are not bound by this requirement if it is filing a registration statement on Form S-8, Form S-4 or any similar form, a registration statement filed in connection with a share exchange or an offering solely to our employees or existing stockholders, or a registration statement registering a unit offering. We will pay the registration expenses of the selling stockholders (other than underwriting commissions, brokerage fees and transfer taxes applicable to the shares sold by such stockholders or the fees and expenses of any accountants or other representatives retained by a selling stockholder).

Amendments to Securities Holders and Preferred Stockholders Agreements

In June 2001, Berkshire Hathaway Inc., which we refer to as Berkshire, purchased shares of our preferred stock and Class C Common Stock from Court Square and shares of our preferred stock and Class B Common Stock from World Equity Partners, L.P. In November 2001, Dresdner Kleinwort Capital Partners 2001 LP, which we refer to as Dresdner, purchased shares of our preferred stock and Class C Common Stock from Court Square. In connection with these transactions, the securities holders agreement, the preferred stockholders agreement and the registration rights agreement were amended to make Berkshire and Dresdner parties to those agreements pursuant to the terms specified in such amendments. Also in connection with these transactions, Court Square agreed to vote its shares in favor of electing a designee of Dresdner to our Board of Directors until December 1, 2002, provided that the designee resigns from the Board of Directors at such time. Because the designee has not resigned as required, Court Square may at any time vote Dresdner’s shares to remove the designee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Court Square, Citicorp Venture Capital Equity Partners, CVC Executive Fund LLC, CVC/SSB Employee Fund, L.P., Berkshire and Dresdner together beneficially own about 95% of our outstanding common stock.

In 2002, we entered into to an advisory agreement with CVC Management LLC, which we refer to as the advisor, an affiliate of Court Square and CVC Equity Partners. Under the terms of the agreement, the advisor is required to provide executive, management, consulting and support services to us and certain of our subsidiaries. The advisor was entitled to receive an initial advisory fee of $1 million for 2002 and is entitled to receive an advisory fee of $1 million for each year thereafter, payable in equal quarterly installments. The advisory agreement continues until December 31, 2006 and is automatically renewed from year to year thereafter unless terminated by either of the parties. The advisor was also entitled to receive a transaction fee of $2.5 million for services provided in connection with the refinancing of our senior credit facility in 2002 and may receive additional transaction fees under the advisory agreement in amounts to be agreed upon by the parties for services provided in connection with future financings, acquisitions and divestitures.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facilities

On June 28, 2002, we entered into a $250.0 million secured, asset based, revolving credit facility with a syndicate of banks led by Wachovia Bank, National Association and its subsidiary Congress Financial Corporation. On October 3, 2003, we amended and restated the senior credit facility to provide for a $190.0 million secured, asset based, revolving facility and a $60.0 million secured term loan facility.

In connection with the offering of the old notes, we amended and restated our senior credit facility to permit us to issue and to grant security in connection with the floating rate notes. The amended and restated credit facility reflected the repayment in full of the $60.0 million term loan facility with proceeds from the issuance of the old notes, provided for borrowings of up to $120.0 million under the revolving credit facility and extended the initial maturity date of the senior credit facility from March 31, 2006 to June 30, 2007. The applicable interest rate on the amount borrowed under the revolving credit facility remained unchanged and float at rates above Wachovia Bank’s prime rate and/or eurodollar rates. The interest rate on the amounts outstanding under our revolving credit facility at March 31, 2004 was approximately 4.0%.

The obligations under our senior credit facilities are (i) guaranteed by certain of our domestic subsidiaries and (ii) secured by substantially all of our tangible and intangible assets in the U.S. and by pledges of the capital stock of our domestic subsidiaries and by our foreign subsidiaries that are owned directly by us or a guarantor (limited to 65% of the stock of our foreign subsidiaries).

The senior credit facilities contain various restrictive covenants, which include, among other things:

•	limitations on additional borrowings and encumbrances;

•	at a time when excess availability falls below a stated threshold, the maintenance of certain financial ratios and compliance with certain financial tests and limitations including:

•	minimum levels of EBITDA; and

•	fixed charge coverage ratio;

•	limitations on cash dividends declared or paid;

•	limitations on investments and capital expenditures; and

•	limitations on leases and sales of assets.

8 5/8% Senior Notes Due 2007

On December 22, 1997, we issued 8 5/8% Senior Notes Due 2007, which we refer to as the 1997 senior notes, in an aggregate principal amount of $145 million. The 1997 senior notes accrue interest at the rate of 8 5/8% per annum, are payable in cash semi-annually on June 15 and December 15, and are due December 15, 2007. The 1997 senior notes are fully and unconditionally guaranteed on a senior basis by our material domestic subsidiaries.

The 1997 senior notes were issued under an indenture dated as of December 22, 1997. The indenture contains covenants by us in favor of the holders of the 1997 senior notes, who we refer to as the 1997 senior note holders. These covenants include certain restrictions on our ability and the ability of certain of our subsidiaries to:

•	incur indebtedness, except for permitted indebtedness;

•	pay dividends or purchase or redeem stock or repay before maturity any obligation subordinate to the 1997 senior notes;

•	incur future restrictions on the ability to pay dividends and transfer assets;

•	sell assets and capital stock of subsidiaries;

•	engage in transactions with affiliates;

•	incur or permit to exist liens on their assets, except for permitted liens; and

•	engage in mergers, consolidations or transfers of all or substantially all their assets.

The 1997 senior notes are effectively subordinate in right of payment to all our senior secured indebtedness, including the senior credit facilities.

The 1997 senior notes are redeemable in whole or in part at our option at any time on or after December 15, 2002, at a price beginning at 104.313% of the aggregate principal amount to be redeemed, declining ratably to 100% on and after December 15, 2005.

Upon the occurrence of specific changes in control of our company, each 1997 senior note holder has the right to require us to purchase all or a portion of the 1997 senior note holder’s notes at a price equal to 101% of the aggregate principal amount of the 1997 senior notes. Our and some of our subsidiaries’ failure to pay specific indebtedness when due constitutes, among other things, an event of default under the 1997 senior notes and can lead to the acceleration of the payment of the 1997 senior notes.

11% Senior Subordinated Notes Due 2009

On April 26, 2001, we issued $165 million aggregate principal amount of 11% Senior Subordinated Notes Due 2009, which we refer to as the 2001 senior subordinated notes. Interest on the 2001 senior subordinated notes accrues at 11% per annum and is payable in cash semi-annually on May 1 and November 1 and are due May 1, 2009. The 2001 senior subordinated notes are fully and unconditionally guaranteed on a senior subordinated basis by our material domestic subsidiaries. The 2001 senior subordinated notes are subordinate in right of payment to all our senior indebtedness, including the senior credit facilities and the 8 5/8% Senior Notes Due 2007, and will rank junior to the floating rate notes and pari passu with the fixed rate notes we will issue in connection with this exchange.

The 2001 senior subordinated notes were issued under an indenture dated as of April 26, 2001. The indenture contains covenants by us in favor of the holders of the 2001 senior subordinated notes, who we refer to as the 2001 note holders. These covenants include certain restrictions on our ability and the ability of certain of our subsidiaries to:

•	incur indebtedness, except for permitted indebtedness;

•	pay dividends or purchase or redeem stock or repay before maturity any obligation subordinate to the 2001 senior subordinated notes;

•	incur future restrictions on the ability to pay dividends and transfer assets;

•	sell assets and capital stock of subsidiaries;

•	engage in transactions with affiliates;

•	incur or permit to exist liens on assets, except for permitted liens; and

•	engage in mergers, consolidations or transfers of all or substantially all their assets.

The 2001 senior subordinated notes are redeemable in whole or in part at our option at any time on or after May 1, 2005, at a price beginning at 105.5% of the aggregate principal amount to be redeemed, declining ratably to 100% on and after May 1, 2008. Prior to May 1, 2005, we may redeem up to 35% of the notes from the proceeds of specified equity offerings at a price of 111% of the principal amount to be redeemed.

Upon the occurrence of specific changes in control of our company, each 2001 note holder has the right to require us to purchase all or a portion of the 2001 note holder’s notes at a price equal to 101% of the aggregate principal amount of the 2001 senior subordinated notes. Our and some of our subsidiaries’ failure to pay specific indebtedness when due constitutes, among other things, an event of default under the 2001 senior subordinated notes and can lead to the acceleration of the payment of the 2001 senior subordinated notes.

10 5/8% Senior Subordinated Notes Due 2006

We used approximately $148.7 million of the net proceeds of the old notes to repurchase or redeem our outstanding 10 5/8% Senior Subordinated Notes Due 2006 in their entirety.

GM Contingent Purchase Price Note

In connection with our acquisition from GM in July 1994, Delco Remy America issued to GM a contingent purchase price note, which we refer to as the GM note. The GM note is payable in five equal consecutive annual installments commencing on July 31, 2004. The amount of the payment is based on a percentage of our average earnings in the three year period ending December 31, 2003 in excess of certain imputed earnings. Based on our calculations, we believe that we will not be required to make any payments under the GM note.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We issued and sold the old notes to the initial purchasers on April 23, 2004. The initial purchasers subsequently sold the old notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Because the old notes are subject to transfer restrictions, we, our subsidiary guarantors and the initial purchasers entered into a registration rights agreement dated April 23, 2004, under which we agreed:

•	on or before July 23, 2004, to prepare and file with the Securities and Exchange Commission the registration statement of which this prospectus is a part;

•	on or before October 23, 2004, to use our best efforts to cause the registration statement to become effective under the Securities Act;

•	upon the effectiveness of the registration statement, to offer the new notes in exchange for surrender of the old notes; and

•	to keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old notes.

The registration statement is intended to satisfy in part our obligations relating to the old notes under the registration rights agreement.

Under existing interpretations of the Securities and Exchange Commission, the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents that:

•	it is acquiring the new notes in the ordinary course of its business;

•	it has no arrangement or understanding with any person to participate in the distribution of the new notes; and

•	it is not our affiliate, as that term is interpreted by the Securities and Exchange Commission.

However, broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement regarding resales of the new notes. The Securities and Exchange Commission has taken the position that broker-dealers receiving new notes in the exchange offer may fulfill their prospectus delivery requirements relating to new notes (other than a resale of an unsold allotment from the original sale of the old notes) with this prospectus. Under the registration rights agreement, we are required to allow broker-dealers receiving new notes in the exchange offer and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of the new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.”

Terms of the Exchange Offer; Period for Tendering Old Notes

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying Letter of Transmittal (which together constitute the exchange offer), we will accept for exchange old notes which are properly tendered on or prior to the expiration date of the exchange offer and not withdrawn as permitted below. The expiration date of the exchange offer shall be 5:00 p.m., New York City time, on August 6, 2004, unless extended by us, in our sole discretion.

As of the date of this prospectus, $275.0 million aggregate principal amount of the old notes are outstanding. This prospectus, together with the Letter of Transmittal, is first being sent on or about July 6, 2004 to all holders of old notes known to us. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to conditions as set forth under “—Conditions to the Exchange Offer” below.

We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for any exchange of any old notes, by giving notice of the extension to the holders of old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under “—Conditions to the Exchange Offer.” We will give notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable, the notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer.

None of us or our subsidiary guarantors, or our respective boards of directors or management, recommends that you tender or not tender old notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if you decide to tender, the aggregate amount of old notes to tender.

Holders of old notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer.

Procedures for Tendering Old Notes

The tender to us of old notes by a holder of old notes as set forth below and the acceptance of the tender by us will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender old notes for exchange under the exchange offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by the Letter of Transmittal, to Deutsche Bank National Trust Company at the address set forth below under “—Exchange Agent” on or prior to the expiration date of the exchange offer. In addition, the exchange agent must receive:

•	certificates for the old notes along with the Letter of Transmittal;

•	prior to the expiration date of the exchange offer, a timely confirmation of a book-entry transfer of the old notes into the exchange agent’s account at The Depository Trust Company in accordance with the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedure described below.

The method of delivery of old notes, Letters of Transmittal and all other required documents is at your election and risk. If delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send Letters of Transmittal or old notes to us.

Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instruction” or “Special Delivery Instruction” on the Letter of Transmittal; or

•	for the account of a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States. If old notes are registered in the name of a person other than a signer of the Letter of Transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the signature on the old notes guaranteed by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and who wishes to tender, should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on the owner’s own behalf, the owner must, prior to completing and executing the Letter of Transmittal and delivering the owner’s old notes, either (1) make appropriate arrangements to register ownership of the old notes in the owner’s name or (2) obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange will be determined by us in our sole discretion. This determination shall be final and binding. We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date of the exchange offer (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). The interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date of the exchange offer (including the Letter of Transmittal and the instructions to the Letter of Transmittal) by us shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity regarding any tender of old notes for exchange, nor shall any of them incur any liability for failure to give notification.

If the Letter of Transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing, and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

By tendering, each holder of old notes will represent to us in writing that, among other things:

•	the new notes acquired in the exchange offer are being obtained in the ordinary course of business of the holder and any beneficial holder;

•	neither the holder nor any beneficial holder has an arrangement or understanding with any person to participate in the distribution of the new notes; and

•	neither the holder nor any other person is an “affiliate,” as defined under Rule 405 of the Securities Act, of our company. If the holder is not a broker-dealer, the holder must represent that it is not engaged in nor does it intend to engage in distribution of the new notes.

If any holder or any other person is an “affiliate,” as defined under Rule 405 of the Securities Act, of ours, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the new notes to be acquired in the exchange offer, the holder or any other person (1) may not rely on the applicable interpretations of the staff of the Securities and Exchange Commission and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If the holder is a broker-dealer, the holder must represent that it will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.”

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date of the exchange offer, all old notes properly tendered, and will issue the new notes promptly after acceptance of the old notes. See “—Conditions to the Exchange Offer” below. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral and written notice to the exchange agent.

The new notes will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes, from April 23, 2004. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from April 23, 2004. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the exchange offer and will be deemed to have waived their rights to receive accrued interest on the old notes.

In all cases, issuance of new notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of (1) certificates for the old notes or a timely confirmation of a book-entry transfer of the old notes into the exchange agent’s account at The Depository Trust Company, (2) a properly completed and duly executed Letter of Transmittal and (3) all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to the tendering holder of the old notes (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company according to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to an account maintained with The Depository Trust Company) as promptly as practicable after the expiration of the exchange offer.

Book-Entry Transfer

Any financial institution that is a participant in The Depository Trust Company’s systems may make book-entry delivery of old notes by causing The Depository Trust Company to transfer the old notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at The Depository Trust Company, the Letter of Transmittal or facsimile of the Letter of Transmittal with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth below under “—Exchange Agent” on or prior to the expiration date of the exchange offer, unless the holder has strictly complied with the guaranteed delivery procedures described below.

We understand that the exchange agent has confirmed with The Depository Trust Company that any financial institution that is a participant in The Depository Trust Company’s system may utilize The Depository Trust Company’s Automated Tender Offer Program to tender old notes. We further understand that the exchange agent will request, within two business days after the date the exchange offer commences, that The Depository Trust Company establish an account for the old notes for the purpose of facilitating the exchange offer, and any participant may make book-entry delivery of old notes by causing The Depository Trust Company to transfer the old notes into the exchange agent’s account in accordance with The Depository Trust Company’s Automated Tender Offer Program procedures for transfer. However, the exchange of the old notes so tendered will only be made after timely confirmation of the book-entry transfer and timely receipt by the exchange agent of, in addition to any other documents required, an appropriate Letter of Transmittal with any required signature guarantee and an agent’s message, which is a message, transmitted by The Depository Trust Company and received by the exchange agent and forming part of a confirmation of a book-entry transfer, which states that The Depository Trust Company has received an express acknowledgment from a participant tendering old notes which are the subject of the confirmation of a book-entry transfer and that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce the agreement against that participant.

Guaranteed Delivery Procedures

If a registered holder of the old notes desires to tender the old notes and the old notes are not immediately available, or time will not permit the holder’s old notes or other required documents to reach the exchange agent before the expiration date of the exchange offer, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may nonetheless be effected if:

•	the tender is made through a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

•	prior to the expiration date of the exchange offer, the exchange agent received from the firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or commercial bank or trust company having an office or correspondent in the United States a properly completed and duly executed Letter of Transmittal (or a facsimile of the Letter of Transmittal) and Notice of Guaranteed Delivery, substantially in the form provided by us (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of old notes and the amount of old notes tendered, stating that the tender is being made and guaranteeing that within five New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a confirmation of a book-entry transfer, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or commercial bank or trust company having an office or correspondent in the United States with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a confirmation of a book-entry transfer, as the case may be, and all other documents required by the Letter of Transmittal are received by the exchange agent within five New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to the expiration date of the exchange offer. For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth below under “—Exchange Agent.” Any notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn (including the principal amount of the old notes); and

•	where certificates for old notes have been transmitted specify the name in which the old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities

Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States unless the holder is a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

If old notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility. All questions as to the validity, form and eligibility (including time of receipt) of the notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder (or in the case of old notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company according to the book-entry transfer procedures described above, the old notes will be credited to an account maintained with The Depository Trust Company for the old notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering Old Notes” above at any time on or prior to the expiration date of the exchange offer.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of the old notes for exchange or the exchange of new notes for the old notes, we determine that:

•	the exchange offer does not comply with any applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission;

•	we have not received all applicable governmental approvals; or

•	any actions or proceedings of any governmental agency or court exist which could materially impair our ability to consummate the exchange offer.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of that right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. In any event we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

Deutsche Bank National Trust Company has been appointed as the exchange agent for the exchange offer. All executed Letters of Transmittal should be directed to the exchange agent at the address set forth below:

Deutsche Bank National Trust Company

Trust and Securities Services

60 Wall Street, 27th Floor

New York, NY 10005

Questions and requests for assistance, requests for additional copies of this prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

Deutsche Bank National Trust Company

Trust and Securities Services

60 Wall Street, 27th Floor

New York, NY 10005

Delivery other than as set forth above will not constitute a valid delivery.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees.

The expenses to be incurred in connection with the exchange offer will be paid by us. These expenses include fees and expenses of the exchange agent and trustee under the indenture governing the notes, accounting and legal fees and printing costs, among others.

Accounting Treatment

The new notes will be recorded at the same carrying amount as the old notes, which is the principal amount as reflected in our accounting records on the date of the exchange and, accordingly, no gain or loss will be recognized. The debt issuance costs will be capitalized and amortized to interest expense over the term of the new notes.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the tender, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Consequences of Failure to Exchange; Resales of New Notes

Holders of old notes who do not exchange their old notes for new notes in the exchange offer will continue to be subject to the restrictions on transfer of the old notes as set forth in the legend on the old notes as a consequence of the issuance of the old notes in accordance with exemptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities laws. Old notes not exchanged in accordance with the exchange offer will continue to accrue interest and will otherwise remain outstanding in accordance with their terms. Holders of old notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer. In general, the old notes may not be offered or sold unless registered under the Securities Act, except in accordance with an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Based on interpretive letters issued by the staff of the Securities and Exchange Commission to third parties in unrelated transactions, we are of the view that new notes issued in accordance with the exchange offer may be offered for resale, resold or otherwise transferred by the holders (other than (1) any holder which is an “affiliate” of us within the meaning of Rule 405 under the Securities Act or (2) any broker-dealer that purchases notes from us to resell in accordance with Rule 144A or any other available exemption) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of the holders’ business and the holders have no arrangement or understanding with any person to participate in the distribution of the new notes. If any holder has any arrangement or understanding regarding the distribution of the new notes to be acquired in accordance with the exchange offer, the holder

(1) could not rely on the applicable interpretations of the staff of the Securities and Exchange Commission and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. A broker-dealer who holds old notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.” We have not requested the staff of the Securities and Exchange Commission to consider the exchange offer in the context of a no-action letter, and there can be no assurance that the staff would take positions similar to those taken in the interpretive letters referred to above if we were to make a no-action request.

In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdictions or an exemption from registration or qualification is available and is complied with. We have agreed, under the registration rights agreement and subject to specified limitations therein, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions in the United States as any selling holder of the notes reasonably requests in writing.

DESCRIPTION OF THE NEW NOTES

We issued the floating rate notes under, and the new notes will be subject to, an Indenture (the “Floating Rate Indenture”) among us, certain of our subsidiaries and Deutsche Bank National Trust Company, as trustee (in such capacity, the “Floating Rate Trustee”). We issued the fixed rate notes under and the new notes will be subject to, an Indenture (the “Fixed Rate Indenture” and, together with the Floating Rate Indenture, the “Indentures”) among us, certain of our subsidiaries and Deutsche Bank National Trust Company, as trustee (in such capacity, the “Fixed Rate Trustee” and, together with the Floating Rate Trustee, the “Trustees”).

Any references herein to a “Trustee” mean the Floating Rate Trustee and/or the Fixed Rate Trustee, as the context may require. References herein to the notes include the fixed rate notes and the floating rate notes. The terms of the notes include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description, the words “Company,” “we” and “our” refer only to Delco Remy International, Inc. and not to any of its subsidiaries.

The following description is only a summary of the material provisions of the Indentures, the Registration Rights Agreement and the Security Documents. We urge you to read the Indentures, the Registration Rights Agreement and the Security Documents because they, not this description, define your rights as Holders of these notes. You may request copies of these agreements at our address set forth under the heading “Where You Can Find More Information.”

Brief Description of the Notes

The terms of the new notes are the same as the terms of the old notes in all material respects except that:

•	the new notes will be registered under the Securities Act of 1933, as amended;

•	the new notes will not bear legends restricting their transfer under the Securities Act; and

•	holders of the new notes are not entitled to certain rights under the registration rights agreement.

The new notes and the old notes are treated as one series of notes under the Indentures, and references in the following summary to the notes should be read to incorporate the old notes and the new notes.

The floating rate notes:

•	are secured senior obligations of the Company; and

•	are senior in right of payment to any future Subordinated Obligations of the Company;

•	are secured by a second-priority lien in the Collateral;

•	are guaranteed on a senior secured basis by the Subsidiary Guarantors; and

•	are junior to Indebtedness secured by a first-priority lien or by other assets not securing the floating rate notes.

The fixed rate notes:

•	are unsecured senior subordinated obligations of the Company;

•	will rank pari passu with the Company’s outstanding 10 5/8% Senior Subordinated Notes Due 2006 and 11% Senior Subordinated Notes Due 2009 and future Senior Subordinated Indebtedness the Company may hereafter incur;

•	are subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including the floating rate notes;

•	are senior in right of payment to any future Subordinated Obligations of the Company; and

•	are guaranteed by each Subsidiary Guarantor on a senior subordinated basis.

Principal, Maturity and Interest

The Floating Rate Notes

The Company will issue the floating rate notes initially with a maximum aggregate principal amount of $125 million. The Company will issue the floating rate notes in denominations of $1,000 and any integral multiple of $1,000. The floating rate notes will mature on April 15, 2009.

Interest on the floating rate notes will accrue at a rate per annum, reset quarterly, equal to LIBOR plus 4.00%, as determined by the calculation agent (the “Calculation Agent”), which shall initially be the Floating Rate Trustee. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest on the floating rate notes will be payable quarterly in arrears on January 15, April 15, July 15 and October 15, commencing on July 15, 2004. The Company will make each interest payment to the Holders of record of the floating rate notes on the immediately preceding January 1, April 1, July 1 and October 1. Interest on the floating rate notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date.

Interest will be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest for each day that the floating rate notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the floating rate notes. The amount of interest to be paid on the floating rate notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or ..0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the floating rate notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The Calculation Agent will, upon the request of any Holder of floating rate notes, provide the interest rate then in effect with respect to the floating rate notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on the Company, the Subsidiary Guarantors and the Holders of the floating rate notes.

The Fixed Rate Notes

The Company will issue the fixed rate notes initially with a maximum aggregate principal amount of $150 million. The Company will issue the fixed rate notes in denominations of $1,000 and any integral multiple of $1,000. The fixed rate notes will mature on April 15, 2012. Subject to our compliance with the covenant described under the subheading “—Covenants Relating to All the Notes—Limitation on Indebtedness,” we are entitled to, without the consent of the Holders, issue more fixed rate notes under the Fixed Rate Indenture on the same terms and conditions and with the same CUSIP numbers as the fixed rate notes being offered hereby in an unlimited principal amount (the “Additional Fixed Rate Notes”). The fixed rate notes and the Additional Fixed Rate Notes, if any, will be treated as a single class for all purposes of the Fixed Rate Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Fixed Rate Indenture and this “Description of the New Notes,” references to the fixed rate notes include any Additional Fixed Rate Notes actually issued.

Interest on these fixed rate notes will accrue at the rate of 9 3/8% per annum and will be payable semiannually in arrears on April 15 and October 15, commencing on October 15, 2004. We will make each interest payment to the Holders of record of these notes on the immediately preceding April 1 and October 1. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

Interest on these fixed rate notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

Floating Rate Notes

Except as set forth below, we will not be entitled to redeem the floating rate notes at our option prior to April 15, 2006.

On and after April 15, 2006, we will be entitled at our option to redeem all or a portion of the floating rate notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on April 15 of the years set forth below:

Period	Redemption Price
2006	101.000%
2007	100.500%
2008 and thereafter	100.000%

Prior to April 15, 2006, we may at our option on one or more occasions redeem floating rate notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the floating rate notes originally issued at a redemption price of 100% of the principal amount thereof, plus a premium equal to the interest rate per annum on the floating rate notes applicable on the date on which notice of redemption is given, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more Public Equity Offerings; provided, however, that

(1) at least 65% of such aggregate principal amount of floating rate notes remains outstanding immediately after the occurrence of each such redemption (other than floating rate notes held, directly or indirectly, by the Company or its Affiliates); and

(2) each such redemption occurs within 90 days after the date of the related Public Equity Offering.

Fixed Rate Notes

Except as set forth below, we will not be entitled to redeem the fixed rate notes at our option prior to April 15, 2008.

On and after April 15, 2008, we will be entitled at our option to redeem all or a portion of the fixed rate notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on April 15 of the years set forth below:

Period	Redemption Price
2008	104.688%
2009	102.344%
2010 and thereafter	100.000%

Prior to April 15, 2007, we may at our option on one or more occasions redeem fixed rate notes (which includes Additional Fixed Rate Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the fixed rate notes (which includes Additional Fixed Rate Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 109.375%, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more Public Equity Offerings; provided, however, that

(1) at least 65% of such aggregate principal amount of fixed rate notes (which includes Additional Fixed Rate Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than fixed rate notes held, directly or indirectly, by the Company or its Affiliates); and

(2) each such redemption occurs within 90 days after the date of the related Public Equity Offering.

Selection and Notice of Redemption

In the case of any partial optional redemption of the floating rate notes or the fixed rate notes, selection of the floating rate notes or the fixed rate notes, as the case may be, for redemption will be made by the Trustee on a pro rata basis to the extent practicable.

We will redeem notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. We will issue a new note of the same series in a principal amount equal to the unredeemed portion of the original note in the name of the Holder upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase notes as described under the captions “—Change of Control” and “—Covenants Relating to All the Notes— Limitation on Sales of Assets and Subsidiary Stock.” We may at any time and from time to time purchase notes in the open market or otherwise.

Security for the Floating Rate Notes

The floating rate notes and the Subsidiary Guarantees under the Floating Rate Indenture will be secured by a second-priority security interest (subject to Permitted Liens) on the Collateral. The Collateral consists of (i) 100% of the Capital Stock of all existing and future Domestic Subsidiaries of the Company that are owned directly by the Company or any Subsidiary Guarantor (subject to the limitation described in the next two sentences), (ii) 65% of the Capital Stock of all existing and future Foreign Subsidiaries of the Company that are owned directly by the Company or any Subsidiary Guarantor (subject to the limitation described in the next two sentences) and (iii) substantially all of the other assets, in each case, that are held by the Company or any of the Subsidiary Guarantors, to the extent that such assets secure the First Lien Obligations and to the extent that a second-priority security interest is able to be granted or perfected therein.

The security interests securing the floating rate notes will be second in priority to any and all security interests at any time granted to secure the First Lien Obligations and may also be or become subject to other Permitted Liens. The First Lien Obligations include Secured Bank Indebtedness and related obligations, as well as certain hedging obligations and certain other obligations in respect of cash management services. In addition, any Indebtedness that directly or indirectly refinances the floating rate notes may rank pari passu with the remaining floating rate notes with respect to the Collateral.

Limitations on Stock Collateral

The Capital Stock and securities of the Subsidiaries will constitute Collateral only to the extent that such Capital Stock and securities can secure the floating rate notes without Rule 3-10 or Rule 3-16 of Regulation

S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Subsidiary to be filed with the SEC (or any other governmental agency). In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary due to the fact that such Subsidiary’s Capital Stock and securities secure the floating rate notes, then the Capital Stock and securities of such subsidiary shall automatically be deemed not to be part of the Collateral but only to the extent necessary to not be subject to such requirement. In such event, the Security Documents may be amended or modified, without the consent of any Holder of floating rate notes, to the extent necessary to release the second-priority security interests on the shares of Capital Stock and securities that are so deemed to no longer constitute part of the Collateral.

In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such Subsidiary’s Capital Stock and securities to secure the floating rate notes in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock and securities of such Subsidiary shall automatically be deemed to be a part of the Collateral but only to the extent necessary to not be subject to any such financial statement requirement. In such event, the Security Documents may be amended or modified, without the consent of any Holder of floating rate notes, to the extent necessary to subject to the Liens under the Security Documents such additional Capital Stock and securities.

In accordance with the foregoing limitations, as of the Issue Date, the Collateral will include shares of Capital Stock of the Guarantors only to the extent that the applicable value of such Capital Stock (on a Subsidiary-by-Subsidiary basis) is less than 20% of the aggregate principal amount of the floating rate notes outstanding. Following the Issue Date, however, the portion of the Capital Stock of such Subsidiaries constituting Collateral may decrease or increase as described above.

After-Acquired Collateral

From and after the date of the Floating Rate Indenture, if the Company or any Subsidiary Guarantor creates any additional security interest upon any property to secure any First Lien Obligations (which include Obligations in respect of the Credit Agreement), it must concurrently grant a second-priority security interest (subject to Permitted Liens, including the first priority lien that secures obligations in respect of the Credit Agreement) upon such property as security for the floating rate notes. Also, if granting a security interest in such property requires the consent of a third party, the Company will use commercially reasonable efforts to obtain such consent with respect to the second-priority security interest for the benefit of the Floating Rate Trustee on behalf of the Holders of the floating rate notes. If such third party does not consent to the granting of the second-priority security interest after the use of commercially reasonable efforts, the Company will not be required to provide such security interest.

Security Documents and Intercreditor Agreement

The Company, the Subsidiary Guarantors under the Floating Rate Indenture and the Floating Rate Trustee will enter into one or more security agreements, pledge agreements and collateral assignments (collectively, the “Security Documents”) defining the terms of the security interests that secure the floating rate notes and the Subsidiary Guarantees under the Floating Rate Indenture. These security interests will secure the payment and performance when due of all of the Obligations of the Company and the Subsidiary Guarantors under the floating rate notes, the Floating Rate Indenture, the Subsidiary Guarantees and the Security Documents, as provided in the Security Documents. The Company and the Subsidiary Guarantors under the Floating Rate Indenture will use their commercially reasonable efforts to complete on or about the Issue Date all filings and other similar actions required by the Floating Rate Indenture and the Security Documents in connection with the perfection of such security interests. If the Company is not able to complete such actions on or prior to the Issue Date, the Company will use its commercially reasonable efforts to complete such actions as soon as reasonably practicable after such date.

On or prior to the Issue Date, the Floating Rate Trustee and the Credit Agent (as defined in the Intercreditor Agreement) will enter into the Intercreditor Agreement. The Credit Agent will initially be the administrative agent under the Credit Agreement. Pursuant to the terms of the Intercreditor Agreement, prior to the discharge in full of the First Lien Obligations, the Credit Agent will determine the time and method by which the security interests in the Collateral will be enforced. The Floating Rate Trustee will not be permitted to enforce the security interests even if an Event of Default has occurred and the floating rate notes have been accelerated except (a) in any insolvency or liquidation proceeding, as necessary to file a claim or statement of interest with respect to the floating rate notes or (b) as necessary to take any action not adverse to the first-priority Liens in order to preserve or protect its rights in the second-priority Liens. After the discharge in full of the First Lien Obligations, the Floating Rate Trustee in accordance with the provisions of the Floating Rate Indenture and the Security Documents will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration) of the Collateral received by it under the Security Documents for the ratable benefit of the Holders of the floating rate notes. In addition, the Intercreditor Agreement will provide that, subject to certain exceptions, any amendment, waiver or consent to any of the collateral documents with respect to First Lien Obligations will also apply to the comparable Security Documents with respect to the floating rate notes.

Release of Collateral

Whether prior to or after the discharge of the First Lien Obligations, the Company will be entitled to the releases of any asset included in the Collateral from the Liens securing the floating rate notes under any one or more of the following circumstances:

(1) if all other Liens on such assets securing First Lien Obligations (including all commitments to lend which would constitute First Lien Obligations) are released and, after giving effect to the release, Bank Indebtedness of at least $35 million remains outstanding; provided, however, that if the Company subsequently incurs Obligations under a new commitment or other First Lien Obligations that are secured by liens on assets of the Company and the Guarantors of the type constituting Collateral and do not constitute Permitted Liens (excluding for this purpose Permitted Liens under clause (7) thereof), then the floating rate notes will be secured at such time by a second-priority Lien on the Collateral securing such commitment or First Lien Obligations to the same extent provided by the Security Documents on the terms and conditions of the security documents relating to the new commitment or such other First Lien Obligations, with the second-priority Lien held either by the administrative agent under such new commitment or by a collateral agent designated by the Company to hold the second-priority Liens for the benefit of the Holders of the floating rate notes and subject to an intercreditor agreement that provides the administrative agent under such commitment substantially the same rights and powers as afforded under the Security Documents and the Intercreditor Agreement;

(2) to enable us or any Restricted Subsidiary to consummate the disposition of such asset to the extent not prohibited under the covenant described under “—Covenants Relating to All the Notes—Limitation on Sales of Assets and Subsidiary Stock;”

(3) in the case of a Subsidiary Guarantor that is released from its Subsidiary Guarantee, the release of the assets of such Subsidiary Guarantor; or

(4) as described under “—Amendments and Waivers” below.

The second-priority security interests on all Collateral also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including additional interest, if any) on, the floating rate notes and all other Obligations under the Floating Rate Indenture, the Subsidiary Guarantees under the Floating Rate Indenture and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including additional interest, if any), are paid or (ii) a legal defeasance or covenant defeasance under the Floating Rate Indenture as described below under “—Defeasance.”

Guarantees

The Subsidiary Guarantors will jointly and severally guarantee, on a senior secured basis, our obligations under the floating rate notes (the “Floating Rate Guarantees”) and, on a senior subordinated basis, our obligations under the fixed rate notes (the “Fixed Rate Guarantees”). The obligations of each Subsidiary Guarantor under its Subsidiary Guarantees will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Relating to the Notes—Applicable statutes allow courts, under specific circumstances, to avoid the subsidiary guarantees of the fixed rate notes and the floating rate notes and the related second-priority liens with respect to the floating rate notes.”

Each Subsidiary Guarantor that makes a payment under a Subsidiary Guarantee with respect to a series of notes will be entitled upon payment in full of all guaranteed obligations under the applicable Indenture to a contribution from each other Subsidiary Guarantor guaranteeing such notes in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

If a Subsidiary Guarantee were rendered voidable, it and, in the case of the floating rate notes, the related lien on the collateral owned by such Subsidiary Guarantor, could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guarantees could be reduced to zero. See “Risk Factors—Risks Relating to the notes—Applicable statutes allow courts, under specific circumstances, to avoid the subsidiary guarantees of the fixed rate notes and the floating rate notes and the related second-priority liens with respect to the floating rate notes.”

Pursuant to the Indentures, (A) a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “—Covenants Relating to All the Notes—Merger and Consolidation” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “—Covenants Relating to All the Notes—Limitation on Sales of Assets and Subsidiary Stock;” provided, however, that in the case of the consolidation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor as set forth in (A) above, if such other Person is not the Company or a Subsidiary Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee must be expressly assumed by such other Person, except that such assumption will not be required (and such Subsidiary Guarantee will be released) in the case of:

(1) the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2) the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Company or a Restricted Subsidiary of the Company and as permitted by the Indentures and if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guarantee will be released from its obligations thereunder.

The Subsidiary Guarantee of a Subsidiary Guarantor also will be released with respect to a series of notes:

(1) upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary under the applicable Indenture;

(2) at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guaranty Agreement pursuant to the covenant described under “—Covenants Relating to All the Notes—Future Guarantors” and applicable to such series of notes; or

(3) if we exercise our legal defeasance option or our covenant defeasance option as described under “—Defeasance” under the applicable Indenture or if our obligations under the applicable Indenture are discharged in accordance with the terms of such Indenture.

Ranking

All Notes—Liabilities of Subsidiaries

All of our operations are conducted through our subsidiaries. Some of our subsidiaries are not Guaranteeing the notes, and, as described above under “—Guarantees,” Subsidiary Guarantees may be released under certain circumstances. In addition, our future subsidiaries may not be required to Guarantee the notes. Claims of creditors of such non-guarantor subsidiaries, including trade creditors and creditors holding indebtedness or Guarantees issued by such non-guarantor subsidiaries, and claims of preferred stockholders of such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including Holders of the notes. Accordingly, the notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of our non-guarantor subsidiaries.

At March 31, 2004, the total liabilities of our non-guarantor subsidiaries (other than the Subsidiary Guarantors) were approximately $138 million, including trade payables. Although the Indentures limit the incurrence of Indebtedness and preferred stock of certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indentures do not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indentures. See “—Covenants Relating to All the Notes—Limitation on Indebtedness.”

Floating Rate Notes

The indebtedness evidenced by the floating rate notes and the Floating Rate Guarantees will be senior secured indebtedness, will rank pari passu in right of payment to all existing and future Senior Indebtedness of the Company and the Subsidiary Guarantors, as the case may be, will have the benefit of the second-priority security interest on the Collateral as described under “—Security for the Floating Rate Notes” and will rank senior in right of payment to all existing and future Subordinated Obligations of the Company and the Subsidiary Guarantors, as the case may be. Pursuant to the Security Documents and the Intercreditor Agreement, the security interests securing the floating rate notes and the Floating Rate Guarantees are second in priority (subject to Permitted Liens and to certain exceptions described under the heading “—Security for the Floating Rate Notes”) to all security interests at any time granted to secure First Lien Obligations.

Fixed Rate Notes

The payment of the principal of, premium, if any, and interest on the fixed rate notes and the payment of the Fixed Rate Guarantees will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the Company or the relevant Subsidiary Guarantor, as the case may be, with respect to the fixed rate notes, including the obligations of the Company and such Subsidiary Guarantor under the Credit Agreement or any Guarantees entered into in connection therewith, as the case may be.

As of March 31, 2004, after giving pro forma effect to the Refinancing:

(1) the Company’s Senior Indebtedness with respect to the fixed rate notes would have been approximately $276.7 million;

(2) the Senior Indebtedness of the Subsidiary Guarantors with respect to the fixed rate notes would have been approximately $294.3 million, including approximately $125.0 million of indebtedness represented by our Subsidiary Guarantors’ guarantees of the floating rate notes; and

(3) the Company would have had $113.7 million available to draw under the revolving credit facility of the Credit Agreement.

Although the Fixed Rate Indenture contains limitations on the amount of additional Indebtedness that the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness with respect to the fixed rate notes. See “—Covenants Relating to All the Notes—Limitations on Indebtedness.”

Other Senior Subordinated Indebtedness versus Fixed Rate Notes

Only Indebtedness of the Company or of a Subsidiary Guarantor that is Senior Indebtedness with respect to the fixed rate notes will rank senior to the fixed rate notes and the Fixed Rate Guarantees in accordance with the provisions of the Fixed Rate Indenture. The fixed rate notes and each Fixed Rate Guarantee will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company and the relevant Subsidiary Guarantor, respectively. As of March 31, 2004, after giving pro forma effect to the Refinancing, the Company would have had $313.7 million of Senior Subordinated Indebtedness outstanding, including the fixed rate notes.

We and the Subsidiary Guarantors have agreed in the Fixed Rate Indenture that we and they will not Incur any Indebtedness that is subordinate or junior in right of payment to our Senior Indebtedness or the Senior Indebtedness of such Subsidiary Guarantors, unless such Indebtedness is Senior Subordinated Indebtedness of the Company or the Subsidiary Guarantors, as applicable, or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company or the Subsidiary Guarantors, as applicable. The Fixed Rate Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Payment of Fixed Rate Notes

We are not permitted to pay principal of, premium, if any, or interest on the fixed rate notes or make any deposit pursuant to the provisions described under “—Defeasance” below with respect to the fixed rate notes and may not purchase, redeem or otherwise retire any fixed rate notes (collectively, “pay the notes”) if either of the following occurs (a “Payment Default”):

(1) any Obligation on any Senior Indebtedness of the Company is not paid in full in cash when due; or

(2) any other default on Senior Indebtedness of the Company occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, we are permitted to pay the fixed rate notes if we and the Fixed Rate Trustee receive written notice approving such payment from the Representatives of all Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we are not permitted to pay the fixed rate notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to us) of written notice (a “Blockage Notice”) of such default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Fixed Rate Trustee and us from the Person or Persons who gave such Blockage Notice;

(2) because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

(3) because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

Notwithstanding the provisions described above, unless the Holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, we are permitted to resume paying the fixed rate notes after the end of such Payment Blockage Period. The fixed rate notes shall not be subject to more than one Payment Blockage Period in any 360 consecutive day period irrespective of the number of defaults with respect to Designated Senior Indebtedness of the Company during such period. For purposes of this paragraph, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to any Designated Senior Indebtedness and that was the basis for the initiation of such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness.

Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property:

(1) the Holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of such Senior Indebtedness before the Holders of the fixed rate notes are entitled to receive any payment;

(2) until the Senior Indebtedness of the Company is paid in full in cash, any payment or distribution to which Holders of the fixed rate notes would be entitled but for the subordination provisions of the Fixed Rate Indenture will be made to Holders of such Senior Indebtedness as their interests may appear, except that Holders of notes may receive certain Capital Stock and subordinated debt obligations; and

(3) if a payment or distribution is made to Holders of the fixed rate notes that, due to the subordination provisions, should not have been made to them, such Holders of the fixed rate notes are required to hold it in trust for the Holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Fixed Rate Indenture upon the failure of the Company to pay interest or principal with respect to the fixed rate notes when due by their terms. If payment of the fixed rate notes is accelerated because of an Event of Default, the Company or the Fixed Rate Trustee must promptly notify the Holders of Designated Senior Indebtedness of the Company or the Representative of such Designated Senior Indebtedness of the acceleration.

A Subsidiary Guarantor’s obligations under its Subsidiary Guarantee are senior subordinated obligations. As such, the rights of Noteholders to receive payment by a Subsidiary Guarantor pursuant to its Subsidiary Guarantee will be subordinated in right of payment to the rights of Holders of Senior Indebtedness of such Subsidiary Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Company’s obligations under the fixed rate notes apply equally to a Subsidiary Guarantor and the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee.

By reason of the subordination provisions contained in the Fixed Rate Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Company or a Subsidiary Guarantor who are Holders of Senior Indebtedness of the Company or a Subsidiary Guarantor, as the case may be, may recover more, ratably, than the Holders of the fixed rate notes, and creditors of ours who are not Holders of Senior Indebtedness may recover less, ratably, than Holders of our Senior Indebtedness and may recover more, ratably, than the Holders of the fixed rate notes.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Fixed Rate Trustee for the payment of principal of and interest on the fixed rate notes pursuant to the provisions described under “—Defeasance.”

Book-Entry, Delivery and Form

The new notes will be in the form of one or more registered global notes without interest coupons (collectively, the “Global Notes”). Upon issuance, the Global Notes will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominees, in each case for credit to the accounts of DTC participants and indirect participants (as defined below).

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing agency” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations that are participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indentures for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indentures. Under the terms of the Indentures, the Company and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

DTC has advised the Company that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (A) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and DTC fails to appoint a successor depository or (B) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

(2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indentures. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

The Company will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Change of Control

Under the terms of each Indenture, upon the occurrence of any of the following events (each a “Change of Control”), each Holder shall have the right to require that the Company repurchase such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1) prior to the first public offering of common stock of the Company, the Permitted Holders cease to be the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company, whether as a result of issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, or any direct or indirect transfer of securities (for purposes of this clause (1) and clause (2) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of a Person (the “specified person”) held by any other Person (the “parent entity”) so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity);

(2) after the first public offering of common stock of the Company, any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders or an underwriter of equity securities in a public offering, is or becomes the beneficial owner (as defined in clause (1) above, except that for purposes of this clause (2) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company; provided, however, that the Permitted Holders beneficially own (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors (for the purposes of this clause (2), such other person shall be deemed to beneficially own any Voting Stock of a specified person held by a parent entity, if such other person is the beneficial owner (as defined in this clause (2)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders beneficially own (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity);

(3) individuals who on the Issue Date constituted the Board of Directors (together with any new directors (A) whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved or (B) who were elected to the Board of Directors pursuant to the Stockholders Agreement) cease for any reason to constitute a majority of the Board of Directors then in office;

(4) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company

(determined on a consolidated basis) to another Person other than (A) a transaction in which the survivor or transferee is one or more Permitted Holders or a Person or Persons that is controlled by one or more of the Permitted Holders or (B) a transaction following which (i) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (ii) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the notes and a Subsidiary of the transferor of such assets; or

(5) the adoption of a plan relating to the liquidation or dissolution of the Company.

Within 30 days following any Change of Control (but subject to compliance with the immediately succeeding paragraph), we will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Change of Control (including relevant financial information);

(3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its notes purchased.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indentures applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indentures, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “—Covenants Relating to All the Notes—Limitation on Indebtedness,” and, with respect to the floating rate notes only, “—Limitation on Liens” and “—Limitation on Sale/Leaseback Transactions.” Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the Indentures will not contain any covenants or provisions that may afford Holders of the notes protection in the event of a highly leveraged transaction.

The Credit Agreement provides that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder.

Under the Floating Rate Indenture, in the event a Change of Control occurs at a time when we are prohibited from purchasing floating rate notes, we may seek the consent of our lenders to the purchase of floating rate notes or may attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing floating rate notes. In such case, our failure to offer to purchase floating rate notes after any applicable notice and lapse of time would constitute a Default under the Floating Rate Indenture, which would, in turn, constitute a default under the Credit Agreement.

Under the Fixed Rate Indenture, in the event that at the time of such Change of Control the terms of any Senior Indebtedness of the Company (including the Credit Agreement) restrict or prohibit the purchase of fixed rate notes following such Change of Control, then prior to the mailing of the notice to Holders but in any event within 30 days following any Change of Control, we undertake to (1) repay in full all such Senior Indebtedness or (2) obtain the requisite consents under the agreements governing such Senior Indebtedness to permit the repurchase of the fixed rate notes. If we do not repay such Senior Indebtedness or obtain such consents, we will remain prohibited from purchasing fixed rate notes. In such case, our failure to comply with the foregoing undertaking, after appropriate notice and lapse of time, would result in an Event of Default under the Fixed Rate Indenture, which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Fixed Rate Indenture would likely restrict payment to the Holders of fixed rate notes.

Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require us to repurchase their notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the Holders of notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of notes may require the Company to make an offer to repurchase the notes as described above.

The provisions under the Floating Rate Indenture and the Fixed Rate Indenture, relative to our obligation to make an offer to repurchase the floating rate notes or the fixed rate notes, as the case may be, as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the floating rate notes or the fixed rate notes, respectively.

Covenants Relating to all the Notes

Both the Floating Rate Indenture and the Fixed Rate Indenture contain covenants including, among others, the following:

Limitation on Indebtedness

(a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and any Subsidiary Guarantor will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis the Consolidated Coverage Ratio exceeds 2.00 to 1.00.

(b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1) Indebtedness Incurred by the Company and its Restricted Subsidiaries pursuant to any Credit Agreement or any Permitted Receivables Financing and any Indebtedness represented by the floating rate notes and any Indebtedness that directly or indirectly Refinances any floating rate notes; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the greater of (A) $280.0 million less the sum (but not to exceed $125.0 million) of all principal payments with respect to such Indebtedness pursuant to paragraph (a)(3)(A) of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” and (B) the sum of (i) 75% of the book value of the inventory of the Company and its Restricted Subsidiaries and (ii) 85% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries;

(2) Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes, and (C) if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such obligor with respect to its Subsidiary Guarantee;

(3) Indebtedness represented by the fixed rate notes (other than any Additional Fixed Rate Notes);

(4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

(5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company or a Restricted Subsidiary (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Company would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4), (5) or (11) or this clause (6); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

(7) Hedging Obligations consisting of Interest Rate Agreements and Currency Agreements entered into in the ordinary course of business and not for the purpose of speculation; provided, however, that such Interest Rate Agreements and Currency Agreements do not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder;

(8) obligations in respect of performance, bid and surety bonds, completion guarantees and banker’s acceptances provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(9) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(10) Indebtedness consisting of the Subsidiary Guarantee of a Subsidiary Guarantor and any Guarantee by a Subsidiary Guarantor of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (2), (3), (4), (7), or (8) or pursuant to clause (6) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3) or (4);

(11) Indebtedness of the Company and its Restricted Subsidiaries, to the extent the proceeds thereof are immediately used after the Incurrence thereof to purchase fixed rate notes tendered in an offer to purchase made as a result of a Change of Control;

(12) Indebtedness of the Company and its Restricted Subsidiaries arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, in any case Incurred in connection with the disposition of any assets of the Company or any Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such assets for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition;

(13) Purchase Money Indebtedness and Capital Lease Obligations Incurred to finance the acquisition of any lease or improvement of property (real or personal) equipment or other assets in the ordinary course of business and which, when added together with all Refinancing Indebtedness Incurred in respect of Indebtedness previously Incurred pursuant to this clause (13) and then outstanding, do not exceed $50.0 million in the aggregate at any time outstanding;

(14) Non-Recourse Indebtedness of Non-Recourse Foreign Subsidiaries in an aggregate principal amount outstanding at any time not to exceed $50.0 million; provided, however, any Incurrence of or change in any Indebtedness which results in any such Foreign Subsidiary ceasing to be a Non-Recourse Foreign Subsidiary shall be deemed to constitute the Incurrence by such Foreign Subsidiary of all its Indebtedness then outstanding; and

(15) Indebtedness of the Company or of any Restricted Subsidiary in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and the Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (14) above or paragraph (a)) does not exceed $50.0 million.

(c) Notwithstanding the foregoing, neither the Company nor any Restricted Subsidiary will incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance (1) any Subordinated Obligations of the Company or any Restricted Subsidiary unless such Indebtedness shall be subordinated to the notes or the applicable Subsidiary Guarantee to at least the same extent as such Subordinated Obligations or (2), under the Fixed Rate Indenture only, any Senior Subordinated Indebtedness (other than the fixed rate notes) unless such Indebtedness shall be Senior Subordinated Indebtedness or shall be subordinated to the fixed rate notes and the Fixed Rate Guarantees, as applicable.

(d) For purposes of determining compliance with this covenant:

(1) any Indebtedness remaining outstanding under the Credit Agreement after the application of the net proceeds from the sale of the notes will be treated as Incurred on the Issue Date under clause (1) of paragraph (b) above;

(2) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above in clauses (a) and (b), the Company, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses; provided, however, that any Indebtedness classified as Incurred pursuant to clauses (b)(13) or (b)(15) above may later be reclassified as having been Incurred pursuant to paragraph (a) above to the extent that such reclassified Indebtedness could be Incurred pursuant to paragraph (a) above at the time of such reclassification; and

(3) the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above.

(e) The Fixed Rate Indenture only will also provide that notwithstanding paragraphs (a) and (b) above, neither the Company nor any Subsidiary Guarantor will Incur (1) any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of the Company or such Subsidiary Guarantor, as applicable, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company or such Subsidiary Guarantor, as applicable, or (2) any Secured Indebtedness that is not Senior Indebtedness of such Person unless contemporaneously therewith such Person makes effective provision to secure the fixed rate notes or the relevant Fixed Rate Subsidiary Guarantee, as applicable, equally and ratably with such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

(f) For purposes of determining compliance with any U.S. dollar denominated restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a currency other than U.S. dollars, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a currency other than U.S. dollars is subject to a Currency Agreement covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

Limitation on Restricted Payments

(a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness;” or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount of any payments made in property other than in cash to be valued at the Fair Market Value of such property) since the Issue Date would exceed the sum of (without duplication):

(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter ending at least 45 days (or, if less, the number of days after the end of such fiscal quarter as the consolidated financial statements of the Company shall be provided to the Noteholders pursuant to the Indenture) prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B) 100% of the aggregate Net Cash Proceeds and the Fair Market Value of any other property and assets (other than Indebtedness) received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees to the extent that the purchase by such plan or trust is financed by Indebtedness of such plan or trust to the Company or any Subsidiary or for which the Company or any Subsidiary is liable, directly or indirectly, as a guarantor or otherwise (including by the making of cash contributions to such plan or trust which are used to pay interest or principal on such Indebtedness)) and 100% of any cash capital contribution received by, and Fair Market Value of any other property and assets (other than Indebtedness) contributed to, the Company from its stockholders subsequent to the Issue Date; plus

(C) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company’s consolidated balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

(D) an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s or the Restricted Subsidiary’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b) The preceding provisions will not prohibit:

(1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees to the extent that the purchase by such plan or trust is financed by Indebtedness of such plan or trust to the Company or any Subsidiary or for which the Company or any Subsidiary is liable, directly or indirectly, as a guarantor or otherwise (including by the making of cash contributions to such plan or trust which are used to pay interest or principal on such Indebtedness)) or a substantially concurrent cash capital contribution received by the Company from its stockholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Subsidiary Guarantor (A) made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of such Person which is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness” or (B) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock;” provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or results therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(4) so long as no Default has occurred and is continuing, the repurchase or other acquisition of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases, dividends, distributions and other acquisitions (excluding amounts representing cancelation of Indebtedness) shall not exceed the sum of (A) $2.0 million in any calendar year and (B) the Net Cash Proceeds received by the Company after the Issue Date from the sale of such shares to, or the exercise of the option to purchase such shares by, employees or directors of the Company or any of its Subsidiaries (“Received Cash”) if such Received Cash has not previously served as the basis for a Restricted Payment pursuant to clause 3(B) of paragraph (a) above or clause (1) of this paragraph (b); provided further, however, that (A) such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments and (B) the amount of Received Cash shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above and the amount of Net Cash Proceeds in clause (1) of this paragraph (b);

(5) payments of dividends on Disqualified Stock Incurred pursuant to the covenant described under “—Limitation on Indebtedness;” provided, however, that at the time of payment of such dividend, no Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(6) repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(7) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors); provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(8) in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the notes as a result of such Change of Control and has repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such repurchase and other acquisitions shall be included in the calculation of the amount of Restricted Payments;

(9) any purchase or redemption of Disqualified Stock of the Company or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock of the Company or, in the case of Disqualified Stock of a Restricted Subsidiary, such Restricted Subsidiary but only to the extent such Disqualified Stock is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness;” provided, however, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments;

(10) payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (2) of paragraph (b) of the covenant described under “—Limitation on Indebtedness;” provided, however, that no Default has occurred and is continuing or would otherwise result therefrom; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(11) the distribution, as a dividend or otherwise, of shares of Capital Stock or assets of an Unrestricted Subsidiary provided that the Fair Market Value (as determined in good faith by the Board of Directors of the Company) of such shares of Capital Stock or assets shall not exceed the amount of the Investments that were made (and not subsequently reduced pursuant to clause 3(D) of paragraph (a) above) by the Company in such Unrestricted Subsidiary (and its Subsidiaries after giving effect to such distribution) and were treated as Restricted Payments or were included in the calculation of the amount of the Restricted Payments previously made; provided, however, that (A) such distributions shall be excluded in the calculation of the amount of Restricted Payments, and (B) any net reduction in Investments in such Unrestricted Subsidiary resulting from such distribution shall be excluded from the calculation of amounts under clause 3(D) of paragraph (a) above;

(12) any Investment in any Person engaged in a Related Business in an aggregate amount which, when added together with the amount of all the Investments made pursuant to this clause (12) which at such time have not been repaid through repayments of loans or advances or other transfers of assets, does not exceed the greater of $30.0 million or 3.5% of Total Assets (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that such Investments shall be excluded in the calculation of the amount of Restricted Payments; or

(13) Restricted Payments in an amount which, when taken together with all Restricted Payments made pursuant to this clause (13), does not exceed $5.0 million; provided, however, that (A) at the time of each such Restricted Payment, no Default shall have occurred and be continuing (or result therefrom) and (B) such payments shall be included in the calculation of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

(1) with respect to clauses (a), (b) and (c),

(A) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

(B) any encumbrance or restriction contained in the terms of any Indebtedness Incurred pursuant to clause (b)(1) and (2) of the covenant described under “—Limitation on Indebtedness” or any agreement pursuant to which such Indebtedness was issued if (i) either (x) the encumbrance or restriction applies only in the event of and during the continuance of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement or (y) the Company determines at the time any such Indebtedness is Incurred (and at the time of any modification of the terms of any such encumbrance or restriction) that any such encumbrance or restriction will not materially affect the Company’s ability to make principal or interest payments on the notes and any other Indebtedness that is an obligation of the Company and (ii) the encumbrance or restriction is not materially more disadvantageous to the Holders of the notes than is customary in comparable financings or agreements (as determined by the Company in good faith);

(C) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(D) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (D) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (D); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are, in the good faith judgment of the Board of Directors, no less favorable to the Holders of the notes, taken as a whole, than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(E) any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(F) any encumbrance or restriction with respect to any Receivables Subsidiary pursuant to an agreement related to Indebtedness of the Receivables Subsidiary which is permitted under the covenant described under “—Limitation on Indebtedness” or pursuant to any agreement relating to a Financing Disposition to or by the Receivables Subsidiary;

(G) any encumbrance or restriction with respect to the disposition or distribution of assets or property and contained in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

(H) any restriction contained in any agreement or instrument governing Capital Stock (other than Disqualified Stock) of any Restricted Subsidiary that is in effect on the date such Restricted Subsidiary is acquired by the Company or a Restricted Subsidiary; or

(2) with respect to clause (c) only

(A) any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder; and

(B) any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages.

Limitation on Sales of Assets and Subsidiary Stock

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors, of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be)

(A) first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or Indebtedness (other than any Disqualified Stock) of a Restricted Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets (provided that, under the Floating Rate Indenture only, if the assets that were the subject of such Asset Disposition constituted Collateral, then such Additional Assets shall be pledged at the time of their acquisition to the Floating Rate Trustee as Collateral except for assets of Foreign Subsidiaries, unless such assets are pledged to secure Obligations of the Company or Domestic Subsidiaries for the benefit of the Holders of the floating rate notes, subject to Permitted Liens and the Intercreditor Agreement) in each case within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash (or enter into a binding commitment within such year to acquire additional assets, provided that such commitment shall be subject to only customary conditions (other than financing) and such acquisition shall be consummated within 365 days after the end of such one-year period); and

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the Holders of the notes (and, (x) under the Floating Rate Indenture, to holders of other Senior Indebtedness of the Company designated by the Company, or (y) under the Fixed Rate Indenture, to Holders of other Senior Subordinated Indebtedness of the Company designated by the Company) to purchase notes (and, (x) under the Floating Rate Indenture, such other Senior Indebtedness of the Company, or (y) under the Fixed Rate Indenture, such other Senior Subordinated Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture;

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $10.0 million and then only to such extent. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1) the assumption of Senior Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Senior Indebtedness in connection with such Asset Disposition; and

(2) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash, to the extent of cash received in that conversion.

(b) Under the Floating Rate Indenture, in the event of an Asset Disposition that requires the purchase of floating rate notes (and other Senior Indebtedness of the Company) pursuant to clause (a)(3)(C) above, the Company will purchase floating rate notes tendered pursuant to an offer by the Company for the floating rate notes (and such other Senior Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Floating Rate Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase floating rate notes (and other Senior Indebtedness of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

Under the Fixed Rate Indenture, in the event of an Asset Disposition that requires the purchase of fixed rate notes (and other Senior Subordinated Indebtedness of the Company) pursuant to clause (a)(3)(C) above, the Company will purchase fixed rate notes tendered pursuant to an offer by the Company for the notes (and such other Senior Subordinated Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Subordinated Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Subordinated Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Subordinated Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Fixed Rate Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the fixed rate notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase fixed rate notes (and other Senior Subordinated Indebtedness of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

(c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

(a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1) the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2) if such Affiliate Transaction involves an amount in excess of $5.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

(3) if such Affiliate Transaction involves an amount in excess of $10.0 million, the Board of Directors shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.

(b) The provisions of the preceding paragraph (a) will not prohibit:

(1) any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to (but only to the extent included in the calculation of the amount of Restricted Payments made pursuant to paragraph (a)(3) of) the covenant described under “—Limitation on Restricted Payments;”

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors;

(3) loans or advances to employees in the ordinary course of business of the Company or its Restricted Subsidiaries, but in any event not to exceed $2.5 million in the aggregate outstanding at any one time;

(4) the payment of fees, compensation or employee benefit arrangements to directors, officers or employees of the Company and its Restricted Subsidiaries in the ordinary course of business;

(5) indemnity provided for the benefit of directors, officers or employees of the Company or any Restricted Subsidiary in the ordinary course of business;

(6) any transaction with a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(7) the payment of management, consulting and advisory fees and related expenses made pursuant to the Advisory Agreements and the payment of other customary management, consulting and advisory fees and related expenses to CVC and any of its Affiliates consistent with past practice in connection with transactions of the Company or its Restricted Subsidiaries or pursuant to any management, consulting, financial advisory, financing, underwriting or placement agreement or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which fees and expenses are made pursuant to arrangements that the Board of Directors of the Company in good faith determine comply with clause (a)(1) above; and

(8) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company.

Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries

The Company will not:

(1) sell, pledge, hypothecate or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary (other than pledges of Capital Stock securing Indebtedness under paragraph (b)(1) of the covenant described under “—Limitation on Indebtedness”); or

(2) permit any Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any shares of its Capital Stock other than (A) to the Company or a Wholly Owned Subsidiary, (B) directors’ qualifying shares, (C) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary or (D) with respect to the common stock of any Restricted Subsidiary, in a Public Equity Offering as a result of or after which a Public Market exists; provided, however, that, in the case of clauses (C) and (D), such issuance, sale or disposition or Public Equity Offering complies with the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock.” Upon any issuance or sale of Capital Stock pursuant to clause (C) above and delivery of a supplemental indenture to the applicable Trustee in accordance with the terms of the applicable Indenture, any such Restricted Subsidiary that is a Subsidiary Guarantor shall be released from all its obligations under its Subsidiary Guarantee.

For purposes of this covenant, the creation of a Lien on any Capital Stock of a Restricted Subsidiary to secure Indebtedness of the Company or any of its Restricted Subsidiaries will not be deemed to be a violation of this covenant; provided, however, that any sale or other disposition by the secured party of such Capital Stock following foreclosure of its Lien will be subject to this covenant.

Merger and Consolidation

(a) The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the notes and the Indentures;

(2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3) (A) immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness” or (B) the Consolidated Coverage Ratio on the date of such transaction after giving pro forma effect thereto would be equal to or greater than the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction; and

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures (if any) comply with the Indentures;

provided, however, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more subsidiaries of the Company, which properties and assets, if held by the Company instead of such subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indentures, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the notes.

(b) The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1) except in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, in both cases, if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition, the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guarantee;

(2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

Future Guarantors

Each Indenture will provide that the Company will cause each domestic Restricted Subsidiary that Incurs any Indebtedness (other than Indebtedness permitted to be Incurred pursuant to clauses (b)(2), (b)(7), (b)(8) and (b)(9) of the covenant described under “—Limitation on Indebtedness”) to, and each Foreign Subsidiary that enters into a Guarantee of any Senior Indebtedness (other than a Foreign Subsidiary that Guarantees Senior Indebtedness Incurred by another Foreign Subsidiary) to, in each case, at the same time, execute and deliver to the Trustees Guaranty Agreements pursuant to which such Restricted Subsidiary will Guarantee payment of both the floating rate notes and the fixed rate notes on the same terms and conditions as those set forth in the Floating Rate Indenture and the Fixed Rate Indenture, respectively.

SEC Reports

Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (subject to the next sentence) and provide the Trustees and Noteholders, under both the Floating Rate Indenture and the Fixed Rate Indenture, with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided at the times specified for the filings of such reports under such Sections and containing all the information, audit reports and exhibits required for such reports. If at any time, the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding sentence with the SEC within the time periods required unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Company will post the reports specified in the preceding sentence on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

Covenants Relating to the Floating Rate Notes Only

Limitation on Liens

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien (the “Initial Lien”) of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, (i) securing any Indebtedness (other than Permitted Liens) without effectively providing that the floating rate notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured, (ii) securing any Indebtedness that directly or indirectly Refinances any floating rate notes (other than Indebtedness that directly or indirectly Refinances any floating rate notes purchased by the Company in a Change of Control Offer) without effectively providing that any remaining floating rate notes shall be secured equally and ratably with (or prior to) such Indebtedness so long as such Indebtedness is so secured, or (iii) only in the case of the Company or a Restricted Subsidiary that is a Subsidiary Guarantor, securing any First Lien Obligations without effectively providing that the floating rate notes shall be granted a second-priority security interest (subject to Permitted Liens) upon the property constituting the collateral for such First Lien Obligations; provided, however, that if granting such second-priority security interest requires the consent of a third party, the Company will use commercially reasonable efforts to obtain such consent with respect to the second-priority interest for the benefit of the Floating Rate Trustee on behalf of the Holders of the floating rate notes; provided further, however, that if such third party does not consent to the granting of such second-priority security interest after the use of commercially reasonable efforts, the Company will not be required to provide such security interest.

Any Lien created for the benefit of the Holders of the floating rate notes pursuant to clause (i) or (ii) of the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on Sale/Leaseback Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless:

(1) the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under “—Limitation on Indebtedness” and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the notes pursuant to the covenant described under “—Limitation on Liens;”

(2) the consideration received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the Fair Market Value (as determined by the Board of Directors) of such property; and

(3) the Company applies the proceeds of such transaction in compliance with the covenant described under “—Limitation on Sale of Assets and Subsidiary Stock.”

Impairment of Security Interest

The Company will not, and will not permit any of its Restricted Subsidiaries to, take or knowingly or negligently omit to take, any action which action or omission might or would have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Floating Rate Trustee and the Holders of the floating rate notes, and the Company will not, and will not permit any of its Restricted Subsidiaries to, grant any interest whatsoever in any of the Collateral other than with respect to Indebtedness incurred pursuant to clause (b)(1) of the covenant described under “—Limitation on Indebtedness”.

Amendment to Security Documents

The Company shall not amend, modify or supplement, or permit or consent to any amendment, modification or supplement of, the Security Documents in any way that would be adverse to the holders of the floating rate notes in any material respect, except as described above under “—Security for the Floating Rate Notes” or as permitted under “—Amendments and Waivers.”

After-Acquired Property

Upon the acquisition by the Company or any Subsidiary Guarantor of any First-Priority After-Acquired Property, the Company or such Subsidiary Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and certificates and opinions of counsel as shall be reasonably necessary to vest in the Floating Rate Trustee a perfected security interest, subject only to Permitted Liens, in such First-Priority After-Acquired Property and to have such First-Priority After-Acquired Property added to the Collateral, and thereupon all provisions of the Floating Rate Indenture relating to the Collateral shall be deemed to relate to such First-Priority After-Acquired Property to the same extent and with the same force and effect; provided, however, that if granting such second-priority security interest in such First-Priority After-Acquired

Property requires the consent of a third party, the Company will use commercially reasonable efforts to obtain such consent with respect to the second-priority interest for the benefit of the Floating Rate Trustee on behalf of the Holders of the floating rate notes; provided further, however, that if such third party does not consent to the granting of such second-priority security interest after the use of commercially reasonable efforts, the Company will not be required to provide such security interest.

Defaults

(a) An Event of Default is defined in the Floating Rate Indenture and the Fixed Rate Indenture as:

(1) a default in the payment of interest on the applicable notes when due, continued for 30 days;

(2) a default in the payment of principal of any applicable note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3) the failure by the Company to comply with its obligations under the relevant Indenture and described under “—Covenants Relating to All the Notes—Merger and Consolidation” above;

(4) the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants under the relevant Indenture and described above under “—Change of Control” (other than a failure to purchase notes) or under “—Covenants Relating to All the Notes” under “—Limitation on Indebtedness,” “—Limitation on Restricted Payments,” “—Limitation on Restrictions on Distributions from Restricted Subsidiaries,” “—Limitation on Sales of Assets and Subsidiary Stock” (other than a failure to purchase notes), “—Limitation on Affiliate Transactions,” “—Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries,” “—Future Guarantors,” or “—SEC Reports;”

(5) the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the relevant Indenture;

(6) Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million or its U.S. Dollar Equivalent at the time (the “cross acceleration provision”);

(7) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the “bankruptcy provisions”);

(8) any judgment or decree for the payment of money in excess of $10.0 million or its U.S. Dollar Equivalent at the time is entered against the Company or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the “judgment default provision”); or

(9) a Subsidiary Guarantee with respect to the applicable notes ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee with respect to the applicable notes.

(b) Each of the following is an Event of Default under the Floating Rate Indenture only:

(1) the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “—Limitation on Liens”, “—Limitation on Sale/Leaseback Transactions”, “—Impairment of Security Interest”, “— Amendment to Security Documents” or “—After-Acquired Property”;

(2) the security interest under the Security Documents shall, at any time, cease to be in full force and effect for any reason other than the satisfaction in full of all obligations under the Floating Rate Indenture and discharge of the Floating Rate Indenture or any security interest created thereunder shall be declared invalid or unenforceable or the Company or any Subsidiary Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable (the “security default provision”); or

(3) the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Security Documents.

(c) However, with respect to either Indenture, as the case may be, a default under clauses (a)(4), (a)(5), (b)(1) and (b)(3) will not constitute an Event of Default until the applicable Trustee or the Holders of 25% in principal amount of the outstanding floating rate notes or fixed rate notes, as the case may be, notify the Company of the default and the Company does not cure such default within the time specified in such clause after receipt of such notice.

(d) If an Event of Default occurs and is continuing, the applicable Trustee or the Holders of at least 25% in principal amount of the outstanding floating rate notes or fixed rate notes, as the case may be, may declare the principal of and accrued but unpaid interest on all such notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustees or any Holders of the notes. Under certain circumstances, the Holders of a majority in principal amount of the outstanding floating rate notes or fixed rate notes may rescind any such acceleration with respect to such notes and its consequences.

(e) Subject to the provisions of each Indenture relating to the duties of the respective Trustees, in case an Event of Default occurs and is continuing, the applicable Trustee will be under no obligation to exercise any of the rights or powers under the applicable Indenture at the request or direction of any of the Holders of the notes unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a note may pursue any remedy with respect to the applicable Indenture or the notes unless:

(1) such Holder has previously given the related Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding applicable notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the related Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the related Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in principal amount of the outstanding applicable notes have not given the related Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding floating rate notes or fixed rate notes, as the case may be, are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the relevant Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a note or that would involve the Trustee in personal liability.

(f) If a Default occurs, is continuing and is known to the applicable Trustee, the Trustee must mail to each Holder of the notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any note, the applicable Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is not opposed to the interest of the Holders of the notes. In addition, we are required to deliver to the Trustees, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustees, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, both Indentures and the Security Documents may be amended with the consent of the Holders of a majority in principal amount of the floating rate notes or fixed rate notes, as the case may be, then outstanding (including consents obtained in connection with a tender offer or exchange for such notes) and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of such notes then outstanding. However, without the consent of each Holder of an outstanding floating rate note or fixed rate note affected thereby, an amendment or waiver may not, among other things:

(1) reduce the amount of such notes whose Holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any such note;

(3) reduce the principal of or change the Stated Maturity of any such note;

(4) reduce the amount payable upon the redemption of any such note or change the time at which any such note may be redeemed as described under “—Optional Redemption” above;

(5) make any such note payable in money other than that stated in such note;

(6) impair the right of any Holder of such notes to receive payment of principal of and interest on such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes;

(7) make any change in, the amendment provisions which require each Holder’s consent or in the waiver provisions;

(8) make any change in the ranking or priority of any such note that would adversely affect the relevant Noteholders;

(9) make any change in, or release other than in accordance with the Floating Rate or Fixed Rate Indenture, as the case may be, any Subsidiary Guarantee that would adversely affect the Noteholders; or

(10) make any change in any Security Document, the Intercreditor Agreement or the provisions in the Indenture dealing with Security Documents or application of Trust proceeds of the Collateral that would adversely affect the relevant Noteholders.

Notwithstanding the preceding, without the consent of any Holder of the notes, the Company, the Subsidiary Guarantors and the applicable Trustee may amend the applicable Indenture or the Security Documents:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for the assumption by a successor corporation of the obligations of the Company, or any Subsidiary Guarantor under the Indentures;

(3) to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4) to add Guarantees with respect to the notes, including any Subsidiary Guaranties, or to secure the notes;

(5) to add to the covenants of the Company or a Subsidiary Guarantor for the benefit of the Holders of the notes or to surrender any right or power conferred upon the Company or a Subsidiary Guarantor;

(6) to make any change that does not adversely affect the rights of any Holder of the notes;

(7) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(8) to make any amendment to the provisions of the Indenture relating to the form, authentication, transfer and legending of notes; provided, however, that (a) compliance with the Indenture as so amended would not result in notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially affect the rights of Holders to transfer notes; or

(9) in the case of the Security Documents, to give effect to the provisions of the Intercreditor Agreement (or any replacement intercreditor agreement) or to the release of Collateral permitted by the provisions of the Floating Rate Indenture.

However, no amendment may be made to the subordination provisions of the Fixed Rate Indenture that adversely affects the rights of any Holder of Senior Indebtedness of the Company or a Subsidiary Guarantor then outstanding unless the Holders of such Senior Indebtedness (or their Representative) consent to such change.

The consent of the Holders of the notes is not necessary under the Indentures to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indentures becomes effective, we are required to mail to Holders of the relevant notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of such notes, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indentures or the notes unless such consideration is offered to all Holders and is paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Transfer

The floating rate notes and the fixed rate notes will be issued in registered form and will be transferable only upon the surrender of the applicable notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

When we (1) deliver to the applicable Trustee all outstanding notes for cancelation or (2) all outstanding notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, and, in the case of clause (2), we irrevocably deposit with the applicable Trustee funds sufficient to pay at maturity or upon redemption all outstanding notes, including interest thereon to maturity or such redemption date, and if in either case we pay all other sums payable under the applicable Indenture by us, then the applicable Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

Under either Indenture, at any time, we may terminate all our obligations under the relevant notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.

In addition, at any time we may terminate our obligations under “—Change of Control” and under the covenants described under “—Covenants Relating to All the Notes” (other than the covenant described under “—Merger and Consolidation”), “—Covenants Relating to the Floating Rate Notes Only,” the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision and the security default provision described under “—Defaults” above and the limitations contained in clause (a)(3) of under “—Covenants Relating to All the Notes—Merger and Consolidation” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the related notes may not be accelerated because of an Event of Default specified in clause (a)(4), (a)(6), (a)(7) (with respect only to Significant Subsidiaries), (a)(8), (b)(1) or (b)(2) under “—Defaults” above or because of the failure of the Company to comply with clause (a)(3) under “—Covenants Relating to All the Notes—Merger and Consolidation” above. If we exercise our legal defeasance option or our covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to the its Subsidiary Guarantee and the Security Documents.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the applicable Trustee money or U.S. Government Obligations for the payment of principal and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the applicable Trustee of an Opinion of Counsel to the effect that Holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

Deutsche Bank National Trust Company is to be the Trustee under the Floating Rate Indenture and Trustee under the Fixed Rate Indenture. We have appointed Deutsche Bank National Trust Company as Registrar and Paying Agent with respect to the floating rate notes and with respect to the fixed rate notes.

Both Indentures contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

Under both Indentures, the Holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor will have any liability for any obligations of the Company or any Subsidiary Guarantor under the notes, any Subsidiary Guarantee, any Security Document or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indentures, the Security Documents and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Additional Assets” means:

(1) all or substantially all of an operating unit of a business or product line or any property, plant or equipment or other long-term assets used or useful in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

“Advisory Agreement” means the Advisory Agreement, dated December 10, 2002, by and among the Company, certain of the Company’s subsidiaries and CVC Management LLC as in effect on the Issue Date.

“Affiliate ” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “—Covenants Relating to All the Notes—Limitation on Restricted Payments,” “—Covenants Relating to All the Notes—Limitation on Affiliate Transactions” and “—Covenants Relating to All the Notes—Limitation on Sales of Assets and Subsidiary Stock” only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Asset Disposition” means any sale, lease (other than operating leases entered into in the ordinary course of business), transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary

(other than, in the case of clauses (1), (2) and (3) above,

(A) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary;

(B) for purposes of the covenant described under “—Covenants Relating to All the Notes—Limitation on Sales of Assets and Subsidiary Stock” only, (i) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under “—Covenants Relating to All the Notes— Limitation on Restricted Payments”, (ii) a disposition of all or substantially all the assets of the Company and its Restricted Subsidiaries in accordance with the covenant described under “—Covenants Relating to All the Notes—Merger and Consolidation” and (iii) a disposition of accounts receivable (and related assets) in connection with a Permitted Receivables Financing;

(C) a disposition of assets with a Fair Market Value of less than $500,000;

(D) a disposition of cash or Temporary Cash Investments;

(E) sales or other dispositions of obsolete, uneconomical, negligible, worn-out or surplus assets in the ordinary course of business (including equipment and intellectual property); and

(F) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien).

“Asset Purchase Agreement” means the Asset Purchase Agreement dated July 13, 1994, by and among the Company, DRA and General Motors Corporation.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/ Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2) the sum of all such payments.

“Bank Indebtedness” means Indebtedness that is Incurred pursuant to clause (b)(1) of the covenant described under “—Covenants Relating to All the Notes—Limitation on Indebtedness”; provided, however, that Bank Indebtedness will exclude any Indebtedness represented by the floating rate notes and any Indebtedness that directly or indirectly Refinances any floating rate notes.

“Bank Obligations” means any and all amounts payable under or in respect of the Credit Agreement including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, Guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under “—Covenants Relating to the Floating Rate Notes Only—Limitation on Liens,” a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all the collateral described in the Security Documents.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (a) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days (or, if less, the number of days after the end of such fiscal quarter as the consolidated financial statements of the Company shall be provided to the Noteholders pursuant to the Indenture) days prior to the date of such determination to (b) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period (except that, in the case of Indebtedness used to finance working capital needs incurred under a revolving credit or similar arrangement, the amount thereof shall be deemed to be the average daily balance of such Indebtedness during such four-fiscal-quarter period);

(2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was incurred solely for working capital purposes.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus (a), to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

(1) interest expense attributable to Capital Lease Obligations, in each case determined in accordance with GAAP;

(2) amortization of debt discount;

(3) capitalized interest;

(4) non-cash interest expense;

(5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6) net costs associated with Hedging Obligations (including amortization of fees);

(7) dividends accrued in respect of all Disqualified Stock of the Company and all Preferred Stock of any Restricted Subsidiary, in each case held by Persons other than the Company or a Wholly Owned Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of the Company in good faith);

(8) interest incurred in connection with Investments in discontinued operations;

(9) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary; and

(10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company or any Wholly Owned Subsidiary) in connection with Indebtedness Incurred by such plan or trust;

minus (b) to the extent included in such total interest expense, amortization of deferred financing costs, fees and expenses.

“Consolidated Net Income” means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income or loss of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A) subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B) the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition;

(3) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A) subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary consistent with such restriction during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B) the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4) any gain (or loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which are not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5) extraordinary gains or losses;

(6) the cumulative effect of a change in accounting principles;

(7) any unrealized non-cash gains or losses or charges in respect of Hedging Obligations (including those resulting from the application of FAS 133); and

(8) any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards;

in each case, for such period. Notwithstanding the foregoing, for the purposes of the covenant described under “—Covenants Relating to All the Notes—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Court Square” means Court Square Capital Limited, a Delaware corporation.

“Credit Agreement” means the Second Amended and Restated Loan and Security Agreement entered into by and among the Company, certain of its subsidiaries, Congress Financial Corporation (Central), as Administrative Agent and US Collateral Agent, Wachovia Bank, National Association, as Documentation Agent and the other financial institutions party thereto, together with the related documents thereto (including the term loans and revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

“CVC” means (i) any Subsidiary of Citigroup Inc., a Delaware corporation, including Citicorp Venture Capital Ltd., a New York corporation, and Court Square; or (ii) any investment vehicle that (A) is sponsored or managed (whether through ownership of securities having a majority of the voting power or through the management of investments) by any Subsidiary included in clause (i) hereof and (B) contains, as a part of its name, “Citigroup,” “CVC” or any variant thereof; or (iii) World Equity Partners, L.P., a Delaware limited partnership.

“CVC Investor” means (i) CVC; (ii) any officer, employee, director or general partner of CVC or the general partner of any investment vehicle included in the definition of CVC; and (iii) any trust, partnership or other entity established solely for the benefit of the Persons included in (i) or (ii) hereof.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Senior Indebtedness,” with respect to a Person means:

(1) the Bank Obligations; and

(2) any other Senior Indebtedness of such Person which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the Holders thereof are committed to lend up to, at least $10.0 million and is specifically designated by such Person in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Fixed Rate Indenture.

“Determination Date,” with respect to an Interest Period, will be the second London Banking Day preceding the first day of such Interest Period.

“Disqualified Stock” means, with respect to any Person under either Indenture, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the notes issued under that Indenture; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the first anniversary of the Stated Maturity of the notes shall not constitute Disqualified Stock if:

(1) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the notes and described under “—Covenants Relating to All the Notes—Limitation on Sales of Assets and Subsidiary Stock” and “—Change of Control;” and

(2) any such requirement only becomes operative after compliance with such terms applicable to the notes, including the purchase of any notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the applicable Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that is not a Foreign Subsidiary.

“DRA” means Delco Remy America, Inc., a Delaware corporation and a Wholly Owned Subsidiary.

“EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) all income tax expense of the Company and its consolidated Restricted Subsidiaries;

(2) Consolidated Interest Expense;

(3) depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period); and

(4) all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period);

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined in good faith by the Board of Directors of the Company, whose determination will be conclusive and evidenced by a resolution of such Board of Directors; provided, however, that for purposes of clause (a)(3)(B) under “—Covenants Relating to All the Notes—Limitation on Restricted Payments”, (i) if the Fair Market Value of the property or assets in question is so determined to be in excess of $10.0 million, such determination must be confirmed by an Independent Qualified Party and (ii) in determining the Fair Market Value of Capital Stock, the value of the Capital Stock of a Person shall be based upon such Person’s property and assets, exclusive of goodwill or any other intangible asset.

“Financing Disposition” means any sale of any accounts receivable, or interest therein, by the Company or any Subsidiary to any Receivables Subsidiary, or by the Receivables Subsidiary, pursuant to a Permitted Receivables Financing.

“First Lien Obligations” means (i) all Secured Bank Indebtedness, (ii) all other Obligations (not constituting Indebtedness) of the Company or any Subsidiary Guarantor under the agreements governing Secured Bank Indebtedness and (iii) all other Obligations of the Company or any Subsidiary Guarantor in respect of Hedging Obligations or obligations in respect of cash management services in connection with Indebtedness described in clause (i) or obligations described in clause (ii).

“First-Priority After-Acquired Property” means (i) any Additional Assets acquired by the Company or any Restricted Subsidiary in compliance with clause (a)(3)(B) of the covenant described under “—Covenants

Relating to All the Notes—Limitation on Sales of Assets and Subsidiary Stock” that are required under such clause to be pledged as collateral and (ii) any property acquired by the Company or any Restricted Subsidiary that secures any Secured Bank Indebtedness.

“Fixed Rate Trustee” means Deutsche Bank National Trust Company until a successor replaces it and, thereafter, means the successor.

“Floating Rate Trustee” means Deutsche Bank National Trust Company until a successor replaces it and, thereafter, means the successor.

“Foreign Subsidiary” means any Restricted Subsidiary organized in a jurisdiction outside of the United States, its territories and possessions and, for purposes of the covenant described under “—Covenants Related to All the Notes—Limitation on Indebtedness” and the definition of “Non-Recourse Foreign Subsidiary” only, which does not have any material assets within the United States, its territories or possessions.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) statements and pronouncements of the Financial Accounting Standards Board;

(3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“GM Note” means the Contingent Purchase Price Note issued by DRA pursuant to the Asset Purchase Agreement.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit or standard contractual indemnities, in each case in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Guaranty Agreement” means a supplemental indenture, in a form satisfactory to the applicable Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company’s obligations with respect to the notes on the terms provided for in the applicable Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Holder” or “Noteholder” means the Person in whose name a note is registered on the Registrar’s books.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “—Covenants Relating to All the Notes—Limitation on Indebtedness”:

(1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of interest in the form of additional Indebtedness of the same instrument or the payment of dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms, in each case to the extent such pay-in-kind securities were contemplated on the issue date of the underlying securities; and

(3) the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

(8) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations as described above at such date; provided, however, that the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount of such Indebtedness less the remaining unamortized portion of the original issued discount of such Indebtedness at such time as determined in conformity with GAAP; provided further, however, that the outstanding principal amount of the GM Note shall be deemed to be zero until the last day of the fiscal year or other period with respect to which the amount due thereunder shall be determined.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

“Intercreditor Agreement” means the intercreditor agreement dated as of April 23, 2004, among Congress Financial Corporation (Central), as credit agent under the Credit Agreement, Deutsche Bank National Trust Company, as trustee under the Floating Rate Notes Indenture, the Company and each subsidiary guarantor party thereto.

“Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and include July 14, 2004.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “—Covenants Relating to All the Notes—Limitation on Restricted Payments,” “Investment” shall include:

(1) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

“Issue Date” means the date on which the notes are originally issued.

“Joint Venture” means, in respect of any Person, any corporation, association, partnership or other business entity of which not less than 20% and not more than 80% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“LIBOR,” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, the rate for the Interest Period will be arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, the rate for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the rate for the Interest Period will be the rate in effect with respect to the immediately preceding Interest Period.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“London Banking Day” is any day on which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Management Investors” means each of the officers, employees and directors of the Company who own Voting Stock of the Company, in each case so long as such person shall remain an officer, employee or director of the Company.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or Joint Ventures as a result of such Asset Disposition;

(4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; and

(5) any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Non-Recourse Foreign Subsidiary” means any Foreign Subsidiary so long as such Foreign Subsidiary does not have any Indebtedness outstanding other than Non-Recourse Indebtedness.

“Non-Recourse Indebtedness” with respect to any Person means Indebtedness:

(i) as to which neither the Company nor any Restricted Subsidiary (other than a Non-Recourse Foreign Subsidiary) (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a Guarantor or otherwise) or (c) constitutes the lender;

(ii) as to which no default (including any rights that the holders thereof may have to take enforcement action against the Company or any Restricted Subsidiary (other than a Non-Recourse Foreign Subsidiary)), would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary (other than a Non-Recourse Foreign Subsidiary ) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(iii) as to which the lenders have been notified in writing they will not have recourse to the shares or assets of the Company or any Restricted Subsidiary (other than a Non-Recourse Foreign Subsidiary).

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.

“Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Permitted Holders” means the CVC Investors, Berkshire Hathaway, Inc., the Management Investors and, in the case of any individual who is a Permitted Holder, any Permitted Transferee (as defined in the Stockholders Agreement except a Permitted Transferee by virtue of Section 3.5(b)(iv) of the Stockholders Agreement) of such individual. Except for a Permitted Holder specifically identified by name, in determining whether Voting Stock is owned by a Permitted Holder, only Voting Stock acquired by a Permitted Holder in its described capacity will be treated as “beneficially owned” by such Permitted Holder.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3) cash and Temporary Cash Investments;

(4) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8) any Person to the extent such Investment represents the non-cash portion of the consideration received for (A) an Asset Disposition as permitted pursuant to the covenant described under “—Covenants Relating to All the Notes—Limitation on Sales of Assets and Subsidiary Stock” or (B) a disposition of assets not constituting an Asset Disposition;

(9) any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(10) any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(11) any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under “—Covenants Relating to All the Notes—Limitation on Indebtedness”; and

(12) any Person existing on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review (including judgment liens, and Liens securing appeal bonds or letters of credit in lieu of appeal bonds in respect of judgments not otherwise giving rise to an Event of Default) and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(3) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(7) Liens to secure Indebtedness Incurred pursuant to clause (b)(1) under “—Covenants Relating to All the Notes—Limitation on Indebtedness;”

(8) Liens existing on the Issue Date;

(9) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(10) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(11) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person;

(12) Liens securing Hedging Obligations so long as such Hedging Obligations are permitted to be incurred under the applicable Indenture;

(13) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing paragraph (6), (8), (9) or (10); provided, however, that:

(A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (8), (9) or (10) at the time the original Lien became a Permitted Lien and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(14) Liens Incurred in the ordinary course of business not securing Indebtedness and not in the aggregate materially detracting from the value of the properties or their use in the operation of the business of the Company and its Restricted Subsidiaries; and

(15) Liens to secure Indebtedness of a Non-Recourse Foreign Subsidiary Incurred pursuant to clause (b)(14) of the covenant described under “—Covenants Relating to All the Notes—Limitation on Indebtedness;” provided, however, that such Liens shall be limited to the property or assets of such Non-Recourse Foreign Subsidiary.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Permitted Receivables Financing” means any financing pursuant to which the Company or any Restricted Subsidiary may sell, convey or otherwise transfer to a Receivables Subsidiary or any other Person, or grant a security interest in, any accounts receivable (and related assets) of the Company or any Restricted Subsidiary; provided, however, that:

(1) the covenants, events of default and other provisions applicable to such financing shall be customary for such transactions and shall be on the market terms (as determined in good faith by the Board of Directors) at the time such financing is entered into;

(2) the interest rate applicable to such financing shall be a market interest rate (as determined in good faith by the Board of Directors) at the time such financing is entered into; and

(3) such financing shall be non recourse to the Company and its Subsidiaries (other than a Receivables Subsidiary) except to a limited extent customary for such transactions.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a note means the principal of the note plus the premium, if any, payable on the note which is due or overdue or is to become due at the relevant time.

“Public Equity Offering” means an underwritten primary public offering of common stock of the Company (or, for purposes of the covenant described under “—Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries,” any Restricted Subsidiary) pursuant to an effective registration statement under the Securities Act.

“Public Market” means any time after (i) a Public Equity Offering has been consummated with respect to a Restricted Subsidiary and (ii) at least 10% of the total issued and outstanding common stock of such Restricted

Subsidiary has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

“Purchase Money Indebtedness” mean Indebtedness:

(1) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds or similar Indebtedness, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed; and

(2) incurred to finance the acquisition by the Company or a Restricted Subsidiary of such asset, including additions and improvements;

provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; and provided further, however, that such Indebtedness is Incurred within 90 days after such acquisition of such asset by the Company or Restricted Subsidiary.

“Receivables Subsidiary” means a bankruptcy remote, special purpose Wholly Owned Subsidiary formed in connection with a Permitted Receivables Financing.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the applicable Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4) if the Indebtedness being Refinanced is subordinated in right of payment to the relevant notes, such Refinancing Indebtedness is subordinated in right of payment to the relevant notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Registration Rights Agreement” means the Registration Rights Agreement dated April 23, 2004, among the Company, the Subsidiary Guarantors and the Initial Purchasers.

“Related Business” means any business in which the Company or any of the Restricted Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to such business (as determined in good faith by the Board of Directors).

“Representative” means, with respect to a Person, any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

“Representative Amount” means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

“Restricted Payment” with respect to any Person means:

(1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person (other than by a Restricted Subsidiary) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than by a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of the Company or any Subsidiary Guarantor (other than (A) from the Company or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition); or

(4) the making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Bank Indebtedness” means Bank Indebtedness that is secured by a Permitted Lien incurred in reliance on clause (7) of the definition thereof.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Indebtedness” means with respect to any Person:

(1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are subordinate (or, with respect to the fixed rate notes only, pari passu) in right of payment to the notes or the Subsidiary Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to the Company or any Subsidiary;

(2) any liability for Federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

“Senior Subordinated Indebtedness” means, with respect to a Person, the fixed rate notes (in the case of the Company), the Fixed Rate Guarantee (in the case of a Subsidiary Guarantor) and any other Indebtedness of such Person that specifically provides that such Indebtedness is to rank pari passu with the fixed rate notes or such Fixed Rate Guarantee, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person which is not Senior Indebtedness of such Person.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the Holder thereof upon the happening of any contingency unless such contingency has occurred).

“Stockholders Agreement” means the Securities Transfer, Recapitalization and Holders Agreement among the stockholders of the Company as in effect on the Issue Date.

“Subordinated Obligation” means, with respect to a Person and a series of the notes, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to such notes or a Subsidiary Guarantee of such Person with respect to such notes, as the case may be, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means, with respect to the Floating Rate Indenture, the Floating Rate Guarantees and, with respect to the Fixed Rate Indenture, the Fixed Rate Guarantees.

“Subsidiary Guarantor” means each Subsidiary of the Company that executes either Indenture as a guarantor on the Issue Date and each other Subsidiary of the Company that thereafter guarantees the notes pursuant to the terms of either Indenture.

“Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).

“Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2) investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any State thereof or the District of Columbia or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to Standard and Poor’s;

(5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s or “A” by Moody’s; and

(6) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Total Assets” means at any time the total consolidated assets (determined in accordance with GAAP) of the Company and the Restricted Subsidiaries, as of the most recent date for which the Company prepares a consolidated balance sheet in the ordinary course of business.

“Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the applicable Trustee assigned by the applicable Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below;

(2) any Subsidiary of an Unrestricted Subsidiary; and

(3) DR Alternators Holdings, Inc., DR Alternators, Inc., DR Generators, S. de R. L. de C. V., Remy Generators de Mexico, S. de R.L. de C. V., DR Alternators Poland Sp z 0.0. and Electro Diesel Rebuild bvba (in each case as to which the Company represents and warrants that such Subsidiary is an Unrestricted Subsidiary under the indentures for the 8 5/8% senior notes due 2007 and the 11% senior subordinated notes due 2009).

The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “—Covenants Relating to All the Notes—Limitation on Restricted Payments.”

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Covenants Relating to All the Notes—Limitation on Indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the applicable Trustee by promptly filing with the applicable Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination.

Except as described under “—Covenants Relating to All the Notes—Limitation on Indebtedness,” whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more other Wholly Owned Subsidiaries.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

This section summarizes the material U.S. federal income tax consequences to holders of the exchange of old notes for new notes and of the ownership and disposition of the new notes. However, the discussion is limited in the following ways:

•	The discussion only covers you if you bought your old notes in the initial offering and are exchanging old notes for new notes in the exchange offer.

•	The discussion only covers you if you hold your old notes (and will hold your new notes) as capital assets (that is, for investment purposes), and you are not a person in a special tax situation, such as a financial institution, an insurance company, a partnership or other pass-through entity, a regulated investment company, a dealer in securities or currencies, a person holding the old notes (or who will hold the new notes) as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, or a person whose functional currency is not the United States dollar.

•	The discussion does not cover tax consequences that depend upon your particular tax situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the notes.

•	The discussion does not cover state, local or foreign law.

•	The discussion does not include any description of alternative minimum tax consequences.

•	We have not requested a ruling from the Internal Revenue Service (“IRS”) on the tax consequences of the exchange of old notes for new notes or on any other matter discussed herein. As a result, the IRS could disagree with portions of this discussion.

If a partnership or other entity treated as a partnership for federal income tax purposes holds notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, we suggest you consult your tax advisor.

A “U.S. holder” is (i) a citizen or resident of the U.S., (ii) a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. Certain trusts not described in clause (iv) above in existence on August 20, 1996 that elect to be treated as a U.S. person will also be a U.S. holder for purposes of the following discussion. Income tax treaties contain provisions which occasionally may modify the U.S. Federal income tax principles for determining the tax residency of individuals and entities. You should consult your tax advisors if you believe a relevant income tax treaty modifies the application of the aforementioned rules as applied to your status as a U.S. holder. All references to “holders” (including U.S. holders) are to beneficial owners of the notes. The term “Non-U.S. holder” refers to any beneficial owner of a note who or which is not a U.S. holder or a partnership or other pass-through entity.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date of this offering, and all of which are subject to change, possible on a retroactive basis.

We urge you to consult your tax advisor about the application of the U.S. federal income tax laws to your particular situation.

Exchange Offer

The exchange of old notes for identical debt securities registered under the Securities Act should not constitute a taxable exchange because there should not be a significant modification of the terms of the notes.

Instead, the new notes will be treated as a continuation of the old notes for U.S. federal income tax purposes. As a result, (i) you should not recognize a taxable gain or loss as a result of exchanging your old notes for new notes; (ii) the holding period of the new notes you receive should include the holding period of the old notes you exchange; and (iii) the adjusted tax basis of the new notes you receive should be the same as the adjusted tax basis of the old notes you exchange determined immediately before the exchange.

U.S. Holders

Taxation of Interest

If you are a U.S. holder, as was the case with the old notes, you will be required to recognize as ordinary income any interest paid or accrued on the new notes, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Redemption of New Notes

On the sale, retirement or redemption of your new notes:

•	You will have taxable gain or loss equal to the difference between the amount received by you (to the extent such amount does not represent accrued but unpaid interest, which will be treated as such) and your adjusted tax basis in the new note. Your adjusted tax basis in a new note generally will equal the cost of the old note exchanged by you for the new note.

•	Your gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you held the new note for more than one year (including your holding period for the old notes). The current maximum tax rate applicable to long-term capital gain recognized by an individual is 15%. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Withholding Tax on Payments of Principal and Interest on New Notes

Generally, payments of principal and interest on a new note to a non-U.S. holder will not be subject to U.S. federal withholding tax, provided that in the case of an interest payment:

•	you do not actually or constructively own 10% or more of the total combined voting power of all of our voting stock;

•	you are not a controlled foreign corporation that is related to us within the meaning of U.S. federal income tax laws;

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	you are either (A) the beneficial owner of the new note and you certify to the applicable payer or its agent, under penalties of perjury, that you are not a United States person and provide your name and address on a signed IRS Form W-8BEN (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution, that holds customers’ securities in the ordinary course of your trade or business (a “financial institution”) and that certifies under penalties of perjury that such an IRS Form W-8BEN (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payer with a copy thereof.

Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to interest payment on a new note if such interest is effectively connected with your conduct of a trade or business in the United States. Foreign corporations should consider the possible impact of a branch profits tax.

Sale, Exchange or Redemption of New Notes

You generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of a new note (except with respect to accrued and unpaid interest, which would be taxable as described above), unless:

•	you are an individual present in the U.S. for 183 days or more in the year of such sale, exchange or redemption and either (A) you have a “tax home” in the U.S. and certain other requirements are met, or (B) the gain from the disposition is attributable to your office or other fixed place of business in the U.S.;

•	the gain is effectively connected with your conduct of a trade or business in the U.S.; or

•	you are subject to provisions in the Internal Revenue Code applicable to certain U.S. expatriates.

Backup Withholding and Information Reporting

U.S. Holders

Information reporting will apply to payments of interest made by us on, or the proceeds of the sale or other disposition of, the new notes with respect to certain non-corporate U.S. holders, and backup withholding (currently at 28%) may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Non-U.S. Holders

Backup withholding and information reporting on Form 1099 will not apply to payments of principal and interest on the new notes by us or our agent to a Non-U.S. holder provided the Non-U.S. holder provides a certification described above under “—Non-U.S. Holders—Withholding Tax on Payments of Principal and Interest on New Notes” or otherwise establishes an exemption (provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). Interest payments made to a Non-U.S. holder may, however, be reported to the IRS and to such Non-U.S. holder on Form 1042-S.

Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of new notes effected outside the U.S. by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of new notes effected outside the U.S. by a foreign office of a broker if the broker (i) is a U.S. person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the U.S., (iii) is a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) is a foreign partnership that, at any time during its taxable year is 50 percent or more (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a Non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of new notes by a U.S. office of a broker will be subject to both backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until January 3, 2005, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expense of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the notes exchanged hereby will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our consolidated financial statements as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 included in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report herein.

WHERE YOU CAN FIND OTHER INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, covering the notes to be issued in the exchange officer (Registration No. 333-116858). This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. For further information regarding our company and the notes to be issued in the exchange offer, please reference the registration statement, including its exhibits. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved.

As a result of the exchange offer, we will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. You may read and copy any reports or other information filed by us at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material can be obtained from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may call the SEC at 800-SEC-0350 for further information on the operation of the public reference room. Our filings will also be available to the public from commercial document retrieval services and at the SEC Web site at www.sec.gov. In addition, you may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or phone number: Delco Remy International, Inc., 2902 Enterprise Drive, Anderson, Indiana 46013; the telephone number at that address is (765) 778-6499.

If for any reason we are not required to comply with the reporting requirements of the Securities and Exchange Act of 1934, as amended, we are still required under the terms of the indenture, so long as any notes are outstanding, to furnish to the trustee and the holders of notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” that describes our financial condition and results of operations and our consolidated subsidiaries and, with respect to the annual information only, a report thereon by our certified independent accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by us with the SEC under the Exchange Act are incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003; and

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

Any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the offering is terminated are also incorporated by reference into this prospectus. The information incorporated by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any information which is subsequently modified or superseded will not constitute a part of this prospectus, except as so modified or superseded.

Upon written or oral request, you will be provided with a copy of the incorporated document without charge (not including exhibits to the document unless the exhibits are specifically incorporated by reference into the document). You may submit such a request for this material at the following address and telephone number:

Delco Remy International, Inc.

Thomas J. Snyder

2902 Enterprise Drive

Anderson, Indiana 460 13

(765) 778-6499

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of

Delco Remy International, Inc.

We have audited the accompanying consolidated balance sheets of Delco Remy International, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delco Remy International, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 5 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” in 2002.

/S/ ERNST & YOUNG LLP

Indianapolis, Indiana

March 12, 2004

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

IN THOUSANDS, Years ended December 31	2003	2002	2001
Net sales	$1,053,239	$1,026,945	$967,876
Cost of goods sold	865,403	858,770	790,632
Cost of goods sold—special charges:
Core inventory valuation	104,113	—	—
Mexican arbitration award	14,310	—	—
Unusual warranty cost	—	—	13,945
Gross profit	69,413	168,175	163,299

Selling, general and administrative expenses	98,671	97,651	98,413
Special charges—selling, general and administrative expenses	—	—	16,081
Restructuring charges (credits)	49,508	(4,375)	30,098
Operating (loss) income	(78,766)	74,899	18,707

Interest expense, net	62,151	56,416	50,800
Non-recurring merger and tender offer expenses	—	—	4,194
Income (loss) from continuing operations before income taxes (benefit), minority interest, loss from unconsolidated joint ventures and cumulative effect of change in accounting principle	(140,917)	18,483	(36,287)

Income tax expense (benefit)	36,814	8,502	(6,737)
Minority interest	(143)	4,245	9,254
Loss from unconsolidated joint ventures	6,427	3,830	2,925
Net (loss) income from continuing operations before cumulative effect of change in accounting principle	(184,015)	1,906	(41,729)

Discontinued operations:
Loss from discontinued operations, net of tax	(4,930)	(32,018)	(30,918)
Gain (loss) on disposal of discontinued operations, net of tax	2,320	(28,248)	—
Net loss from discontinued operations, net of tax	(2,610)	(60,266)	(30,918)

Cumulative effect of change in accounting principle, net	—	(74,176)	—
Net loss	(186,625)	(132,536)	(72,647)

Accretion for redemption of preferred stock	32,895	29,375	20,971
Net loss attributable to common stockholders	$(219,520)	$(161,911)	$(93,618)

See notes to consolidated financial statements.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA, At December 31	2003	2002
Assets:
Current assets:
Cash and cash equivalents	$21,328	$12,426
Trade accounts receivable (less allowance for doubtful accounts of $6,202 and $4,942)	151,221	142,972
Other receivables	15,076	11,594
Inventories	214,764	281,024
Deferred income taxes	—	14,423
Assets of discontinued operations	—	40,493
Other current assets	13,845	15,317
Total current assets	416,234	518,249

Property, plant and equipment	311,455	290,035
Less accumulated depreciation	175,709	132,995
Property, plant and equipment, net	135,746	157,040
Deferred financing costs, net	13,968	17,268
Goodwill, net	132,571	118,962
Investments in joint ventures	5,721	11,891
Deferred income taxes	—	13,013
Other assets	19,736	16,396
Total assets	$723,976	$852,819
Liabilities and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$161,828	$138,515
Accrued interest	9,837	9,743
Accrued restructuring	10,826	5,161
Liabilities of discontinued operations	1,565	17,244
Other liabilities and accrued expenses	123,385	65,482
Current maturities of long-term debt	31,397	30,190
Total current liabilities	338,838	266,335

Long-term debt, net of current portion	593,103	596,382
Deferred income taxes	644	—
Post-retirement benefits other than pensions	16,431	23,553
Accrued pension benefits	13,073	14,427
Accrued restructuring	8,801	4,651
Other non-current liabilities	6,918	12,285
Commitments and contingencies
Minority interest	15,193	17,850
Redeemable preferred stock	306,969	274,074
Stockholders’ deficit:
Common stock:
Class A Shares par value $.001; authorized 1,000; issued 1,000	—	—
Class B Shares par value $.001; authorized 6,000,000; issued 2,485,337.48	3	3
Class C Shares par value $.001; authorized 6,000,000; issued 16,687	—	—
Retained deficit	(560,193)	(340,673)
Accumulated other comprehensive loss	(15,804)	(16,068)
Total stockholders’ deficit	(575,994)	(356,738)
Total liabilities and stockholders’ deficit	$723,976	$852,819

See notes to consolidated financial statements.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

IN THOUSANDS	Class A Common Stock	Class B Common Stock	Class C Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Stock Purchase Plan	Total
Balances at December 31, 2000	$182	$63	$—	$104,176	$34,269	$(17,236)	$(336)	$121,118
Recapitalization	(182)	(60)	—	(103,953)	(105,164)	—	336	(209,023)
Issuance of preferred stock from warrant exercise	—	—	—	—	(14,472)	—	—	(14,472)
Accretion for redemption of preferred stock	—	—	—	(223)	(20,748)	—	—	(20,971)
Net loss	—	—	—	—	(72,647)	—	—	(72,647)
Foreign currency translation	—	—	—	—	—	(5,624)	—	(5,624)
Unrealized gains on derivative instruments	—	—	—	—	—	2,155	—	2,155
Minimum pension liability	—	—	—	—	—	(2,735)	—	(2,735)

Total comprehensive loss								(78,851)
Balances at December 31, 2001	—	3	—	—	(178,762)	(23,440)	—	(202,199)
Accretion for redemption of preferred stock	—	—	—	—	(29,375)	—	—	(29,375)
Net loss	—	—	—	—	(132,536)	—	—	(132,536)
Foreign currency translation	—	—	—	—	—	7,739	—	7,739
Unrealized gains on derivative instruments	—	—	—	—	—	2,832	—	2,832
Minimum pension liability	—	—	—	—	—	(3,199)	—	(3,199)

Total comprehensive loss								(125,164)
Balances at December 31, 2002	—	3	—	—	(340,673)	(16,068)	—	(356,738)
Accretion for redemption of preferred stock	—	—	—	—	(32,895)	—	—	(32,895)
Net loss	—	—	—	—	(186,625)	—	—	(186,625)
Foreign currency translation	—	—	—	—	—	2,593	—	2,593
Unrealized loss on derivative instruments	—	—	—	—	—	(691)	—	(691)
Minimum pension liability	—	—	—	—	—	(1,638)	—	(1,638)

Total comprehensive loss								(186,361)
Balances at December 31, 2003	$—	$3	$—	$—	$(560,193)	$(15,804)	$—	$(575,994)

See notes to consolidated financial statements.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

IN THOUSANDS, Years Ended December 31	2003	2002	2001
Cash Flows from Operating Activities:
Net loss attributable to common stockholders	$(219,520)	$(161,911)	$(93,618)
Adjustments to reconcile net loss to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	74,176	—
Loss from discontinued operations	4,930	32,018	30,918
(Gain) loss on disposal of discontinued operations	(2,320)	28,248	—
Depreciation	23,096	26,029	24,371
Amortization	1,478	1,257	6,004
Non-cash interest expense	4,473	4,093	1,802
Accretion for redemption of preferred stock	32,895	29,375	20,971
Minority interest	(143)	4,245	9,254
Loss from unconsolidated joint ventures	6,427	3,830	2,925
Deferred income taxes	28,085	4,788	(26,700)
Post-retirement benefits other than pensions	(7,122)	(2,259)	3,018
Accrued pension benefits	(1,354)	4,211	5,792
Restructuring charges (credits)	49,508	(4,375)	30,098
Cash payments for restructuring charges	(15,367)	(15,815)	(6,227)
Special charges	118,423	—	30,026
Changes in operating assets and liabilities, net of acquisitions, restructuring and non-cash special charges:
Accounts receivable	(3,655)	6,753	(15,615)
Inventories	(27,339)	(4,440)	(5,583)
Accounts payable	22,082	11,912	(8,888)
Other current assets and liabilities	17,544	4,184	730
Other non-current assets and liabilities, net	(4,896)	(1,063)	5,246
Net cash provided by operating activities of continuing operations	27,225	45,256	14,524

Cash Flows from Investing Activities:
Acquisitions, net of cash acquired	(18,919)	(17,258)	(28,888)
Net proceeds on sale of businesses	30,058	—	—
Purchases of property, plant and equipment	(20,009)	(19,176)	(18,538)
Investments in joint ventures	(115)	(3,000)	(8,662)
Net cash used in investing activities of continuing operations	(8,985)	(39,434)	(56,088)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	10,297	144,769	157,291
Retirement of long-term debt	—	(144,769)	(17,790)
Net (repayments) borrowings under revolving line of credit and other	(12,547)	15,329	(63,728)
Deferred financing costs	(1,980)	(7,816)	(5,561)
Merger and tender offer costs	—	—	(5,318)
Distributions to minority interests	—	(1,800)	(762)
Net cash (used in) provided by financing activities of continuing operations	(4,230)	5,713	64,132

Effect of exchange rate changes on cash	986	1,976	(643)
Cash flows of discontinued operations	(6,094)	(23,669)	(20,804)
Net increase (decrease) in cash and cash equivalents	8,902	(10,158)	1,121
Cash and cash equivalents at beginning of year	12,426	22,584	21,463
Cash and cash equivalents at end of year	$21,328	$12,426	$22,584

See notes to consolidated financial statements.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMOUNTS IN THOUSANDS, EXCEPT AS INDICATED

Years Ended December 31, 2003, 2002 and 2001

1.    DESCRIPTION OF THE BUSINESS, INDUSTRY AND GENERAL ECONOMIC CONDITIONS

Delco Remy International, Inc. (the “Company” or “DRI”) is a leading global manufacturer and remanufacturer of aftermarket and original equipment electrical components and aftermarket powertrain/drivetrain components for automobiles, light trucks, heavy-duty trucks and other heavy-duty vehicles. The Company sells its products worldwide primarily under the “Delco Remy” brand name, the “World Wide Automotive” brand name and our customers’ widely recognized private label brand names. The Company’s products include starter motors (“starters”), alternators, engines, transmissions, torque converters and fuel systems which are principally sold or distributed to original equipment manufacturers (“OEMs”) for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. The Company sells its products principally in North America, Europe, Latin America and Asia-Pacific.

The Company believes it is the largest producer in the world of remanufactured starters and alternators for the aftermarket. The Company provides exchange services for cores for third party aftermarket remanufacturers. At the time of the Company’s separation from General Motors Corporation (“GM”) in August 1994, the Company was predominantly a North American original equipment manufacturer with a majority of the 1995 sales derived from GM. Through strategic capital investments, acquisitions, joint ventures and facility and workforce rationalization, the Company has become a low cost, global manufacturer and remanufacturer with a more balanced business and product mix between the aftermarket and the original equipment market. Since fiscal year 1995 the Company has increased sales, broadened its product line, expanded manufacturing and remanufacturing capabilities, diversified its customer base and end markets, lowered its cost base and extended its participation in international markets.

The automotive parts market is highly competitive. Competition is based primarily on quality of products, service, delivery, technical support and price. Most OEM manufacturers and aftermarket distributors source parts from one or two suppliers and the Company competes with a number of companies who supply automobile manufacturers throughout the world. The Company has taken actions to improve its cost structure, delivery, quality and price, some of which have resulted in significant charges to income. The restructuring and other special or unusual charges discussed below have been significant factors contributing to the net losses reported during the past three years. Events affecting the past three fiscal years include:

•	A special charge of $104,113 in 2003 for a change in estimate for the valuation of core inventory from primarily customer core acquisition cost to primarily core broker prices. This change will enhance purchasing and manufacturing decisions and provide more flexibility to adjust inventory levels and improve liquidity.

•	A special charge of $14,310 in 2003 for the estimated cost of the past service fee, other claims, interest and costs relating to an interim decision from the panel of arbitrators regarding the dispute with its Mexican joint venture partner, GCID Autopartes, S.A. de C.V.

•	Various restructuring actions to align the Company’s cost structure with market requirements (net charges totaling $75,231 in 2003, 2002 and 2001) and implementation of rigorous continuous improvement and lean manufacturing programs throughout its operations to further reduce cost and improve productivity.

•	A non-cash charge of $24,685 in 2003 to provide a valuation allowance for all unreserved domestic deferred income tax net assets established prior to 2003, and the establishment of a valuation allowance for the deferred tax assets arising from 2003 domestic losses.

•	Disposal of non-core businesses, which were primarily generating losses, to focus resources on core operations (net losses on disposal totaling $25,928 in 2003 and 2002 and cash proceeds on the sale of $30,058 in 2003).

•	A $74,176 non-cash charge for the write-down of goodwill in connection with the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	A non-cash charge of $16,081 in 2001 to write-off various disputed items related to the GM Acquisition.

•	Costs of $4,194 associated with the Company’s going private and leveraged recapitalization transaction in 2001. An additional $105,164 charge to retained earnings was recorded in connection with this transaction.

The Company believes that the actions and other charges discussed above, combined with organic growth and new business, have provided the foundation for improved operating performance in future years. The initial impact of the restructuring and other cost reduction actions are reflected in the Company’s 2003 operating performance. Gross margins, excluding the special charges for the change in estimate for core valuation and the Mexican Arbitration interim decision discussed above, improved in 2003 compared with 2002. Selling, general and administrative expenses, as a percentage of net sales, have improved for two consecutive years. Cash provided by operating activities in 2003 and 2002 was $27,225 and $45,256 respectively. Significant uses of cash in 2003 and 2002 included minority interest buyouts and acquisition payments totaling $36,177 and restructuring payments of $31,182.

In the second quarter of 2003, the Company amended the terms of its $250 million Senior Credit Facility for the purpose of modifying certain financial covenants to reflect several changes to the Company’s business, including principally the sale of Tractech, Inc. (“Tractech”) and Kraftube, Inc. (“Kraftube”) and the restructuring charges recorded in the first quarter of 2003. In the fourth quarter of 2003, the Company further amended its Senior Credit Facility to provide for a $60,000 term loan facility and a $190,000 secured, asset based, revolving credit facility. Proceeds from the new term loan were used to reduce outstanding debt under the Company’s asset based revolving credit facility, thereby increasing the Company’s total borrowing capacity under its Senior Credit Facility by approximately $60,000. During 2003, certain Mexican subsidiaries of the Company entered into a machinery and equipment sale-leaseback financing transaction with GE Mexico. Net cash proceeds were $10,297. These changes in the Company’s financing agreements, combined with cash generated from operating activities in 2003, increased cash and borrowing capacity from $63,136 at December 31, 2002 to $123,171 at December 31, 2003. The Company also continues to explore additional financing options, both in the U.S. and abroad, in an effort to further enhance liquidity and assure continued compliance with the covenants of all existing financing arrangements.

The Company is subject to various covenants under the terms of its financing agreements, the most restrictive of which is the maintenance of certain Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) levels. EBITDA is defined under the senior credit facility as earnings before interest, taxes, depreciation and amortization, adjusted for certain restructuring and other special charges. EBITDA for purposes of the covenant calculation under the terms of the Company’s financing agreements is a monthly rolling twelve-month requirement and, for the year ending December 31, 2004, the twelve-month EBITDA requirement is $108,000. The EBITDA (as defined by the senior credit facilities) requirement for the year ended December 31, 2003 was $93,000 and the Company attained $108,963. The Company believes that the actions referred to above have provided additional flexibility to comply with all covenant requirements during 2004 and the Company is prepared to take certain actions to remain in compliance with covenants in the event of any unforeseen market downturns or other circumstances.

2.    ORGANIZATION AND ACQUISITIONS

Delco Remy America Acquisition

On July 31, 1994, the Company, through a wholly-owned subsidiary, Delco Remy America, Inc. (“DRA”), purchased substantially all of the assets, other than facilities, and assumed certain liabilities of specific business activities of the Delco Remy Division of GM (the “GM Acquisition”). The specific business activities purchased are engaged in the design, manufacture, remanufacture and sale of heavy-duty starter motors and generators, automotive starter motors, and related components.

The GM Acquisition was recorded based on the best estimates available, however, certain purchase price adjustments remained unresolved between GM and the Company. In 2001, the Company recorded a charge of $16,081 to operations under the caption “special charges – selling, general and administrative expenses” related to the unresolved issues. For more information, see Note 6.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the GM Acquisition, one of the Company’s subsidiaries issued a contingent purchase price note to GM payable beginning in 2004. The amount of the payment was to be based upon a percentage of the Company’s average earnings over the three-year period ending December 31, 2003 in excess of certain imputed earnings. No payments will be made under the terms of this contingent purchase price note.

Concurrent with the GM Acquisition, the Company entered into certain supply agreements with GM whereby the Company would be the sole-source supplier to GM for component parts manufactured by the Company at the date of the GM Acquisition. The supply agreement for automotive starter motors had an initial term of ten years, while the supply agreement for heavy-duty starter motors and generators had an initial term of six years. In fiscal year 1999, the Company and GM amended the agreement for the Company’s price of automotive products and extended the agreement term to August 31, 2008. In April 2002, price and product offering was adjusted in accordance with the competitive (as to price, technology and design) clause of the original agreement. The Supply Agreement for heavy-duty products terminated on July 31, 2000. Sales to GM were not adversely affected by the termination and the Company now has the ability to provide an expanded heavy-duty product offering to GM and other customers. GM’s obligations to distribute the Company’s automotive aftermarket products terminates on July 31, 2009.

2003 Acquisitions

During 2003, the Company completed the acquisition of certain parts of the Delphi automotive generator business for cash payments totaling $6,061, including cash acquired of $3,600. This acquisition included 51% of Hubei Delphi Automotive Generators Company, Ltd. (“Hubei”), a manufacturer of automotive and heavy-duty generators for the original equipment market and aftermarket based in China ($3,600); Delphi Automotive Systems Poland ($1,461); and other items ($1,000). The purchase price was funded through proceeds from the Company’s Senior Credit Facility. The acquisition was accounted for as a purchase with no resulting goodwill. The amount by which the estimated fair value of the assets acquired exceeded the total purchase price, including expenses, was applied as a ratable reduction in the value of non-current assets in accordance with SFAS No. 141.

Also during 2003, the Company made cash payments totaling $5,923 under contractual put agreements to purchase the remaining shares from the minority shareholders of World Wide Automotive, L.L.C. (“World Wide”), which was acquired in 1997. Goodwill of $2,749 was recorded in connection with these payments and the Company’s ownership of World Wide increased from 94.0% to 100.0%.

In 2003, the Company made cash payments totaling $5,298 (including a currency exchange effect of $102) on notes issued in 2002 in connection with the Company’s acquisition of the remaining shares from the minority shareholders of Delco Remy Korea, which was acquired in 1999.

Payments totaling $5,237 were made in 2003 under contractual put agreements to purchase the remaining shares from the minority shareholder of Power Investments, Inc. (“Power”), which was acquired in 1996. Goodwill of $1,303 was recorded in connection with these payments and the Company’s ownership percentage of Power increased from 93.4% to 100.0%.

In the fourth quarter of 2003, the Company recorded an estimated contingent earn-out liability of $13,500 relative to the 2000 acquisition of M&M Knopf Auto Parts, Inc. (“Knopf”). The liability was based on the achievement of certain earnings goals by Knopf during the period August 2000 to December 2003 and is payable in 2004. This adjustment to the purchase price of Knopf resulted in a $13,500 increase in goodwill.

In the fourth quarter of 2003, the Company reversed an estimated contingent earn-out liability and recorded a corresponding reduction of goodwill in the amount of $4,303 which had been established relative to the acquisition of Mazda North America Operations (“Mazda NA”) in 2001. The Company determined that it was unlikely that certain sales goals during the period January 2003 to December 2005 would be achieved by Mazda NA.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2002 Acquisitions

During 2002, the Company made payments totaling $5,398 under contractual put agreements to purchase additional shares from the minority shareholders of World Wide. Goodwill of $4,224 was recorded in connection with these payments and the Company’s ownership percentage of World Wide increased from 88.2% to 94.0%.

Also during 2002, the Company made payments totaling $5,625 under contractual put agreements to purchase additional shares from the minority shareholders of Power. Goodwill of $1,384 was recorded in connection with these payments and the Company’s ownership percentage of Power increased from 85.8% to 93.4%.

The Company also made cash payments totaling $5,485 and issued notes in the amount of $9,918 ($5,196 of which was payable in 2003 and $4,722 of which is payable in 2004) in 2002, to purchase additional shares from the minority shareholders of Delco Remy Korea, which was acquired in 1999. Goodwill of $4,310 was recorded. This transaction increased the Company’s ownership percentage in Delco Remy Korea from 81.0% to 100%.

In 2002, the Company acquired intellectual property rights for the light duty alternator product line and certain other assets in connection with the acquisition of certain parts of the Delphi automotive generator business. Cash payments totaled $253.

In 2002, the Company made a cash payment of $497 in connection with the contingent payment terms of the Mazda NA acquisition in 2001.

2001 Acquisitions and Investments

In July 2001, the Company and Hitachi Ltd. formed Hitachi Remy Automotive GmbH to develop, manufacture and market automotive starting motors and alternators in European and North American markets. The Company’s ownership position in this business is 49%. This investment is accounted for under the equity method.

In June 2001, the Company, through a wholly-owned subsidiary, purchased the North American remanufacturing business of Mazda NA. The purchase price of $17,116, including expenses and excluding future contingent payments, was funded through proceeds from the Company’s Senior Credit Facility. The acquisition was accounted for as a purchase with resulting goodwill of $17,149. The business, located in Jacksonville, Florida, is responsible for the remanufacturing of Mazda automatic transmissions, transaxles and rotary engines for Mazda’s service requirements in North America. In 2003, the Company completed plans to close the Jacksonville facility and relocate operations to its transmission remanufacturing operations in Summerville, South Carolina. For more information, see Note 6. The Company will continue to remanufacture these components to support Mazda’s service and replacement parts needs in North America.

In May 2001, the Company acquired 100% of the capital stock of Auto Matic Transmission International A/S (“AMT”) for approximately $500. AMT, based in Soborg, Denmark, remanufactures automatic transmissions for passenger cars and commercial vehicles. Goodwill of $306 was recorded in connection with this acquisition.

In February 2001, the Company acquired the assets of XL Component Distribution Limited (“XL”) for approximately $2,416. Goodwill of $3,610 was recorded in connection with the acquisition. XL, headquartered in Droitwich, Worcestershire, England, is involved in the remanufacturing, packaging and distribution of steering racks, brake calipers, ignition distributors, ignition leads, transmission components and rotating electrics.

Payments totaling $6,434 under contractual put agreements were made in 2001 to acquire additional shares from the minority shareholders of World Wide. Goodwill of $2,518 was recorded in connection with these payments and the Company’s ownership percentage of World Wide increased from 82.5% to 88.2%.

Payments totaling $2,422 under contractual put agreements were made in 2001 to acquire additional shares from the minority shareholders of Power. Goodwill of $563 was recorded in connection with these payments and the Company’s ownership percentage of Power increased from 82.5% to 85.8%.

All acquisitions, other than Hitachi Remy Automotive GmbH, which is accounted for under the equity method, have been accounted for as purchases and, accordingly, their results of operations have been included in the consolidated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

financial statements since their respective dates of acquisition. On an unaudited pro-forma basis, the effects of the acquisitions were not significant to the Company’s results of operations.

3.    DISCONTINUED OPERATIONS

In the first quarter of 2003, the Company completed the sale of Tractech and Kraftube. These non-core businesses manufactured traction control devices and components for the air-conditioning industry, respectively. In connection with the sale, the Company recorded net cash proceeds of $30,058 and a gain of $2,320, with no income tax effect, in 2003. This gain is subject to adjustment based on the financial performance of these businesses in 2004 through 2008. The operating results, balance sheets and cash flows of these businesses were reported as discontinued operations beginning in the first quarter of 2003 and all prior periods have been reclassified accordingly.

In the first quarter of 2003, the Company completed plans to exit its contract remanufacturing operation for gas engines in Beaumont, Texas. A charge of $618 for the write down of assets and the cost of employee separation programs relative to the exit of this operation was charged to discontinued operations in 2003. The operating results, balance sheets and cash flows of this business were reported as discontinued operations beginning in the first quarter of 2003 and all prior periods have been reclassified accordingly.

In the second quarter of 2002, the Company completed plans to exit its retail aftermarket gas engine business in Dallas, Texas, Kansas City, Missouri and Toronto, Canada. A charge of $28,248 was recorded in 2002 for the write down of the relevant assets to their estimated realizable value. An additional charge of $2,824 was recorded in 2002 for the estimated cost of employee termination benefits and other exit costs. For more information on this matter see Note 6. A valuation allowance was established in 2002 for the income tax effect of these charges. The operating results, balance sheets and cash flows of this business were reported as discontinued operations beginning in the second quarter of 2002 and all prior periods have been reclassified accordingly.

The wind down of both the contract and aftermarket gas engine remanufacturing operations was essentially complete at December 31, 2003. The Company currently expects to make additional cash payments, which have been fully accrued, of approximately $2,000 in 2004.

Selected financial information for the discontinued operations is as follows:

	2003	2002	2001
Net sales	$9,726	$51,933	$85,576
Interest expense	1,184	10,840	8,950
Loss before tax	(4,930)	(34,010)	(40,691)
Income tax benefit	—	1,992	9,773
Net loss	$(4,930)	$(32,018)	$(30,918)

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of DRI and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

Use of Estimates

Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

financial statements, and the reported amounts of revenue and expense during the year. Actual results could differ from those estimates.

Revenue Recognition

Substantially all of the Company’s revenue is recognized at the time product is shipped to customers. The Company’s remanufacturing operations obtain used diesel and gasoline engines, fuel systems, transmissions, starter motors and generators, commonly known as cores, from its customers as trade-ins. Net sales and cost of goods sold were reduced by $300,576, $276,376, $193,247 for the years ended December 31, 2003, 2002, and 2001, respectively, to reflect the cost of cores for remanufactured product shipped.

Cash and Cash Equivalents

All cash balances and highly liquid investments with a maturity of ninety days or less when acquired are considered cash and cash equivalents. The carrying amount of cash equivalents approximates fair value.

Concentrations of Credit Risk and Other Risks

Substantially all of the Company’s accounts receivable are due from customers in the original equipment and aftermarket automotive industries, both in the U.S. and internationally. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company maintains allowances for doubtful customer accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company conducts a significant portion of its business with GM. For more information, see Note 14.

Inventories

Inventories are carried at lower of cost or market determined on the first-in, first-out (FIFO) method. In the fourth quarter of 2003, the Company changed its estimate for the valuation of core inventory from primarily customer acquisition cost to primarily core broker prices and recorded a special charge of $104,113. Of this charge $94,968 related to the write down of the core component of inventory and $9,145 related to the establishment of an estimated liability for core returns. In future periods, the value of cores will be estimated over the expected remaining life of the core and will be evaluated on an ongoing basis by comparing the estimate to broker prices.

For the Company, raw materials also include supplies and repair parts which consist of materials consumed in the manufacturing process, but not directly incorporated into the finished products. Inventories consist of the following:

	2003	2002
Raw materials	$126,545	$157,471
Work-in-process	4,978	35,058
Finished goods	83,241	88,495
Total inventory	$214,764	$281,024

Property and Equipment

Property and equipment are stated at cost and include certain expenditures for leased facilities. Depreciation is calculated primarily using the straight-line method over the estimated useful lives of the related assets, including leased facilities (15 to 40 years for buildings and 3 to 15 years for machinery and equipment).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over fair value of the net assets acquired and was amortized by the straight-line method over 15 to 35 years through 2001. In accordance with SFAS No. 142, which was adopted by the Company effective January 1, 2002, goodwill and other intangible assets are not amortized, but tested for impairment at least annually. For more information, see Note 5.

The cost of other intangible assets with determinable useful lives is amortized on a straight-line basis to reflect the pattern of economic benefit consumed, ranging from 5 to 20 years.

Derivative Financial Instruments

The Company reports all derivative instruments on the consolidated balance sheet at fair value and establishes criteria for the designation and effectiveness of hedging relationships.

In the normal course of business, operations of the Company are exposed to continuing fluctuations in foreign currency values, interest rates and commodity prices that can affect the cost of operating, investing and financing. Accordingly, the Company addresses a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The Company uses derivative financial instruments for the purpose of hedging currency and interest rate exposures, which exist as a part of ongoing business operations. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes. Management routinely reviews the effectiveness of the use of derivative instruments.

Currency Rate Hedging:    The Company primarily utilizes forward exchange contracts with maturities generally within 12 months, which qualify as cash flow hedges. In order to hedge anticipated U.S. dollar-denominated intercompany sales of inventory by its South Korean subsidiary to a U.S. subsidiary against fluctuations between the South Korean Won and U.S. dollar, the Company entered into a series of currency forward contracts. The critical terms of the hedges are the same as the underlying forecasted transactions, and the hedges are considered highly effective to offset the changes in the fair value of the cash flows from the hedged transactions. At maturity, each contract is settled at the difference between fair value and contract value. These derivative contracts were designated as cash flow hedges and, accordingly, changes in fair value were charged to other comprehensive income (loss), (“OCI”). Any derivative instrument terminated, designated but no longer effective as a hedge or initially not effective as a hedge would be recorded at fair value and the related gains and losses would be recognized in earnings. Derivatives not designated as hedges are adjusted to fair value through the consolidated statement of operations.

The Company’s foreign exchange contracts are summarized as follows:

	2003		2002
	Notional Amount	Fair Value (Loss)	Notional Amount	Fair Value Gain
Forwards	$60,557	$(507)	$111	$16
Non-deliverable forwards	—	—	10,400	1,011

Interest Rate Hedging:    The Company is exposed from time to time to interest rate risk through its corporate borrowing activities. The objective of the Company’s interest rate risk management is to manage the level of the Company’s fixed and the floating interest rate exposure to be consistent with the Company’s preferred mix. The interest rate risk management program consists of entering into approved interest rate derivatives, which qualify as cash flow or fair value hedges, when there is a desire to modify the Company’s exposure to interest rates. Gains and losses on cash flow hedges are deferred in accumulated OCI until the underlying transaction is recognized in earnings, net of gains and losses on the hedged instrument. In November 2000, the Company entered into an interest rate swap to hedge the exposure on a portion of its variable rate debt. The swap converted the libor-based rate into a fixed rate of 6.51% on debt of $100,000 for a period of two years. This swap was designated as a cash flow hedge and changes in fair value were charged to OCI. Realized gains and losses were charged to earnings as interest expense in the periods in which earnings

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were impacted by the variability of the cash flows of the interest paid. The interest rate swap hedge expired in November 2002.

Net Investments Hedging:    The Company may enter into foreign-denominated debt to be used as a non-derivative instrument to hedge the Company’s net investment in foreign subsidiaries. The changes in carrying amount of the foreign-denominated debt on the Company’s books, attributable to changes in the spot foreign exchange rate, is a hedge of the net investment in its foreign subsidiaries.

Commodity Purchases:    The Company purchases certain commodities during the normal course of business, which result in physical delivery and hence, are excluded from SFAS No. 133, as amended.

Warranty

The Company provides an allowance for the estimated future cost of product warranties and other defective product returns based on management’s estimate of product failure rates and customer eligibility. If these factors differ from management’s estimates, revisions to the estimated warranty liability may be required. The specific terms and conditions of the warranties vary depending upon the customer and the product sold. Changes to the Company’s warranty liability, excluding discontinued operations, are summarized as follows:

	2003	2002	2001
Balance at beginning of period	$15,851	$15,992	$7,425
Provision for warranty	49,634	50,798	52,648
Payments and charges against the accrual	(49,429)	(50,939)	(44,114)
Other (including acquisitions)	4,627	—	33
Balance at end of period	$20,683	$15,851	$15,992

Investments in Joint Ventures

Investments in companies representing an ownership interest of 20% to 50% are accounted for by the equity method. At December 31, 2003, the Company’s ownership interest and carrying value of these investments consisted of Sahney Paris Rhone Ltd. (47.5%, $5,230) and Hitachi Remy Automotive GmbH (49%, $382). During the year the Company wrote-off its investment in iPower.

At December 31, 2002, the Company’s ownership interests and carrying value of these instruments consisted of Sahney Paris Rhone Ltd. (47.5%, $4,804); Hitachi Remy Automotive GmbH (49%; $1,627); and iPower (42.8%, $5,077).

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”), which requires deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company evaluates quarterly the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to support the realization of certain deferred tax assets.

Failure to achieve forecasted taxable income may affect the ultimate realization of certain deferred tax assets. Factors that may affect the Company’s ability to achieve sufficient forecasted taxable income include, but are not limited to, general economic conditions, increased competition, or delays in product availability. For more information, see Note 12.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension and Post-Retirement Plans

The Company sponsors various defined benefit pension and post-retirement plans, which produce significant costs developed from actuarial valuations. Inherent in these valuations are key assumptions regarding discount rates, expected return on plan assets, rates of compensation increases, and the rates of health care benefit increases. The Company is required to consider current market conditions in determining these assumptions. If future trends in these assumptions prove to differ from management’s assumptions, revisions to the plan assets, benefit obligations and components of expense may be required. For more information, see Note 10.

Foreign Currency Translation

Financial statements of foreign subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and at the average exchange rate for each year for revenue and expenses. Translation adjustments are recorded as a separate component of stockholders’ equity and reflected in OCI. For more information, see Note 13.

Earnings Per Share

As a result of the recapitalization of the Company in 2001, the Company’s publicly traded common stock was delisted. For more information, see Note 11. Consequently, the Company has not presented earnings per share in its consolidated financial statements, as it believes its presentation is not meaningful to investors.

Fair Value of Financial Instruments

The Company’s financial instruments generally consist of cash and cash equivalents, trade and other receivables, accounts payable and long-term debt. The fair value of the Company’s fixed rate debt was estimated using the closing market price of each security as of December 31, 2003 and 2002. With the exception of the Senior Notes and the Senior Subordinated Notes, the carrying amounts of these financial instruments approximated their fair value at December 31, 2003 and 2002. The face value and estimated fair value of the Company’s Senior Notes and Senior Subordinated Notes at December 31, 2003 and 2002 are as follows:

	Face Value	2003	2002

Senior Notes	$145,000	$148,263	$116,363
10 5/8% Senior Subordinated Notes	140,000	140,700	71,225
11% Senior Subordinated Notes	165,000	170,775	83,531

Implementation of New Financial Accounting Pronouncements

In 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 defines a variable interest entity (VIE) as a corporation, partnership, trust, or any other legal structure that does not have equity investors with a controlling financial interest or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires consolidation of a VIE by the primary beneficiary of the assets, liabilities, and results of activities effective in 2003. FIN 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. The adoption in 2003 of this interpretation did not effect the Company’s consolidated financial position or results of operations.

In December 2003, the FASB revised SFAS No. 132 Employers’ Disclosures about Pensions and Other Postretirement Benefits (“SFAS No. 132”). This Statement retains the disclosures required by the original SFAS No. 132 and requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension and postretirement plans. In addition, this statement requires interim period disclosure of the components of net

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

period benefit cost and contributions if significantly different from previously reported amounts. The Company adopted SFAS No. 132, as revised, in the fourth quarter of 2003.

In 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS No. 149”). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133 and is to be applied prospectively to contracts entered into or modified after June 30, 2003. The Company adopted SFAS No. 149 in the third quarter of 2003. Adoption of this statement did not have a material impact on the Company’s consolidated financial position or results of operation.

In 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Adoption of SFAS No. 150 did not have an impact on the Company’s consolidated financial position or results of operations.

In 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS No. 145”). SFAS No. 145 eliminates the classification of debt extinguishments as extraordinary items. The provisions of SFAS No. 145 related to rescission of FASB Statements No. 44 and No. 64 and amendment of SFAS No. 13 and Technical Corrections were adopted by the Company in the second quarter of 2002. Adoption of these provisions did not have a material effect on the Company’s results of operations, financial position or cash flows. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 were adopted effective January 1, 2003, and the extraordinary items resulting from debt extinguishments in 2002 and 2001 were reclassified to interest expense. Accordingly, interest expense, net, increased approximately $1,800 and income from continuing operations decreased approximately $1,100 in 2002 and interest expense decreased approximately $1,100 and the loss from continuing operations decreased approximately $700 in 2001.

In 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Severance pay under SFAS No. 146, in many cases, is recognized over the remaining service period rather than at the time the plan is communicated. The provisions of SFAS No. 146 are effective for exit or disposal activities that were initiated after December 31, 2002. The Company adopted SFAS No. 146 effective January 1, 2003.

In 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires an issuer of a guarantee to recognize an initial liability for the fair value of the obligations covered by the guarantee. FIN 45 also addresses the disclosures required by a guarantor in interim and annual financial statements regarding obligations under guarantees. Accordingly, the Company has provided additional disclosures relating to product warranties. The Company does not have any other guarantees under FIN 45; therefore the adoption of this interpretation did not have an impact on the Company’s consolidated financial position or results of operations.

In 2001, the FASB issued SFAS No. 142. SFAS No. 142 applies to all acquired intangible assets. It requires that goodwill and other identifiable intangible assets with an indefinite useful life not be amortized but instead be tested for impairment at least annually. Identifiable intangible assets are amortized when their useful life is determined to no longer be indefinite. The Company adopted this statement on January 1, 2002. The results of adoption are provided in Note 5, Goodwill and Other Intangible Assets.

In 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). SFAS No. 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, which is adjusted to its present value each subsequent period. In addition, companies must capitalize a corresponding amount by increasing the carrying amount of the related long-lived asset, which is depreciated over the useful life of the related long-lived asset. The Company adopted SFAS No. 143 effective January 1, 2003. Adoption did not have a material impact on the Company’s consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

On June 29, 2001, the FASB issued SFAS No. 142. SFAS No. 142 addresses accounting and reporting of acquired goodwill and other intangible assets and was adopted by the Company effective January 1, 2002. The goodwill impairment testing provisions of SFAS No. 142 must be applied goodwill and other intangible assets that are recognized in the Company’s financial statements at the time of adoption. Also upon adoption, goodwill is no longer amortized and is tested for impairment at least annually. Excluding goodwill amortization of $5,955, for the year ended December 31, 2001, the Company’s net loss from continuing operations before cumulative effect of change in accounting principle would have been $36,880.

SFAS No. 142 requires that goodwill be tested for impairment annually or if an event occurs or circumstances change that may reduce the fair value of the reporting unit below its carrying value. Should circumstances change or events occur to indicate that the fair market value of the reporting unit has fallen below its carrying value, management must then compare the estimated fair value of goodwill to carrying value. If the carrying value exceeds the estimated fair value, an impairment loss would be recognized in an amount equal to that excess. Such an impairment loss would be recognized as a non-cash charge to operating income.

The Company completed step one of the transitional impairment test required by SFAS No. 142 during the second quarter of 2002. The test indicated potential impairment losses in certain of its original equipment and aftermarket businesses. During the fourth quarter of 2002, the Company, with the assistance of an outside valuation firm, performed the impairment tests of its goodwill required by SFAS No. 142. As a result of this assessment, the Company recorded a non-cash charge of $74,176, to reduce the carrying value of its goodwill to its estimated fair value. In accordance with SFAS No. 142, the charge is presented as a cumulative effect of change in accounting principle in the consolidated statement of operations in the first quarter of 2002. The Company performs an impairment review on an annual basis, or more frequently if impairment indicators arise.

The Company completed its annual impairment test during the fourth quarter of 2002 and 2003, as required under SFAS No. 142 and determined that goodwill was not impaired.

At December 31, 2003, the Company had goodwill and other intangible assets totaling approximately $135,000, net of accumulated amortization. In 2003, the Company recorded additional goodwill of $13,500 in connection with the estimated contingent earn-out liability relative to the acquisition of Knopf and a total of $4,052 in connection with the acquisition of the remaining shares from the minority shareholders of World Wide and Power. These increases were partially offset by the reversal of the accrued contingent earn-out liability and corresponding reduction in goodwill of $4,303 relative to the acquisition of Mazda NA. For more information, see Note 2.

At December 31, 2002, the Company had goodwill and other intangible assets totaling approximately $122,000, net of accumulated amortization. In 2002, the Company recorded additional goodwill totaling $9,918 in connection with the acquisition of the remaining shares from the minority shareholders of World Wide, Power and Delco Remy Korea. For more information see Note 2.

6.    RESTRUCTURING AND SPECIAL CHARGES

RESTRUCTURING CHARGES

The Company’s restructuring activities are accounted for in accordance with SFAS No. 146.

Continuing Operations

In 2003, the Company completed plans for the following restructuring actions and transfers of production to lower-cost facilities:

1.	Closure of its starter and alternator manufacturing operations in Anderson, Indiana.

2.	Consolidation of its alternator and starter remanufacturing operations in Mississippi.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Closure of its aftermarket remanufacturing and distribution facilities in Reed City, Michigan.

4.	Closure of its aftermarket transmission remanufacturing facility in Jacksonville, Florida.

A total charge of $49,508 was recorded in 2003 for the estimated cost of these plans. This charge consisted of $14,837 for the estimated cost of various voluntary and involuntary employee separation programs associated with the resulting workforce reductions of approximately 750 employees; $29,317 for the impairment of fixed assets and capital leases; $9,066 for the impairment of operating leases; a post-employment benefit curtailment gain of $7,216; a pension plan curtailment charge of $1,835; and other miscellaneous costs of $1,669. Relative to the employee termination programs established in 2003, $8,437 was paid in 2003, and $5,668 and $732 are expected to be paid in 2004 and 2005, respectively. The Company currently expects to record additional charges of $3,000 to $5,000 in connection with these actions in 2004.

In 2002, the Company recorded a net restructuring credit of $4,375 consisting of a $4,916 post-employment benefit curtailment gain and a $541 pension curtailment charge related to the closure and realignment of certain manufacturing operations announced in 2001 as discussed below.

In 2001, the Company recorded a restructuring charge of $30,098 in conjunction with plans for the closure and realignment of certain manufacturing facilities and administrative functions in the U.S., Canada and Europe. This charge consisted of $23,328 for the estimated cost of various voluntary and involuntary employee separation programs associated with workforce reductions of approximately 800 production and administrative employees and asset impairment and other miscellaneous costs totaling $6,770. Relative to the employee termination programs established in 2001, $1,080, $12,709 and $4,802 was paid in 2001, 2002 and 2003, respectively, and $4,737 will be paid in 2004.

The following table summarizes the activity in the restructuring accrual of continuing operations:

	Termination Benefits	Exit/ Impairment Costs	Total
Reserve at December 31, 2000	$6,679	$190	$6,869
Provision in 2001	23,328	1,120	24,448
Payments in 2001	(5,875)	(352)	(6,227)
Reserve established on acquisition	1,477	191	1,668
Other	(113)	(776)	(889)
Reserve at December 31, 2001	25,496	373	25,869
Payments in 2002	(15,640)	(175)	(15,815)
Other	(271)	29	(242)
Reserve at December 31, 2002	9,585	227	9,812
Provision in 2003	14,837	9,066	23,903
Payments in 2003	(13,347)	(2,020)	(15,367)
Other	62	1,217	1,279
Reserve at December 31, 2003	$11,137	$8,490	$19,627

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reconciles the restructuring provisions appearing in the above table with the total charges (credits) appearing in the consolidated statements of operations:

	2003	2002	2001
Provision charged to accrual	$23,903	$—	$24,448
Write-down of fixed assets and capital leases	29,317	—	5,650
Post-employment benefit curtailment gain	(7,216)	(4,916)	—
Pension plan curtailment charge	1,835	541	—
Other	1,669	—	—
Total provision	$49,508	$(4,375)	$30,098

Discontinued Operations

The restructuring charges, payments and liabilities relative to discontinued operations are classified as discontinued operations in the Company’s consolidated financial statements. The restructuring liabilities of these operations are included in the Balance Sheet as liabilities of discontinued operations.

In 2003, the Company recorded restructuring charges in its discontinued operations of $389, consisting of $190 of employee termination benefits, which were paid in 2003, and $199 of asset impairment and other costs.

In 2002, the Company recorded restructuring charges in its discontinued operations of $2,824, consisting of $1,053 of employee termination benefits and $1,771 of asset impairment and other costs. Relative to the employee termination programs established in 2002, $317 and $736 were paid in 2002 and 2003, respectively.

In 2001, the Company recorded restructuring charges in its discontinued operations of $9,251, consisting of $3,399 of employee termination benefits and $5,852 of asset impairment and other costs. Cash payments for termination programs established in 2001 of $975, $2,225 and $199 were made in 2001, 2002 and 2003, respectively.

The following table summarizes the activity in the restructuring accrual of discontinued operations:

	Termination Benefits	Exit/ Impairment Costs	Total
Reserve at December 31, 2000	$683	$140	$823
Provision in 2001	3,399	5,852	9,251
Payments in 2001	(1,892)	(126)	(2,018)
Other	71	(1,896)	(1,825)
Reserve at December 31, 2001	2,261	3,970	6,231
Provision in 2002	1,053	1,771	2,824
Payments in 2002	(2,592)	(2,471)	(5,063)
Other	345	(504)	(159)
Reserve at December 31, 2002	1,067	2,766	3,833
Provision in 2003	190	199	389
Payments in 2003	(980)	(1,542)	(2,522)
Other	(277)	(1,065)	(1,342)
Reserve at December 31, 2003	$—	$358	$358

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SPECIAL CHARGES

In the fourth quarter of 2003, the Company changed its estimate for the valuation of core inventory from primarily customer acquisition cost to primarily core broker prices and recorded a special charge of $104,113. Of this charge, $94,968 related to the write down of the core component of inventory and $9,145 related to the establishment of an estimated liability for core returns. The Company estimated broker values by considering, in order of preference, direct purchases from brokers, purchase quotes from brokers, and appraisals. Multiple reference sources were used to establish a core family’s inventory value, to ensure the determination of fair market value. The Company made the decision to change the valuation estimate after weighing the changes in the market place, concluding that the long term recovery of core prices was unlikely, considering the desired consistency between Company valuations and lender valuations, conducting a market survey that indicated a trend toward core broker valuations, and examining the 2003 IRS ruling allowing the use of core broker prices for inventory valuation. The Company believes this change better reflects current market and competitive conditions. The new values of cores bring the inventory more inline with the appraised values under the asset based lending arrangement. The Company believes this change will enhance purchasing and manufacturing decisions, provide more flexibility to adjust inventory levels and improve liquidity. For more information, see Note 4.

In March 2004, prior to the issuance of the 2003 financial statements, the Company received an interim decision from the panel of arbitrators regarding the dispute with its Mexican joint venture partner, GCID Autopartes, S.A. de C.V. The final award is expected in the second quarter of 2004. The Company will record the cost associated with the acquisition of the remaining 24% partnership interest at the closing date, which is expected to occur in the second quarter of 2004. In the fourth quarter of 2003, the Company recorded a special charge to cost of sales for the estimated cost of the past service fee, other claims, interest and other costs totaling $14,310. For more information, see Note 16.

In 2001, the Company recorded special charges totaling $30,026, $13,945 of which was charged to cost of goods sold and $16,081 of which was charged to selling, general and administrative expenses. The cost of goods sold charge consisted primarily of higher than expected warranty returns for a limited class of heavy-duty OEM alternators in 2001 and expected returns in 2002 and 2003. The charge to selling, general and administrative expense consisted primarily of the write-off of disputed items related to the GM acquisition. The Company conceded these claims in connection with the negotiation of other long-term agreements with GM and Delphi Automotive Systems Corporation.

7.    ALLOWANCE FOR DOUBTFUL ACCOUNTS

The activity in the allowance for doubtful accounts is as follows:

	2003	2002	2001
Balance at beginning of period	$4,942	$2,967	$2,746
Additions charged to costs and expenses	4,959	4,305	1,107
Uncollectible accounts written off, net of recoveries	(3,699)	(2,330)	(886)
Balance at end of period	$6,202	$4,942	$2,967

The allowance does not include amounts related to discontinued operations of $800, $4,237, and $1,711 for the years ending December 31, 2003, 2002 and 2001, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	2003	2002
Land and buildings	$28,450	$22,558
Buildings under capital leases	26,800	26,800
Leasehold improvements	4,774	11,200
Machinery and equipment	251,431	229,477
Total property, plant and equipment	$311,455	$290,035

9.    LONG-TERM DEBT

Borrowings under long-term debt arrangements consist of the following:

	2003	2002
Senior Credit Facility	$111,630	$120,400
Senior Notes	145,000	145,000
10 5/8% Senior Subordinated Notes	140,000	140,000
11% Senior Subordinated Notes	163,583	163,310
Other, including capital lease obligations	64,287	57,862
	624,500	626,572
Less current portion	31,397	30,190
Total long-term debt	$593,103	$596,382

Senior Credit Facility

On June 28, 2002, the Company entered into a $250,000 secured, asset based, revolving credit facility (the “Senior Credit Facility”) with a syndicate of banks led by Wachovia Bank, National Association and its subsidiary Congress Financial Corporation. The Senior Credit Facility replaced the Company’s then-existing $200,000 secured revolving credit facility, which was due to expire on March 31, 2003. The Senior Credit Facility extends through March 31, 2006 and has provisions for annual extensions thereafter. The interest is payable at the end of each month.

The Senior Credit Facility is collateralized by liens on substantially all assets of the Company and its domestic and certain foreign subsidiaries and by the capital stock of such subsidiaries.

On October 3, 2003, the Company amended and restated its Senior Credit Facility. The $250,000 amended and restated facility consists of a $190,000 secured, asset-based, revolving facility, and a $60,000 term loan facility. Proceeds from the new term loan were used to reduce outstanding debt under the Company’s asset-based revolving credit facility, thereby increasing the Company’s total borrowing capacity under the Senior Credit Facility by approximately $60,000. The interest rate on the term loan facility is Wachovia Bank’s prime rate plus 4.5% subject to a minimum interest rate of 8.5%. The applicable interest rate on the amount borrowed under the revolving credit facility remains unchanged and floats at rates above Wachovia Bank’s prime rate and/or eurodollar rates. The Company amended the Senior Credit Facility effective December 31, 2003. The change permits the Company to add back the special charges recorded in the fourth quarter for purposes of calculating EBITDA and modifies other financial covenants to reflect changes to the Company’s business. For more information see Notes 4 and 16.

At December 31, 2003, borrowings under the Senior Credit Facility were $111,630 and utilization of letters of credit totaled $7,300. Based on the collateral supporting the senior credit facility at December 31, 2003, $101,843 was available under the Facility. At December 31, 2003 the interest rate was 8.5% on the term loan and 3.9% on the revolving credit facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Senior Credit Facility contains various restrictive covenants, which include, among other things: (i) limitations on additional borrowings and encumbrances; (ii) the maintenance of certain financial ratios and compliance with certain financial tests and limitations; (iii) limitations on cash dividends paid; (iv) limitations on investments and capital expenditures; and (v) limitations on leases and sales of assets. The Company believes the most restrictive of these covenants is the maintenance of certain rolling twelve-month EBITDA levels. For purposes of the covenant calculation under the terms of the Senior Credit Facility, the requirement was $93,000 for the year ending December 31, 2003, and the Company attained $108,900. The requirement for the year ending December 31, 2004 is $108,000.

Senior Notes

On December 22, 1997, the Company issued $145,000 of 8 5/8% Senior Notes due December 15, 2007 (the “Senior Notes”). The proceeds from the Senior Notes were $141,375, net of issuance costs. The proceeds were used to repay higher interest bearing debt.

The Senior Notes are general unsecured senior obligations of the Company and rank pari passu in right of payment with all existing and future senior indebtedness of the Company and senior in right of payment to all of the Company’s existing and future subordinated obligations. In addition, the Company’s obligations under the Senior Notes will be fully and unconditionally guaranteed on a joint and several basis by each of the Company’s existing and future domestic restricted subsidiaries. The subsidiary guarantees will rank pari passu in right of payment with all existing and future senior indebtedness of the subsidiary guarantors and senior in right of payment to all existing and future subordinate obligations of the subsidiary guarantors. The Senior Notes and the subsidiary guarantees will be effectively subordinated to all existing and future secured indebtedness of the Company and the subsidiary guarantors as well as to any liabilities of subsidiaries other than subsidiary guarantors.

The Senior Notes are redeemable at the Company’s option, in whole or in part, at any time on or after December 15, 2002, at the redemption prices set forth in the note agreement plus accrued and unpaid interest, if any, to the date of redemption. Interest is payable semi-annually on June 15 and December 15 of each year.

Upon the occurrence of a change of control (as defined), each holder of the Senior Notes will have the right to require the Company to purchase all or a portion of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

The indenture pursuant to which the Senior Notes were issued contains certain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional indebtedness; (ii) pay dividends or make other distributions with respect to the capital stock (as defined) of the Company or its restricted subsidiaries; (iii) sell the assets of the Company or its restricted subsidiaries; (iv) issue or sell restricted subsidiary stock; (v) enter into certain transactions with affiliates; (vi) create certain liens; (vii) enter into certain mergers and consolidations and (viii) incur indebtedness which is subordinate to senior indebtedness and senior to the Senior Subordinated Notes.

10 5/8% Senior Subordinated Notes

On August 2, 1996, the Company issued $140,000 of 10 5/8% Senior Subordinated Notes due August 1, 2006 (the “10 5/8% Senior Subordinated Notes”).

The 10 5/8% Senior Subordinated Notes are unsecured senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future senior indebtedness, pari passu with all present and future senior subordinated indebtedness and senior to all present and future subordinated indebtedness of the Company or the relevant subsidiary guarantors, as defined in the indenture. The 10 5/8% Senior Subordinated Notes are also effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness.

The 10 5/8% Senior Subordinated Notes are redeemable at the Company’s option, in whole or in part, on or after August 1, 2001, at the redemption prices set forth in the note agreement plus accrued and unpaid interest, if any, to the redemption date. Interest is payable semi-annually on February 1 and August 1 of each year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Upon the occurrence of a change of control, each holder of the 10 5/8% Senior Subordinated Notes will have the right to require the Company to purchase all or a portion of such holder’s notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

The indenture pursuant to which the 10 5/8% Senior Subordinated Notes were issued contains certain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional indebtedness; (ii) pay dividends or make other distributions with respect to the capital stock (as defined) of the Company and its restricted subsidiaries; (iii) sell the assets of the Company or its restricted subsidiaries; (iv) issue or sell restricted subsidiary stock; (v) enter into certain transactions with affiliates; (vi) create certain liens; (vii) enter into certain mergers and consolidations and (viii) incur indebtedness which is subordinate to senior indebtedness and senior to the Senior Subordinated Notes.

11% Senior Subordinated Notes

On April 26, 2001, the Company issued $165,000 of 11% Senior Subordinated Notes due May 1, 2009 (“the 11% Senior Subordinated Notes”). Net proceeds (after discounts, commissions, and expenses) of approximately $157,000 were used to retire the GM Subordinated Debenture of approximately $19,000 and repay approximately $138,000 outstanding under the Company’s then existing secured revolving credit facility.

The 11% Senior Subordinated Notes are unsecured senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future senior indebtedness, pari passu with all present and future senior subordinated indebtedness and senior to all present and future subordinated indebtedness of the Company or the relevant subsidiary guarantor, as defined in the indenture. The 11% Senior Subordinated Notes are also effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness.

The 11% Senior Subordinated Notes are redeemable at the Company’s option, in whole or in part, at any time on or after May 1, 2005, at the redemption prices set forth in the note agreement plus accrued and unpaid interest, if any, to the redemption date. Interest is payable semi-annually in arrears on May 1 and November 1, and commenced on November 1, 2001.

Upon the occurrence of a change in control, each holder of the 11% Senior Subordinated Notes will have the right to require the Company to purchase all or a portion of such holder’s notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

The indenture pursuant to which the 11% Senior Subordinated Notes were issued contains certain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional indebtedness unless a coverage ratio is met; (ii) make restricted payments, as defined; (iii) make dividend payments or make other distributions on its capital stock; (iv) sell assets of the Company or its restricted subsidiaries; (v) enter into certain transactions with affiliates; (vi) create certain liens and (vii) enter into certain mergers and consolidations.

Sale-Leaseback Financing Transactions

In 2003, certain of the Company’s Mexican subsidiaries entered into a series of machinery and equipment sale-leaseback financing transactions with GE Mexico. Under the terms of this agreement, the relevant subsidiaries must maintain certain net worth, earnings before interest, taxes, depreciation and amortization (as defined) and sales levels, in addition to other requirements normally associated with this type of financing. Net cash proceeds from these transactions in 2003 were $10,297, net of security deposits totaling $5,425. The Company has accounted for these transactions as financing transactions in accordance with SFAS No. 66 and SFAS No. 98. Accordingly, an obligation of $15,722 was recorded relative to these transactions.

Capital Lease Obligations

Capital leases have been capitalized using nominal interest rates ranging from 10.7% to 14.2%. The net book value of assets under capital leases was $5,950 and $12,745 at December 31, 2003 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other

Required principal payments of long-term debt and capitalized leases are as follows:

2004	$31,397
2005	7,075
2006	256,673
2007	149,964
2008	5,277
Thereafter	174,114
Total principal payments	$624,500

10.    EMPLOYEE BENEFIT PLANS

Agreements with GM

In connection with the GM Acquisition, the Company and GM agreed to allocate the responsibility for employee pension benefits and post-retirement health care and life insurance on a pro-rata basis between DRA and GM. The allocation is primarily determined upon years of service with DRA and aggregate years of service with DRA and GM. Effective August 1, 1994, DRA established hourly and salaried pension and post-retirement health care and life insurance plans which are similar to the respective GM plans.

Pension and Post-Retirement Health Care and Life Insurance Plans

DRA has defined benefit pension plans covering substantially all employees. The plan covering salaried employees provides benefits that are based upon years of service and final estimated average compensation. Benefits for hourly employees are based on stated amounts for each year of service. DRA’s funding policy is to contribute amounts to provide the plans with sufficient assets to meet future benefit payment requirements consistent with actuarial determinations of the funding requirements of federal laws. Plan assets are primarily invested in mutual funds, which invest in both debt and equity instruments.

DRA maintains hourly and salaried benefit plans that provide post-retirement health care and life insurance to retirees and eligible dependents. The benefits are payable for life, although DRA retains the right to modify or terminate the plans providing these benefits. The salaried plan has cost sharing features such as deductibles and co-payments. Salaried employees who were not GM employees prior to 1992 are not eligible for the above-described post-retirement benefits. It is DRA’s policy to fund these benefits as claims are incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in benefit obligations and plan assets, components of expense, and assumptions for the plans are as follows:

	Pension Benefits			Post-Retirement Health Care and Life Insurance Plans
	2003	2002	2001	2003	2002	2001
Change in benefit obligations
Benefit obligation at beginning of year	$36,561	$32,676	$25,447	$36,069	$23,297	$18,000
Service cost	1,519	1,913	2,450	374	2,081	2,579
Interest cost	2,204	2,221	2,105	1,159	1,407	1,402
Amendments	114	—	117	—	3,832	—
Actuarial loss	4,497	2,562	4,078	2,283	6,282	2,140
Benefits paid	(1,807)	(2,811)	(1,521)	(1,512)	(830)	(824)
Curtailment gains	(3,240)	—	—	(18,470)	—	—
Benefit obligation at end of year	$39,848	$36,561	$32,676	$19,903	$36,069	$23,297
Change in plan assets
Fair value of plan assets at beginning of year	$18,521	$19,531	$20,736	$—	$—	$—
Actual return on plan assets	3,568	(1,762)	(1,271)	—	—	—
Employer contributions	2,037	2,382	1,587	1,512	830	824
Benefits paid	(1,807)	(1,630)	(1,521)	(1,512)	(830)	(824)
Fair value of plan assets at end of year	$22,319	$18,521	$19,531	$—	$—	$—
Funded status	$(17,529)	$(18,040)	$(13,145)	$(19,903)	$(36,069)	$(23,297)
Unrecognized actuarial loss (gain)	11,833	12,887	7,124	3,472	12,516	(2,515)
Unrecognized prior service cost	539	2,356	3,128	—	—	—
Net amount recognized (accrued) / prepaid	$(5,157)	$(2,797)	$(2,893)	$(16,431)	$(23,553)	$(25,812)
Amounts recognized in the consolidated balance sheet consist of:
Accrued benefit liability	$(13,073)	$(14,427)	$(10,216)	$(16,431)	$(23,553)	$(25,812)
Intangible asset	344	2,061	2,913	—	—	—
Accumulated other comprehensive loss	7,572	9,569	4,410	—	—	—
Net amount recognized (accrued) / prepaid	$(5,157)	$(2,797)	$(2,893)	$(16,431)	$(23,553)	$(25,812)
Components of expense
Service costs	$1,521	$1,913	$2,450	$374	$2,081	$2,579
Interest costs	2,204	2,221	2,105	1,159	1,407	1,402
Expected return on plan assets	(1,564)	(1,772)	(2,082)	—	—	—
Amortization of prior service cost	96	231	265	—	—	—
Recognized net actuarial loss (gain)	307	334	2	72	—	(139)
Curtailments	1,835	541	—	(7,216)	(4,916)	—
Net periodic pension cost	$4,399	$3,468	$2,740	$(5,611)	$(1,428)	$3,842
Weighted-average assumptions
Discount rate for benefit obligation	6.00%	6.75%	7.25%	6.75%	6.75%	7.25%
Discount rate for net periodic benefit cost	6.75%	7.25%	7.75%	6.75%	7.25%	7.75%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Expected return on plan assets	8.50%	9.00%	10.00%	NA	NA	NA

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the present portfolio. This resulted in the selection of the 8.5% long-term rate of return on asset assumption for 2003.

In 2003, the Company recorded a post-employment benefit curtailment gain of $7,216 and a pension plan curtailment charge of $1,835 related to the restructuring activities. For more information, see Note 6.

In 2002, the Company recorded a post-employment benefit curtailment gain of $4,916 and a pension plan curtailment charge of $541 related to the restructuring activities in 2001. For more information, see Note 6.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s investment strategies with respect to pension assets are:

1.	The assets are managed in compliance with provisions of the Employee Retirement Income Security Act.

2.	The assets are to be invested with expectations of achieving real growth with respect to inflation, the belief that the U.S capital markets will remain viable, maintaining a level of liquidity to meet timely payment of benefits to participants and minimizing risk and achieving growth through prudent diversification of assets among investment categories.

The target plan asset allocation is:

Target Allocation
Equity Investments	60% – 70%
Fixed Income Investments	30% – 40%
Cash and Short Term Investments	0% – 10%

	2003		2002
Asset Allocation for Plan Assets
Interest-bearing cash	$257	1.2%	$384	2.1%
Bond Mutual Funds	8,317	37.2%	6,976	37.6%
Equity Mutual Funds	13,683	61.3%	11,106	60.0%
Receivables	62	0.3%	55	0.3%
Total plan assets	$22,319	100.0%	$18,521	100.0%
Accumulated Benefit Obligation	$35,393		$32,948
Assumed Health Care Cost Trend Rates
Health care cost trend rate assumed for next year	12.00%		13.00%
Rate to which the cost trend is expected to decline	5.00%		4.75%
Year that the rate reaches the ultimate trend rate	2010		2011

Sensitivity Analysis

An increase and decrease of one-percentage-point in the assumed health care trends would have the following effects in the year ended December 31, 2003:

	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic post-retirement health care benefit cost	$225	$(175)
Effect on the health care component of the accumulated post-retirement benefit obligation	$3,057	$(2,471)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Flows

In 2004, the Company plans to contribute between approximately $3,800 and $5,000 to its pension plans. The post-retirement health care plan is funded on a pay as you go basis and is funded on a cash basis as benefits are paid.

The	following reflects the estimated future benefit payments:

	Pension	Other
2004	$1,989	$688
2005	2,018	801
2006	2,104	902
2007	2,302	989
2008	2,357	1,077
Years 2009-2013	13,060	6,447

Defined Contribution Plans

The Company sponsors two voluntary savings plans. One plan is for eligible salaried employees and the other plan is for UAW hourly employees. These plans allow participants to make contributions pursuant to section 401(k) of the Internal Revenue Code. The salaried plan has Company matching contribution provisions, while the hourly UAW plan does not. Charges to operations were $2,210, $2,513, and $2,234 for the years ending December 31, 2003, 2002, and 2001 respectively.

Profit Sharing Plans

DRA sponsors a profit sharing plan covering UAW union employees. Distributions are determined based upon formulas established by management and are made annually. Profit sharing expense for the years ended December 31, 2003, 2002 and 2001, was $0, $198, and $0, respectively.

11.    STOCKHOLDERS’ EQUITY AND REDEEMABLE PREFERRED STOCK

On February 7, 2001, the Company agreed to a going private transaction with its largest stockholder, Court Square Limited (“Court Square”), pursuant to which Court Square made a cash tender offer for all of the Company’s common stock not owned by it. Following completion of the merger on March 14, 2001, the New York Stock Exchange delisted the Company’s common stock and the Company terminated the registration of its common stock under the Exchange Act. For financial accounting purposes the transaction was treated as a leveraged recapitalization whereby the assets are not revalued and the excess purchase price of the redeemed shares over the par value and paid-in capital of the common stock and the redemption value of the preferred stock ($105,164) was charged to the Company’s retained earnings.

Preferred Stockholders Agreement

In connection with the Company’s recapitalization, the stockholders entered into a Preferred Stockholders Agreement dated March 14, 2001 (the “Preferred Stockholders Agreement”), containing additional agreements among the stockholders regarding the Company’s preferred stock. Subject to certain limitations, certain stockholders may not sell any of their shares of preferred stock without offering the other stockholders a pro rata opportunity to participate in the sale. Subject to certain conditions, if holders of at least 50% of the common stock approve the sale of the Company, each stockholder has agreed to consent to the sale and, if the sale includes the sale of stock, each stockholder has agreed to sell all of the stockholder’s preferred stock on the terms and conditions approved by holders of a majority of the common stock then outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Redeemable Preferred Stock

Holders of substantially all of the Company’s common stock and preferred stock agreed, effective as of July 1, 2003, to amend the terms of the Company’s outstanding preferred stock. The Company’s Second Amended and Restated Certificate of Incorporation provides for the issuance of 3,500,000 shares of preferred stock, all of which are designated as 12% Series A Accreting Preferred Stock. The preferred stock has a stated value of $100 per share and is entitled to receive dividends when, as and if declared by the Board of Directors in such amounts as the Board of Directors may determine at the time of declaration, provided that the aggregate amount of dividends per share do not exceed the compounded annual rate of 12% of the stated value per share from the date of original issue.

The vote of a majority of the outstanding shares of the preferred stock, voting as a separate class, is required to (1) create, authorize or issue any other class or series of stock entitled to a preference prior to the preferred stock upon any dividend or distribution or any liquidation, distribution of assets, dissolution or winding up of the Company, or increase the authorized amount of any such other class or series, or (2) amend the Certificate of Incorporation if the amendment would adversely affect the relative rights and preferences of the holders of the preferred stock. The vote of not less than 75% of the outstanding shares of the preferred stock, voting as a class, is required to amend the Certificate of Incorporation if the amendment changes the maximum dividend amount or accreting amount payable on the preferred stock. Except as described above or as otherwise required by law, the preferred stock is not entitled to vote.

The preferred stock is redeemable at the option of the holders of the preferred stock or the Company on and after December 16, 2023. Each holder of the preferred stock may elect to have the holder’s shares of preferred stock repurchased by the Company at any time after December 16, 2023. The holders of the preferred stock are entitled to a preference amount per share upon liquidation. If available assets upon liquidation are insufficient to pay the holders of the outstanding shares of preferred stock in full, the assets, or proceeds from the sale of the assets, will be distributed ratably among the holders of the preferred stock. The redemption price, the repurchase price and the liquidation preference per share are equal to (a) the stated value, plus (b) an accreted amount equal to the stated value multiplied by 12% per annum, compounded annually from the date of original issue, less (c) (i) any dividends declared and paid thereon, plus (ii) 12% of any dividends declared and paid thereon, compounded annually from the date of payment.

The preferred stock is convertible at the option of the Company concurrently with the Company’s first qualified public offering of common stock. Subject to certain exceptions, the Company may not pay any dividend upon capital stock junior to the preferred stock, except for a dividend payable in capital stock junior to the preferred stock (including the common stock or junior stock), or redeem or otherwise acquire shares of junior stock, unless the Company has declared and paid dividends on the preferred stock in an accreted amount equal to the stated value of the preferred stock multiplied by 12% per annum, compounded annually from the date of original issue, less any dividends declared and paid thereon. The number of shares of common stock deliverable upon conversion of a share of preferred stock equals (a) (i) the stated value, plus (ii) an accreted amount equal to the stated value multiplied by 12% per annum, compounded annually from the date of original issue, less (iii) (A) any dividends declared and paid thereon, plus (B) 12% of any dividends declared and paid thereon, compounded annually from the date of payment, divided by (b) the net proceeds per share of common stock received, after giving effect to underwriting discounts, by the Company in the offering.

As of December 31, 2003, 2,237,257.23 shares of preferred stock were outstanding. The amount accreted on the preferred stock since the issue date is reported as “Accretion for redemption of preferred stock” on the Consolidated Statements of Operations. The dividends accrued on the preferred stock prior to the adoption of the restated terms were never declared or paid to the holders of the preferred stock and are also reported as “Accretion for redemption of preferred stock.”

The Company’s ability to pay cash dividends, and to redeem the preferred stock, is subject to restrictions contained in the senior credit facility, the 8 5/8% Senior Notes due 2007, the 10 5/8% Senior Subordinated Notes due 2006 and the 11% Senior Subordinated Notes due 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Common Stock

The Company’s Second Amended and Restated Certificate of Incorporation provides for the issuance of 12,001,000 shares of common stock, divided into three classes consisting of 1,000 shares of Class A Common Stock, 6,000,000 shares of Class B Common Stock and 6,000,000 shares of Class C Common Stock. As of December 31, 2003, 1,000.00 shares of Class A Common Stock, 2,485,337.48 shares of Class B Common Stock and 16,687.00 shares of Class C Common Stock were outstanding.

The holders of Class A Common Stock are entitled to vote on all matters submitted to a vote of the stockholders. The original holders of Class A Common Stock, or Court Square, Citicorp or Citibank, N.A. or any direct or indirect subsidiary of Citicorp or Citibank, N.A., in each case, to the extent that the entity is the owner of Class A Common Stock, are entitled to that number of votes equal to, in the aggregate, 51% of the total number of votes entitled to be cast by the holders collectively owning all of the outstanding shares of Class A Common Stock and Class B Common Stock. The number of votes to be cast by the holder of Class A Common Stock may vary and is determined, in each instance, prior to a vote of stockholders. If at any time the aggregate principal amount of indebtedness outstanding under the (1) Indenture dated August 1, 1996 among the Company, certain of its subsidiaries and National City Bank of Indiana; and (2) Indenture dated December 22, 1997 among the Company, certain of the Company’s subsidiary guarantors and United States Trust Company of New York is less than $50,000,000, the holder of Class A Common Stock will be entitled to one vote for each share of Class A Common Stock held. So long as the holders of the Class A Common Stock are entitled to more than one vote per share, in any election of Company directors, 21% (rounded up to the nearest whole director) of the directors to be elected shall be elected by a majority of the votes cast by the holders of shares of outstanding Class B Common Stock other than Court Square or any person that is or is deemed to be in the consolidated tax group of which Court Square is a member.

The holders of Class B Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The Company cannot amend the Second Amended and Restated Certificate of Incorporation, enter into any plan of liquidation, recapitalization, reorganization, reclassification, consolidation or merger, sell all or substantially all of the Company’s assets or stock or enter into any other business combination without the approval of a majority of the holders of Class B Common Stock. Except as required by law, the holders of Class C Common Stock have no voting rights.

Under the Company’s Second Amended and Restated Certificate of Incorporation, shares of Class A Common Stock are convertible into an equal number of shares of Class B Common Stock. Shares of Class B Common Stock are convertible into an equal number of shares of Class C Common Stock. Shares of Class C Common Stock are convertible into an equal number of shares of Class B Common Stock. In the case of a conversion from Class C Common Stock, which is nonvoting, into Class B Common Stock, which is voting, the holder of shares to be converted would be permitted under applicable law to hold the total number of shares of Class B Common Stock which would be held upon conversion.

Securities Transfer, Recapitalization and Holders Agreement

In connection with the Company’s recapitalization, the stockholders entered into the Securities Transfer, Recapitalization and Holders Agreement dated March 14, 2001 (the “Stockholders Agreement”), containing certain agreements among the stockholders regarding the Company’s capital stock and corporate governance.

According to the Stockholders Agreement, so long as Court Square and its permitted transferees owns at least 5% of the Company’s common stock outstanding, Court Square has the right to designate observers to attend meetings of the Board of Directors. The Stockholders Agreement contains provisions, which, with certain exceptions, restrict the ability of the stockholders to transfer any of the Company’s common stock or preferred stock. Subject to certain conditions, if holders of at least 50% of the common stock approve the sale of the Company, each stockholder has agreed to consent to the sale and, if the sale includes the sale of stock, each stockholder has agreed to sell all of the stockholder’s common stock on the terms and conditions approved by holders of a majority of the common stock then outstanding. Subject to some limitations, certain stockholders may not sell any of their shares of common stock without offering the other stockholders a pro rata opportunity to participate in the sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Stockholders Agreement also provides for certain additional restrictions on transfer of shares by the Company’s executive officers and other employees (“management investors”), including the Company’s right to repurchase certain shares upon termination of the management investor’s employment prior to March 14, 2006, at a formula price, and the grant of a right of first refusal in the Company’s favor in the event a management investor elects to transfer his shares of common stock.

Registration Rights Agreement

In connection with their entry into the Stockholders Agreement, the stockholders entered into a Registration Rights Agreement dated March 14, 2001 (the “Registration Rights Agreement”). In accordance with the Registration Rights Agreement, upon the written request of Court Square the Company will prepare and file a registration statement with the SEC concerning the distribution of all or part of the shares held by that party and its best efforts to cause the registration statement to become effective. If at any time the Company files a registration statement for common stock pursuant to a request by Court Square or otherwise, it will allow the other parties to the Registration Rights Agreement to have their shares of common stock (or a portion of their shares under certain circumstances) included in the registered offering of the Company’s common stock. The Company is not bound by this requirement if it is filing a registration statement on Form S-8, Form S-4 or any similar form, a registration statement filed in connection with a share exchange or an offering solely to its employees or existing stockholders, or a registration statement registering a unit offering. The Company will pay the registration expenses of the selling stockholders (other than underwriting commissions, brokerage fees and transfer taxes applicable to the shares sold by the stockholders or the fees and expenses of any accountants or other representatives retained by the selling stockholder).

In June 2001, Berkshire Hathaway Inc. (“Berkshire”) purchased shares of preferred stock and Class C Common Stock of the Company from Court Square and shares of preferred stock and Class B Common Stock of the Company from World Equity Partners, L.P. In November 2001, Dresdner Kleinwort Capital Partners 2001 LP (“Dresdner”) purchased shares of preferred stock and Class C Common Stock of the Company from Court Square. In connection with these transactions, the Securities Holders Agreement, the Preferred Stockholders Agreement and the Registration Rights Agreement were amended to make Berkshire and Dresdner parties to those agreements pursuant to the terms specified in such amendments.

Dividends

Payment of dividends is dependent upon certain factors, including the Company’s earnings, financial condition and capital requirements and the terms of the Company’s financing agreements. The ability of the Company to make dividend payments is also restricted by the terms of certain of its debt instruments.

12.    INCOME TAXES

The following is a summary of the components of the provision for income tax expense (benefit):

	2003	2002	2001
Current:
Federal	$—	$—	$—
State and local	302	1,026	1,727
Foreign	12,800	6,466	3,245
Deferred:
Federal	20,964	(4,853)	(9,526)
State and local	3,697	(918)	(3,258)
Foreign	(949)	6,781	1,075
Income tax expense (benefit)	$36,814	$8,502	$(6,737)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income (loss) from continuing operations before income taxes, minority interest, loss from unconsolidated joint ventures, and cumulative effect of change in accounting principle was taxed in the following jurisdictions:

	2003	2002	2001
Domestic	$(162,044)	$(11,266)	$(72,824)
Foreign	21,127	29,749	36,537
	$(140,917)	$18,483	$(36,287)

A reconciliation of income taxes at the United States federal statutory rate to the effective income tax rate follows:

	2003	2002	2001
Federal statutory income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of Federal tax benefit, if applicable	(0.2)	0.4	2.7
Foreign operations	(2.9)	(2.7)	25.8
Goodwill	—	—	(2.8)
Provision for valuation allowance for net deferred tax assets	(57.9)	—	(39.4)
Settlement of IRS audit	—	(5.1)	—
Sub part F and other permanent items	—	16.3	—
Other items	(.1)	2.1	(2.7)
Effective income tax rate	(26.1)%	46.0%	18.6%

State and local income taxes may include provisions for Indiana and Michigan, which do not provide proportional benefit in loss years.

The following is a summary of the significant components of the Company’s deferred tax assets and liabilities:

	2003	2002
Deferred tax assets:
Restructuring charges	$10,689	$11,406
Employee benefits	12,061	14,454
Inventories	4,984	4,927
Warranty	4,499	4,689
Non-compete agreements	—	824
Alternative minimum tax credits	2,905	2,905
Foreign deferred assets	3,113	1,823
Net operating loss carryforwards	108,747	53,990
Other	23,933	7,620
Total deferred tax assets	170,931	102,638
Valuation allowance	(140,645)	(34,153)
Deferred tax assets net of valuation allowance	30,286	68,485
Deferred tax liabilities:
Depreciation	(2,342)	(14,042)
Foreign deferred liabilities	(3,758)	(3,418)
Research expenses	(5,054)	(6,663)
Other	(19,776)	(16,926)
Total deferred tax liabilities	(30,930)	(41,049)
Net deferred tax (liability) / asset	$(644)	$27,436

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the fourth quarter of 2004, the Company recorded a charge of $28,320 for a deferred tax valuation allowance for all unreserved domestic income tax assets established prior to 2003. Of this total, $24,685 was charged to income tax provision and $3,635 was charged to other comprehensive loss.

At December 31, 2003, the Company had unused Federal net operating loss carryforwards of approximately $253,862 that expire during 2019 through 2024. The Company also had unused alternative minimum tax credit carryforwards of $2,905 that may be carried forward indefinitely. Income tax payments (refunds), including state taxes, for the years ended December 31, 2003, 2002 and 2001 were $9,397, $5,332 and $1,277, respectively.

No provision has been made for United States federal and state or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries ($87,300 at December 31, 2003) because it is expected that such earnings will be reinvested in these foreign operations indefinitely. It is not practical to estimate the amount of taxes that might be payable on the eventual remittances of such earnings.

13.    ACCUMULATED OTHER COMPREHENSIVE LOSS

The Company’s other comprehensive loss consists of unrealized net gains and losses on the translation of the assets and liabilities of its foreign operations, currency instruments and interest rate swaps and minimum pension liability adjustments. The before tax income (loss), related income tax effect and accumulated balance are as follows:

	Foreign Currency Translation Adjustment	Unrealized Gains/(Losses) on Currency Instruments	Unrealized Losses on Interest Rate Swaps	Minimum Pension Liability Adjustments		Accumulated Other Comprehensive Income (Loss)
Balances at December 31, 2000	$(12,584)	$(3,629)	$(1,023)	$—		$(17,236)
Before tax (loss) income	(5,624)	4,320	(2,523)	(4,410)		(8,237)
Income tax effect	—	(691)	1,049	1,675		2,033
Other comprehensive (loss) income	(5,624)	3,629	(1,474)	(2,735)		(6,204)

Balances at December 31, 2001	(18,208)	—	(2,497)	(2,735)		(23,440)
Before tax income (loss)	7,739 (1)	398	4,027	(5,159)		7,005
Income tax effect	—	(63)	(1,530)	1,960		367
Other comprehensive income (loss)	7,739	335	2,497	(3,199)		7,372

Balances at December 31, 2002	(10,469)	335	—	(5,934)		(16,068)
Before tax income (loss)	2,593	(905)	—	1,997		3,685
Income tax effect	—	214	—	(3,635	)(2)	(3,421)
Other comprehensive income (loss)	2,593	(691)	—	(1,638)		264

Balances at December 31, 2003	$(7,876)	$(356)	$—	$(7,572)		$(15,804)

(1)	Includes a loss of $3,394 associated with the substantial liquidation of the discontinued retail aftermarket gas engine business.
(2)	Reflects the establishment of a valuation allowance for unreserved domestic income tax assets. See Note 12.

14.    TRANSACTIONS WITH GM

The Company has entered into several transactions and agreements with GM and certain of its subsidiaries related to their respective businesses. In addition to the transactions disclosed elsewhere in the accompanying consolidated financial statements and related notes, the Company entered into the following transactions with GM and certain of its subsidiaries:

	2003	2002	2001
Sales	$273,070	$271,244	$254,058
Material purchases and costs for services	18,600	15,263	16,619

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, the Company had the following balances with GM:

	2003	2002
Trade accounts receivable	$15,001	$10,096
Other receivables	53	—

15.    LEASE COMMITMENTS

The Company occupies space and uses certain equipment under lease arrangements. Rent expense was $16,167 for 2003, $11,012 for 2002, and $9,879 for 2001. Rental commitments at December 31, 2003 for long-term non-cancelable operating leases were as follows:

Year ending 2004	$9,457
Year ending 2005	6,590
Year ending 2006	4,961
Year ending 2007	4,327
Year ending 2008	3,955
Thereafter	7,397
Total payments	$36,687

16.    COMMITMENTS AND CONTINGENCIES

The Company is party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business, including those relating to commercial transactions, product liability, safety, health, taxes, environmental and other matters. The Company believes that the ultimate liability, if any, in excess of amounts already provided for in the financial statements or covered by insurance on the disposition of these matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Delco Remy Mexico, S. de R.L. de C.V. Arbitration

Remy Mexico Holdings, S. de R.L. de C.V. (“RMH”), the Company’s indirect subsidiary, and GCID Autopartes, S.A. de C.V. (“GCID”), are parties to a series of agreements, including a partnership agreement. The partnership agreement created Delco Remy Mexico, S. de R.L. de C.V. (“DRM”), which operates certain manufacturing facilities in Mexico. GCID is the minority partner with a 24% ownership interest. An affiliate of the Company’s and RMH, Remy Componentes, S. de R.L. de C.V. (“RC”), is party to a services agreement with an affiliate of GCID relating to the partnership, which, among other things, requires the payment of fees in connection with the provision of employees to the partnership. An affiliate of GCID is the partnership’s landlord.

RMH and GCID signed a letter of intent on or about May 3, 2000, whereby GCID agreed to terminate certain of the agreements with RMH and to sell its partnership interest to RMH in exchange for a $13 million termination payment by RMH to GCID, but the transaction was never finalized. In June 2001, GCID declared RMH in default under the partnership agreement, alleging that RMH had failed to conduct the business of the partnership in accordance with that agreement. In August 2001, GCID instituted an arbitration proceeding before the American Arbitration Association against RMH and later added RC and the Company’s wholly-owned subsidiary, Delco Remy America, Inc. (together with RMH and RC, the “Named Parties”). GCID and its affiliates sought damages for the alleged (i) breaches of the partnership agreement, including a requirement under the partnership that RMH buy out GCID’s partnership interest; (ii) breaches of fiduciary duty; (iii) breaches of various other contracts between and among the various parties and (iv) tortious interference with contractual relations. DRM and RC believed that the lease agreement terminated as of September 27, 2003 and shortly thereafter began the process of relocating all operations to another facility in San Luis Potosi, Mexico.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The arbitration panel issued an interim decision on March 10, 2004. Based on the interim decision, (i) the Company currently estimates that the total net payments for GCID’s minority partnership interest, the award for past service fees, and other claims, including interest and costs, will be approximately $18 million, subject to the finalization of the award by the arbitrators; (ii) the lease agreement with GCID’s affiliate is terminated as of September 27, 2003, and DRM and RC can complete the relocation of the operations to another facility; and (iii) DRM is permitted to hire the employees previously provided by GCID’s affiliate under the services agreement. The Company expects that the arbitration panel will issue a final decision in the second quarter of 2004.

UAW Litigation

On April 16, 2003, the International Union, United Automobile, Aerospace and Agriculture Implement Workers of America (“UAW”) and its Local Union 662 filed suit against the Company and Delco Remy America, Inc. (“DRA”) in Federal District Court in the Southern District of Indiana, Indianapolis Division. The lawsuit was filed under Section 301 of the Labor Management Relations Act, 29 U.S.C. Sec. 185, seeking enforcement of an expired Supplemental Unemployment Benefits Plan (the “SUB Plan”). The plaintiffs allege that the SUB Plan provides supplemental unemployment benefits for 52 weeks and separation pay in an amount exceeding $20,000 for employees who were terminated as a result of the closure of DRA’s Anderson, Indiana production facilities at the end of March 2003. The plaintiffs also seek to enforce terminated provisions of a health care program which the plaintiffs allege provides the terminated employees with 25 months of continued hospital, surgical, medical, hearing aid, prescription drug, mental health, substance abuse and vision insurance coverage. The terminated employees were represented by the UAW and its Local Union 662 under various agreements, which expired on March 31, 2003. The lawsuit was filed shortly after the UAW membership failed to ratify DRA’s last, best and final offer for a Shutdown Agreement. The UAW filed an amended complaint on July 8, 2003 to which the Company filed an answer on July 24, 2003. The magistrate has approved a case management plan, and the trial is currently expected to begin in October 2004. The Company denies the material allegations of the complaint, denies any wrongdoing and intends to defend itself vigorously, but is unable to predict whether the proceedings will have a material adverse effect on it.

Remy Reman Facilities

The Remy Reman facilities in Mississippi identified certain possible violations of state air laws and notified the state environmental agency under the state voluntary audit disclosure rules. The Mississippi Department of Environmental Quality issued Notices of Violation regarding two of the facilities and the subsidiaries have agreed to pay approximately $60 in penalties and spend approximately $110 in supplemental environmental projects.

World Wide Facility

The World Wide facility in Virginia identified certain possible violations of state air laws and notified the state environmental agency under the state voluntary audit disclosure rules. In April 2003, the Virginia Department of Environmental Quality issued a warning letter with respect to possible violations voluntarily disclosed to them with respect to the World Wide facility in Virginia. The necessary permit application was submitted, the permit was issued, and no further corrective action is necessary. Because the violation has been corrected and, based on the state’s enforcement practice manual, the Company does not believe that the state environmental agency intends to pursue enforcement or penalty actions for the past violations. However, if any such claim were pursued, the Company does not believe that the costs of such matters, if any, will have a material adverse effect on our results of operations, business or financial condition.

The Company will also be required to make additional payments in connection with its acquisitions of Knopf, Delco Remy Mexico, Delco Remy Korea and portions of the Delphi Automotive generator business. The Company expects that the aggregate amount of these additional payments will be in the range of $30 million to $35 million payable in 2004 to 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    BUSINESS SEGMENTS AND GEOGRAPHIC AREA INFORMATION

The Company is a global vehicular parts designer, manufacturer, remanufacturer, marketer and distributor, and a provider of core exchange services. Products include starter motors, alternators, engines, transmissions, torque converters and fuel systems which are principally sold or distributed to OEMs for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. It manages its business and operates in a single reportable business segment. Because of the similar economic characteristics of the operations, including the nature of products, production processes, customers and methods of distribution, those operations have been aggregated following the provisions of SFAS No. 131 for segment reporting purposes.

The Company is a multi-national corporation with operations in many countries, including the United States, Canada, Mexico, Brazil, Hungary, Poland, Germany, South Korea, the United Kingdom, Belgium, Tunisia and the Netherlands. As a result, the Company’s financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company’s operating results are exposed to changes in exchange rates between the U.S. dollar and the South Korean Won, the Mexican Peso and various European currencies. Exposure to variability in foreign currency exchange rates is managed primarily through the use of natural hedges, whereby funding obligations and assets are both denominated in the local currency. From time to time, the Company enters into exchange agreements to manage its exposure arising from fluctuating exchange rates related to specific transactions. Sales are attributed to geographic locations based on the point of sale.

	2003	2002	2001
Net sales to external customers:
United States	$871,157	$886,971	$845,171
Europe	110,689	80,830	80,518
Canada	2,165	3,655	3,303
Asia Pacific	30,900	22,210	13,690
Latin America	38,328	33,279	25,194
Total net sales	$1,053,239	$1,026,945	$967,876

	2003	2002
Long-lived assets:
United States	$195,943	$231,351
Europe	32,109	42,362
Canada	239	187
Asia Pacific	36,485	32,904
Latin America	42,966	27,766
Total long-lived assets	$307,742	$334,570

Customers that accounted for a significant portion of consolidated net sales were as follows:

	2003	2002	2001
General Motors Corporation:
North American OE Operations	$213,514	$217,982	$193,969
Other	59,556	53,262	60,089
	273,070	271,244	254,058

International Truck and Engine Corporation	94,013	84,584	117,345

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following is a summary of the composition by product category of the Company’s sales to external customers. Third-party sales for core exchange services are included in the “Other” category.

	2003	2002	2001
Electrical systems	$841,950	$818,977	$766,564
Powertrain/drivetrain	146,095	153,101	148,343
Other	65,194	54,867	52,969
Total	$1,053,239	$1,026,945	$967,876

18.    OTHER INFORMATION

Supplemental Cash Flow Information

	2003	2002	2001
Cash paid for interest	$58,097	$63,298	$57,901
Cash paid for income taxes, net of refunds received	9,397	5,332	1,277
Detail of acquisitions:
Fair value of assets acquired	$12,524	$1,774	$9,201
Liabilities assumed	(3,641)	—	(10,152)
Notes paid (issued)	6,759	(10,942)	—
Goodwill recorded	4,052	9,918	24,146
Minority interest	2,825	16,508	5,775
Cash acquired	(3,600)	—	(82)
Net cash paid for acquisitions	$18,919	$17,258	$28,888

Research and Development Costs

The Company spent approximately $17,500, $15,200, and $15,500 in the years ended December 31, 2003, 2002 and 2001, respectively, on research and development activities. All expenditures were Company funded.

19.	FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES

The Company conducts a significant portion of its business through subsidiaries. The Senior Notes and the Senior Subordinated Notes referred to in Note 9, Long-term Debt, are fully and unconditionally guaranteed, jointly and severally, by certain direct and indirect wholly-owned subsidiaries (the Subsidiary Guarantors). Certain of the Company’s subsidiaries do not guarantee the Senior Notes and the Senior Subordinated Notes (the Non-Guarantor Subsidiaries). The claims of creditors of Non-Guarantor Subsidiaries have priority over the rights of the Company to receive dividends or distributions from such subsidiaries.

Presented below is condensed consolidating financial information for the Company, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

The equity method has been used by the Company with respect to investments in subsidiaries. The equity method has been used by Subsidiary Guarantors with respect to investments in Non-Guarantor Subsidiaries. Separate financial statements for Subsidiary Guarantors are not presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the Guarantor and direct Non-Guarantor Subsidiaries:

Guarantor Subsidiaries	Non-Guarantor Subsidiaries
Delco Remy America, Inc.	Delco Remy Hungary KFT (formerly Autovill RT Ltd.)
Nabco, Inc.	Delco Remy UK Limited
Power Investments, Inc.	Delco Remy International (Europe) GmbH
Franklin Power Products, Inc.	Remy India Holdings, Inc.
International Fuel Systems, Inc.	Remy Korea Holdings, Inc.
Power Investments Marine, Inc.	World Wide Automotive Distributors, Inc.
Marine Corporation of America	Central Precision Limited
Powrbilt Products, Inc.	Electro Diesel Rebuild BVBA
World Wide Automotive, L.L.C.	Electro-Rebuild Tunisia S.A.R.L.
Ballantrae Corporation	Delco Remy Mexico, S. de R.L. de C.V.
Williams Technologies, Inc.	Publitech, Inc.
Engine Master, L.P.	Delco Remy Brazil, Ltda.
M & M Knopf Auto Parts, L.L.C.	Delco Remy Remanufacturing, S. de R.L. de C.V.
Reman Holdings, L.L.C.	Delco Remy Germany GmbH
Remy International, Inc.	Remy Componentes S. de R. L. de C. V.
Jax Reman, L.L.C.	Delco Remy Belgium BVBA
Remy Reman, L.L.C.	Magnum Power Products, L.L.C.
Elmot-DR, Sp.zo.o.
XL Component Distribution Ltd.
AutoMatic Transmission International A/S

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

IN THOUSANDS, December 31, 2003	Delco Remy International, Inc. (Parent Company Only)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations		Consolidated
Assets:
Current assets:
Cash and cash equivalents	$1	$257	$21,070	$—		$21,328
Trade accounts receivable	—	114,237	36,984	—		151,221
Other receivables	—	4,620	10,456	—		15,076
Inventories	—	146,558	69,475	(1,269	)(c)	214,764
Other currents assets	5,529	1,821	6,495	—		13,845
Total current assets	5,530	267,493	144,480	(1,269)		416,234

Property, plant and equipment	57	191,449	119,949	—		311,455
Less accumulated depreciation	47	134,054	41,608	—		175,709
Property, plant and equipment, net	10	57,395	78,341	—		135,746
Deferred financing costs, net	13,968	—	—	—		13,968
Goodwill, net	—	125,291	7,280	—		132,571
Investment in joint ventures	348,934	—	—	(343,213	)(a)	5,721
Other assets	5,326	5,732	8,678	—		19,736
Total assets	$373,768	$455,911	$238,779	$(344,482)		$723,976
Liabilities and Stockholders’ (Deficit) Equity:
Current liabilities:
Accounts payable	$2,771	$81,430	$77,627	$—		$161,828
Intercompany accounts	12,526	22,640	(34,565)	(601	)(c)	—
Accrued interest	9,750	—	87	—		9,837
Accrued restructuring	—	10,211	615	—		10,826
Liabilities of discontinued operations	—	580	985	—		1,565
Other liabilities and accrued expenses	15,325	91,851	16,209	—		123,385
Current maturities of long-term debt	684	1,170	29,543	—		31,397
Total current liabilities	41,056	207,882	90,501	(601)		338,838

Long-term debt, net of current portion	560,214	16,692	16,197	—		593,103
Deferred income taxes	—	(974)	1,618	—		644
Post-retirement benefits other than pensions	16,431	—	—	—		16,431
Accrued pension benefits	13,073	—	—	—		13,073
Accrued restructuring	—	8,801	—	—		8,801
Other non-current liabilities	3,788	1,854	1,276	—		6,918
Minority interest	—	10	15,183	—		15,193
Redeemable preferred stock	306,969	—	—	—		306,969
Stockholders’ (deficit) equity:
Common stock:
Class A Shares	—	—	—	—		—
Class B Shares	3	—	—	—		3
Class C Shares	—	—	—	—		—
Subsidiary investment	—	291,416	108,650	(400,066	)(a)	—
Retained (deficit) earnings	(560,193)	(69,137)	12,952	56,185	(b)	(560,193)
Accumulated other comprehensive loss	(7,573)	(633)	(7,598)	—		(15,804)
Total stockholders’ (deficit) equity	(567,763)	221,646	114,004	(343,881)		(575,994)
Total liabilities and stockholders’ (deficit) equity	$373,768	$455,911	$238,779	$(344,482)		$723,976

(a)	Elimination of investments in subsidiaries.
(b)	Elimination of investments in subsidiaries’ earnings.
(c)	Elimination of intercompany profit in inventory.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

IN THOUSANDS, For the Year Ended December 31, 2003	Delco Remy International, Inc. (Parent Company Only)	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations		Consolidated
Net sales	$—	$1,061,239	$558,125	$(566,125	)(a)	$1,053,239
Cost of goods sold	—	920,617	510,911	(566,125	)(a)	865,403
Cost of goods sold — special charges:
Core inventory valuation	—	102,479	1,634	—		104,113
Mexican arbitration award	—	14,310	—	—		14,310
Gross profit	—	23,833	45,580	—		69,413

Selling, general and administrative expenses	11,215	68,516	18,940	—		98,671
Restructuring charges	—	48,775	733	—		49,508
Operating (loss) income	(11,215)	(93,458)	25,907	—		(78,766)

Interest expense, net	58,033	2,303	1,815	—		62,151
Income (loss) from continuing operations before income taxes, minority interest, loss from unconsolidated joint ventures and equity in earnings of subsidiaries:	(69,248)	(95,761)	24,092	—		(140,917)

Income tax expense	17,702	5,751	13,361	—		36,814
Minority interest	—	(2,332)	2,189	—		(143)
Loss from unconsolidated joint ventures	67	—	6,360	—		6,427
Equity in earnings of subsidiaries	99,608	—	—	(99,608	)(b)	—
Net (loss) income from continuing operations	(186,625)	(99,180)	2,182	99,608		(184,015)

Discontinued Operations:
Loss from discontinued operations, net of tax	—	(4,239)	(691)	—		(4,930)
Gain (loss) on disposal of discontinued operations, net of tax	—	5,250	(2,930)	—		2,320
Net loss from discontinued operations, net of tax	—	1,011	(3,621)	—		(2,610)
Net loss	(186,625)	(98,169)	(1,439)	99,608		(186,625)

Accretion for redemption of preferred stock	32,895	—	—	—		32,895
Net loss attributable to common stockholders	$(219,520)	$(98,169)	$(1,439)	$99,608		$(219,520)

(a)	Elimination of intercompany sales and cost of sales.
(b)	Elimination of equity in net loss of consolidated subsidiaries.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

IN THOUSANDS, For the Year Ended December 31, 2003	Delco Remy International, Inc. (Parent Company Only)	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations		Consolidated
Cash Flows from Operating Activities:
Net loss attributable to common stockholders	$(219,520)	$(98,169)	$(1,439)	$99,608	(a)	$(219,520)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Loss from discontinued operations	—	4,239	691	—		4,930
(Gain) loss on disposal of discontinued operations	—	(5,250)	2,930	—		(2,320)
Depreciation	11	13,944	9,141	—		23,096
Amortization	996	72	410	—		1,478
Non-cash interest expense	4,473	—	—	—		4,473
Accretion for redemption of preferred stock	32,895	—	—	—		32,895
Minority interest	—	(2,332)	2,189	—		(143)
Loss from unconsolidated joint ventures	67	—	6,360	—		6,427
Equity in earnings of subsidiaries	99,608	—	—	(99,608	)(a)	—
Deferred income taxes	28,800	(973)	258	—		28,085
Post retirement benefits other than pensions	(1,573)	(5,549)	—	—		(7,122)
Accrued pension benefits	(3,228)	1,874	—	—		(1,354)
Restructuring charges	—	48,775	733	—		49,508
Cash payments for restructuring charges	—	(14,636)	(731)	—		(15,367)
Special charges	—	116,789	1,634	—		118,423
Changes in operating assets and liabilities, net of acquisitions, restructuring and non-cash special charges:
Accounts receivable	—	721	(4,376)	—		(3,655)
Inventories	—	(10,402)	(16,937)	—		(27,339)
Accounts payable	1,982	(7,399)	27,499	—		22,082
Intercompany accounts	20,118	(11,568)	(8,550)	—		—
Other current assets and liabilities	8,135	5,785	3,624	—		17,544
Other non-current assets and liabilities, net	9,304	(854)	(13,346)	—		(4,896)
Net cash (used in) provided by operating activities	(17,932)	35,067	10,090	—		27,225

Cash Flows from Investing Activities:
Acquisition, net of cash acquired	—	(12,160)	(6,759)	—		(18,919)
Net proceeds on sale of businesses	—	30,058	—	—		30,058
Purchases of property, plant and equipment	—	(10,018)	(9,991)	—		(20,009)
Investments in joint ventures	(115)	—	—	—		(115)
Net cash (used in) provided by investing activities of continuing operations	(115)	7,880	(16,750)	—		(8,985)

Cash Flows from Financing Activities:
Proceeds from issuances of long-term debt	—	—	10,297	—		10,297
Net borrowings (repayments) under revolving line of credit and other	20,027	(44,263)	11,689	—		(12,547)
Deferred financing costs	(1,980)	—	—	—		(1,980)
Net cash provided by (used in) financing activities of continuing operations	18,047	(44,263)	21,986	—		(4,230)

Effect of exchange rate changes on cash	—	—	986	—		986
Cash flows of discontinued operation	—	1,410	(7,504)	—		(6,094)
Net increase in cash and cash equivalents	—	94	8,808	—		8,902
Cash and cash equivalents at beginning of year	1	163	12,262	—		12,426
Cash and cash equivalents at end of year	$1	$257	$21,070	$—		$21,328

(a)	Elimination of equity in earnings of consolidated subsidiaries.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

IN THOUSANDS, December 31, 2002	Delco Remy International, Inc. (Parent Company Only)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations		Consolidated
Assets:
Current assets:
Cash and cash equivalents	$1	$163	$12,262	$—		$12,426
Trade accounts receivable	—	114,959	28,013	—		142,972
Other receivables	—	2,456	9,138	—		11,594
Inventories	—	229,451	52,682	(1,109	)(c)	281,024
Deferred income taxes	14,924	(1,567)	1,066	—		14,423
Assets of discontinued operations	—	20,445	20,048	—		40,493
Other currents assets	6,039	1,381	7,897	—		15,317
Total current assets	20,964	367,288	131,106	(1,109)		518,249

Property, plant and equipment	57	196,135	93,843	—		290,035
Less accumulated depreciation	36	106,989	25,970	—		132,995
Property, plant and equipment, net	21	89,146	67,873	—		157,040
Deferred financing costs, net	17,268	—	—	—		17,268
Goodwill, net	—	112,042	6,920	—		118,962
Investment in joint ventures	454,872	—	—	(442,981	)(a)	11,891
Deferred income taxes	15,430	12	(2,429)	—		13,013
Other assets	9,581	4,656	2,159	—		16,396
Total assets	$518,136	$573,144	$205,629	$(444,090)		$852,819
Liabilities and Stockholders’ (Deficit) Equity:
Current liabilities:
Accounts payable	$790	$88,827	$48,898	$—		$138,515
Intercompany accounts	(7,592)	34,208	(26,015)	(601	)(c)	—
Accrued interest	9,743	—	—	—		9,743
Accrued restructuring	—	4,606	555	—		5,161
Liabilities of discontinued operations	—	9,424	7,820	—		17,244
Other liabilities and accrued expenses	7,709	44,728	13,045	—		65,482
Current maturities of long-term debt	—	991	29,199	—		30,190
Total current liabilities	10,650	182,784	73,502	(601)		266,335

Long-term debt, net of current portion	568,710	17,861	9,811	—		596,382
Post-retirement benefits other than pensions	—	23,553	—	—		23,553
Accrued pension benefits	454	13,973	—	—		14,427
Accrued restructuring	—	4,651	—	—		4,651
Other non-current liabilities	4,918	6,405	962	—		12,285
Minority interest	—	9,456	8,394	—		17,850
Redeemable preferred stock	274,074	—	—	—		274,074
Stockholders’ (deficit) equity:
Common stock:
Class A Shares	—	—	—	—		—
Class B Shares	3	—	—	—		3
Class C Shares	—	—	—	—		—
Subsidiary investment	—	291,416	108,650	(400,066	)(a)	—
Retained (deficit) earnings	(340,673)	29,032	14,391	(43,423	)(b)	(340,673)
Accumulated other comprehensive loss	—	(5,987)	(10,081)	—		(16,068)
Total stockholders’ (deficit) equity	(340,670)	314,461	112,960	(443,489)		(356,738)
Total liabilities and stockholders’ (deficit) equity	$518,136	$573,144	$205,629	$(444,090)		$852,819

(a)	Elimination of investments in subsidiaries.
(b)	Elimination of investments in subsidiaries’ earnings.
(c)	Elimination of intercompany profit in inventory.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

IN THOUSANDS, For the Year Ended December 31, 2002	Delco Remy International, Inc. (Parent Company Only)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations		Consolidated
Net sales	$—	$1,041,372	$409,972	$(424,399	)(a)	$1,026,945
Cost of goods sold	—	913,309	369,860	(424,399	)(a)	858,770
Gross profit	—	128,063	40,112	—		168,175

Selling, general and administrative expenses	18,664	65,038	13,949	—		97,651
Restructuring credits	—	(4,375)	—	—		(4,375)
Operating (loss) income	(18,664)	67,400	26,163	—		74,899

Interest expense, net	50,969	3,063	2,384	—		56,416
Income (loss) from continuing operations before income taxes (benefit), minority interest, loss from unconsolidated joint ventures and equity in earnings of subsidiaries	(69,633)	64,337	23,779	—		18,483

Income tax (benefit) expense	(25,538)	21,180	12,860	—		8,502
Minority interest	—	2,169	2,076	—		4,245
Loss from unconsolidated joint ventures	—	—	3,830	—		3,830
Equity in earnings of subsidiaries	88,441	—	—	(88,441	)(b)	—
Net (loss) income from continuing operations before cumulative effect of change in accounting principle	(132,536)	40,988	5,013	88,441		1,906

Discontinued operations:
Loss from discontinued operations, net of tax	—	(20,780)	(11,238)	—		(32,018)
Loss on disposal of discontinued operations, net of tax	—	(11,569)	(16,679)	—		(28,248)
Net loss from discontinued operations, net of tax	—	(32,349)	(27,917)	—		(60,266)

Cumulative effect of change in accounting principal, net	—	(50,909)	(23,267)	—		(74,176)
Net loss	(132,536)	(42,270)	(46,171)	88,441		(132,536)

Accretion for redemption of preferred stock	29,375	—	—	—		29,375
Net loss attributable to common stockholders	$(161,911)	$(42,270)	$(46,171)	$88,441		$(161,911)

(a)	Elimination of intercompany sales and cost of sales.
(b)	Elimination of equity in net loss of consolidated subsidiaries.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

IN THOUSANDS, For the Year Ended December 31, 2002	Delco Remy International, Inc. (Parent Company Only)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations		Consolidated
Cash Flows from Operating Activities:
Net loss attributable to common stockholders	$(161,911)	$(42,270)	$(46,171)	$88,441	(a)	$(161,911)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Cumulative effect of change in accounting principal	—	50,909	23,267	—		74,176
Loss from discontinued operations	—	20,780	11,238	—		32,018
Loss on disposal of discontinued operations	—	11,569	16,679	—		28,248
Depreciation	11	18,313	7,705	—		26,029
Amortization	1,000	52	205	—		1,257
Non-cash interest expense	3,754	339	—	—		4,093
Accretion for redemption of preferred stock	29,375	—	—	—		29,375
Minority interest	—	2,169	2,076	—		4,245
Loss from unconsolidated joint ventures	—	—	3,830	—		3,830
Equity in earnings of subsidiaries	88,441	—	—	(88,441	)(a)	—
Deferred income taxes	(1,187)	706	5,269	—		4,788
Post retirement benefits other than pensions	—	(2,259)	—	—		(2,259)
Accrued pension benefits	323	5,069	(1,181)	—		4,211
Restructuring credits	—	(4,375)	—	—		(4,375)
Cash payments for restructuring charges	—	(11,566)	(4,249)	—		(15,815)
Changes in operating assets and liabilities, net of acquisitions and restructuring:
Accounts receivable	—	13,435	(6,682)	—		6,753
Inventories	—	6,061	(10,501)	—		(4,440)
Accounts payable	(514)	(7,082)	19,508	—		11,912
Intercompany accounts	50,080	(15,395)	(34,685)	—		—
Other current assets and liabilities	(1,323)	14,381	(8,874)	—		4,184
Other non-current assets and liabilities, net	(17,259)	1,832	14,364	—		(1,063)
Net cash (used in) provided by operating activities of continuing operations	(9,210)	62,668	(8,202)	—		45,256

Cash Flows from Investing activities:
Acquisitions, net of cash acquired	—	(17,005)	(253)	—		(17,258)
Purchases of property, plant and equipment	—	(11,896)	(7,280)	—		(19,176)
Investments in joint ventures	(3,000)	—	—	—		(3,000)
Net cash used in investing activities of continuing operations	(3,000)	(28,901)	(7,533)	—		(39,434)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	144,769	—	—	—		144,769
Retirement of long-term debt	(144,769)	—	—	—		(144,769)
Net borrowings (repayments) under revolving line of credit and other	20,027	(16,387)	11,689	—		15,329
Deferred financing costs	(7,816)	—	—	—		(7,816)
Distributions to minority interests	—	—	(1,800)	—		(1,800)
Net cash provided by (used in) financing activities of continuing operations	12,211	(16,387)	9,889	—		5,713

Effect of exchange rate changes on cash	—	—	1,976	—		1,976
Cash flows of discontinued operations	—	(16,165)	(7,504)	—		(23,669)
Net increase (decrease) in cash and cash equivalents	1	1,215	(11,374)	—		(10,158)
Cash and cash equivalents at beginning of year	—	(1,052)	23,636	—		22,584
Cash and cash equivalents at end of year	$1	$163	$12,262	$—		$12,426

(a)	Elimination of equity in earnings of consolidated subsidiaries.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

IN THOUSANDS, For the Year Ended December 31, 2001	Delco Remy International, Inc. (Parent Company Only)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations		Consolidated
Net sales	$—	$1,027,892	$368,832	$(428,848	)(a)	$967,876
Cost of goods sold	—	899,240	320,240	(428,848	)(a)	790,632
Special charges — cost of goods sold	—	13,795	150	—		13,945
Gross profit	—	114,857	48,442	—		163,299

Selling, general and administrative expenses	15,402	64,632	18,379	—		98,413
Special charges — selling, general and administrative expenses	—	16,081	—	—		16,081
Restructuring charges	—	27,958	2,140	—		30,098
Operating (loss) income	(15,402)	6,186	27,923	—		18,707

Interest expense, net	42,822	6,733	1,245	—		50,800
Non-recurring merger and tender offer expenses	4,194	—	—	—		4,194
Income (loss) from continuing operations before income taxes (benefit), minority interest, loss from unconsolidated joint ventures and equity in earnings of subsidiaries	(62,418)	(547)	26,678	—		(36,287)

Income tax (benefit) expense	(7,698)	(2,161)	3,122	—		(6,737)
Minority interest	—	4,072	5,182	—		9,254
Loss from unconsolidated joint ventures	—	—	2,925	—		2,925
Equity in earnings of subsidiaries	17,927	—	—	(17,927	)(b)	—
Net (loss) income from continuing operations	(72,647)	(2,458)	15,449	17,927		(41,729)

Discontinued operations:
Loss from discontinued operations, net of tax	—	(17,653)	(13,265)	—		(30,918)
Net loss from discontinued operations, net of tax	—	(17,653)	(13,265)	—		(30,918)
Net (loss) income	(72,647)	(20,111)	2,184	17,927		(72,647)

Accretion for redemption of preferred stock	20,971	—	—	—		20,971
Net (loss) income attributable to common stockholders	$(93,618)	$(20,111)	$2,184	$17,927		$(93,618)

(a)	Elimination of intercompany sales and cost of sales.
(b)	Elimination of equity in net loss of consolidated subsidiaries.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

IN THOUSANDS, For the Year Ended December 31, 2001	Delco Remy International, Inc. (Parent Company Only)	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations		Consolidated
Cash Flows from Operating Activities:
Net (loss) income attributable to common stockholders	$(93,618)	$(20,111)	$2,184	$17,927	(a)	$(93,618)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Loss from discontinued operations	—	17,653	13,265	—		30,918
Depreciation	5	18,774	5,592	—		24,371
Amortization	—	5,626	378	—		6,004
Non-cash interest expense	1,824	(22)	—	—		1,802
Accretion for redemption of preferred stock	20,971	—	—	—		20,971
Minority interest	—	4,072	5,182	—		9,254
Loss from unconsolidated joint ventures	—	—	2,925	—		2,925
Equity in earnings of subsidiaries	17,927	—	—	(17,927	)(a)	—
Deferred income taxes	(25,944)	676	(1,432)	—		(26,700)
Post retirement benefits other than pensions	—	3,018	—	—		3,018
Accrued pension benefits	(2,554)	7,838	508	—		5,792
Restructuring charges	—	27,958	2,140	—		30,098
Cash payments for restructuring charges	—	(7,568)	1,341	—		(6,227)
Non-cash special charges	—	29,876	150	—		30,026
Changes in operating assets and liabilities, net of acquisitions, restructuring, and non-cash special charges:
Accounts receivable	—	(10,112)	(5,503)	—		(15,615)
Inventories	—	(3,013)	(2,570)	—		(5,583)
Accounts payable	339	(9,907)	680	—		(8,888)
Intercompany accounts	(150,098)	135,247	14,851	—		—
Other current assets and liabilities	3,427	(1,717)	(980)	—		730
Other non-current assets and liabilities, net	(7,930)	25,571	(12,395)	—		5,246
Net cash (used in) provided by operating activities of continuing operations	(235,651)	223,859	26,316	—		14,524
Cash Flows from Investing Activities:
Acquisition, net of cash acquired	(17,116)	(8,856)	(2,916)	—		(28,888)
Purchases of property, plant and equipment	(37)	(12,046)	(6,455)	—		(18,538)
Investments in joint ventures	—	—	(8,662)	—		(8,662)
Net cash used in investing activities of continuing operations	(17,153)	(20,902)	(18,033)	—		(56,088)
Cash Flows from Financing Activities:
Proceeds from issuance of long term-debt	157,291	—	—	—		157,291
Retirement of long-term debt	—	(17,790)	—	—		(17,790)
Net borrowings (repayments) under revolving line of credit and other	106,392	(164,698)	(5,422)	—		(63,728)
Deferred financing costs	(5,561)	—	—	—		(5,561)
Merger and tender offer costs	(5,318)	—	—	—		(5,318)
Distributions to minority interests	—	—	(762)	—		(762)
Net cash provided by (used in) financing activities of continuing operations	252,804	(182,488)	(6,184)	—		64,132
Effect of exchange rate changes on cash	—	—	(643)	—		(643)
Cash flows of discontinued operations	—	(19,388)	(1,416)	—		(20,804)
Net increase in cash and cash equivalents	—	1,081	40	—		1,121
Cash and cash equivalents at beginning of year	—	(966)	22,429	—		21,463
Cash and cash equivalents at end of year	$—	$115	$22,469	$—		$22,584

(a)	Elimination of equity in earnings of consolidated subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.     QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarter Ended:	3/31/03	6/30/03	9/30/03	12/31/03	Total Year
Net sales	$256,570	$272,132	$263,525	$261,012	$1,053,239
Gross profit (loss)	43,431	51,016	49,286	(74,320)	69,413
Income (loss) from continuing operations	(47,754)	(1,366)	3,117	(138,012)	(184,015)
Loss from discontinued operations, net of tax	(3,747)	(640)	(476)	(67)	(4,930)
Gain (loss) on disposal of businesses, net of tax	2,417	—	—	(97)	2,320
Net income (loss)	(49,084)	(2,006)	2,641	(138,176)	(186,625)
Quarter Ended:	3/31/02	6/30/02	9/30/02	12/31/02	Total Year
Net sales	$248,738	$269,960	$257,799	$250,448	$1,026,945
Gross profit	43,126	46,056	44,017	34,976	168,175
Income (loss) from continuing operations before cumulative effect of change in account principle	4,223	1,736	1,548	(5,601)	1,906
Loss from discontinued operations, net of tax	(3,322)	(6,387)	(12,556)	(9,753)	(32,018)
Loss on disposal of discontinued operation, net of tax	—	(22,933)	(3,539)	(1,776)	(28,248)
Net loss	(73,275)	(27,584)	(14,547)	(17,130)	(132,536)
Cumulative effect of change in accounting principle, net	(74,176)	—	—	—	(74,176)

21.     RELATED PARTY TRANSACTIONS

In 2002 the Company entered into to an advisory agreement with CVC Management LLC (the “Advisor”), an affiliate of Court Square and CVC Equity Partners. Under the terms of the agreement, the Advisor is required to provide executive, management, consulting and support services to the Company and certain of its subsidiaries. The Advisor is entitled to receive an initial advisory fee of $1.0 million for 2002 and an advisory fee of $1.0 million for each year thereafter, payable in equal quarterly installments. The advisory agreement continues until December 31, 2006 and is automatically renewed from year to year thereafter unless terminated by either of the parties. The Advisor is also entitled to receive a transaction fee of $2.5 million for services provided in connection with the refinancing of the Company’s senior credit facilities in 2002 and may receive additional transaction fees under the advisory agreement in amounts to be agreed upon by the parties for services provided in connection with future financings, acquisitions and divestitures.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

IN THOUSANDS, At	March 31, 2004	December 31, 2003
	(unaudited)
Assets:
Current assets:
Cash and cash equivalents	$17,305	$21,328
Trade accounts receivable, net	176,424	151,221
Other receivables	16,013	15,076
Inventories	231,156	214,764
Other current assets	17,947	13,845
Total current assets	458,845	416,234

Property, plant and equipment	317,836	311,455
Less accumulated depreciation	181,131	175,709
Property, plant and equipment, net	136,705	135,746
Deferred financing costs, net	12,940	13,968
Goodwill, net	132,571	132,571
Investments in joint ventures	5,398	5,721
Other assets	19,059	19,736
Total assets	$765,518	$723,976
Liabilities and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$181,041	$161,828
Accrued interest	13,721	9,837
Accrued restructuring	5,703	10,826
Liabilities of discontinued operations	1,506	1,565
Other liabilities and accrued expenses	127,996	123,385
Current maturities of long-term debt	29,989	31,397
Total current liabilities	359,956	338,838

Long-term debt, net of current portion	606,183	593,103
Deferred income taxes	647	644
Post-retirement benefits other than pensions	16,688	16,431
Accrued pension benefits	13,141	13,073
Accrued restructuring	8,427	8,801
Other non-current liabilities	6,185	6,918
Commitments and contingencies
Minority interest in subsidiaries	15,475	15,193
Redeemable preferred stock	315,521	306,969
Stockholders’ deficit:
Common stock:
Class A shares	—	—
Class B shares	3	3
Class C shares	—	—
Retained deficit	(563,489)	(560,193)
Accumulated other comprehensive loss	(13,219)	(15,804)
Total stockholders’ deficit	(576,705)	(575,994)
Total liabilities and stockholders’ deficit	$765,518	$723,976

See notes to the condensed consolidated financial statements.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

IN THOUSANDS, For the three months ended March 31,	2004	2003
Net sales	$293,187	$256,570
Cost of goods sold	240,467	213,139
Gross profit	52,720	43,431

Selling, general and administrative expenses	27,578	26,222
Restructuring charges	1,095	45,085
Operating income (loss)	24,047	(27,876)

Interest expense, net	16,202	14,116
Income (loss) from continuing operations before income taxes, minority interest and loss from unconsolidated joint ventures	7,845	(41,992)

Income tax expense	1,437	5,260
Minority interest	548	(213)
Loss from unconsolidated joint ventures	454	715
Net income (loss) from continuing operations	5,406	(47,754)

Discontinued operations:
Loss from discontinued operations, net of tax	(258)	(3,747)
Gain on disposal of discontinued operations, net of tax	108	2,417
Net loss from discontinued operations, net of tax	(150)	(1,330)
Net income (loss)	5,256	(49,084)

Accretion for redemption of preferred stock	8,552	7,556
Net loss attributable to common stockholders	$(3,296)	$(56,640)

See notes to the condensed consolidated financial statements.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

IN THOUSANDS, For the three months ended March 31,	2004	2003
Cash Flows from Operating Activities:
Net loss attributable to common stockholders	$(3,296)	$(56,640)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss from discontinued operations	258	3,747
Gain on disposal of discontinued operations	(108)	(2,417)
Depreciation	5,178	7,122
Amortization	734	358
Non-cash interest expense	1,028	1,097
Accretion for redemption of preferred stock	8,552	7,556
Minority interest	548	(213)
Loss from unconsolidated joint ventures	454	715
Deferred income taxes	2	2,385
Post-retirement benefits other than pensions	257	(6,276)
Accrued pension benefits	68	1,997
Restructuring charges	1,095	45,085
Cash payments for restructuring charges	(6,607)	(7,019)
Changes in operating assets and liabilities, net of acquisitions and restructuring charges:
Accounts receivable	(25,062)	(22,719)
Inventories	(16,399)	(27,243)
Accounts payable	19,863	17,320
Other current assets and liabilities	3,983	23,509
Other non-current assets and liabilities, net	609	(5,217)
Net cash used in operating activities of continuing operations	(8,843)	(16,853)

Cash Flows from Investing Activities:
Acquisitions, net of cash acquired	—	(4,837)
Net proceeds on sale of businesses	108	27,876
Purchases of property, plant and equipment	(6,030)	(5,257)
Net cash (used in) provided by investing activities of continuing operations	(5,922)	17,782

Cash Flows from Financing Activities:
Net borrowings under revolving line of credit and other	11,672	205
Distributions to minority interests	(1,010)	—
Net cash provided by financing activities of continuing operations	10,662	205

Effect of exchange rate changes on cash	241	(62)
Cash flows of discontinued operations	(161)	(552)
Net (decrease) increase in cash and cash equivalents	(4,023)	520
Cash and cash equivalents at beginning of year	21,328	12,426
Cash and cash equivalents at end of period	$17,305	$12,946

See notes to the condensed consolidated financial statements.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AMOUNTS IN THOUSANDS, EXCEPT AS INDICATED

Quarters Ended March 31, 2004 and 2003

(Unaudited)

1.    BASIS OF PRESENTATION

The accompanying unaudited, condensed consolidated financial statements in this Quarterly Report on Form 10-Q should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003. The unaudited, condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Operating results for the three-month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year. The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and notes required by generally accepted accounting principles for complete financial statements. The Company has not materially changed its significant accounting policies from those disclosed in its Form 10-K for the year ended December 31, 2003. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2003.

2.    ADDITIONAL BALANCE SHEET INFORMATION

Inventories

The components of inventory were as follows:

	March 31, 2004	December 31, 2003
Raw material	$135,655	$126,545
Work-in-process	7,940	4,978
Finished goods	87,561	83,241
Total	$231,156	$214,764

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warranty

The Company provides an allowance for the estimated future cost of product warranties and other defective product returns based on management’s estimate of product failure rates and customer eligibility. If these factors differ from management’s estimates, revisions to the estimated warranty liability may be required. The specific terms and conditions of the warranties vary depending upon the customer and the product sold. Changes to the Company’s warranty liability, excluding discontinued operations, are summarized as follows:

	Quarter Ended March 31, 2004	Year Ended December 31, 2003
Balance at beginning of period	$20,683	$15,851
Provision for warranty	11,533	49,634
Payments and charges against the accrual	(11,433)	(49,429)
Other (including acquisitions)	—	4,627
Balance at end of period	$20,783	$20,683

3.    ACQUISITIONS

The Company made no acquisition payments during the three months ended March 31, 2004.

During the three months ended March 31, 2003 the Company made payments totaling $3,064 under contractual put agreements to purchase additional shares from the minority shareholders of World Wide Automotive, L.L.C. (“World Wide”), which was acquired in 1997. These payments increased the Company’s ownership percentage of World Wide from 94.0% to 97.2%. At December 31, 2003, the Company owned 100% of World Wide. The Company made payments totaling $1,314 under contractual put agreements to purchase additional shares from the minority shareholder of Power Investments, Inc., which was acquired in 1996. These payments increased the Company’s ownership percentage of Power from 93.4% to 95.1%. At December 31, 2003, the Company owned 100% of Power. The Company also made payments of $459 on notes issued in connection with the acquisition of certain parts of the Delphi Corporation (“Delphi”) alternator business in the fourth quarter of 2002. Also during the three months ended March 31, 2003, the Company completed the acquisition of 51% of Hubei Delphi Automotive Generators Company, Ltd., a manufacturer of automotive and heavy duty generators for the original equipment market and aftermarket based in China, for $3,600 in cash. Net assets acquired were $8,100 ($3,800 net of minority interest), including cash of $3,600.

4.    ACCOUNTS RECEIVABLE PROGRAMS

The Company participates in two programs that accelerate the collection of accounts receivable. Under one program, the Company sells the accounts of certain of its aftermarket customers to banks, on a non-recourse basis, at a discount. At March 31, 2004 and 2003, the amount of receivables under this program was approximately $30,900 and $3,900, respectively. The second program is an early pay plan under which a third party acts as paying agent for one of the Company’s customers. The accounts are paid, at a discounted rate, in five to seven days after shipment instead of the regular terms. This program is also without recourse. The amount covered by this plan at March 31, 2004 and 2003 was approximately $14,800 and $9,600, respectively.

5.    DISCONTINUED OPERATIONS

During the first quarter of 2003, the Company successfully completed the sale of Tractech, Inc. and Kraftube, Inc. In connection with the sale, the Company recorded an estimated gain on the sale of $2,417. The operating results, balance sheets and cash flows of these businesses were classified as discontinued operations effective in the first quarter of 2003.

In the first quarter of 2003, the Company completed plans to exit its contract remanufacturing operation for gas engines in Beaumont, Texas. The operating results, balance sheets and cash flows of this business were classified as discontinued operations effective in the first quarter of 2003.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the second quarter of 2002, the Company completed plans to exit its retail aftermarket gas engine business. In connection with the discontinuance of the business, a charge of $28,248 was recorded in 2002 to write down the relevant assets to their estimated realizable value. An additional charge of $2,824 was recorded in 2002 for the estimated cost of employee termination benefits and closure of facilities.

Selected financial information for discontinued operations for the three months ended March 31 is as follows:

	2004	2003
Net sales	$—	$9,194
Interest expense	—	1,184
Loss before tax	(258)	(3,747)
Net loss	$(258)	$(3,747)

6.    RESTRUCTURING CHARGES

The Company’s restructuring activities are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 146, Accounting for Costs Associated with Exit or Disposed Activities (“SFAS No. 146”).

Continuing Operations

In the first quarter of 2004, the Company completed plans for the closure and consolidation of certain manufacturing and distribution facilities at its operations in Mexico.

In 2003, the Company completed plans for the following restructuring actions and transfers of production to lower-cost facilities:

1.	Closure of its starter and alternator manufacturing operations in Anderson, Indiana.

2.	Consolidation of its alternator and starter remanufacturing operations in Mississippi.

3.	Closure of its aftermarket remanufacturing and distribution facilities in Reed City, Michigan.

4.	Closure of its aftermarket transmission remanufacturing facility in Jacksonville, Florida.

A total charge of $1,095 was recorded in the first quarter of 2004 relative to the 2004 and 2003 actions. This charge consisted of $676 for the cost of voluntary and involuntary employee separation programs and other miscellaneous costs of $419.

A total charge of $49,508 was recorded in 2003 for the estimated cost of the 2003 actions. This charge consisted of $14,837 for the estimated cost of various voluntary and involuntary employee separation programs associated with the resulting workforce reductions of approximately 750 employees; $29,317 for the impairment of fixed assets and capital leases; $9,066 for the impairment of operating leases; a post-employment benefit curtailment gain of $7,216; a pension plan curtailment charge of $1,835; and other miscellaneous costs of $1,669.

Relative to the employee termination programs established in 2003 and 2004, $1,253 was paid in the first quarter of 2004, $8,437 was paid in 2003, and $5,091 and $732 are expected to paid in the last nine months of 2004 and in 2005, respectively. The Company currently expects to record additional charges of $2,000 to $4,000 in connection with these actions in the last nine months of 2004.

In 2002, the Company recorded a net restructuring credit of $4,375 consisting of a $4,916 post-employment benefit curtailment gain and a $541 pension curtailment charge related to the closure and realignment of certain manufacturing operations announced in 2001 as discussed below.

In 2001, the Company recorded a restructuring charge of $30,098 in conjunction with plans for the closure and realignment of certain manufacturing facilities and administrative functions in the U.S., Canada and Europe. This charge consisted of $23,328 for the estimated cost of various voluntary and involuntary employee separation programs associated

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with workforce reductions of approximately 800 production and administrative employees and asset impairment and other miscellaneous costs totaling $6,770. Relative to the employee termination programs established in 2001, $4,737, $4,802, $12,709 and $1,080 was paid in the first quarter of 2004, and in 2003, 2002 and 2001, respectively.

The following table summarizes the activity in the restructuring accrual of continuing operations in the first quarter of 2004:

	Termination Benefits	Exit/ Impairment Costs	Total
Reserve at December 31, 2003	$11,137	$8,490	$19,627
Provision	676	419	1,095
Payments	(5,990)	(617)	(6,607)
Other	—	15	15
Reserve at March 31, 2004	$5,823	$8,307	$14,130

Discontinued Operations

The restructuring charges, payments and liabilities relative to discontinued operations are classified as discontinued operations in the Company’s consolidated financial statements.

In 2003, the Company recorded restructuring charges in its discontinued operations of $389, consisting of $190 of employee termination benefits, which were paid in 2003, and $199 of asset impairment and other costs.

In 2002, the Company recorded restructuring charges in its discontinued operations of $2,824, consisting of $1,053 of employee termination benefits and $1,771 of asset impairment and other costs. Relative to the employee termination programs established in 2002, $736 and $317 were paid in 2003 and 2002, respectively.

In 2001, the Company recorded restructuring charges in its discontinued operations of $9,251, consisting of $3,399 of employee termination benefits and $5,852 of asset impairment and other costs. Cash payments for termination programs established in 2001 of $199, $2,225 and $975 were made in 2003, 2002 and 2001, respectively.

The following table summarizes the activity in the restructuring accrual of discontinued operations in the first quarter of 2004 which relates to exit/impairment costs:

Reserve at December 31, 2003	$358
Payments	(96)
Other	(175)
Reserve at March 31, 2004	$87

7.    LONG-TERM DEBT

On April 23, 2004, subsequent to the balance sheet date, the Company issued $125,000 principal amount of Second Priority Senior Secured Floating Rate Notes due 2009 (the “Floating Rate Notes”), bearing an interest rate of LIBOR plus 4.00%, and $150,000 principal amount of 9 3/8% Senior Subordinated Notes due 2012 (the “9 3/8% Senior Subordinated Notes”). The notes were issued in a private placement to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended. The net proceeds of the issuance of these notes were used to pay down existing indebtedness under the Company’s senior credit facility, including repayment of the $60,000 term loan and relevant prepayment premium, and to finance the redemption of the Company’s outstanding 10 5/8% senior subordinated notes due 2006 issued

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on August 1, 1996, including the call premium and accrued interest. The 10 5/8 % notes were called for redemption in their entirety on April 23, 2004 at a redemption price of 101.771% of their face amount plus accrued but unpaid interest up to, but not including, the redemption date of May 24, 2004.

The Floating Rate Notes mature on April 15, 2009. Interest is due each January 15, April 15, July 15 and October 15, commencing July 15, 2004. The Floating Rate Notes will be guaranteed by substantially all of the Company’s domestic subsidiaries (the “Guarantors”). The Floating Rate Notes and the related guarantees will be senior obligations secured by a second-priority lien, subject to certain exceptions and permitted liens, on all of the Company’s and the Guarantors’ existing and future property and assets that secure the Company’s obligations under its existing credit facilities. In the event of enforcement of the lien securing the Floating Rate Notes and the related guarantees, the proceeds thereof will first be applied to repay obligations secured by the first-priority liens, including the Company’s obligations under its senior credit facilities.

The 9 3/8% Senior Subordinated Notes mature on April 15, 2012. Interest is due each April 15 and October 15, commencing October 15, 2004. The 9 3/8% Senior Subordinated Notes will be guaranteed by the Guarantors on a senior subordinated basis and, with the related guarantees, will be unsecured senior subordinated obligations, ranking junior to all the Company’s senior debt, including borrowings under its credit facilities, the Floating Rate Notes and the Company’s outstanding 8 5/8% Senior Notes due in 2007.

In connection with the above offering, the Company amended its senior credit facilities to reflect the extinguishment of the $60,000 term loan, provide for borrowings of up to $120,000 under its asset based revolving credit facility, and extend the maturity date from March 31, 2006 to June 30, 2007.

8.    EMPLOYEE BENEFIT PLANS

Agreements with GM

In connection with the Company’s separation from General Motors, the Company and GM agreed to allocate the responsibility for employee pension benefits and post-retirement health care and life insurance on a pro-rata basis between Delco Remy America, Inc., a wholly-owned subsidiary (“DRA”) and GM. The allocation is primarily determined upon years of service with DRA and aggregate years of service with DRA and GM. Effective August 1, 1994, DRA established hourly and salaried pension and post-retirement health care and life insurance plans which are similar to the respective GM plans.

Pension and Post-Retirement Health Care and Life Insurance Plans

DRA has defined benefit pension plans covering substantially all employees. The plan covering salaried employees provides benefits that are based upon years of service and final estimated average compensation. Benefits for hourly employees are based on stated amounts for each year of service. DRA’s funding policy is to contribute amounts to provide the plans with sufficient assets to meet future benefit payment requirements consistent with actuarial determinations of the funding requirements of federal laws. Plan assets are primarily invested in mutual funds, which invest in both debt and equity instruments.

DRA maintains hourly and salaried benefit plans that provide post-retirement health care and life insurance to retirees and eligible dependents. The benefits are payable for life, although DRA retains the right to modify or terminate the plans providing these benefits. The salaried plan has cost sharing features such as deductibles and co-payments. Salaried employees who were not GM employees prior to 1992 are not eligible for the above-described post-retirement benefits. It is DRA’s policy to fund these benefits as claims are incurred.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of expense for the plans as of March 31 are as follows:

	Pension Benefits		Post-Retirement Health Care and Life Insurance Plans
Components of expense	2004	2003	2004	2003
Service costs	$471	$380	$118	$94
Interest costs	624	551	269	290
Expected return on plan assets	(448)	(391)	—	—
Amortization of prior service cost	24	24	—	—
Recognized net actuarial loss	97	77	36	18
Curtailments	—	1,835	—	(7,216)
Net periodic pension cost	$768	$2,476	$423	$(6,814)

Cash Flows

The Company contributed $699 in the first quarter of 2004 and plans to contribute between approximately $3,800 and $5,000 to its pension plans for all of 2004. The post-retirement health care plan is funded as benefits are paid.

9.    INCOME TAXES

Income tax expense of $1,437 in the first quarter of 2004 consisted of provisions for domestic state and local taxes of $203 and taxes in various foreign jurisdictions of $1,234. Income tax expense of $5,260 in the first quarter of 2003 consisted of provisions in foreign jurisdictions of $2,380 and $2,880 of withholding tax on intercompany dividends. In accordance with SFAS No. 109, Accounting for Income Taxes, the Company established a valuation allowance for domestic U.S. deferred tax assets in 2003, which resulted in no domestic U.S. tax provision on first quarter 2004 domestic income.

10.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company’s other comprehensive income (loss) consists of unrealized net gains and losses on the translation of the assets and liabilities of its foreign operations, currency instruments and minimum pension liability adjustments. The before tax income, related income tax effect and accumulated balance for the first quarter of 2004 are as follows:

	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Currency Instruments	Minimum Pension Liability Adjustments	Accumulated Other Comprehensive Loss
Balances at December 31, 2003	$(7,876)	$(356)	$(7,572)	$(15,804)
Before tax income	796	2,555	—	3,351
Income tax effect	—	766	—	766
Other comprehensive income	796	1,789	—	2,585
Balances at March 31, 2004	$(7,080)	$1,433	$(7,572)	$(13,219)

The Company’s total comprehensive income (loss) was as follows:

Three months ended March 31, 2004	$7,841
Three months ended March 31, 2003	(50,220)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    COMMITMENTS AND CONTINGENCIES

The Company is party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business, including those relating to commercial transactions, product liability, safety, health, taxes, environmental and other matters. The Company believes that the ultimate liability, if any, in excess of amounts already provided for in the financial statements or covered by insurance on the disposition of these matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Delco Remy Mexico, S. de R.L. de C.V. Arbitration

Remy Mexico Holdings, S. de R.L. de C.V. (“RMH”), the Company’s indirect subsidiary, and GCID Autopartes, S.A. de C.V. (“GCID”), are parties to a series of agreements, including a partnership agreement. The partnership agreement created Delco Remy Mexico, S. de R.L. de C.V. (“DRM”), which operates certain manufacturing facilities in Mexico. GCID is the minority partner with a 24% ownership interest. An affiliate of the Company’s and RMH, Remy Componentes, S. de R.L. de C.V. (“RC”), is party to a services agreement with an affiliate of GCID relating to the partnership, which, among other things, requires the payment of fees in connection with the provision of employees to the partnership. An affiliate of GCID is the partnership’s landlord.

RMH and GCID signed a letter of intent on or about May 3, 2000, whereby GCID agreed to terminate certain of the agreements with RMH and to sell its partnership interest to RMH in exchange for a $13,000 termination payment by RMH to GCID, but the transaction was never finalized. In June 2001, GCID declared RMH in default under the partnership agreement, alleging that RMH had failed to conduct the business of the partnership in accordance with that agreement. In August 2001, GCID instituted an arbitration proceeding before the American Arbitration Association against RMH and later added RC and the Company’s wholly-owned subsidiary, Delco Remy America, Inc. (together with RMH and RC, the “Named Parties”). GCID and its affiliates sought damages for the alleged (i) breaches of the partnership agreement, including a requirement under the partnership that RMH buy out GCID’s partnership interest; (ii) breaches of fiduciary duty; (iii) breaches of various other contracts between and among the various parties; and (iv) tortious interference with contractual relations. DRM and RC believed that the lease agreement terminated as of September 27, 2003 and shortly thereafter began the process of relocating all operations to another facility in San Luis Potosi, Mexico.

The arbitration panel issued an interim decision on March 10, 2004. Based on the interim decision, (i) the Company currently estimates that the total net payments for GCID’s minority partnership interest, the award for past service fees, and other claims, including interest and costs, will be approximately $18,000, subject to the finalization of the award by the arbitrators; (ii) the lease agreement with GCID’s affiliate is terminated as of September 27, 2003, and DRM and RC can complete the relocation of the operations to another facility; and (iii) DRM is permitted to hire the employees previously provided by GCID’s affiliate under the services agreement. The Company expects that the arbitration panel will issue a final decision in the second quarter of 2004.

UAW Litigation

On April 16, 2003, the International Union, United Automobile, Aerospace and Agriculture Implement Workers of America (“UAW”) and its Local Union 662 filed suit against the Company and Delco Remy America, Inc. (“DRA”) in Federal District Court in the Southern District of Indiana, Indianapolis Division. The lawsuit was filed under Section 301 of the Labor Management Relations Act, 29 U.S.C. Sec. 185, seeking enforcement of an expired Supplemental Unemployment Benefits Plan (the “SUB Plan”). The plaintiffs allege that the SUB Plan provides supplemental unemployment benefits for 52 weeks and separation pay in an amount exceeding $20,000 for employees who were terminated as a result of the closure of DRA’s Anderson, Indiana production facilities at the end of March 2003. The plaintiffs also seek to enforce terminated provisions of a Health Care Program which the plaintiffs allege provides the terminated employees with 25 months of continued hospital, surgical, medical, hearing aid, prescription drug, mental health, substance abuse and vision insurance coverage. The terminated employees were represented by the UAW and its Local Union 662 under various agreements, which expired on March 31, 2003. The lawsuit was filed shortly after the

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UAW membership failed to ratify DRA’s last, best and final offer for a Shutdown Agreement. The UAW filed an amended complaint on July 8, 2003 to which the Company filed an answer on July 24, 2003. The magistrate has approved a case management plan, and the trial is currently expected to begin in October 2004. The Company denies the material allegations of the complaint, denies any wrongdoing and intends to defend itself vigorously, but is unable to predict whether the proceedings will have a material adverse effect on it.

Remy Reman Facilities

The Remy Reman facilities in Mississippi identified certain possible violations of state air laws and notified the state environmental agency under the state voluntary audit disclosure rules. The Mississippi Department of Environmental Quality (“MDEQ”) issued Notices of Violation regarding two of the facilities and MDEQ and the subsidiaries have agreed to a resolution where by the subsidiaries would enter into Agreed Orders requiring the subsidiaries to pay approximately $60 in penalties and spend approximately $110 in supplemental environmental projects.

World Wide Facility

In April 2003, the Virginia Department of Environmental Quality issued a warning letter with respect to possible violations voluntarily disclosed to them with respect to the World Wide facility in Virginia. The necessary permit application was submitted, the permit was issued, and no further corrective action is necessary. Because the violation has been corrected and, based on the state’s enforcement practice manual, the Company does not believe that the state environmental agency intends to pursue enforcement or penalty actions for the past violations. However, if any such claim were pursued, the Company does not believe that the costs of such matters, if any, will have a material adverse effect on its results of operations, business or financial condition.

Other

The Company will also be required to make additional payments in connection with its acquisitions of M & M Knopf Auto Parts, L.L.C., DRM, Delco Remy Korea Limited and portions of the Delphi Automotive generator business. The Company expects that the net amount of these additional payments, including the DRM arbitration panel interim award, will be in the range of $38,000 to $41,000 payable in 2004. The Company also expects to make payments in connection with the acquisition of Delphi Corporation’s light vehicle alternator business of approximately $2,000 in 2005.

12.    FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES

The Company conducts a significant portion of its business through its subsidiaries. The Company’s 8 5/8% Senior Notes Due 2007, 10 5/8 % Senior Subordinated Notes Due 2006 and 11% Senior Subordinated Notes Due 2009 are fully and unconditionally guaranteed, jointly and severally, by certain direct and indirect subsidiaries of the Company (the “Subsidiary Guarantors”). Certain of the Company’s subsidiaries do not guarantee the notes (the “Non-Guarantor Subsidiaries”). The claims of creditors of Non-Guarantor Subsidiaries have priority over the rights of the Company to receive dividends or distributions from such subsidiaries.

Presented below is condensed consolidating financial information for the Company, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries at March 31, 2004 and December 31, 2003 and for the three month periods ended March 31, 2004 and 2003.

The equity method has been used by the Company with respect to investments in subsidiaries. The equity method has been used by Subsidiary Guarantors with respect to investments in Non-Guarantor Subsidiaries. Separate financial statements for Subsidiary Guarantors are not presented.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the Subsidiary Guarantors and direct Non-Guarantor Subsidiaries:

Subsidiary Guarantors	Non-Guarantor Subsidiaries
Delco Remy America, Inc.	Delco Remy Hungary KFT (formerly Autovill RT Ltd.)
Nabco, Inc.	Delco Remy UK Limited
Power Investments, Inc.	Delco Remy International (Europe) GmbH
Franklin Power Products, Inc.	Remy India Holdings, Inc.
International Fuel Systems, Inc.	Remy Korea Holdings, Inc.
Power Investments Marine, Inc.	World Wide Automotive Distributors, Inc.
Marine Corporation of America	Central Precision Limited
Powrbilt Products, Inc.	Electro Diesel Rebuild BVBA
World Wide Automotive, L.L.C.	Electro-Rebuild Tunisia S.A.R.L.
Ballantrae Corporation	Delco Remy Mexico, S. de R.L. de C.V.
Williams Technologies, Inc.	Publitech, Inc.
Remy Powertrain, L.P.	Delco Remy Brazil, Ltda.
M & M Knopf Auto Parts, L.L.C.	Delco Remy Remanufacturing, S. de R.L. de C.V.
Reman Holdings, L.L.C.	Delco Remy Germany GmbH
Remy International, Inc.	Remy Componentes S. de R. L. de C. V.
Jax Reman, L.L.C.	Delco Remy Belgium BVBA
Remy Reman, L.L.C.	Magnum Power Products, L.L.C.
Elmot-DR, Sp.zo.o.
XL Component Distribution Ltd.
AutoMatic Transmission International A/S

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

IN THOUSANDS, At March 31, 2004	Delco Remy International, Inc. (Parent Company Only)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations		Consolidated
Assets:
Current assets:
Cash and cash equivalents	$1	$74	$17,230	$—		$17,305
Trade accounts receivable	—	133,153	43,271	—		176,424
Other receivables	—	4,139	11,874	—		16,013
Inventories	—	154,792	77,675	(1,311	)(c)	231,156
Other currents assets	5,601	2,162	10,184	—		17,947
Total current assets	5,602	294,320	160,234	(1,311)		458,845

Property, plant and equipment	128	193,459	124,249	—		317,836
Less accumulated depreciation	50	136,264	44,817	—		181,131
Property, plant and equipment, net	78	57,195	79,432	—		136,705
Deferred financing costs, net	12,940	—	—	—		12,940
Goodwill, net	—	125,291	7,280	—		132,571
Investments in joint ventures	373,684	—	—	(368,286	)(a)	5,398
Other assets	5,078	8,371	5,610	—		19,059
Total assets	$397,382	$485,177	$252,556	$(369,597)		$765,518
Liabilities and Stockholders’ (Deficit) Equity:
Current liabilities:
Accounts payable	$891	$92,173	$87,977	$—		$181,041
Intercompany accounts	10,131	22,009	(31,539)	(601	)(c)	—
Accrued interest	13,626	—	95	—		13,721
Accrued restructuring	—	5,078	625	—		5,703
Liabilities of discontinued operations	—	499	1,007	—		1,506
Other liabilities and accrued expenses	19,878	89,665	18,453	—		127,996
Current maturities of long-term debt	420	1,207	28,362	—		29,989
Total current liabilities	44,946	210,631	104,980	(601)		359,956

Long-term debt, net of current portion	574,789	16,382	15,012	—		606,183
Deferred income taxes	—	(976)	1,623	—		647
Post-retirement benefits other than pensions	16,688	—	—	—		16,688
Accrued pension benefits	13,141	—	—	—		13,141
Accrued restructuring	—	8,427	—	—		8,427
Other non-current liabilities	3,356	1,402	1,427	—		6,185
Minority interest	—	258	15,217	—		15,475
Redeemable preferred stock	315,521	—	—	—		315,521
Stockholders’ (deficit) equity:
Common stock:
Class A Shares	—	—	—	—		—
Class B Shares	3	—	—	—		3
Class C Shares	—	—	—	—		—
Subsidiary investment	—	291,416	108,650	(400,066	)(a)	—
Retained (deficit) earnings	(563,489)	(44,315)	13,245	31,070	(b)	(563,489)
Accumulated other comprehensive income (loss)	(7,573)	1,952	(7,598)	—		(13,219)
Total stockholders’ (deficit) equity	(571,059)	249,053	114,297	(368,996)		(576,705)
Total liabilities and stockholders’ (deficit) equity	$397,382	$485,177	$252,556	$(369,597)		$765,518

(a)	Elimination of investments in subsidiaries.
(b)	Elimination of investments in subsidiaries’ earnings.
(c)	Elimination of intercompany profit in inventory.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

IN THOUSANDS, At December 31, 2003	Delco Remy International, Inc. (Parent Company Only)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations		Consolidated
Assets:
Current assets:
Cash and cash equivalents	$1	$257	$21,070	$—		$21,328
Trade accounts receivable	—	114,237	36,984	—		151,221
Other receivables	—	4,620	10,456	—		15,076
Inventories	—	146,558	69,475	(1,269	)(c)	214,764
Other currents assets	5,529	1,821	6,495	—		13,845
Total current assets	5,530	267,493	144,480	(1,269)		416,234

Property, plant and equipment	57	191,449	119,949	—		311,455
Less accumulated depreciation	47	134,054	41,608	—		175,709
Property, plant and equipment, net	10	57,395	78,341	—		135,746
Deferred financing costs, net	13,968	—	—	—		13,968
Goodwill, net	—	125,291	7,280	—		132,571
Investments in joint ventures	348,934	—	—	(343,213	)(a)	5,721
Other assets	5,326	5,732	8,678	—		19,736
Total assets	$373,768	$455,911	$238,779	$(344,482)		$723,976
Liabilities and Stockholders’ (Deficit) Equity:
Current liabilities:
Accounts payable	$2,771	$81,430	$77,627	$—		$161,828
Intercompany accounts	12,526	22,640	(34,565)	(601	)(c)	—
Accrued interest	9,750	—	87	—		9,837
Accrued restructuring	—	10,211	615	—		10,826
Liabilities of discontinued operations	—	580	985	—		1,565
Other liabilities and accrued expenses	15,325	91,851	16,209	—		123,385
Current maturities of long-term debt	684	1,170	29,543	—		31,397
Total current liabilities	41,056	207,882	90,501	(601)		338,838

Long-term debt, net of current portion	560,214	16,692	16,197	—		593,103
Deferred income taxes	—	(974)	1,618	—		644
Post-retirement benefits other than pensions	16,431	—	—	—		16,431
Accrued pension benefits	13,073	—	—	—		13,073
Accrued restructuring	—	8,801	—	—		8,801
Other non-current liabilities	3,788	1,854	1,276	—		6,918
Minority interest	—	10	15,183	—		15,193
Redeemable preferred stock	306,969	—	—	—		306,969
Stockholders’ (deficit) equity:
Common stock:
Class A Shares	—	—	—	—		—
Class B Shares	3	—	—	—		3
Class C Shares	—	—	—	—		—
Subsidiary investment	—	291,416	108,650	(400,066	)(a)	—
Retained (deficit) earnings	(560,193)	(69,137)	12,952	56,185	(b)	(560,193)
Accumulated other comprehensive loss	(7,573)	(633)	(7,598)	—		(15,804)
Total stockholders’ (deficit) equity	(567,763)	221,646	114,004	(343,881)		(575,994)
Total liabilities and stockholders’ (deficit) equity	$373,768	$455,911	$238,779	$(344,482)		$723,976

(a)	Elimination of investments in subsidiaries.
(b)	Elimination of investments in subsidiaries’ earnings.
(c)	Elimination of intercompany profit in inventory.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

IN THOUSANDS, For the three months Ended March 31, 2004	Delco Remy International, Inc. (Parent Company Only)	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations		Consolidated
Net sales	$—	$263,979	$127,272	$(98,064	)(a)	$293,187
Cost of goods sold	—	219,858	118,673	(98,064	)(a)	240,467
Gross (loss) profit	—	44,121	8,599	—		52,720

Selling, general and administrative expenses	4,407	17,017	6,154	—		27,578
Restructuring charges	—	861	234	—		1,095
Operating (loss) income	(4,407)	26,243	2,211	—		24,047

Interest expense, net	14,916	631	655	—		16,202
Income (loss) from continuing operations before income taxes, minority interest, loss from unconsolidated joint ventures and equity in earnings of subsidiaries	(19,323)	25,612	1,556	—		7,845

Income tax expense	536	396	505	—		1,437
Minority interest	—	248	300	—		548
Loss from unconsolidated joint ventures	—	—	454	—		454
Equity in earnings of subsidiaries	25,115	—	—	(25,115	)(b)	—
Net income (loss) from continuing operations	5,256	24,968	297	(25,115)		5,406

Discontinued operations:
Loss from discontinued operations, net of tax	—	(146)	(112)	—		(258)
Gain on disposal of discontinued operations, net of tax	—	—	108	—		108
Net loss from discontinued operations, net of tax	—	(146)	(4)	—		(150)
Net income	5,256	24,822	293	(25,115)		5,256

Accretion for redemption of preferred stock	8,552	—	—	—		8,552
Net (loss) income attributable to common stockholders	$(3,296)	$24,822	$293	$(25,115)		$(3,296)

(a)	Elimination of intercompany sales and cost of sales.
(b)	Elimination of equity in net loss of consolidated subsidiaries.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

IN THOUSANDS, For the three months Ended March 31, 2003	Delco Remy International, Inc. (Parent Company Only)	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations		Consolidated
Net sales	$—	$264,654	$134,521	$(142,605	)(a)	$256,570
Cost of goods sold	—	234,245	121,499	(142,605	)(a)	213,139
Gross profit	—	30,409	13,022	—		43,431

Selling, general and administrative expenses	4,062	17,241	4,919	—		26,222
Restructuring charges	—	45,085	—	—		45,085
Operating (loss) income	(4,062)	(31,917)	8,103	—		(27,876)

Interest expense, net	14,219	(530)	427	—		14,116
Income (loss) from continuing operations before income taxes (benefit), minority interest, loss from unconsolidated joint ventures and equity in earnings of subsidiaries	(18,281)	(31,387)	7,676	—		(41,992)

Income tax expense (benefit)	(1,292)	4,199	2,353	—		5,260
Minority interest	—	(564)	351	—		(213)
Loss from unconsolidated joint ventures	—	—	715	—		715
Equity in loss of subsidiaries	(32,095)	—	—	32,095	(b)	—
Net (loss) income from continuing operations	(49,084)	(35,022)	4,257	32,095		(47,754)

Discontinued operations:
Loss from discontinued operations, net of tax	—	(3,235)	(512)	—		(3,747)
Gain (loss) on disposal of discontinued operations, net of tax	—	5,549	(3,132)	—		2,417
Net gain (loss) from discontinued operations, net of tax	—	2,314	(3,644)	—		(1,330)
Net (loss) income	(49,084)	(32,708)	613	32,095		(49,084)

Accretion for redemption of preferred stock	7,556	—	—	—		7,556
Net (loss) income attributable to common stockholders	$(56,640)	$(32,708)	$613	$32,095		$(56,640)

(a)	Elimination of intercompany sales and cost of sales.
(b)	Elimination of equity in net loss of consolidated subsidiaries.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

Condensed Consolidating Statement of Cash Flows

IN THOUSANDS, For the three months Ended March 31, 2004	Delco Remy International, Inc. (Parent Company Only)	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations		Consolidated
Cash Flows from Operating Activities:
Net (loss) income attributable to common stockholders	$(3,296)	$24,822	$293	$(25,115	)(a)	$(3,296)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Loss from discontinued operations	—	146	112	—		258
Gain on disposal of discontinued operations	—	—	(108)	—		(108)
Depreciation	3	2,976	2,199	—		5,178
Amortization	249	330	155	—		734
Non-cash interest expense	1,028	—	—	—		1,028
Accretion for redemption of preferred stock	8,552	—	—	—		8,552
Minority interest	—	248	300	—		548
Loss from unconsolidated joint ventures	—	—	454	—		454
Equity in earnings of subsidiaries	(25,115)	—	—	25,115	(a)	—
Deferred income taxes	—	—	2	—		2
Post retirement benefits other than pensions	257	—	—	—		257
Accrued pension benefits	68	—	—	—		68
Restructuring charges	—	861	234	—		1,095
Cash payments for restructuring charges	—	(6,368)	(239)	—		(6,607)
Changes in operating assets and liabilities, net of acquisitions and restructuring charges:
Accounts receivable	—	(18,917)	(6,145)	—		(25,062)
Inventories	—	(8,191)	(8,208)	—		(16,399)
Accounts payable	(1,881)	10,745	10,999	—		19,863
Intercompany accounts	(2,395)	(631)	3,026	—		—
Other current assets and liabilities	8,357	273	(4,647)	—		3,983
Other non-current assets and liabilities, net	(68)	(2,969)	3,646	—		609
Net cash (used in) provided by operating activities of continuing operations	(14,241)	3,325	2,073	—		(8,843)

Cash Flows from Investing Activities:
Net proceeds on sale of businesses	—	—	108	—		108
Purchases of property, plant and equipment	(70)	(3,073)	(2,887)	—		(6,030)
Net cash used in investing activities of continuing operations	(70)	(3,073)	(2,779)	—		(5,922)

Cash Flows from Financing Activities:
Net borrowings (repayments) under revolving line of credit and other	14,311	(274)	(2,365)	—		11,672
Distributions to minority interests	—	—	(1,010)	—		(1,010)
Net cash provided by (used in) financing activities of continuing operations	14,311	(274)	(3,375)	—		10,662
Effect of exchange rate changes on cash	—	—	241	—		241
Cash flows of discontinued operation	—	(161)	—	—		(161)
Net decrease in cash and cash equivalents	—	(183)	(3,840)	—		(4,023)
Cash and cash equivalents at beginning of year	1	257	21,070	—		21,328
Cash and cash equivalents at end of period	$1	$74	$17,230	$—		$17,305

(a)	Elimination of equity in earnings of consolidated subsidiaries.

DELCO REMY INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

IN THOUSANDS, For the three months Ended March 31, 2003	Delco Remy International, Inc. (Parent Company Only)	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations		Consolidated
Cash Flows from Operating Activities:
Net (loss) income attributable to common stockholders	$(56,640)	$(32,708)	$613	$32,095	(a)	$(56,640)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Loss from discontinued operations	—	3,235	512	—		3,747
(Gain) loss on disposal of discontinued operations	—	(5,549)	3,132	—		(2,417)
Depreciation	3	4,920	2,199	—		7,122
Amortization	249	31	78	—		358
Non-cash interest expense	1,097	—	—	—		1,097
Accretion for redemption of preferred stock	7,556	—	—	—		7,556
Minority interest	—	(564)	351	—		(213)
Loss from unconsolidated joint ventures	—	—	715	—		715
Equity in earnings of subsidiaries	32,095	—	—	(32,095	)(a)	—
Deferred income taxes	2,205	—	180	—		2,385
Post retirement benefits other than pensions	—	(6,276)	—	—		(6,276)
Accrued pension benefits	(454)	2,451	—	—		1,997
Restructuring charges	—	45,085	—	—		45,085
Cash payments for restructuring charges	—	(6,877)	(142)	—		(7,019)
Changes in operating assets and liabilities, net of acquisitions and restructuring charges:
Accounts receivable	—	(19,156)	(3,563)	—		(22,719)
Inventories	—	(18,982)	(8,261)	—		(27,243)
Accounts payable	1,242	10,246	5,832	—		17,320
Intercompany accounts	(21,225)	8,265	12,960	—		—
Other current assets and liabilities	8,774	10,703	4,032	—		23,509
Other non-current assets and liabilities, net	23,284	(11,697)	(16,804)	—		(5,217)
Net cash (used in) provided by operating activities of continuing operations	(1,814)	(16,873)	1,834	—		(16,853)

Cash Flows from Investing Activities:
Acquisition, net of cash acquired	—	(4,378)	(459)	—		(4,837)
Net proceeds on sale of businesses	—	25,525	2,351	—		27,876
Purchases of property, plant and equipment	—	(2,545)	(2,712)	—		(5,257)
Net cash provided by (used in) investing activities of continuing operations	—	18,602	(820)	—		17,782

Cash Flows from Financing Activities:
Net borrowings (repayments) under revolving line of credit and other	1,813	(250)	(1,358)	—		205
Net cash provided by (used in) financing activities of continuing operations	1,813	(250)	(1,358)	—		205

Effect of exchange rate changes on cash	—	—	(62)	—		(62)
Cash flows of discontinued operation	—	(1,731)	1,179	—		(552)
Net (decrease) increase in cash and cash equivalents	(1)	(252)	773	—		520
Cash and cash equivalents at beginning of year	1	164	12,261	—		12,426
Cash and cash equivalents at end of period	$—	$(88)	$13,034	$—		$12,946

(a)	Elimination of equity in earnings of consolidated subsidiaries.